UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Audit Report of Kookmin Bank for Fiscal Year 2020

On March 9, 2021, KB Financial Group Inc. disclosed audit reports of Kookmin Bank, its wholly-owned subsidiary, for fiscal year 2020 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of Kookmin Bank as of and for the years ended December 31, 2020 and 2019 and related notes) received from KPMG Samjong Accounting Corp., its independent auditor. The financial statements in such reports have not been approved by the shareholders of Kookmin Bank and remain subject to change.

KB Financial Group Inc. is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of Kookmin Bank for FY 2020.

Exhibit 99.2: An English-language translation of the Separate Audit Report of Kookmin Bank for FY 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 9, 2021	By:	/s/ Hwan-Ju Lee
(Signature)

Name: Hwan-Ju Lee
Title: Senior Executive Vice President and Chief Finance Officer

Exhibit 99.1

Kookmin Bank and Subsidiaries

Consolidated Financial Statements

December 31, 2020 and 2019

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholder and Board of Directors

Kookmin Bank

Opinion

We have audited the consolidated financial statements of Kookmin Bank and its subsidiaries (collectively the “Group”), which comprise the statement of financial position as of December 31, 2020, the statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020, and its financial performance and its cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

As described in note 37.6 (b) to the consolidated financial statements, the ongoing COVID-19 pandemic has a negative impact on the global economy and increased uncertainty in estimation of the Group’s expected credit losses on certain portfolios and potential impairment on assets, which might adversely affect the Group’s ability to generate revenue. Our opinion is not modified in respect of this matter.

Other Matters

The consolidated financial statements of the Group for the year ended December 31, 2019 were audited by another auditor who expressed an unmodified opinion on those statements on March 5, 2020.

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 8, 2021

This report is effective as of March 8, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

Kookmin Bank and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2020 and 2019

(In millions of Korean won)	Notes	2020	2019
Assets
Cash and due from financial institutions	4,6,7,36	19,972,269	14,481,309
Financial assets at fair value through profit or loss	4,6,8,12	16,042,357	13,866,303
Derivative financial assets	4,6,9	4,456,668	2,317,425
Loans measured at amortized cost	4,6,8,10,11	327,332,495	293,531,433
Financial investments	4,6,8,12	58,286,482	52,419,293
Investments in associates	13	441,325	564,711
Property and equipment	8,14	4,041,894	3,784,374
Investment property	14	318,101	475,968
Intangible assets	15	962,654	268,731
Current income tax assets	32	47,847	13,904
Deferred income tax assets	16,32	58,339	2,263
Assets held for sale	17	197,727	6,941
Other assets	4,6,18	6,285,956	5,692,383

Total assets		438,444,114	387,425,038

Liabilities
Financial liabilities at fair value through profit or loss	4,6	141,277	80,235
Derivative financial liabilities	4,6,9	4,282,364	2,168,982
Deposits	4,6,19	330,352,491	300,917,482
Borrowings	4,6,20	26,870,831	19,141,262
Debentures	4,6,21	26,969,584	18,739,992
Provisions	22	388,014	311,140
Net defined benefit liabilities	23	165,402	179,110
Current income tax liabilities	32	37,481	8,338
Deferred income tax liabilities	16,32	346,850	248,652
Other liabilities	4,6,24,30	18,481,746	16,625,612

Total liabilities		408,036,040	358,420,805

Equity
Capital stock	25	2,021,896	2,021,896
Hybrid securities	25	574,523	574,523
Capital surplus	25	4,808,482	5,219,704
Accumulated other comprehensive income	25,34	494,445	123,334
Retained earnings	25,33,34	22,243,552	21,064,776
(Provision of regulatory reserve for credit losses
December 31, 2020 : ~~W~~ 2,441,875 million
December 31, 2019 : ~~W~~ 2,291,019 million)
(Amounts estimated to be appropriated
December 31, 2020 : ~~W~~ 92,526 million
December 31, 2019 : ~~W~~ 150,856 million)

Equity attributable to the shareholder of the Parent Company		30,142,898	29,004,233
Non-controlling interests		265,176	—

Total equity		30,408,074	29,004,233

Total liabilities and equity		438,444,114	387,425,038

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

Kookmin Bank and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2020 and 2019

(In millions of Korean won)	Notes	2020	2019
Interest income		10,456,165	10,779,948
Interest income from financial instruments at fair value through other comprehensive income and amortized cost		10,265,173	10,568,018
Interest income from financial instruments at fair value through profit or loss		190,992	211,930
Interest expense		(3,701,399)	(4,416,161)

Net interest income	26	6,754,766	6,363,787

Fee and commission income		1,449,687	1,483,362
Fee and commission expense		(381,765)	(350,066)

Net fee and commission income	27	1,067,922	1,133,296

Net gains on financial instrument at fair value through profit or loss	28	244,183	422,624

Net other operating expenses	29	(230,206)	(600,639)

General and administrative expenses	14,15,23,30,40	(4,201,346)	(3,887,419)

Operating profit before provision for credit losses		3,635,319	3,431,649

Provision for credit losses	7,11,12,18,22	(484,182)	(103,530)

Operating profit		3,151,137	3,328,119
Share of profit (loss) of investments in associates	13	(48,158)	29,240
Net other non-operating income (expenses)	31	28,844	(38,887)

Net non-operating expenses		(19,314)	(9,647)

Profit before income tax expense		3,131,823	3,318,472
Income tax expense	32	(812,304)	(879,393)

Profit for the period		2,319,519	2,439,079

(Adjusted profit after provision of regulatory reserve for credit losses	25
2020 : ~~W~~ 2,205,669 million
2019 : ~~W~~ 2,288,223 million)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23	(4,166)	(40,369)
Net gains (losses) on equity instruments at fair value through other comprehensive income		666,641	(17,151)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(154,972)	26,271
Net gains on debt instruments at fair value through other comprehensive income		30,750	34,275
Share of other comprehensive income (loss) of associates		(6,978)	7,546
Gains (Losses) on hedging instruments of net investments in foreign operations	9	61,329	(6,267)
Gains (Losses) on cash flow hedging instruments	9	(6,382)	(15,230)

Other comprehensive income(loss) for the period, net of tax	34	586,222	(10,925)

Total comprehensive income for the period		2,905,741	2,428,154

Profit attributable to:
Shareholder of the Parent Company		2,298,195	2,439,079
Non-controlling interests		21,324	—

		2,319,519	2,439,079

Total comprehensive income for the period attributable to:
Shareholder of the Parent Company		2,905,953	2,428,154
Non-controlling interests		(212)	—

		2,905,741	2,428,154

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

Kookmin Bank and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2020 and 2019

		Attributable to the shareholder of the Parent Company
(In millions of Korean won)	Notes	Capital Stock	Hybrid Securities	Capital Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Non-controlling Interests	Total Equity
Balance at January 1, 2019		2,021,896	—	5,218,788	115,784	19,311,398	—	26,667,866
Comprehensive income for the period
Profit for the period		—	—	—	—	2,439,079	—	2,439,079
Remeasurements of net defined benefit liabilities		—	—	—	(40,369)	—	—	(40,369)
Net losses on equity instruments at fair value through other comprehensive income		—	—	—	1,324	(18,475)	—	(17,151)
Exchange differences on translating foreign operations		—	—	—	26,271	—	—	26,271
Net gains on debt instruments at fair value through other comprehensive income		—	—	—	34,275	—	—	34,275
Share of other comprehensive income of associates		—	—	—	7,546	—	—	7,546
Losses on hedging instruments of net investments in foreign operations		—	—	—	(6,267)	—	—	(6,267)
Losses on cash flow hedging instruments		—	—	—	(15,230)	—	—	(15,230)

Total comprehensive income for the period		—	—	—	7,550	2,420,604	—	2,428,154

Transactions with the shareholder
Annual dividends		—	—	—	—	(667,226)	—	(667,226)
Issuance of hybrid securities		—	574,523	—	—			574,523
Changes in ownership of subsidiaries		—	—	916	—	—	—	916

Total transactions with the shareholder		—	574,523	916	—	(667,226)	—	(91,787)

Balance at December 31, 2019		2,021,896	574,523	5,219,704	123,334	21,064,776	—	29,004,233

Balance at January 1, 2020		2,021,896	574,523	5,219,704	123,334	21,064,776	—	29,004,233

Comprehensive income for the period
Profit for the period		—	—	—	—	2,298,195	21,324	2,319,519
Remeasurements of net defined benefit liabilities		—	—	—	(4,111)	—	(55)	(4,166)
Net gains on equity instruments at fair value through other comprehensive income		—	—	—	429,994	236,647	—	666,641
Exchange differences on translating foreign operations		—	—	—	(134,469)	—	(20,503)	(154,972)
Net gains on debt instruments at fair value through other comprehensive income		—	—	—	31,728	—	(978)	30,750
Share of other comprehensive loss of associates		—	—	—	(6,978)	—	—	(6,978)
Gains on hedging instruments of net investments in foreign operations		—	—	—	61,329	—	—	61,329
Losses on cash flow hedging instruments		—	—	—	(6,382)	—	—	(6,382)

Total comprehensive income for the period		—	—	—	371,111	2,534,842	(212)	2,905,741

Transactions with the shareholder
Annual dividends		—	—	—	—	(731,926)	—	(731,926)
Interim dividends		—	—	—	—	(598,481)	—	(598,481)
Issuance of hybrid securities		—	—	—	—	—	—	—
Interest (dividends) on hybrid securities		—	—	—	—	(25,659)	—	(25,659)
Others	42	—	—	(411,222)	—	—	265,388	(145,834)

Total transactions with the shareholder		—	—	(411,222)	—	(1,356,066)	265,388	(1,501,900)

Balance at December 31, 2020		2,021,896	574,523	4,808,482	494,445	22,243,552	265,176	30,408,074

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

Kookmin Bank and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2020 and 2019

(In millions of Korean won)	Notes	2020	2019
Cash flows from operating activities
Profit for the period		2,319,519	2,439,079

Adjustment for non-cash items
Net gains on financial instruments at fair value through profit or loss		(217,768)	(201,982)
Net losses (gains) on derivative financial instrument for hedging purposes		8,168	(110,405)
Adjustment of fair value of derivative financial instruments		(3,198)	282
Provision for credit losses		484,257	103,170
Net gains on financial investments		(179,941)	(95,524)
Share of loss (profit) of associates		48,157	(29,240)
Depreciation and amortization expense		569,721	509,346
Other net losses (gains) on property and equipment/intangible assets		(77,011)	1,518
Share-based payment		13,364	15,173
Post-employment benefits		159,393	157,946
Net interest expense		559,070	236,930
Gains on foreign currency translation		(155,831)	(100,131)
Other expense (income)		(14,318)	60,496

		1,194,063	547,579

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss		(1,405,459)	(1,497,738)
Derivative financial instrument		42,804	(7,944)
Loans measured at amortized cost		(28,338,718)	(16,595,592)
Current income tax assets		(24,211)	(9,265)
Deferred income tax assets		(58,957)	1,110
Other assets		(3,478,528)	(905,137)
Financial liabilities at fair value through profit or loss		49,648	(23,165)
Deposits		23,689,107	28,107,474
Deferred income tax liabilities		(174,090)	137,700
Other liabilities		(1,139,460)	1,176,035

		(10,837,864)	10,383,478

Net cash inflow (outflow) from operating activities		(7,324,282)	13,370,136

Cash flows from investing activities
Net cash flows from derivative financial instrument for hedging purposes		8,983	7,120
Disposal of financial assets at fair value through profit or loss		6,729,781	7,807,186
Acquisition of financial assets at fair value through profit or loss		(7,477,327)	(7,817,304)
Disposal of financial investments		72,170,571	59,540,128
Acquisition of financial investments		(76,954,130)	(68,825,567)
Disposal of investments in associates		187,181	30,354
Acquisition of investments in associates		(200,023)	(69,005)
Disposal of property and equipment		1,913	60
Acquisition of property and equipment		(340,477)	(525,605)
Acquisition of investment property		(125)	(230,584)
Disposal of investment property		267,836	—
Disposal of intangible assets		4,260	7,126
Acquisition of intangible assets		(77,960)	(73,726)
Net cash flows from changes in subsidiaries		(388,621)	212,279
Others		33,219	(59,809)

Net cash outflow from investing activities		(6,034,919)	(9,997,347)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes		(16,182)	(28,631)
Net increase in borrowings		6,332,405	1,290,505
Increase in debentures		19,952,932	9,543,968
Decrease in debentures		(11,653,980)	(14,105,629)
Payment of dividends		(1,330,407)	(667,226)
Net increase (decrease) in other payables to trust accounts		2,326,495	(68,647)
Issuance of hybrid securities		—	574,523
Others		(60,866)	(66,498)

Net cash inflow (outflow) from financing activities		15,550,397	(3,527,635)

Effect of exchange rate changes on cash and cash equivalents		(266,209)	177,663

Net increase in cash and cash equivalents		1,924,987	22,817
Cash and cash equivalents at the beginning of the period	36	4,879,312	4,856,495

Cash and cash equivalents at the end of the period	36	6,804,299	4,879,312

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

1. The Bank

Kookmin Bank (the “Bank” or the “Parent Company”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX,”) in September 1994. As a result of the merger with H&CB, the shareholders of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2020, the Bank’s paid-in capital is ~~W~~ 2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, mobile virtual network business in accordance with Special Act on Support for Financial Innovation, and other relevant businesses. As of December 31, 2020, the Bank operates its Seoul headquarters and 972 domestic branches, and eight overseas branches (excluding six subsidiaries and one office).

2. Basis of Preparation

2.1 Application of Korean IFRS

The Bank and its subsidiaries (collectively the “Group”) maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

2.1.1 The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2020.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements and Korean IFRS No.1008 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the definition of material. Information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1103 Business Combination – Definition of a Business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and the definition of output excludes the returns in the form of lower costs and other economic benefits. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, an entity may elect to apply an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. These amendments do not have a significant impact on the consolidated financial statements.

2.1.2 The Group has early adopted the following amended standards.

•	Amendments to Korean IFRS No.1107 Financial Instruments: Disclosure, Korean IFRS No.1109 Financial Instruments – Interest Rate Benchmark Reform

These amendments provide exceptions applying hedge accounting even though interest rate benchmark reform gives rise to uncertainties. In the hedging relationship, an entity shall assume that the interest rate benchmark on which the hedge cash flows are based is not altered as a result of interest rate benchmark reform when determining whether a forecast transaction is highly probable and prospectively assessing hedging effectiveness. For a hedge of a non-contractually specified benchmark component of interest rate risk, an entity shall apply the requirement that the risk component shall be separately identifiable only at the inception of the hedging relationship. The application of this exception is ceased either when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the hedge item, or when the hedging relationship that the hedge item is part of is discontinued. The Group early adopted these amendments since 2019 as the amendments allow the early adoption.

The significant benchmark interest rate indicators for the hedge relationship are LIBOR and CD, and those affected by these amendments should be referred to Note 9.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

2.1.3 The following amended standards have been published that are not mandatory for December 31, 2020 reporting periods and have not been early adopted by the Group.

•	Amendments to Korean IFRS No.1116 Leases – Practical expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, and the amounts recognized in profit or loss as a result of applying this exemption should be disclosed. The amendments should be applied for annual periods beginning on or after June 1, 2020, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

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Amendments to Korean IFRS No.1109 Financial Instruments, Korean IFRS No.1039 Financial Instruments: Recognition and Measurement, Korean IFRS No.1107 Financial Instruments: Disclosure, Korean IFRS No.1104 Insurance Contracts and Korean IFRS No.1116 Lease – Interest Rate Benchmark Reform

In relation to interest rate benchmark reform, the amendments provide a practical expedient allowing entities to change the effective interest rate instead of changing the carrying amount and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The amendments should be applied for annual periods beginning on or after January 1, 2021, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS No.2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1016 Property, Plant and Equipment - Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Korean IFRS No.1101 First time Adoption of Korean International Financial Reporting Standards – Subsidiaries that are first-time adopters

•	Korean IFRS No.1109 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS No.1116 Leases – Lease incentives

•	Korean IFRS No.1041 Agriculture – Measuring fair value

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of the consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks that may result in material adjustments to the consolidated financial statements are as follows:

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

2.4.1 Income taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments, wages, etc. in accordance with the Korean regulation called ‘Special Taxation for Facilitation of Investment and Mutually-beneficial Cooperation’, the Group is liable to pay additional income tax calculated based on the tax laws. Therefore, the effect of recirculation of corporate income should be reflected in current and deferred income tax. As the Group’s income tax is dependent on the actual investments, wages, etc. per each year, there are uncertainties with regard to measuring the final tax effects during the period when the tax law is applied.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in fair value determination and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables

2.4.3 Allowances and provisions for credit losses

The Group recognizes and measures allowances for credit losses of debt instruments measured at amortized cost and debt instruments measured at fair value through other comprehensive income. Also, the Group recognizes and measures provisions for credit losses of acceptances and guarantees, and unused loan commitments. Accuracy of allowances and provisions for credit losses is dependent upon estimation of expected cash flows of the borrower for individually assessed loans, and upon assumptions and methodology used for collectively assessed groups of loans, acceptances and guarantees and unused loan commitments.

2.4.4 Net defined benefit liability

The present value of the net defined benefit liability is affected by changes in the various factors determined by the actuarial method.

2.4.5 Impairment of goodwill

The recoverable amounts of cash-generating units are determined based on value-in-use calculations to test whether impairment of goodwill has occurred.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

2.4.6 Assessment of expected credit losses of financial instruments related to COVID-19

The proliferation of COVID-19 in 2020 negatively affected the global economy, despite of various forms of government support policy. Accordingly, the Group was provided with various economic forecasting scenarios from KB Research, assuming macroeconomic changes due to the level of COVID-19 pandemic. The Group reviewed the possibilities of each scenario comprehensively, updated the forward-looking information, and reflected its effect on expected credit losses through the statistical method. In order to reflect additional credit risk for financial assets whose industries are highly affected by COVID-19, the Group measured expected credit losses using a conservative scenario comparing to the forecasted forward-looking information and proactively responded to the credit risk to be increased in the future by expanding the scope of loans subject to lifetime expected credit losses (non-impaired) and expanding the scope of loans subject to individual assessment. The Group will continue to monitor the impact of COVID-19 on the expected credit losses by comprehensively considering the duration of the impact on the entire economy and the government’s policies.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Also, the existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls the investee. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to that subsidiary’s financial statements in preparing the consolidated financial statements to ensure conformity with the Group’s accounting policies.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Parent Company and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the Parent Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions (i.e. transactions with owners in their capacity as owners). The difference between fair value of any consideration paid and carrying amount of the subsidiary’s net assets attributable to the additional interests acquired, is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group loses control, any investment retained in the former subsidiary is recognized at its fair value at the date when control is lost, with the resulting difference recognized in profit or loss. This fair value will be the fair value on initial recognition of a financial asset in accordance with Korean IFRS No.9 or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture. In addition, all amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. Therefore, amounts previously recognized in other comprehensive income are reclassified to profit or loss.

The Group accounts for each business combination by applying the acquisition method. The consideration transferred is measured at fair value, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are initially measured at acquisition-date fair values. For each business combination, the Group measures non-controlling interests in the acquiree that entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation at either (a) fair value or (b) the proportionate share in the recognized amounts of the acquiree’s identifiable net assets. Acquisition-related costs are expensed in the periods in which the costs are incurred.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

In a business combination achieved in stages, the Group shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. In prior reporting periods, the Group may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be reclassified as profit or loss, or retained earnings, on the same basis as would be required if the Group had disposed directly of the previously held equity interest.

The Group applies the book amount method to account for business combinations of entities under a common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book amounts on the consolidated financial statements of the Group. In addition, the difference between (a) the sum of consolidated net book amounts of the assets and liabilities transferred and accumulated other comprehensive income and (b) the consideration paid is recognized as capital surplus.

3.1.2 Associates

Associates are entities over which the Group has significant influence over the financial and operating policy decisions. Generally, if the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Investments in associates and joint ventures are initially recognized at cost and equity method is applied after initial recognition. The carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains and losses resulting from transactions between the Group and associates are eliminated to the extent of the Group’s share in associates. If unrealized losses are indication of an impairment loss that which should be recognized in the consolidated financial statements, those losses are recognized for the period.

If associates use accounting policies other than those of the Group for like transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associates’ accounting policies conform to those of the Group when the associates’ financial statements are used by the Group in applying the equity method.

If the Group’s share of losses of associates equals or exceeds its interest in the associates (including long-term interests that, in substance, form part of the Group’s net investment in the associates), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associates.

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as non-operating income (expenses) in the consolidated statement of comprehensive income.

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power over the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the substantive ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity and the amount of exposure to variable returns.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.1.4 Funds management

The Group manages and operates trust assets, collective investment and other funds on behalf of investors. These trusts and funds are not consolidated, except for trusts and funds over which the Group has control.

3.1.5 Intragroup transactions

Intragroup balances, income, expenses and any unrealized gains and losses resulting from intragroup transactions are eliminated in full, in preparing the consolidated financial statements. If unrealized losses are indication of an impairment loss which should be recognized in the consolidated financial statements, those losses are recognized for the period.

3.2 Foreign Currency

3.2.1 Foreign currency transactions

A foreign currency transaction is recorded, at initial recognition in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was measured and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Except for the exchange difference for the net investment in a foreign operation and the financial liability designated as a hedging instrument of net investment, exchange differences arising on the settlement of monetary items or on translating monetary items is recognized in profit or loss. When gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income, conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

3.2.2 Foreign operations

The results and financial position of a foreign operation, whose functional currency differs from the Group’s presentation currency, are translated into the Group’s presentation currency based on the following procedures.

If the functional currency of a foreign operation is not the currency of a hyperinflationary economy, assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the end of the reporting period, income and expenses for each statement of comprehensive income presented (including comparatives) are translated using the average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gain or loss on disposal is recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.2.3 Translation of the net investment in a foreign operation

A monetary item that is receivable from or payable to a foreign operation, for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the Group’s net investment in that foreign operation, then foreign currency difference arising from that monetary item is recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the net investment.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its consolidated statement of financial position when the Group becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

For financial reporting purpose, the Group classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

3.3.2.1 Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.3.2.2 Fair value

The Group uses quoted price in active market which is based on listed market price or dealer price quotations of financial instruments traded in active market as best estimate of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If there is no active market for a financial instrument, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable and willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (“OTC”) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not observable in market and therefore it is necessary to estimate fair value based on certain assumptions.

In addition, the fair value information recognized in the consolidated statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level 1 : Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date

Level 2 : Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 : Unobservable inputs for the asset or liability

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment using unobservable inputs, that measurement is a Level 3 measurement.

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management Subcommittee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in pricing the asset or liability, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The Group uses valuation technique which maximizes the use of market inputs and minimizes the use of entity-specific inputs. It incorporates all factors that market participants would consider in pricing the asset or liability and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the consolidated statement of financial position. The derecognition criteria for financial assets and financial liabilities are as follows:

3.3.3.1 Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial assets expire or the Group transfers substantially all the risks and rewards of ownership of the financial asset, or the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and the Group has not retained control. Therefore, if the Group does not transfer substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Group writes off a financial asset when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. In general, the Group considers write-off when it is determined that the debtor does not have sufficient funds or income to cover the principal and interest. The write-off decision is made in accordance with internal regulations. After the write-off, the Group can collect the written-off loans continuously according to the internal policy. Recovered amounts from financial assets previously written-off are recognized in profit or loss.

3.3.3.2 Derecognition of financial liabilities

A financial liability is derecognized from the consolidated statement of financial position when it is extinguished (i.e. the obligation specified in the contract is discharged, cancelled or expires).

3.3.4 Offsetting

A financial asset and a financial liability is offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on a future event and must be legally enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group and all of the counterparties.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.4 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss unless they are classified as financial assets at amortized cost or at fair value through other comprehensive income.

The Group may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial asset at fair value through profit or loss are also recognized in profit or loss.

3.5.2 Financial assets at fair value through other comprehensive income

The Group classifies below financial assets as financial assets at fair value through other comprehensive income;

•

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding and;

•	Equity instruments that are not held for short-term trading but held for strategic investment, and designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income calculated using the effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized as other comprehensive income in equity.

When the financial assets at fair value through other comprehensive income is disposed, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. However, cumulative gain or loss of equity instrument designated as fair value through other comprehensive income is reclassified to retained earnings not to profit or loss at disposal.

A financial asset at fair value through other comprehensive income denominated in foreign currency is translated at the closing rate. Exchange difference resulting from change in amortized cost is recognized in profit or loss, and other changes are recognized in equity.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.5.3 Financial assets at amortized cost

A financial asset, which is held within the business model whose objective is achieved by collecting contractual cash flows, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, is classified as a financial asset at amortized cost. After initial recognition, a financial asset at amortized cost is measured at amortized cost using the effective interest method and interest income is calculated using the effective interest method.

3.6 Expected Credit Loss of Financial Assets (Debt Instruments)

The Group recognizes a loss allowance for expected credit losses at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income except for financial asset at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Group measures expected credit losses by reflecting all reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets and unused loan commitments not subject to the below approach

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses, whereas if the credit risk on a financial instrument has increased significantly since initial recognition, the Group measures the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses. Lifetime is presumed to be a period to the contractual maturity date of financial assets (the expected life of financial assets).

The Group assesses whether the credit risk has increased significantly using the following information, and if one or more of the following conditions are met, it is deemed as significant increase in credit risk. Information of more than 30 days overdue is applied to all subsidiaries, and other information is applied selectively considering specific indicators of each subsidiary or additionally considering specific indicators of each subsidiary. If the contractual cash flows on a financial asset have been renegotiated or modified, the Group assesses whether the credit risk has increased significantly using the same following information.

•	More than 30 days past due

•	Decline in credit rating at period end by more than certain notches as compared to that at initial recognition

•	Subsequent managing ratings below certain level in the early warning system

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information of Korea Federation of Banks, etc.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The Group generally considers the loan to be credit-impaired if one or more of the following conditions are met:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C or D

•	Refinancing

•	Debt restructuring, etc.

3.6.1 Forward-looking information

The Group uses forward-looking information, when it assesses whether the credit risk has increased significantly and measures the expected credit losses.

The Group assumes the risk components have a certain correlation with the economic cycle and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses. The Group has derived a correlation between the time series data of more than 11 years and the key macroeconomic variables and calculates the expected credit losses by reflecting the results of the correlation on the risk component.

The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Composite stock index	(-)
Construction investment change rate	(-)
Rate of change in housing transaction price index	(-)
Interest rate spread	(+ )
Private consumption growth rate	(-)

Forward-looking information used in calculation of expected credit losses is based on the macroeconomic forecasts utilized by the management of the Group for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Group determines the macroeconomic variables to be used in forecasting future condition of the economy, considering the direction of the forecast scenario and the significant relationship between macroeconomic variables and time series data. And there are some changes compared to the macroeconomic variables used in the previous year.

In order to reflect additional credit risk for financial assets whose industries are highly affected by COVID-19, the Bank measures expected credit losses using a conservative scenario comparing to the forecasted forward-looking information.

3.6.2 Measuring expected credit losses on financial assets at amortized cost

The expected credit losses of financial assets at amortized cost are measured as present value of the difference between the contractual cash flows that are due to the Group under the contract and the cash flows that the Group expects to receive. The Group estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

For financial assets that are not individually significant, the Group collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

3.6.2.1 Individual assessment of impairment

Individual assessment of impairment losses is calculated using management’s best estimate on present value of expected future cash flows. The Group uses all the available information including financial condition of the borrower such as operating cash flow and net realizable value of any collateral held.

3.6.2.2 Collective assessment of impairment

Collective assessment of impairment losses is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies Probability of Default (“PD”) on a group of assets and Loss Given Default (“LGD”) by type of recovery method. Also, the expected credit loss model involves certain assumptions to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

The lifetime expected credit loss is measured by applying the PD to the carrying amount calculated by deducting the expected principal repayment amount from the carrying amount as of the reporting date and the LGD adjusted to reflect changes in the carrying amount.

3.6.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

The Group measures expected credit losses on financial assets at fair value through other comprehensive income in a manner that is consistent with the requirements that are applicable to financial assets measured at amortized cost. However, the loss allowance is recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of the loss allowance is reclassified from other comprehensive income to profit or loss.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments in the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge). The Group designates certain derivatives and non-derivatives as hedging instruments to hedge the risk of foreign exchange of the net investment in a foreign operation (hedge of net investment).

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

At the inception of the hedging relationship, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. This documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, the inception date of hedging relationship and how the Group will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

Derivatives are initially recognized at fair value. After initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Derivative financial instruments for fair value hedges

If derivatives are designated and qualify for a fair value hedge, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. If the hedged items are equity instruments for which the Group has elected to present changes in fair value in other comprehensive income, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in other comprehensive income.

Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Derivative financial instruments for cash flow hedges

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge. The ineffective portion is recognized in profit or loss as other operating income or expense. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss (other operating income or expense) as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that have been recognized in other comprehensive income are immediately reclassified to profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.7.4 Derivative and non-derivative financial instruments designated for net investments hedges

If derivatives and non-derivatives are designated and qualify for the net investment hedge, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized in profit or loss as other operating income and expense. The cumulative gain or loss on the hedging instrument relating to the effective portion of the hedge that has been accumulated in other comprehensive income will be reclassified from other comprehensive income to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

3.7.5 Risk management strategy

Interest rate risk arises from changes in fair value resulting from changes in the discount rate of fixed rate financial instruments, and changes in cash flows resulting from changes in the nominal interest rate of floating rate financial instruments. Foreign currencies risk arises from the net investment in a foreign operation, whose functional currency differs from the Group’s functional currency.

While the Group hedges the interest rate risk in its entirety, the Group hedges the foreign currencies risk only the proportional part of the notional amount.

At inception of the hedge relationship, the Group reviews the hedge effectiveness; and periodically reviews the effectiveness in order to confirm that economic relationship between the hedged item and the hedging instrument exists. The requirement that an economic relationship exists means that the hedging instrument and the hedged item have values that generally move in the opposite direction due to the same risk, which is the hedged risk. The Group designates the exposure of hedged item opposite to the exposure of hedging instruments in order to meet economic relationship requirement.

The Group designates hedge relationship at one-on-one ratio between the nominal amount of hedging instrument and to the nominal amount of hedged item.

Ineffectiveness could arise because of differences in the underlying parameters (acquisition date, credit risk or liquidity and others) or other differences between the hedging instrument and the hedged item that the Group accepts in order to achieve a cost-effective hedging relationship.

The Group avoids the cash flow variability of its floating rate debt securities by using interest rate swaps. Both are linked to the same interest rate; however, the paid amount of the floating rate may be set on different dates. Even if the variability of interest rate related cash flows (as a risk factor) are designated as a hedged item, the difference in set-up dates creates a hedge ineffectiveness.

The Group avoids the variability of fair values of its fixed rate debt securities by using interest rate swaps. The calculating method of the number of the dates for paying fixed-rate interest amount can be different between hedging instruments and hedged items. Even if the variability of the fair value due to the benchmark interest rate (as a risk factor) are designated as a hedged item, the difference in calculating method of the number of the dates creates a hedge ineffectiveness.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.7.6 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and (c) the hybrid contract contains a host that is not a financial asset and is not designated as at fair value through profit or loss. Gains or losses arising from a change in fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.7 Day one gains or losses

If the Group uses a valuation technique that incorporates unobservable inputs for the fair value of the OTC derivatives at initial recognition, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. If the fair value is subsequently determined using observable inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and Equipment

3.8.1 Recognition and measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of property and equipment has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation methods and estimated useful lives of property and equipment are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	20 ~ 40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The residual value, the useful life and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.9 Investment Properties

3.9.1 Recognition and measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of investment properties are as follows:

Investment properties	Depreciation method	Estimated useful lives
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method or the declining-balance method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	5 years
Software	Straight-line	4 ~ 5 years
Others	Straight-line / Declining-balance	1 ~ 13 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is indefinite, the Group carries out a review in each accounting period to confirm whether events and circumstances still support an indefinite useful life assessment. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.10.1 Goodwill

3.10.1.1 Recognition and measurement

Goodwill related to business combinations before January 1, 2010, is stated at its carrying amount, which was recognized under the Group’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of cost of the business combination over the fair value of net identifiable assets acquired and liabilities assumed. If the fair value of net identifiable assets acquired and liabilities assumed exceeds cost of business combination, the difference is recognized in profit or loss.

For each business combination, the Group decides at the acquisition date whether the non-controlling interests in the acquiree is initially measured at fair value or at the non-controlling interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

3.10.1.2 Additional acquisitions of non-controlling interests

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

3.10.1.3 Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Impairment of Non-financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (a) deferred income tax assets, (b) assets arising from employee benefits and (c) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (a) goodwill acquired in a business combination, (b) intangible assets with an indefinite useful life and (c) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that is expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.12 Non-current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of (a) its carrying amount measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale and (b) fair value less costs to sell.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.13 Financial Liabilities

The Group classifies financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.13.1 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such at initial recognition. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. At initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

In relation to securities lending or borrowing transactions, when the Group borrows securities from the Korea Securities Depository and others, these transactions are managed as off-balance sheet items. The borrowed securities are treated as financial liabilities at fair value through profit or loss when they are sold. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount are recognized as profit or loss.

3.13.2 Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include deposits, borrowings, debentures and others. At initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. After initial recognition, other financial liabilities are measured at amortized cost, and its interest expense is recognized, using the effective interest method.

In case an asset is sold under repurchase agreement, the Group continues to recognize the asset with the amount sold being accounted for as borrowing. The Group derecognizes a financial liability from the consolidated statement of financial position only when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

3.14 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions is the present value of the expenditures expected to be required to settle the obligation.

Provisions for confirmed and unconfirmed acceptances and guarantees, and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.15 Financial Guarantee Contracts

A financial guarantee contract requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value and classified as other liabilities and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS No.1109 Financial Instruments and

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

3.16 Equity Instrument Issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.16.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.16.2 Hybrid securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Group classifies hybrid securities as an equity if the Group has the unconditional right to avoid any contractual obligation to deliver financial assets such as cash in relation to the financial instruments. However, hybrid securities issued by subsidiaries are classified as non-controlling interests, dividends are recognized in the consolidated statement of comprehensive income as profit attributable to non-controlling interests.

3.16.3 Compound financial instruments

A compound financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the compound financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest method until it is extinguished by conversion or matured. Equity component is initially measured at fair value of compound financial instrument in its entirety less fair value of liability component net of tax effect and it is not remeasured subsequently.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.17 Revenue Recognition

The Group recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.17.1 Interest income and expense

Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments and other debt instruments), loans, financial instruments at amortized cost and debt securities at fair value through other comprehensive income, are recognized in the consolidated statement of comprehensive income using the effective interest method in accordance with Korean IFRS No.1109 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Group estimates expected cash flows by considering all contractual terms of the financial instrument but does not consider expected credit losses. The calculation includes all fees and points paid (main components of effective interest rate only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows and the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Interest income on impaired financial assets is recognized using the rate of interest used to discount the expected cash flows for the purpose of measuring the impairment loss. Interest income on debt securities at fair value through profit or loss is also classified as interest income in the consolidated statement of comprehensive income.

3.17.2 Fee and commission income

The Group recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standards of the financial instrument related to the fees earned.

3.17.2.1 Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.17.2.2 Fees related to performance obligations satisfied over time

The Group transfers control of a good or service over time, therefore, recognizes revenue related to performance obligations satisfied over the period of performance obligations. Fees which can be earned through the certain periods, including asset management fees, consignment business fees, etc. are recognized over the period of performance obligations.

3.17.2.3 Fees related to performance obligations satisfied at a point in time

Fees earned at a point in time are recognized as revenue when a customer obtains controls of a promised good or service and the Group satisfies a performance obligation.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging merger and acquisition of business, is recognized as revenue when the transaction has been completed.

A syndication arrangement fees recognized as revenue when the syndication has been completed, if the Group arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants).

3.17.3 Net gains or losses on financial instruments at fair value through profit or loss

Net gains or losses on financial instruments at fair value through profit or loss (including changes in fair value, dividends, and gains or losses from foreign currency translation) include gains and losses from following financial instruments:

•	Gains or losses relating to financial instruments at fair value through profit or loss (excluding interest income using the effective interest rate)

•	Gains or losses relating to derivatives for trading (including derivatives for hedging purpose but do not qualify for hedge accounting)

3.17.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as net gains or losses on financial instruments at fair value through profit or loss or other operating income depending on the classification of equity securities.

3.18 Employee Compensation and Benefits

3.18.1 Post-employment benefits:

3.18.1.1 Defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as post-employment benefits for the period.

3.18.1.2 Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses resulted from changes in actuarial assumptions and experience adjustments are recognized in other comprehensive income.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from the introduction or changes to a defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

3.18.2 Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as an expense for the period.

The expected cost of profit-sharing and bonus payments is recognized as liabilities when the Group has a present legal or constructive obligation to make payments as a result of past events, such as service rendered by employees, and a reliable estimate of the obligation can be made.

3.18.3 Share-based payment

The Group has provided its directors and employees with stock grants and mileage stocks programs. When stock grants are exercised, the Group can either select to distribute issued stock of KB Financial Group Inc., the Parent Company or compensate in cash based on the share price. When mileage stocks are exercised, the Group pays the amount equivalent to share price of KB Financial Group Inc. in cash.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions because the Group determines that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group measures the liability incurred as consideration for the service, at fair value and recognizes related expense and accrued expense over the vesting periods. For mileage stocks, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions, which are recognized as expense and accrued expenses at the time of vesting.

Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.18.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Group recognizes a liability and expense for termination benefits at the earlier of the following dates; when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of Korean IFRS No.1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, then the termination benefits are discounted to present value.

3.19 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.19.1 Current income tax

Current income tax is the amount of income tax payable in respect of the taxable profit (loss) for the period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities for the current and prior periods are measured using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.19.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax-based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Group is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities if, and only if the Group has a legally enforceable right to set off current income tax assets against current income tax liabilities and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.19.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, an appeal for a refund claimed from the tax authorities related to additional assessments or a tax investigation by the tax authorities. The Group recognizes its uncertain tax positions in the consolidated financial statements in accordance with Korean IFRS No.1012 and Interpretation of Korean IFRS No.2123. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, additional dues on tax paid or refund are recognized in accordance with Korean IFRS No.1037 because those are, in substance, interest and penalty.

3.20 Transactions with the Trust Accounts

The Group accounts for trust assets separately from its own assets in accordance with the Financial Investment Services and Capital Markets Act. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Group earns trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.21 Lease

The Group as a lessor recognizes lease payments from operating leases as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the consolidated statement of financial position based on their nature.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured at the present value.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are depend on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date, less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, the Group can elect not to apply the requirements of Korean IFRS No.1116 to short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and leases for which the underlying asset is of low value (for example, underlying leased asset under $ 5,000). The Group applies the exemption of the standard for one time lease of real estate (for training purpose) and leases of low-value assets (underlying assets less than ~~W~~ 5 million and $ 5,000).

The right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

For sale and leaseback transactions, the Group applies the requirements of Korean IFRS No.1115 Revenue from Contracts with Customers, to determine whether the transfer of an asset is accounted for as a sale of that asset.

3.22 Operating Segments

The Group identifies its operating segments based on internal reports which are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of each business group through increased risk transparency, spread of risk management culture, prevention of risk transition between risk types, and preemptive response to rapidly changing financial environments. Credit risk, market risk, liquidity risk, and operational risk are recognized as the Group’s significant risks and measured and managed by quantifying them in the form of Internal Capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, approves risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the Board of Directors, determining the affordable level of risk appetite, and reviewing the level of risk and the status of risk management activities.

4.1.2.2 Risk Management Council

The Risk Management Council deliberates on and resolve matters delegated by the Risk Management Committee and discusses the details of risk management of the Group.

4.1.2.3 Risk Management Subcommittees

The Risk Management Subcommittee implements decisions made by the Risk Management Council and makes practical decisions regarding the implementation of risk management policies and procedures.

•	Credit Risk Management Subcommittee

The Credit Risk Management Subcommittee conducts deliberation and resolution on new approval of non-standard and compound instruments with embedded credit risks, reviews credit risks for new products with credit risks, and establishment of exposure limits by industry.

•	Market Risk Management Subcommittee

The Market Risk Management Subcommittee conducts deliberation and resolution on market risk-related matters, such as setting limits on market risk and approving detailed investment standards for new standard, non-standard and compound products.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

•	Operational Risk Management Subcommittee

The Operational Risk Management Subcommittee reviews the issues that have a significant effect on the Group’s operational risk such as establishment, amendment and abolition of major system, process and others.

4.1.2.4 Risk Management Group

The Risk Management Group manages risk management detailed policies, procedures, and business processes.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract and deterioration of credit quality. For risk management reporting purposes, the Group considers all factors of credit risk exposure, such as default risk of individual borrowers, country risk and risk of specific sectors. The Group defines default as the definition applied to the calculation of Capital Adequacy Ratio under the new Basel Accord (Basel III).

4.2.2 Credit risk management

The Group measures the expected loss and economic capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independent of the Sales Group, the Credit Group, Retail Customer Group and SME/SOHO Customer Group are in charge of loan policy, loan system, credit rating, credit analysis, follow-up management and corporate restructuring. The Risk Management Group is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments other than equity securities, to credit risk without consideration of collateral values as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Financial assets
Due from financial institutions [1]	17,085,898	11,786,957
Financial assets at fair value through profit or loss
Securities measured at fair value through profit or loss	15,707,842	13,446,838
Loans measured at fair value through profit or loss	38,756	188,133
Due from financial institutions measured at fair value through profit or loss	89,965	79,805
Derivatives	4,456,668	2,317,425
Loans measured at amortized cost [1]	327,332,495	293,531,433
Financial investments
Securities measured at fair value through other comprehensive income	39,960,675	36,116,988
Securities measured at amortized cost [1]	15,588,413	13,964,339
Loans measured at fair value through other comprehensive income	234,780	344,292
Other financial assets [1]	5,986,686	5,464,704

	426,482,178	377,240,914

Off-balance sheet items [2]
Acceptances and guarantees contracts	8,560,896	8,327,494
Financial guarantee contracts	4,354,919	3,305,051
Commitments	91,738,296	87,866,225

	104,654,111	99,498,770

	531,136,289	476,739,684

[1]	After netting of allowance
[2]	For details of relevant provisions, see Note 22.

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income (debt instruments). Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurred in a certain range by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. The Group measures the expected credit losses on loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.2.4.1 Credit risk exposure

Credit qualities of loans as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non-impaired	Impaired
Loans measured at amortized cost *
Corporate
Grade 1	85,802,797	4,470,806	6,545	—	—	90,280,148
Grade 2	58,494,076	6,777,700	1,119	—	—	65,272,895
Grade 3	2,228,426	2,436,658	3,042	—	—	4,668,126
Grade 4	487,038	1,003,942	7,878	—	—	1,498,858
Grade 5	17,941	384,014	2,101,014	—	—	2,502,969

	147,030,278	15,073,120	2,119,598	—	—	164,222,996

Retail
Grade 1	151,410,177	3,439,344	5,987	—	—	154,855,508
Grade 2	3,947,198	3,913,432	6,160	—	—	7,866,790
Grade 3	230,361	1,157,224	6,971	—	—	1,394,556
Grade 4	19,077	124,562	3,269	—	—	146,908
Grade 5	25,369	400,181	546,039	—	—	971,589

	155,632,182	9,034,743	568,426	—	—	165,235,351

Credit card
Grade 1	—	—	—	—	—	—
Grade 2	37,053	—	—	—	—	37,053
Grade 3	1,467	—	—	—	—	1,467
Grade 4	—	—	—	—	—	—
Grade 5	—	—	22,439	—	—	22,439

	38,520	—	22,439	—	—	60,959

	302,700,980	24,107,863	2,710,463	—	—	329,519,306

Loans measured at fair value through other comprehensive income
Corporate
Grade 1	176,840	—	—	—	—	176,840
Grade 2	57,940	—	—	—	—	57,940
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	234,780	—	—	—	—	234,780

	234,780	—	—	—	—	234,780

	302,935,760	24,107,863	2,710,463	—	—	329,754,086

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non-impaired	Impaired
Loans measured at amortized cost *
Corporate
Grade 1	77,685,587	1,722,935	837	—	—	79,409,359
Grade 2	55,097,112	4,512,631	6,397	—	—	59,616,140
Grade 3	2,486,531	2,135,130	4,188	—	—	4,625,849
Grade 4	423,926	796,468	4,185	—	—	1,224,579
Grade 5	16,648	344,920	744,335	—	—	1,105,903

	135,709,804	9,512,084	759,942	—	—	145,981,830

Retail
Grade 1	135,445,215	3,556,937	7,560	—	—	139,009,712
Grade 2	3,125,163	4,249,881	8,278	—	—	7,383,322
Grade 3	158,769	1,305,097	8,312	—	—	1,472,178
Grade 4	9,468	151,552	2,575	—	—	163,595
Grade 5	8,666	423,127	424,964	—	—	856,757

	138,747,281	9,686,594	451,689	—	—	148,885,564

	274,457,085	19,198,678	1,211,631	—	—	294,867,394

Loans measured at fair value through other comprehensive income
Corporate
Grade 1	210,718	—	—	—	—	210,718
Grade 2	133,574	—	—	—	—	133,574
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	344,292	—	—	—	—	344,292

	344,292	—	—	—	—	344,292

	274,801,377	19,198,678	1,211,631	—	—	295,211,686

*	Before netting of allowance

Credit qualities of loans graded according to internal credit ratings as of December 31, 2020 and 2019, are as follows:

	Corporate	Retail
Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	CC or under	12 grade or under

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.2.4.2 Credit risk mitigation by collateral

Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non-impaired	Impaired
Guarantees	78,510,868	5,708,138	184,422	—	—	84,403,428
Deposits and savings	1,424,757	149,745	64,355	—	—	1,638,857
Property and equipment	3,883,931	471,313	71,021	—	—	4,426,265
Real estate	166,812,667	12,453,807	1,792,642	—	—	181,059,116

	250,632,223	18,783,003	2,112,440	—	—	271,527,666

(In millions of Korean won)	December 31, 2019
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non-impaired	Impaired
Guarantees	69,711,057	3,834,566	177,047	—	—	73,722,670
Deposits and savings	1,376,045	118,204	6,156	—	—	1,500,405
Property and equipment	3,169,212	314,236	1,123	—	—	3,484,571
Real estate	152,887,321	10,508,403	382,471	—	—	163,778,195

	227,143,635	14,775,409	566,797	—	—	242,485,841

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.2.5 Credit risk of securities

Credit qualities of securities other than equity securities that are exposed to credit risk as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non-impaired	Impaired
Securities measured at amortized cost *
Grade 1	15,076,443	—	—	—	—	15,076,443
Grade 2	468,773	—	—	—	—	468,773
Grade 3	38,454	7,061	—	—	—	45,515
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	15,583,670	7,061	—	—	—	15,590,731

Securities measured at fair value through other comprehensive income
Grade 1	38,289,525	—	—	—	—	38,289,525
Grade 2	1,584,293	—	—	—	—	1,584,293
Grade 3	79,336	—	—	—	—	79,336
Grade 4	7,521	—	—	—	—	7,521
Grade 5	—	—	—	—	—	—

	39,960,675	—	—	—	—	39,960,675

	55,544,345	7,061	—	—	—	55,551,406

(In millions of Korean won)	December 31, 2019
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non-impaired	Impaired
Securities measured at amortized cost *
Grade 1	13,894,203	—	—	—	—	13,894,203
Grade 2	33,148	—	—	—	—	33,148
Grade 3	38,230	—	—	—	—	38,230
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	13,965,581	—	—	—	—	13,965,581

Securities measured at fair value through other comprehensive income
Grade 1	34,841,376	—	—	—	—	34,841,376
Grade 2	1,273,007	—	—	—	—	1,273,007
Grade 3	2,606	—	—	—	—	2,606
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	36,116,989	—	—	—	—	36,116,989

	50,082,570	—	—	—	—	50,082,570

*	Before netting of allowance

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Credit qualities of securities other than equity securities, according to the credit ratings by external rating agencies as of December 31, 2020 and 2019, are as follows:

	Domestic			Foreign
Credit quality	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB-to BBB+	BBB-to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions measured at amortized cost *
Grade 1	15,802,294	—	—	—	15,802,294
Grade 2	334,207	—	—	—	334,207
Grade 3	445,732	13,099	—	—	458,831
Grade 4	479,143	—	—	—	479,143
Grade 5	13,520	—	282	—	13,802

	17,074,896	13,099	282	—	17,088,277

	December 31, 2019
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions measured at amortized cost *
Grade 1	10,936,300	—	—	—	10,936,300
Grade 2	149,927	—	—	—	149,927
Grade 3	677,249	—	—	—	677,249
Grade 4	—	—	—	—	—
Grade 5	13,990	13,179	360	—	27,529

	11,777,466	13,179	360	—	11,791,005

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of December 31, 2020 and 2019, is the same as the criteria for securities other than equity securities.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.2.7 Credit risk mitigation of derivative financial instruments

Quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Deposits and savings, securities and others	1,264,017	496,294

4.2.8 Credit risk concentration analysis

4.2.8.1 Details of loans by country as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Retail	Corporate *	Credit card	Total	%	Allowances	Carrying amount
Korea	162,521,943	149,253,281	—	311,775,224	94.55	(1,362,777)	310,412,447
Japan	94	960,604	—	960,698	0.29	(1,258)	959,440
United States	—	1,690,540	—	1,690,540	0.51	(19,011)	1,671,529
China	—	4,518,737	—	4,518,737	1.37	(20,485)	4,498,252
Cambodia	1,302,850	2,272,777	—	3,575,627	1.08	(84,713)	3,490,914
Indonesia	1,221,257	3,636,434	60,959	4,918,650	1.49	(689,408)	4,229,242
Others	189,207	2,164,159	—	2,353,366	0.71	(9,159)	2,344,207

	165,235,351	164,496,532	60,959	329,792,842	100.00	(2,186,811)	327,606,031

	December 31, 2019
(In millions of Korean won)	Retail	Corporate *	Total	%	Allowances	Carrying amount
Korea	148,609,480	139,599,908	288,209,388	97.58	(1,303,099)	286,906,289
Japan	101	629,717	629,818	0.21	(547)	629,271
United States	—	1,838,883	1,838,883	0.62	(5,421)	1,833,462
China	—	3,135,501	3,135,501	1.06	(20,652)	3,114,849
Others	275,983	1,310,246	1,586,229	0.53	(6,242)	1,579,987

	148,885,564	146,514,255	295,399,819	100.00	(1,335,961)	294,063,858

*	Expected credit losses of loans measured at fair value through other comprehensive income as of December 31, 2020 and 2019, are ~~W~~ 395 million and ~~W~~ 582 million, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.2.8.2 Details of corporate loans by industry as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Loans *	%	Allowances	Carrying amount
Financial institutions	12,807,603	7.78	(7,802)	12,799,801
Manufacturing	45,229,743	27.49	(467,605)	44,762,138
Service	71,466,009	43.45	(349,419)	71,116,590
Wholesale and retail	22,414,994	13.63	(234,360)	22,180,634
Construction	3,609,505	2.19	(164,845)	3,444,660
Public sector	1,358,422	0.83	(74,717)	1,283,705
Others	7,610,256	4.63	(266,134)	7,344,122

	164,496,532	100.00	(1,564,882)	162,931,650

	December 31, 2019
(In millions of Korean won)	Loans *	%	Allowances	Carrying amount
Financial institutions	13,564,347	9.26	(5,091)	13,559,256
Manufacturing	42,707,287	29.15	(389,602)	42,317,685
Service	62,713,574	42.80	(178,869)	62,534,705
Wholesale and retail	17,900,225	12.22	(97,238)	17,802,987
Construction	2,833,544	1.93	(163,791)	2,669,753
Public sector	1,170,823	0.80	(2,005)	1,168,818
Others	5,624,455	3.84	(24,794)	5,599,661

	146,514,255	100.00	(861,390)	145,652,865

*	Expected credit losses of loans measured at fair value through other comprehensive income as of December 31, 2020 and 2019, are ~~W~~ 395 million and ~~W~~ 582 million, respectively.

4.2.8.3 Details of retail loans and credit card receivables as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Housing purpose	86,848,079	52.54	(59,059)	86,789,020
General purpose	78,387,272	47.42	(559,772)	77,827,500
Credit card	60,959	0.04	(3,098)	57,861

	165,296,310	100	(621,929)	164,674,381

	December 31, 2019
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Housing purpose	77,523,389	52.07	(33,536)	77,489,853
General purpose	71,362,175	47.93	(441,035)	70,921,140

	148,885,564	100.00	(474,571)	148,410,993

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.2.8.4 Details of domestic mortgage loans as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Loans *	%	Allowances	Carrying amount
Group1	13,721,317	14.22	(8,252)	13,713,065
Group2	26,749,535	27.74	(6,001)	26,743,534
Group3	35,831,558	37.16	(9,458)	35,822,100
Group4	19,706,942	20.44	(13,319)	19,693,623
Group5	401,295	0.42	(1,413)	399,882
Group6	15,962	0.02	(147)	15,815

	96,426,609	100.00	(38,590)	96,388,019

	December 31, 2019
(In millions of Korean won)	Loans *	%	Allowances	Carrying amount
Group1	9,410,202	9.99	(4,634)	9,405,568
Group2	19,269,533	20.48	(6,270)	19,263,263
Group3	33,500,810	35.61	(7,304)	33,493,506
Group4	30,517,828	32.44	(13,244)	30,504,584
Group5	1,364,155	1.45	(2,389)	1,361,766
Group6	25,763	0.03	(128)	25,635

	94,088,291	100.00	(33,969)	94,054,322

*	Retail loans for general purpose with the real estate as collateral are included.

Ranges
Group1	LTV 0% to less than 20%
Group2	LTV 20% to less than 40%
Group3	LTV 40% to less than 60%
Group4	LTV 60% to less than 80%
Group5	LTV 80% to less than 100%
Group6	LTV over 100%

*	LTV: Loan to Value ratio

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.2.8.5 Details of credit risk of due from financial institutions, securities other than equity securities and derivative financial assets by industry as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Finance and Insurance	17,088,277	100.00	(2,379)	17,085,898

	17,088,277	100.00	(2,379)	17,085,898

Securities measured at fair value through profit or loss
Government and government funded institutions	3,856,785	24.55	—	3,856,785
Finance and Insurance [1]	10,382,964	66.10	—	10,382,964
Others	1,468,093	9.35	—	1,468,093

	15,707,842	100.00	—	15,707,842

Derivative financial assets
Government and government funded institutions	44,670	1.00	—	44,670
Finance and Insurance [1]	3,829,897	85.94	—	3,829,897
Others	582,101	13.06	—	582,101

	4,456,668	100.00	—	4,456,668

Securities measured at fair value through other comprehensive income [2]
Government and government funded institutions	14,625,964	36.60	—	14,625,964
Finance and Insurance	21,175,736	52.99	—	21,175,736
Others	4,158,975	10.41	—	4,158,975

	39,960,675	100.00	—	39,960,675

Securities measured at amortized cost
Government and government funded institutions	5,162,860	33.11	—	5,162,860
Finance and Insurance	10,378,899	66.57	(2,300)	10,376,599
Others	48,972	0.32	(18)	48,954

	15,590,731	100.00	(2,318)	15,588,413

	92,804,193		(4,697)	92,799,496

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	December 31, 2019
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Finance and Insurance	11,791,005	100.00	(4,048)	11,786,957

	11,791,005	100.00	(4,048)	11,786,957

Securities measured at fair value through profit or loss
Government and government funded institutions	2,810,692	20.90	—	2,810,692
Finance and Insurance [1]	9,033,080	67.18	—	9,033,080
Others	1,603,067	11.92	—	1,603,067

	13,446,839	100.00	—	13,446,839

Derivative financial assets
Government and government funded institutions	7,330	0.32	—	7,330
Finance and Insurance [1]	2,146,545	92.62	—	2,146,545
Others	163,551	7.06	—	163,551

	2,317,426	100.00	—	2,317,426

Securities measured at fair value through other comprehensive income [2]
Government and government funded institutions	13,852,627	38.35	—	13,852,627
Finance and Insurance	18,726,118	51.85	—	18,726,118
Others	3,538,244	9.80	—	3,538,244

	36,116,989	100.00	—	36,116,989

Securities measured at amortized cost
Government and government funded institutions	2,317,794	16.60	(15)	2,317,779
Finance and Insurance	11,637,772	83.33	(1,225)	11,636,547
Others	10,015	0.07	(2)	10,013

	13,965,581	100.00	(1,242)	13,964,339

	77,637,840		(5,290)	77,632,550

[1]	Collective investment securities are classified as finance and insurance.
[2]	Expected credit losses of securities measured at fair value through other comprehensive income as of December 31, 2020 and 2019, are ~~W~~ 4,312 million and ~~W~~ 2,028 million, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.2.8.6 Details of credit risk of due from financial institutions, securities other than equity securities and derivative financial assets by country as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Korea	12,131,470	70.99	—	12,131,470
United States	1,952,700	11.43	(282)	1,952,418
Others	3,004,107	17.58	(2,097)	3,002,010

	17,088,277	100.00	(2,379)	17,085,898

Securities measured at fair value through profit or loss
Korea	13,886,018	88.40	—	13,886,018
United States	1,132,332	7.21	—	1,132,332
Others	689,492	4.39	—	689,492

	15,707,842	100.00	—	15,707,842

Derivative financial assets
Korea	2,120,424	47.58	—	2,120,424
United States	612,878	13.75	—	612,878
France	399,942	8.97	—	399,942
Others	1,323,424	29.70	—	1,323,424

	4,456,668	100.00	—	4,456,668

Securities measured at fair value through other comprehensive income *
Korea	37,158,763	92.99	—	37,158,763
United States	223,750	0.56	—	223,750
Others	2,578,162	6.45	—	2,578,162

	39,960,675	100.00	—	39,960,675

Securities measured at amortized cost
Korea	14,757,644	94.66	(2,015)	14,755,629
United States	5,473	0.04	(4)	5,469
United Kingdom	272,511	1.75	(103)	272,408
Others	555,103	3.55	(196)	554,907

	15,590,731	100.00	(2,318)	15,588,413

	92,804,193		(4,697)	92,799,496

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Korea	8,765,109	74.34	—	8,765,109
United States	1,244,220	10.55	—	1,244,220
Others	1,781,676	15.11	(4,048)	1,777,628

	11,791,005	100.00	(4,048)	11,786,957

Securities measured at fair value through profit or loss
Korea	12,460,493	92.66	—	12,460,493
United States	626,596	4.66	—	626,596
Others	359,750	2.68	—	359,750

	13,446,839	100.00	—	13,446,839

Derivative financial assets
Korea	938,971	40.52	—	938,971
United States	461,145	19.90	—	461,145
France	299,491	12.92	—	299,491
Others	617,819	26.66	—	617,819

	2,317,426	100.00	—	2,317,426

Securities measured at fair value through other comprehensive income *
Korea	33,895,666	93.85	—	33,895,666
United States	423,145	1.17	—	423,145
Others	1,798,178	4.98	—	1,798,178

	36,116,989	100.00	—	36,116,989

Securities measured at amortized cost
Korea	12,841,002	91.95	(833)	12,840,169
United States	165,745	1.19	(34)	165,711
United Kingdom	765,438	5.48	(237)	765,201
Others	193,396	1.38	(138)	193,258

	13,965,581	100.00	(1,242)	13,964,339

	77,637,840		(5,290)	77,632,550

*	Expected credit loss of securities measured at fair value through other comprehensive income as of December 31, 2020 and 2019, are ~~W~~ 4,312 million and ~~W~~ 2,028 million, respectively.

Due from financial institutions, financial assets at fair value through profit or loss that linked to gold price and derivatives are mostly related to finance and insurance industry with high credit ratings.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by comprehensive risk management policies and Asset Liability Management (“ALM”) risk management guidelines set forth in these policies applied to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group establishes a liquidity risk management strategy, including objectives of liquidity risk management, management policies, and internal control systems, and obtains a resolution from the Risk Management Committee. The Risk Management Committee establishes the Risk Management Council for efficient risk management to supervise the establishment and implementation of policies according to risk management strategies.

The Group calculates and manages Liquidity Coverage Ratio (“LCR”), Net Stable Funding Ratio (“NSFR”), liquidity ratio, maturity mismatch ratio and liquidity stress testing result for all transactions and off-balance transactions, that affect the cashflows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Council and the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial assets and liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest receivables and payments; as such, the table below do not match with the amounts in the consolidated statement of financial position which are based on discounted cash flows. The future interest receipts and payments for floating-rate assets and liabilities are calculated on the assumption that the current interest rate is the same until maturity.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.3.3.1 Remaining contractual maturity of financial assets and liabilities other than derivatives held for cash flow hedge as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial assets
Cash and due from financial institutions [1]	6,164,904	572,208	263,484	207,089	—	—	7,207,685
Financial assets at fair value through profit or loss [2]	16,003,078	—	—	—	24	87,445	16,090,547
Derivatives held for trading [2]	4,291,829	—	—	—	—	—	4,291,829
Derivatives held for hedging [3]	—	4,005	16,152	18,781	65,748	88,462	193,148
Loans measured at amortized cost	—	19,240,947	31,073,680	125,491,348	97,541,818	95,557,255	368,905,048
Financial investments	2,368,280	1,679,898	3,741,760	10,421,399	36,732,572	5,391,958	60,335,867
Financial assets at fair value through other comprehensive income [4]	2,368,280	716,568	1,125,721	8,258,114	30,450,764	738,642	43,658,089
Securities measured at amortized cost	—	963,330	2,616,039	2,163,285	6,281,808	4,653,316	16,677,778
Other financial assets	—	4,276,790	—	931,385	466	—	5,208,641

	28,828,091	25,773,848	35,095,076	137,070,002	134,340,628	101,125,120	462,232,765

Financial liabilities
Financial liabilities at fair value through profit or loss [2]	141,277	—	—	—	—	—	141,277
Derivatives held for trading [2]	4,215,097	—	—	—	—	—	4,215,097
Derivatives held for hedging [3]	—	2,807	3,556	14,545	32,981	109	53,998
Deposits [5]	175,037,700	17,146,967	28,299,527	98,963,384	11,965,747	1,825,797	333,239,122
Borrowings	47,502	8,899,500	3,586,809	7,380,706	6,360,442	836,792	27,111,751
Debentures	17,783	1,184,565	4,136,912	7,550,002	11,299,725	4,038,300	28,227,287
Lease liabilities	205	16,362	29,955	111,734	214,008	27,970	400,234
Other financial liabilities	—	13,611,041	1,075	124,707	50,993	1,060	13,788,876

	179,459,564	40,861,242	36,057,834	114,145,078	29,923,896	6,730,028	407,177,642

Off-balance sheet items
Commitments [6]	91,738,296	—	—	—	—	—	91,738,296
Acceptances and guarantees contracts	8,560,896	—	—	—	—	—	8,560,896
Financial guarantee contracts [7]	4,354,919	—	—	—	—	—	4,354,919

	104,654,111	—	—	—	—	—	104,654,111

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial assets
Cash and due from financial institutions [1]	4,738,842	283,601	233,046	487,877	—	—	5,743,366
Financial assets at fair value through profit or loss [2]	13,677,669	251	17,846	134,012	—	87,445	13,917,223
Derivatives held for trading [2]	2,184,099	—	—	—	—	—	2,184,099
Derivatives held for hedging [3]	—	4,306	17,145	24,016	39,693	66,176	151,336
Loans measured at amortized cost	—	22,455,411	28,091,644	115,979,519	78,654,724	89,601,437	334,782,735
Financial investments	1,893,179	1,253,141	3,045,348	10,727,300	35,015,283	2,859,162	54,793,413
Financial assets at fair value through other comprehensive income [4]	1,893,179	310,261	1,122,554	5,499,868	30,502,706	456,250	39,784,818
Securities measured at amortized cost	—	942,880	1,922,794	5,227,432	4,512,577	2,402,912	15,008,595
Other financial assets	—	3,672,079	—	996,994	—	—	4,669,073

	22,493,789	27,668,789	31,405,029	128,349,718	113,709,700	92,614,220	416,241,245

Financial liabilities
Financial liabilities at fair value through profit or loss [2]	80,235	—	—	—	—	—	80,235
Derivatives held for trading [2]	2,132,771	—	—	—	—	—	2,132,771
Derivatives held for hedging [3]	—	5,973	696	(4,529)	11,575	129	13,844
Deposits [5]	137,848,626	17,156,280	27,200,257	109,833,508	10,608,833	2,538,473	305,185,977
Borrowings	1,407	5,218,386	2,484,905	6,541,727	4,473,295	753,997	19,473,717
Debentures	22,285	1,014,596	1,870,767	5,668,559	9,593,393	1,633,467	19,803,067
Lease liabilities	520	14,196	27,962	101,976	198,415	13,885	356,954
Other financial liabilities	—	12,130,281	773	77,688	88,594	—	12,297,336

	140,085,844	35,539,712	31,585,360	122,218,929	24,974,105	4,939,951	359,343,901

Off-balance sheet items
Commitments [6]	87,866,225	—	—	—	—	—	87,866,225
Acceptances and guarantees contracts	8,327,494	—	—	—	—	—	8,327,494
Financial guarantee contracts [7]	3,305,051	—	—	—	—	—	3,305,051

	99,498,770	—	—	—	—	—	99,498,770

[1]	Restricted due from financial instruments amounting to ~~W~~ 12,773,080 million and ~~W~~ 8,759,558 million are excluded as of December 31, 2020 and 2019, respectively.
[2]

Financial liabilities at fair value through profit or loss, derivatives held for trading and financial assets at fair value through profit or loss (excluding loans) are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]

Equity securities designated as financial assets at fair value through other comprehensive income are included in the ‘On demand’ category because most are available for sale at any time. However, equity securities restricted from sale, are included in the category corresponding to the date on which the restriction is lifted.

[5]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[6]	Unused lines of credit within commitments are included in the ‘On demand’ category because payments can be requested at any time.
[7]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.3.3.2 Contractual cash flows of derivatives held for cash flow hedge as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received of net-settled derivatives	69	91	350	30	—	540
Cash flow to be paid of net-settled derivatives	124	3,673	7,406	4,043	—	15,246

	December 31, 2019
(In millions of Korean won)	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received of net-settled derivatives	38	357	1,015	564	—	1,974
Cash flow to be paid of net-settled derivatives	191	1,340	2,001	342	—	3,874

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rates, stock prices, and exchange rates etc., which arise from securities and derivatives and others. The most significant risks associated with trading position are interest rate risk and currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and ALM risk management guidelines for non-trading positions. The entire process is carried out through the approval of the Risk Management Council and the Risk Management Committee of the Group.

The Group’s Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Committee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of business group.

The Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and ALM operation policies and enacts and revises relevant guidelines. The Risk Management Council monitors the establishment and enforcement of ALM risk management policies and enacts and revises ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The ALM Department and the Risk Management Department regularly measure and monitor interest rate risks and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”) and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports to the management independently.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The Group is closely monitoring the outputs of various industry groups and markets that manage the transition to new interest rate, including announcements by Inter-Bank Offered Rate (“IBOR”) regulation authority. Regulation authority has made it clear that as of December 31, 2021, they will no longer persuade or force banks to submit IBORs. In response to these announcements, the Group established an IBOR transition program and plan consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and reports matters to the board of directors and to a council with senior management members. The purpose of the program is to understand where exposure to IBOR occurs within the business and prepare and implement an action plan to facilitate the transition to alternative interest rate. The Group aims to complete the transition and alternative plan by the year-end of 2021. In addition, for CD interest rates, interest rates are being reformed by the relevant institutions that calculate, announce and manage the interest rates, and related institutions such as the Bank of Korea and the financial authorities. The Group continues its efforts as a market participant to actively express opinions so that the index interest rate reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks on the Group and minimizing confusion among stakeholders.

4.4.3 Trading position

4.4.3.1 Definition of a trading position

The trading position, which is subject to market risk management, includes interest rates and stock positions held for short-term trading profit. The Group also includes and manages all foreign currency positions in our trading positions. The trading position subject to market risk management is the trading position defined in “Trading Policy and Guidelines” and the basic requirements for the trading position are as follows:

•	The target position has no restrictions on the sale, and the daily fair value assessment should be made and the embedded significant risk can be hedged in the market.

•	The trading position classification criteria should be clearly defined in the Trading Policy and Guidelines, and the trading position should be managed by a separate trading department.

•	The target position must be operated according to the documented trading strategy and the position’s limit management must be carried out.

•

The specialized dealer or operating department shall have the authority to execute the transaction without prior approval from the Risk Management Department, etc. within the pre-determined limits of the target position.

•	Target positions should be periodically reported to management for risk management of the Group.

4.4.3.2 Observation method of market risk arising from trading positions

The Group measures market risk by calculating VaR through the market risk management system for all trading positions. Generally, the Group manages market risks arising from trading positions at the portfolio level. In addition, the Group controls and manages the risk of derivative financial instrument transactions in accordance with the Financial Supervisory Service regulations and guidelines.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.4.3.3 VaR

(a) VaR

The Group uses the risk-based valuation method (VaR) to measure the market risk of the trading position.

The Group uses the 10-day VaR, which represents the maximum amount of possible loss of 10 business days based on the historical simulation model of the full valuation method. The distribution of value changes in the portfolio is estimated based on data from the past 250 business days, and 10-day VaR is calculated by the difference between the value of the portfolio at a 99% confident level of distribution of value changes in the portfolio and the current market value.

VaR is a commonly used market risk measurement technique. However, this approach has some limitations. VaR estimates possible losses under certain confidence level based on historical market change data. However, since past market changes cannot reflect all future conditions and circumstances, the timing and magnitude of actual losses may vary depending on assumptions in the calculation process. If one day or ten days of the holding period which is generally used for normal period of liquidating the position, is not sufficient or too long, the VaR result may underestimate or overestimate the potential loss.

When the Group measures market risk for trading position, it uses an internal model (VaR) for general risk and a standard method for individual risks. Standard method is used if internal model is not authorized for certain market risk. Therefore, disclosed market risk VaR does not reflect the market risk for individual risks and for some positions.

(b) Back-Testing

To verify the appropriateness of the VaR model, back-testing is performed by comparing actual and hypothetical gains and losses with the VaR calculation results.

(c) Stress Testing

The Group carries out a stress testing of the trading and available-for-sale portfolio to reflect changes in individual risk factors such as interest rates, stock prices, exchange rates, and implied volatility of options that have a significant impact on portfolio value in a crisis. The Group carries out a stress testing through historical and hypothetical scenarios. This stress testing is carried out more than once a quarter.

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period, excluding Stressed VaR, for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Average	Minimum	Maximum	Dec. 31, 2020
Interest rate risk	59,147	9,588	105,983	50,795
Stock price risk	15,379	3,787	24,821	24,821
Foreign exchange rate risk	36,281	5,302	67,766	49,338
Deduction of diversification effect				(7,320)

Total VaR	105,428	14,225	158,798	117,634

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	2019
(In millions of Korean won)	Average	Minimum	Maximum	Dec. 31, 2019
Interest rate risk	11,190	1,725	20,467	16,628
Stock price risk	3,434	2,402	4,310	3,914
Foreign exchange rate risk	15,760	11,416	20,704	13,081
Deduction of diversification effect				(13,246)

Total VaR	17,545	13,641	24,849	20,377

The required equity capital using the standard method related to the positions which are not measured by VaR as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Interest rate risk	40,290	83,731
Stock price risk	7,088	1,954
Foreign exchange rate risk	23,938	1,850

	71,316	87,535

4.4.3.4 Details of risk factors

(a) Interest rate risk

The interest rate risk for trading positions usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to gain short-term trading gains from interest rate fluctuations. The Group manages interest rate risks associated with trading portfolios using VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

(b) Stock price risk

Stock price risk arises mainly from stock positions held by principal guaranteed trust and derivatives linked to stocks positions in the Capital Markets Department. This stock price risk is managed through VaR, sensitivity limits, etc.

(c) Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets, liabilities and currency-related derivatives which are denominated in foreign currency. Most of the net foreign currency exposures occur in the US dollars and the Chinese Yuan. The Group also manages net foreign exchange exposures across trading and non-trading portfolios by setting a net foreign currency exposure limit at the same time setting a loss limit.

4.4.4 Non-trading position (Interest Rate Risk of Banking Book (“IRRBB”))

4.4.4.1 Definition of IRRBB

IRRBB is a change in equity and profit due to the changes in value of interest-sensitive assets, liabilities, etc., and is measured by ΔEVE and ΔNII.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.4.4.2 Bank’s overall interest rate risk management and mitigation strategy

The Risk Management Committee approves policies, procedures and limits for managing interest rate risk, and the management department regularly reports on interest rate risk levels of ΔEVE, ΔNII and changes of market condition etc., as compared to the set limit. To measure the sensitivity of a bank’s economic value and earnings-based measure as interest rates change, the Bank calculates monthly interest rate gap and duration gap for assets and liabilities. In addition, the management department conducts an interest rate risk crisis analysis at least once a quarter assuming abnormal interest rate fluctuations and reports the results to the Risk Management Council. Independent internal and external audits regularly check the process of identifying, measuring and monitoring interest rate risks. The interest rate risk model adequacy test is carried out regularly at least once a year by verification department independent of the management department.

4.4.4.3 Main modeling assumption used for the Bank’s interest rate risk measurement system for internal management

The Bank separately calculates Δ EVE for internal management of interest rate risk, assuming a historical-simulation based on interest rate volatility in the past financial crisis (FY08-FY09), distribution of assets/liabilities portfolio, and 27 interest rate gaps considering management strategy.

4.4.4.4 The Bank’s interest rate risk hedging methodology and related accounting

The Bank hedges interest rate risk through back-to-back interest rate swap transactions, which are the same as interest payment cash flows. The Bank officially documents and manages the risk management strategy for hedge accounting, risk management objectives, hedging relationship, and assessment method for hedge effectiveness.

4.4.4.5 Main assumptions used for calculating ΔEVE, ΔNII

The Bank calculates interest rate risk, including all cash flow of interest-sensitive assets, liabilities, and off-balance items in the banking book. ΔEVE assumes a run-off balance sheet where the existing bank account positions are amortized and not replaced by new businesses. In addition, the contractual interest rate, including commercial margins and other interest rate components, is applied to generate cash flows. In case of discounting cash flow, ΔEVE is calculated by applying risk-free interest rates that do not include commercial margins and other interest components.

ΔNII assumes a constant balance sheet in which cash flows that mature or interest rates are revised during the target management period are replaced by new cash flows that have the same characteristics. The interest rate risk is calculated for the interest rate shock scenario by adding up only if the risk is a loss for each currency. The average interest rate revision maturity of demand deposits is determined by dividing them into retail transactional, retail non-transactional and wholesale based on customer and regular transactions and taking into account the core deposit rates and the upper average maturity limit for each category. The average interest rate revision maturity for demand deposits is 2.5 years for core deposits, 1 day for non-core deposits, and the longest interest rate revision maturity is five years. The prepayment rate of fixed-rate loan and early redemption rate of term deposit are estimated by dividing the amount of prepayment amount and early redemption amount during the previous month by the balance at the end of the previous month, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.4.4.6 ΔEVE, ΔNII

The Bank calculates ΔEVE by applying six interest rate shocks and stress scenarios, and ΔNII by applying parallel shock up and down scenarios. The results as of December 31, 2020 and 2019, are as follows:

	December 31, 2020		December 31, 2019
(In millions of Korean won)	Changes in the Economic Value of Equity Capital (ΔEVE)	Changes in net interest income (ΔNII)	Changes in the Economic Value of Equity Capital (ΔEVE)	Changes in net interest income (ΔNII)
Scenario 1 (Parallel rise)	544,087	415,339	483,207	152,013
Scenario 2 (Parallel decline)	—	—	31,718	9,717
Scenario 3 (Short-term decline, long-term rise)	245,337		257,756
Scenario 4 (Short-term rise, long-term decline)	423,673		411,237
Scenario 5 (Short-term rise)	466,220		378,380
Scenario 6 (Short-term decline)	480,246		492,047
Maximum of 6 scenarios	544,087	415,339	492,047	152,013
Basic capital	28,234,310	—	27,609,684	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.4.5 Financial assets and liabilities denominated in foreign currencies

Details of financial instruments denominated in foreign currencies and translated into Korean won as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	3,765,956	528,056	211,266	57,386	815,865	819,591	6,198,120
Financial assets at fair value through profit or loss	1,494,702	449	198,613	627	—	87,780	1,782,171
Derivatives held for trading	190,110	—	—	—	4,344	203	194,657
Derivatives held for hedging	112,431	—	—	—	—	—	112,431
Loans measured at amortized cost	18,055,973	550,793	1,097,069	221,880	1,617,715	5,222,701	26,766,131
Financial assets at fair value through other comprehensive income	4,353,660	5,271	9,438	—	342,804	203,469	4,914,642
Financial assets at amortized cost	317,662	—	—	—	108,594	408,590	834,846
Other financial assets	1,776,965	49,660	200,083	5,504	103,064	272,851	2,408,127

	30,067,459	1,134,229	1,716,469	285,397	2,992,386	7,015,185	43,211,125

Financial liabilities
Derivatives held for trading	334,938	65	109	—	42,023	8,733	385,868
Derivatives held for hedging	66,305	—	—	—	—	—	66,305
Deposits	15,927,312	923,353	917,479	66,372	1,750,298	4,305,293	23,890,107
Borrowings	9,241,832	485,618	321,705	218,578	439	1,231,359	11,499,531
Debentures	4,798,724	—	666,873	—	—	308,675	5,774,272
Other financial liabilities	2,625,818	38,752	93,949	9,491	34,716	195,272	2,997,998

	32,994,929	1,447,788	2,000,115	294,441	1,827,476	6,049,332	44,614,081

Off-balance sheet items	13,295,571	32,200	254,222	741	253,472	575,914	14,412,120

	December 31, 2019
(In millions of Korean won)	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	1,914,554	254,502	145,066	33,239	1,148,375	490,021	3,985,757
Financial assets at fair value through profit or loss	1,700,956	3,387	165,330	3,373	—	23,355	1,896,401
Derivatives held for trading	98,786	—	—	—	6,786	—	105,572
Derivatives held for hedging	83,610	—	—	—	—	—	83,610
Loans measured at amortized cost	14,070,820	465,849	593,530	137,585	1,205,297	613,780	17,086,861
Financial assets at fair value through other comprehensive income	3,953,899	21,267	5,192	—	282,390	37,977	4,300,725
Financial assets at amortized cost	1,026,325	—	—	—	97,844	—	1,124,169
Other financial assets	1,193,680	230,223	289,187	5,178	167,525	87,967	1,973,760

	24,042,630	975,228	1,198,305	179,375	2,908,217	1,253,100	30,556,855

Financial liabilities
Derivatives held for trading	212,569	6	53	—	7,806	—	220,434
Derivatives held for hedging	35,538	—	—	—	—	—	35,538
Deposits	11,939,600	731,178	761,897	45,340	1,471,566	530,990	15,480,571
Borrowings	8,576,321	125,096	340,530	118,848	15,092	73,640	9,249,527
Debentures	4,083,040	—	—	—	—	101,967	4,185,007
Other financial liabilities	2,111,089	59,761	97,325	21,583	173,480	163,990	2,627,228

	26,958,157	916,041	1,199,805	185,771	1,667,944	870,587	31,798,305

Off-balance sheet items	16,745,727	32,694	191,210	—	252,369	37,195	17,259,195

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risks broadly as all financial and non-financial risks from operating activities that negatively affect capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes and provide timely feedback to management and all employees. The Group established a Business Continuity Planning (BCP) to carry out continuous work in emergency situations and established alternative facilities. The Group conducts simulation training for headquarters and IT departments to check the business continuity framework.

4.6 Capital Management

The Group complies with the capital adequacy standard established by the Financial Services Commission. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements in June 2011 and was implemented in Korea in December 2013.

The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.5%, a minimum Tier 1 ratio of 6.0% and a minimum Total Regulatory Capital of 8.0% as of December 31, 2020. Capital Conservation Buffer of 2.5% and Capital Requirement of Domestic Systemically Important Bank (D-SIB) of 1.0% are additionally applied. Therefore, the Group is required to maintain a capital ratio including a minimum capital ratio and additional capital requirements (a Common Equity Tier 1 Ratio of 8.0% (December 31, 2019: 8.0%), a Tier 1 Ratio of 9.5% (December 31, 2019: 9.5%), and a Total Regulatory Capital Ratio of 11.5% (December 31, 2019: 11.5%)).

The Group’s equity capital is classified into three categories in accordance with Detailed Supervisory Regulations on Banking Business:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital is the first to take losses in the Group and is the last to be compensated in liquidation of the Group and not repaid except for liquidation. It includes capital, capital surplus, retained earnings, non-controlling interests of the consolidated subsidiaries, accumulated other comprehensive income and other capital surplus etc.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes capital, capital surplus, etc. related to the issuance of capital securities of a permanent nature that meets the conditional capital securities requirements.

•

Tier 2 Capital: Tier 2 Capital means capital that can compensate for losses of the Group upon liquidation, including (a) the amount of subordinated bonds with maturity of not less than 5 years that meet the conditional capital securities requirements, and (b) the allowance for credit losses accumulated on the loans which are classified as normal or precautionary in accordance with Regulation on Supervision of Financial Holding Companies and others.

The risk-weighted assets are the magnitude of the amount of risk inherent in the total asset held by the Group. The Group calculates risk-weighted assets by each risk (credit risk, market risk, and operational risk) based on the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies and uses them to calculate BIS ratio. The Group complied with external capital adequacy requirements as of December 31, 2020 and 2019.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Apart from the BIS ratio, the Group evaluates and manages capital adequacy through internal policies. The valuation of capital adequacy compares the size of available capital (the amount of capital actually available) to the size of internal capital (the amount of capital required to cover all the significant risks faced by the Group under its target credit rating), which monitors financial soundness and provides a risk-adjusted performance measurement basis. The internal capital for capital adequacy assessment is calculated by adding the results of a stress test and other additional capital requirements to the internal capital calculated for each individual risk.

The Risk Management Committee of the Group determines the risk appetite of the Group, allocates internal capital by risk type and business group, and each business group operates capital efficiently within the range of the allocated internal capital. The Risk Management Department of the Group monitors internal capital limit management and reports it to the management and the Risk Management Committee. If the limit of internal capital is expected to be exceeded, the Group’s capital adequacy management is carried out through review and approval by the Risk Management Committee in advance.

Details of the Group’s capital adequacy calculation in accordance with Basel III requirements as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Equity Capital	32,554,705	29,809,730
Tier I Capital	28,234,310	27,609,684
Common Equity Tier 1 Capital	27,659,787	27,035,161
Additional Tier 1 Capital	574,523	574,523
Tier II Capital	4,320,395	2,200,046
Risk-weighted assets:	183,148,273	188,075,177
Credit risk [1]	160,817,395	172,985,173
Market risk [2]	11,372,840	5,150,641
Operational risk [3]	10,958,038	9,939,363
Equity Capital (%):	17.78	15.85
Tier I Capital (%)	15.42	14.68
Common Equity Tier 1 Capital (%)	15.10	14.37

[1]	Credit risk weighted assets are measured using the Internal Rating-Based Approach and Standardized Approach.
[2]	Market risk weighted assets are measured using the Internal Model-Based Approach and Standardized Approach.
[3]	Operational risk weighted assets are measured using the Advanced Measurement Approach.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into Corporate Banking, Retail Banking and Other Activities. These segments are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

•

Corporate banking: The activities within this segment include providing credit, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs and foreign subsidiaries-related works.

•	Retail banking: The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

•	Other activities: The activities within this segment include trading activities in securities and derivatives, funding, trust and other activities.

Financial information by business segment for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Corporate banking	Retail banking	Others	Consolidation adjustment	Total
Operating revenues from external customers	2,930,827	2,918,826	1,987,012	—	7,836,665
Intersegment operating revenues (expenses)	80,973	—	50,516	(131,489)	—

	3,011,800	2,918,826	2,037,528	(131,489)	7,836,665

Net interest income	3,238,002	3,178,280	344,078	(5,594)	6,754,766
Interest income	4,899,943	4,519,579	1,062,698	(26,055)	10,456,165
Interest expense	(1,661,941)	(1,341,299)	(718,620)	20,461	(3,701,399)
Net fee and commission income	363,459	406,603	323,135	(25,275)	1,067,922
Fee and commission income	480,190	529,178	468,101	(27,782)	1,449,687
Fee and commission expense	(116,731)	(122,575)	(144,966)	2,507	(381,765)
Net gains (losses) on financial instruments at fair value through profit or loss	(52,493)	—	408,464	(111,788)	244,183
Net other operating income (expense)	(537,168)	(666,057)	961,851	11,168	(230,206)
General and administrative expenses	(1,555,090)	(2,072,515)	(574,073)	332	(4,201,346)
Operating profit before provision for credit losses	1,456,710	846,311	1,463,455	(131,157)	3,635,319
Provision for credit losses	(204,302)	(264,943)	(15,267)	330	(484,182)
Operating profit	1,252,408	581,368	1,448,188	(130,827)	3,151,137
Share of loss of associates	—	—	(48,158)	—	(48,158)
Net other non-operating income (expenses)	5,490	—	82,731	(59,377)	28,844
Segment profit before income tax expense	1,257,898	581,368	1,482,761	(190,204)	3,131,823
Income tax expense	(339,728)	(159,876)	(347,199)	34,499	(812,304)

Profit for the year	918,170	421,492	1,135,562	(155,705)	2,319,519

Profit attributable to the shareholder of the Parent Company	917,955	421,492	1,135,562	(176,814)	2,298,195
Profit attributable to non-controlling interests	215	—	—	21,109	21,324
Total assets *	164,323,181	161,330,053	119,529,291	(6,738,411)	438,444,114
Total liabilities *	167,236,387	176,571,944	66,577,810	(2,350,101)	408,036,040

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	2019
(In millions of Korean won)	Corporate banking	Retail banking	Others	Consolidation adjustment	Total
Operating revenues from external customers	2,557,438	2,979,503	1,782,127	—	7,319,068
Intersegment operating revenues (expenses)	22,838	—	24,382	(47,220)	—

	2,580,276	2,979,503	1,806,509	(47,220)	7,319,068

Net interest income	2,844,881	3,148,061	370,603	242	6,363,787
Interest income	4,642,555	4,872,937	1,302,085	(37,629)	10,779,948
Interest expense	(1,797,674)	(1,724,876)	(931,482)	37,871	(4,416,161)
Net fee and commission income	349,393	471,869	329,432	(17,398)	1,133,296
Fee and commission income	459,879	577,845	473,637	(27,999)	1,483,362
Fee and commission expense	(110,486)	(105,976)	(144,205)	10,601	(350,066)
Net gains (losses) on financial instruments at fair value through profit or loss	(2,527)	—	474,420	(49,269)	422,624
Net other operating income (expenses)	(611,471)	(640,427)	632,054	19,205	(600,639)
General and administrative expenses	(1,241,721)	(1,982,375)	(663,618)	295	(3,887,419)
Operating profit before provision for credit losses	1,338,555	997,128	1,142,891	(46,925)	3,431,649
Reversal (provision) for credit losses	125,919	(235,995)	7,582	(1,036)	(103,530)
Operating profit	1,464,474	761,133	1,150,473	(47,961)	3,328,119
Share of profit of associates	—	—	29,240	—	29,240
Net other non-operating expenses	(263)	—	(19,741)	(18,883)	(38,887)
Segment profit before income tax expense	1,464,211	761,133	1,159,972	(66,844)	3,318,472
Income tax expense	(404,425)	(209,311)	(265,190)	(467)	(879,393)

Profit for the year	1,059,786	551,822	894,782	(67,311)	2,439,079

Profit attributable to the shareholder of the Parent Company	1,059,786	551,822	894,782	(67,311)	2,439,079
Profit attributable to non-controlling interests	—	—	—	—	—
Total assets *	139,496,394	147,468,173	104,297,056	(3,836,585)	387,425,038
Total liabilities *	142,063,121	161,834,984	56,127,857	(1,605,157)	358,420,805

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Corporate banking service	2,930,827	2,557,438
Retail banking service	2,918,826	2,979,503
Other service	1,987,012	1,782,127

	7,836,665	7,319,068

5.2.2 Geographical information

Geographical operating revenues from external customers for the years ended December 31, 2020 and 2019, and major non-current assets as of December 31, 2020 and 2019, are as follows:

	Revenues from external customers		Major non-current assets
(In millions of Korean won)	2020	2019	December 31, 2020	December 31, 2019
Domestic	7,416,339	7,156,642	4,462,857	4,488,801
United States	3,071	13,971	8,206	9,452
New Zealand	3,554	6,946	2,385	3,516
China	67,064	92,475	12,230	12,946
Japan	7,933	6,692	2,607	3,480
Myanmar	6,646	4,002	4,309	1,570
Vietnam	38,983	10,449	2,167	1,938
Cambodia	238,045	14,764	28,709	3,944
United Kingdom	27,092	9,958	1,250	1,893
Indonesia	13,995	—	360,202	—
India	13,943	3,169	1,155	1,533
Consolidation adjustments	—	—	436,572	—

	7,836,665	7,319,068	5,322,649	4,529,073

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	19,972,269	19,974,488
Financial assets at fair value through profit or loss	16,042,357	16,042,357
Debt securities	15,707,842	15,707,842
Equity securities	205,794	205,794
Loans	38,756	38,756
Others	89,965	89,965
Derivatives held for trading	4,291,829	4,291,829
Derivatives held for hedging	164,839	164,839
Loans measured at amortized cost	327,332,495	328,145,460
Financial assets at fair value through other comprehensive income	42,698,069	42,698,069
Debt securities	39,960,675	39,960,675
Equity securities	2,502,614	2,502,614
Loans	234,780	234,780
Securities measured at amortized cost	15,588,413	15,655,381
Other financial assets	5,986,686	5,986,686

	432,076,957	432,959,109

Financial liabilities
Financial liabilities at fair value through profit or loss	141,277	141,277
Derivatives held for trading	4,215,097	4,215,097
Derivatives held for hedging	67,267	67,267
Deposits	330,352,491	330,601,366
Borrowings	26,870,831	26,878,476
Debentures	26,969,584	27,131,418
Other financial liabilities	16,976,326	16,976,326

	405,592,873	406,011,227

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	December 31, 2019
(In millions of Korean won)	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	14,481,309	14,478,216
Financial assets at fair value through profit or loss	13,866,303	13,866,303
Debt securities	13,446,838	13,446,838
Equity securities	151,527	151,527
Loans	188,133	188,133
Others	79,805	79,805
Derivatives held for trading	2,184,099	2,184,099
Derivatives held for hedging	133,326	133,326
Loans measured at amortized cost	293,531,433	293,767,751
Financial assets at fair value through other comprehensive income	38,454,954	38,454,954
Debt securities	36,116,988	36,116,988
Equity securities	1,993,674	1,993,674
Loans	344,292	344,292
Securities measured at amortized cost	13,964,339	14,056,395
Other financial assets	5,464,704	5,464,704

	382,080,467	382,405,748

Financial liabilities
Financial liabilities at fair value through profit or loss	80,235	80,235
Derivatives held for trading	2,132,770	2,132,770
Derivatives held for hedging	36,212	36,212
Deposits	300,917,482	301,409,018
Borrowings	19,141,262	19,141,682
Debentures	18,739,992	18,959,416
Other financial liabilities	15,446,504	15,446,504

	356,494,457	357,205,837

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Securities Due from financial institutions and deposits indexed to gold price	Fair value of securities and due from financial institutions and deposits indexed to gold price that are quoted in active markets is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institution. The institutions use one or more of the following valuation techniques including DCF Model, MonteCarlo Simulation, FCFE (Free Cash Flow to Equity Model), Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method, deemed suitable considering the characteristics of the financial instruments.

Loans	The fair value of loans is determined using DCF Model and independent external professional valuation institution. Fair value measured by DCF Model is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate. Fair value of the other loans is determined by external professional valuation institution using Tree Model.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method (“FDM”), the MonteCarlo Simulation and the Tree model or valuation results from independent external professional valuation institution. For OTC derivatives, the credit risk of counterparty and the Group’s own credit risk are applied through Credit Valuation Adjustment (“CVA”).

Deposits	The carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	The carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Debentures	Fair value is determined by using the valuation results (DCF Model) of external professional valuation institution, which are calculated using market inputs.

Other financial assets and other financial liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

6.1.2 Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the consolidated statement of financial position are appropriate. However, the fair values of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss	4,587,921	9,182,082	2,272,354	16,042,357
Debt securities	4,344,334	9,182,082	2,181,426	15,707,842
Equity securities	153,622	—	52,172	205,794
Loans	—	—	38,756	38,756
Others	89,965	—	—	89,965
Derivatives held for trading	—	4,291,785	44	4,291,829
Derivatives held for hedging	—	164,839	—	164,839
Financial assets at fair value through other comprehensive income	9,918,763	30,861,326	1,917,980	42,698,069
Debt securities	9,334,129	30,626,546	—	39,960,675
Equity securities	584,634	—	1,917,980	2,502,614
Loans	—	234,780	—	234,780

	14,506,684	44,500,032	4,190,378	63,197,094

Financial liabilities
Financial liabilities at fair value through profit or loss	141,277	—	—	141,277
Derivatives held for trading	—	4,214,990	107	4,215,097
Derivatives held for hedging	—	67,267	—	67,267

	141,277	4,282,257	107	4,423,641

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	December 31, 2019
	Fair value hierarchy			Total
(In millions of Korean won)	Level 1	Level 2	Level 3
Financial assets
Financial assets at fair value through profit or loss	3,147,511	8,633,172	2,085,620	13,866,303
Debt securities	2,960,226	8,633,172	1,853,440	13,446,838
Equity securities	107,480	—	44,047	151,527
Loans	—	—	188,133	188,133
Others	79,805	—	—	79,805
Derivatives held for trading	—	2,184,029	70	2,184,099
Derivatives held for hedging	—	133,326	—	133,326
Financial assets at fair value through other comprehensive income	13,849,323	23,564,384	1,041,247	38,454,954
Debt securities	12,896,896	23,220,092	—	36,116,988
Equity securities	952,427	—	1,041,247	1,993,674
Loans	—	344,292	—	344,292

	16,996,834	34,514,911	3,126,937	54,638,682

Financial liabilities
Financial liabilities at fair value through profit or loss	80,235	—	—	80,235
Derivatives held for trading	—	2,132,286	484	2,132,770
Derivatives held for hedging	—	36,212	—	36,212

	80,235	2,168,498	484	2,249,217

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss	9,182,082
Debt securities	9,182,082	DCF Model, MonteCarlo Simulation, Net Asset Value	Discount rate, interest rate, prices of underlying assets (debt securities, stocks, etc.)
Derivatives held for trading	4,291,785	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging	164,839	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others
Financial assets at fair value through other comprehensive income	30,861,326
Debt securities	30,626,546	DCF Model	Discount rate
Loans	234,780	DCF Model	Discount rate

	44,500,032

Financial liabilities
Derivatives held for trading	4,214,990	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging	67,267	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

	4,282,257

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	December 31, 2019
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss	8,633,172
Debt securities	8,633,172	DCF Model, MonteCarlo Simulation, Net Asset Value	Discount rate, interest rate, prices of underlying assets (debt securities, stocks, etc.)
Derivatives held for trading	2,184,029	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging	133,326	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others
Financial assets at fair value through other comprehensive income	23,564,384
Debt securities	23,220,092	DCF Model	Discount rate
Loans	344,292	DCF Model	Discount rate

	34,514,911

Financial liabilities
Derivatives held for trading	2,132,286	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging	36,212	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

	2,168,498

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	2,884,215	15,878,268	1,212,005	19,974,488
Loans measured at amortized cost	—	—	328,145,460	328,145,460
Securities measured at amortized cost	4,125,052	11,530,329	—	15,655,381
Other financial assets [2]	—	—	5,986,686	5,986,686

	7,009,267	27,408,597	335,344,151	369,762,015

Financial liabilities
Deposits [1]	—	174,488,438	156,112,928	330,601,366
Borrowings [1]	—	295	26,878,181	26,878,476
Debentures	—	27,131,418	—	27,131,418
Other financial liabilities [2]	—	—	16,976,326	16,976,326

	—	201,620,151	199,967,435	401,587,586

	December 31, 2019
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	2,694,352	10,695,432	1,088,432	14,478,216
Loans measured at amortized cost	—	—	293,767,751	293,767,751
Securities measured at amortized cost	4,372,712	9,683,683	—	14,056,395
Other financial assets [2]	—	—	5,464,704	5,464,704

	7,067,064	20,379,115	300,320,887	327,767,066

Financial liabilities
Deposits [1]	—	138,097,349	163,311,669	301,409,018
Borrowings [1]	—	4,685	19,136,997	19,141,682
Debentures	—	18,959,416	—	18,959,416
Other financial liabilities [2]	—	—	15,446,504	15,446,504

	—	157,061,450	197,895,170	354,956,620

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximation of the fair value.
[2]	Other financial assets and other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair value.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	11,530,329	DCF Model, MonteCarlo Simulation	Discount rate, interest rate
Financial liabilities
Debentures	27,131,418	DCF Model	Discount rate

	December 31, 2019
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	9,683,683	DCF Model, MonteCarlo Simulation	Discount rate, interest rate
Financial liabilities
Debentures	18,959,416	DCF Model	Discount rate

Valuation techniques and inputs of financial assets and liabilities classified as Level 3 and, whose fair value is disclosed and as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	1,212,005	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans measured at amortized cost	328,145,460	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	329,357,465

Financial liabilities
Deposits	156,112,928	DCF Model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Borrowings	26,878,181	DCF Model	Other spread, interest rate	Other spread

	182,991,109

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	December 31, 2019
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	1,088,432	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans measured at amortized cost	293,767,751	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	294,856,183

Financial liabilities
Deposits	163,311,669	DCF Model	Other spread, prepayment rate, Interest rate	Other spread, prepayment rate
Borrowings	19,136,997	DCF Model	Other spread, interest rate	Other spread

	182,448,666

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in Fair Value (Level 3) Measured using Valuation Technique based on Unobservable Inputs in the Market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2020 and 2019, are as follows:

	2020
	Financial assets at fair value through profit or loss		Financial investments	Net derivatives financial instruments
(In millions of Korean won)	Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning	1,897,487	188,133	1,041,246	(416)	—
Total gains or losses
- Profit or loss	62,611	627	—	171	—
- Other comprehensive income	—	—	784,051	—	—
Purchases	703,320	—	92,699	3	—
Sales	(429,820)	(150,004)	(16)	—	—
Transfers into Level 3	—	—	—	179	—

Ending	2,233,598	38,756	1,917,980	(63)	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	2019
	Financial assets at fair value through profit or loss		Financial investments	Net derivatives financial instruments
(In millions of Korean won)	Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning	1,520,631	212,596	927,577	(708)	—
Total gains or losses
- Profit or loss	35,553	10,412	—	3,233	—
- Other comprehensive income	—	—	36,714	—	—
Purchases	617,814	154,005	78,626	—	—
Sales	(276,511)	(188,880)	(1,671)	—	—
Settlements	—	—	—	(2,941)	—

Ending	1,897,487	188,133	1,041,246	(416)	—

6.2.2.2 In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Net gains on financial instruments at fair value through profit or loss	Other operating expenses	Net interest income
Total gains (losses) recognized in profit or loss for the year	79,025	(15,616)	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting year	74,955	(15,616)	—

	2019
(In millions of Korean won)	Net gains on financial instruments at fair value through profit or loss	Other operating income	Net interest income
Total gains recognized in profit or loss for the year	47,801	1,375	22
Total gains recognized in profit or loss from financial instruments held at the end of the reporting year	39,472	1,319	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Debt securities	2,181,426	MonteCarlo Simulation, Net Asset Value, DCF Model	Price of underlying asset, interest rate, dividend yield, volatilities and correlation of underlying asset, discount rate, liquidation value, volatility of the real estate price	Volatilities of the underlying asset	5.47 ~ 26.70	Higher the volatility, higher the fair value fluctuation
				Correlation of underlying asset	14.83 ~ 100.00	Higher the correlation, higher the fair value fluctuation
				Discount rate	8.63 ~ 21.37	Lower the discount rate, higher the fair value
				Liquidation value	0.00	Higher the liquidation value, higher the fair value
				Volatility of the real estate price	0.00	Higher the sale price, higher the fair value
Equity securities	52,172	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	7.64 ~ 18.67	Lower the discount rate, higher the fair value
Loans	38,756	DCF Model	Discount rate	Discount rate	7.86	Lower the discount rate, higher the fair value
Derivatives held for trading
Stock and index	44	Tree Model	Price of underlying asset, volatility of underlying asset	Volatility of the underlying asset	22.11 ~ 26.24	Higher the volatility, higher the fair value fluctuation
Currency	—	DCF Model	Interest rate, foreign exchange rate, loss given default ratio	Loss given default ratio	0.00	Higher the loss given default ratio, lower the fair value
Financial assets at fair value through other comprehensive income
Equity securities	1,917,980	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Tree model	Growth rate, discount rate, stock price, volatility of the stock price	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	9.90 ~ 19.67	Lower the discount rate, higher the fair value
				Volatility of the stock price	22.11 ~ 24.16	Higher the volatility, higher the fair value fluctuation

	4,190,378

Financial liabilities
Derivatives held for trading
Others	107	DCF Model	Interest rate, discount rate	Discount rate	1.15 ~ 1.29	Higher the discount rate, lower the fair value

	107

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	December 31, 2019
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Debt securities	1,853,440	MonteCarlo Simulation, Net Asset Value, DCF Model	Price of underlying asset, interest rate, dividend yield, volatilities and correlation of underlying asset, discount rate, liquidation value, volatility of the real estate price	Volatilities of the underlying asset	16.80 ~ 30.55	Higher the volatility, higher the fair value fluctuation
				Correlation of underlying asset	3.11 ~ 95.67	Higher the correlation, higher the fair value fluctuation
				Discount rate	7.47	Lower the discount rate, higher the fair value
				Liquidation value	0.00	Higher the liquidation value, higher the fair value
				Volatility of the real estate price	0.00	Higher the sale price, higher the fair value
Equity securities	44,047	DCF Model, Comparable Company Analysis	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	5.89 ~ 16.15	Lower the discount rate, higher the fair value
Loans	188,133	Tree Model, DCF Model	Stock price, volatility of the stock price, discount rate	Volatility of the stock price	12.91 ~ 48.28	Higher the volatility, higher the fair value fluctuation
				Discount rate	10.81	Lower the discount rate, higher the fair value
Derivatives held for trading
Stock and index	70	Tree Model	Price of underlying asset, interest rate, volatility of underlying asset, dividend yield	Volatility of the underlying asset	21.85	Higher the volatility, higher the fair value fluctuation
Financial assets at fair value through other comprehensive income
Equity securities	1,041,247	DCF Model, Comparable Company Analysis, Tree Model	Growth rate, discount rate, stock price, volatility of the stock price	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	3.04 ~ 16.37	Lower the discount rate, higher the fair value
				Volatility of the stock price	20.97 ~ 22.19	Higher the volatility, higher the fair value fluctuation

	3,126,937

Financial liabilities
Derivatives held for trading
Others	484	MonteCarlo Simulation, DCF Model	Stock price, interest rate, volatility of the stock price, volatility of the interest rate, discount rate	Volatility of the stock price	16.28	Higher the volatility, higher the fair value fluctuation

				Volatility of the interest rate	0.52	Higher the volatility, higher the fair value fluctuation
				Discount rate	1.94 ~ 2.00	Higher the discount rate, lower the fair value

	484

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are debt securities, loans, equity-related derivatives, currency-related derivatives, interest rate-related derivatives and other derivatives whose fair value changes are recognized in profit or loss as well as equity securities whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Results of the sensitivity analysis of changes in inputs as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
	Profit or loss		Other comprehensive Income (loss)
(In millions of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss
Debt securities [3,5]	8,051	(6,604)	—	—
Equity securities [2,5]	8,112	(4,545)	—	—
Loans [4]	3,316	(2,952)	—	—
Derivatives held for trading [1]	8	(8)	—	—
Financial assets at fair value through other comprehensive income
Equity securities [2,5,6]	—	—	94,084	(55,297)

	19,487	(14,109)	94,084	(55,297)

Financial liabilities
Derivatives held for trading [1]	3	(3)	—	—

	3	(3)	—	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	December 31, 2019
	Profit or loss		Other comprehensive Income (loss)
(In millions of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss
Debt securities [3,5]	3,374	(3,429)	—	—
Equity securities [2,5]	10,906	(3,858)	—	—
Loans [4]	6,362	(4,344)	—	—
Derivatives held for trading [1]	1	(1)	—	—
Financial assets at fair value through other comprehensive income
Equity securities [2,5,6]	—	—	188,090	(94,201)

	20,643	(11,632)	188,090	(94,201)

Financial liabilities
Derivatives held for trading [1]	17	(17)	—	—

	17	(17)	—	—

[1]

For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters; such as the price and the volatility of the underlying asset by ± 10%, and the loss given default ratio by ± 1% for some derivatives as of December 31, 2019.

[2]	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1~1%) and growth rate (0~0.5%).
[3]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. But only for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting volatility of real estate price (-1~1%). For equity investments, changes in fair value are calculated by shifting the liquidation value (-1~1%) and the discount rates (-1~1%). There was no significant correlation among major unobservable inputs.

[4]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as stock prices, and volatility of stock prices (-10~10%) and discount rate (-1~1%).
[5]

The amounts of ~~W~~ 2,992,304 million and ~~W~~ 1,634,734 million of financial assets classified as level 3 as of December 31, 2020 and 2019, respectively, are excluded because it is practically impossible to analyze sensitivity of changes in unobservable inputs.

[6]	For some equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as stock prices and volatilities of stock prices by ± 10%.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.2.4 Day one gains or losses

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in aggregate deferred differences for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Balance at the beginning of the year (A)	(1,778)	(2,916)
New transactions (B)	—	—
Amounts recognized in profit or loss (C=a+b)	1,141	1,138
a. Amortization	1,141	1,138
b. Settlement	—	—

Balance at the end of the year (A+B+C)	(637)	(1,778)

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of financial assets and liabilities by category as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	19,972,269	—	19,972,269
Financial assets at fair value through profit or loss	16,042,357	—	—	—	—	16,042,357
Derivatives	4,291,829	—	—	—	164,839	4,456,668
Loans measured at amortized cost	—	—	—	327,332,495	—	327,332,495
Financial investments	—	40,195,455	2,502,614	15,588,413	—	58,286,482
Other financial assets	—	—	—	5,986,686	—	5,986,686

	20,334,186	40,195,455	2,502,614	368,879,863	164,839	432,076,957

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	December 31, 2020
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	141,277	—	—	141,277
Derivatives	4,215,097	—	67,267	4,282,364
Deposits	—	330,352,491	—	330,352,491
Borrowings	—	26,870,831	—	26,870,831
Debentures	—	26,969,584	—	26,969,584
Other financial liabilities	—	16,976,326	—	16,976,326

	4,356,374	401,169,232	67,267	405,592,873

	December 31, 2019
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	14,481,309	—	14,481,309
Financial assets at fair value through profit or loss	13,866,303	—	—	—	—	13,866,303
Derivatives	2,184,099	—	—	—	133,326	2,317,425
Loans measured at amortized cost	—	—	—	293,531,433	—	293,531,433
Financial investments	—	36,461,280	1,993,674	13,964,339	—	52,419,293
Other financial assets	—	—	—	5,464,704	—	5,464,704

	16,050,402	36,461,280	1,993,674	327,441,785	133,326	382,080,467

	December 31, 2019
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	80,235	—	—	80,235
Derivatives	2,132,771	—	36,211	2,168,982
Deposits	—	300,917,482	—	300,917,482
Borrowings	—	19,141,262	—	19,141,262
Debentures	—	18,739,992	—	18,739,992
Other financial liabilities	—	15,446,504	—	15,446,504

	2,213,006	354,245,240	36,211	356,494,457

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.4 Transfer of Financial Assets

6.4.1 Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets that are derecognized in their entirety, to SPEs (special purpose entities), while the maximum exposure to loss (carrying amount) from its continuing involvement and fair value of its continuing involvement of the derecognized financial assets as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement	Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	5,190	5,190
FK 1411 ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	1,062	1,062
AP 3B ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	646	646
AP 4D ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	6,304	6,304

			13,202	13,202

	December 31, 2019
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement	Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	5,596	5,596
FK 1411 ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	5,428	5,428
AP 3B ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	3,205	3,205
AP 4D ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	6,175	6,175

			20,404	20,404

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.4.2 Bonds sold under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to bonds sold under repurchase agreements and securities lending transactions in the consolidated statement of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. Bonds sold under repurchase agreements are sold on the condition that they will be repurchased at a fixed price and loaned securities will be returned at the expiration of the loan period. Thus, the Group retains substantially all the risks and rewards of ownership of the financial assets. The carrying amount of transferred assets and related liabilities as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Carrying amount of transferred assets	Carrying amount of related liabilities
Bonds sold under repurchase agreements	1,354,289	1,313,483
Loaned securities	741,804	—
Government and public bonds	741,804	—

	2,096,093	1,313,483

	December 31, 2019
(In millions of Korean won)	Carrying amount of transferred assets *	Carrying amount of related liabilities
Bonds sold under repurchase agreements	871,929	825,710
Loaned securities	788,790	—
Government and public bonds	788,790	—

	1,660,719	825,710

*	Includes borrowed securities amounting to ~~W~~ 44,988 million, as of December 31, 2019.

6.5 Offsetting Financial Assets and Financial Liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar netting arrangements with the Group’s OTC derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s (a) sales or purchase of bonds under repurchase agreements and (b) securities lending and borrowing transactions, etc. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic exchange settlement debits and domestic exchange settlement credits are shown in its net settlement balance in the consolidated statement of financial position. Account receivables and account payables related to listed securities and derivatives or OTC derivatives settled by the central clearing house are included in the other financial instruments. As the Group has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis, the net amounts of the other financial instrument balances are presented in the consolidated statement of financial position.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.5.1 Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Gross assets	Gross liabilities offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
				Financial instruments	Cash collateral
Derivatives held for trading	4,173,489	—	4,173,489	(3,175,203)	(274)	1,162,851
Derivatives held for hedging	164,839	—	164,839
Receivable spot exchange	3,104,233	—	3,104,233	(3,102,431)	—	1,802
Bonds purchased under repurchase agreements	2,808,380	—	2,808,380	(2,808,380)	—	—
Domestic exchange settlement debits	37,442,464	(36,726,449)	716,015	—	—	716,015
Other financial instruments	20,093	(19,757)	336	—	—	336

	47,713,498	(36,746,206)	10,967,292	(9,086,014)	(274)	1,881,004

	December 31, 2019
	Gross assets	Gross liabilities offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
(In millions of Korean won)				Financial instruments	Cash collateral
Derivatives held for trading	2,184,029	—	2,184,029	(1,734,044)	(1,210)	582,102
Derivatives held for hedging	133,327	—	133,327
Receivable spot exchange	3,003,910	—	3,003,910	(3,002,566)	—	1,344
Bonds purchased under repurchase agreements	6,173,038	—	6,173,038	(6,173,038)	—	—
Domestic exchange settlement debits	31,256,658	(30,733,476)	523,182	—	—	523,182
Other financial instruments	14,827	(6,347)	8,480	—	—	8,480

	42,765,789	(30,739,823)	12,025,966	(10,909,648)	(1,210)	1,115,108

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.5.2 Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
	Gross liabilities	Gross assets offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
(In millions of Korean won)				Financial instruments	Cash collateral
Derivatives held for trading	4,148,295	—	4,148,295	(2,395,773)	—	1,819,789
Derivatives held for hedging	67,267	—	67,267
Payable spot exchange	3,103,095	—	3,103,095	(3,102,431)	—	664
Bonds sold under repurchase agreements *	1,363,543	—	1,363,543	(1,363,543)	—	—
Domestic exchange settlement credits	37,659,778	(36,726,449)	933,329	(933,329)	—	—
Other financial instruments	22,824	(19,757)	3,067	—	—	3,067

	46,364,802	(36,746,206)	9,618,596	(7,795,076)	—	1,823,520

	December 31, 2019
	Gross liabilities	Gross assets offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
(In millions of Korean won)				Financial instruments	Cash collateral
Derivatives held for trading	2,132,286	—	2,132,286	(1,566,026)	—	602,472
Derivatives held for hedging	36,212	—	36,212
Payable spot exchange	3,003,464	—	3,003,464	(3,002,566)	—	898
Bonds sold under repurchase agreements *	825,710	—	825,710	(825,710)	—	—
Domestic exchange settlement credits	32,806,739	(30,733,476)	2,073,263	(2,073,263)	—	—
Other financial instruments	6,535	(6,347)	188	—	—	188

	38,810,946	(30,739,823)	8,071,123	(7,467,565)	—	603,558

*	Includes bonds sold under repurchase agreements to customers.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

7. Due from Financial Institutions

7.1 Details of due from financial institutions as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%)	December 31, 2020	December 31, 2019
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	—	11,242,803	8,117,840
	Due from banking institutions	Hana Bank and others	0.00 ~ 1.90	259,339	187,638
	Due from others	NH Investment & Securities Co., Ltd. and others	0.00 ~ 1.63	14,050	9,608

				11,516,192	8,315,086

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Wells Fargo Bank N.A. and others	0.00 ~ 3.50	4,161,788	2,346,580
	Time deposits in foreign currencies	Bank of Shanghai, Beijing Branch and others	0.00 ~ 7.05	630,156	920,240
	Due from others	Societe Generale (Paris) and others	0.00 ~ 1.93	780,141	209,099

				5,572,085	3,475,919

				17,088,277	11,791,005

*	Before netting of allowance

7.2 Details of restricted due from financial institutions as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2020	December 31, 2019	Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	11,242,803	8,117,840	Bank of Korea Act
	Due from others	NH Investment & Securities Co., Ltd. and others	14,049	9,609	Derivatives margin account

			11,256,853	8,127,449

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	People’s Bank of China and others	1,097,674	490,013	Cambodian law, etc.
	Time deposits in foreign currencies	Bank of Communication Co., Ltd. New York Branch	38,080	23,156	New York State Banking Law
	Due from others	Societe Generale (Paris) and others	380,432	118,814	Derivatives margin account

			1,516,186	631,983

			12,773,039	8,759,432

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

7.3 Changes in allowances for credit losses of due from financial institutions for the years ended December 31, 2020 and 2019, are as follows:

	2020
	12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non-impaired	Impaired
Beginning	2,502	1,186	360
Transfer between stages	—	—	—
Reversal of credit losses	(598)	(1,127)	—
Business combination	138	—	—
Others (exchange differences, etc.)	21	(25)	(78)

Ending	2,063	34	282

	2019
	12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non-impaired	Impaired
Beginning	1,548	—	—
Transfer between stages	—	—	—
Provision for credit losses	924	1,210	360
Others (exchange differences, etc.)	30	(24)	—

Ending	2,502	1,186	360

8. Assets Pledged as Collateral

8.1 Details of assets pledged as collateral as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		December 31, 2020
Assets pledged	Pledgee	Carrying amount	Reasons of pledge
Securities measured at fair value through profit or loss	The Korea Exchange and others	210,171	Repurchase agreements
	Korea Securities Finance Corporation	52,842	Securities borrowing transactions
	Samsung Futures and others	11,225	Derivatives transactions

		274,238

Securities measured at fair value through other comprehensive income	CITI Bank	149,633	Repurchase agreements
	The Bank of Korea	2,837,453	Borrowings from the Bank of Korea
		1,610,691	Settlement risk of the Bank of Korea
	JP Morgan Chase Bank and others	156,300	Derivatives transactions
	Others	4,036	Others

		4,758,113

Securities measured at amortized cost	Meritz Securities and others	1,030,078	Repurchase agreements
	The Bank of Korea	4,295,149	Borrowings from the Bank of Korea
		3,677,922	Settlement risk of the Bank of Korea
	KB Securities Co., Ltd. and others	126,199	Derivatives transactions
	KB Insurance Co., Ltd. and others	151,796	Others

		9,281,144

Mortgage loans	Others	10,699,720	Covered bond
Building / Land	Hanwha Life Insurance Co., Ltd. and others	228,995	Others

		25,242,210

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)		December 31, 2019
Assets pledged	Pledgee	Carrying amount	Reasons of pledge
Securities at fair value through profit or loss	The Korea Exchange and others	280,210	Repurchase agreements
	Kyobo Securities and others	11,145	Derivatives transactions

		291,355

Securities at fair value through other comprehensive income	The Bank of Korea	1,212,021	Borrowings from the Bank of Korea
	The Bank of Korea	653,825	Settlement risk of the Bank of Korea
	DEUTSCHE BANK AG and others	95,640	Derivatives transactions

		1,961,486

Securities at amortized cost	Meritz Securities and others	581,268	Repurchase agreements
	The Bank of Korea	1,767,559	Borrowings from the Bank of Korea
	The Bank of Korea	3,077,151	Settlement risk of the Bank of Korea
	KB Securities Co., Ltd. and others	267,793	Derivatives transactions
	The Korea Exchange and others	155,595	Others

		5,849,366

Mortgage loans	Others	6,487,022	Covered bond
Building / Land	Samsung Life Insurance Co., Ltd. and others	207,333	Others

		14,796,562

*	In addition, the Group provided ~~W~~ 44,988 million of borrowed securities as collateral for the bonds sold under repurchase agreements as of December 31, 2019.

8.2 Fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Fair value of collateral held	Fair value of collateral sold or repledged
Securities	2,969,616	—

	December 31, 2019
(In millions of Korean won)	Fair value of collateral held	Fair value of collateral sold or repledged
Securities	6,503,655	—

9. Derivative Financial Instruments and Hedge Accounting

The Group engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures arising from the Group’s own assets and liabilities. In particular, the Group applies fair value hedge accounting to interest rate swaps that hedge the risk of changes in fair values due to the changes in interest rate of structured debentures in Korean won, debentures, structured deposits in foreign currencies and debt securities

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

at fair value through other comprehensive income. Also, the Group applies cash flow hedge accounting to interest rate swaps that hedge cash flow risk of debentures in foreign currencies and borrowings in foreign currencies. In addition, the Group applies net investment in foreign operations hedge accounting by designating debentures in foreign currencies and spot components of the currency forward as hedging instruments that hedge foreign exchange risks on net investments in foreign operations.

9.1 Details of derivative financial instruments held for trading as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Notional amount	Assets	Liabilities
Interest rate
Forwards	90,000	3,355	—
Futures [1]	1,407,684	—	—
Swaps [2]	179,047,629	496,723	574,710
Options	13,779,000	246,707	297,442

	194,324,313	746,785	872,152

Currency
Forwards	73,702,576	1,608,997	1,954,137
Futures [1]	27,381	—	—
Swaps	49,901,150	1,902,582	1,360,689
Options	2,377,775	33,421	28,012

	126,008,882	3,545,000	3,342,838

Stock and index
Futures [1]	5,583	—	—
Options	664	44	—

	6,247	44	—

Others	74,300	—	107

	320,413,742	4,291,829	4,215,097

(In millions of Korean won)	December 31, 2019
	Notional amount	Assets	Liabilities
Interest rate
Futures [1]	837,568	—	—
Swaps [2]	148,405,496	416,866	485,464
Options	15,502,000	266,863	363,369

	164,745,064	683,729	848,833

Currency
Forwards	79,191,968	885,424	670,066
Swaps	46,175,092	609,438	598,670
Options	2,789,562	5,438	14,346

	128,156,622	1,500,300	1,283,082

Stock and index
Futures [1]	2,185	—	—
Options	22,014	70	371

	24,199	70	371

Others	768,980	—	484

	293,694,865	2,184,099	2,132,770

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.
[2]	Notional amounts of ~~W~~ 146,576,830 million and ~~W~~ 116,555,938 million as of December 31, 2020 and 2019, respectively, were traded through the central clearing house.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

9.2 Average price condition of future nominal cash flows by type of hedge accounting as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
Nominal amount of the hedging instrument	3,255,568	956,315	479,405	620,788	1,462,964	2,442,691	9,217,731
Average price condition (%), (CD and Libor)	0.76	0.80	1.00	1.07	1.21	1.14	0.97
Cash flow hedge
Nominal amount of the hedging instrument	1,718,480	489,600	54,400	—	—	—	2,262,480
Average price condition (%), (CD and Libor)	0.72	1.17	0.96	—	—	—	0.82
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	165,050	—	—	—	—	—	165,050
Average price condition (KRW/USD)	1,124.25	—	—	—	—	—	1,124.25

	December 31, 2019
(In millions of Korean won)	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
Nominal amount of the hedging instrument	757,201	1,548,353	830,440	309,882	466,053	1,414,570	5,326,499
Average price condition (%), (CD and Libor)	2.29	2.70	2.29	3.16	2.50	3.92	2.91
Cash flow hedge
Nominal amount of the hedging instrument	1,539,874	289,450	521,010	—	—	—	2,350,334
Average price condition (%), (Libor)	2.68	2.65	2.83	—	—	—	2.71
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	190,342	—	—	—	—	—	190,342
Average price condition (KRW/USD)	1,175.97	—	—	—	—	—	1,175.97

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

9.3 Fair Value Hedge

9.3.1 Details of fair value hedged items as of and for the years ended December 31, 2020 and 2019, are as follows:

		December 31, 2020				2020
		Carrying amount		Accumulated amount of hedge adjustments		Changes in fair value
(In millions of Korean won)		Assets	Liabilities	Assets	Liabilities
Interest rate	Debt securities in Korean won	1,001,957	—	5,888	—	402
	Debt securities in foreign currencies	2,712,980	—	62,922	—	42,382
	Deposits in foreign currencies	—	121,768	—	2,088	(4,491)
	Debentures in Korean won	—	3,623,161	—	(6,839)	27,909
	Debentures in foreign currencies	—	1,985,333	—	81,333	(37,438)

		3,714,937	5,730,262	68,810	76,582	28,764

		December 31, 2019				2019
		Carrying amount		Accumulated amount of hedge adjustments		Changes in fair value
(In millions of Korean won)		Assets	Liabilities	Assets	Liabilities
Interest rate	Debt securities in Korean won	549,526	—	5,485	—	5,502
	Debt securities in foreign currencies	1,670,838	—	19,243	—	25,540
	Deposits in foreign currencies	—	780,491	—	(18,391)	(62,439)
	Debentures in Korean won	—	351,070	—	21,070	(1,818)
	Debentures in foreign currencies	—	2,067,556	—	41,406	(65,480)

		2,220,364	3,199,117	24,728	44,085	(98,695)

9.3.2 Details of derivative instruments designated as fair value hedge as of and for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020			2020
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	9,217,731	158,914	51,841	(23,023)

	December 31, 2019			2019
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	5,326,500	129,084	29,675	101,448

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

9.3.3 Details of hedge ineffectiveness recognized in profit or loss from derivatives for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Hedge ineffectiveness recognized in profit or loss
	2000	2019
Interest rate	5,742	2,754

9.3.4 Gains or losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Gains (losses) on hedging instruments	(8,214)	108,442
Gains (losses) on the hedged item attributable to the hedged risk	13,811	(105,788)

	5,597	2,654

9.4 Cash Flow Hedge

9.4.1 Details of cash flow hedged items as of and for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Cash flow hedge reserve		Changes in fair value
	December 31, 2020	December 31, 2019	2020	2019
Interest rate risk	(10,073)	(3,691)	10,701	18,365

9.4.2 Details of derivative instruments designated as cash flow hedge as of and for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020			2020
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	2,262,480	125	15,426	(10,492)

(In millions of Korean won)	December 31, 2019			2019
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	2,350,334	835	6,537	(18,276)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

9.4.3 Gains or losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Losses on hedging instruments	(10,492)	(18,276)
Effective portion of losses on cash flow hedging instruments (recognized in other comprehensive income)	(10,553)	(18,108)

Ineffective portion of losses on cash flow hedging instruments (recognized in profit or loss)	61	(168)

9.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Other comprehensive loss	(10,553)	(18,108)
Reclassification to profit or loss	1,750	(2,899)
Income tax effect	2,421	5,777

	(6,382)	(15,230)

9.4.5 As of December 31, 2020, the hedged items subject to cash flow hedge are exposed to the risk of changes in cash flows until August 11, 2023.

9.5 Hedge of Net investments in Foreign Operations

9.5.1 Details of net investments in foreign operations hedged items as of and for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Foreign currency translation reserve		Changes in fair value
	December 31, 2020	December 31, 2019	2020	2019
Currency (foreign currency exchange risk)	24,103	(37,226)	(84,600)	9,967

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

9.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of and for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020			2020
	Notional amount	Assets	Liabilities	Changes in fair value
Currency forward contract	165,050	5,800	—	10,237
Debentures in foreign currencies	842,112	—	842,112	74,363

	1,007,162	5,800	842,112	84,600

(In millions of Korean won)	December 31, 2019			2019
	Notional amount	Assets	Liabilities	Changes in fair value
Currency forward contract	190,342	3,407	—	(6,887)
Debentures in foreign currencies	97,255	—	97,255	(3,080)

	287,597	3,407	97,255	(9,967)

9.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Debentures in foreign currencies	852,570	97,737

9.5.4 Gains or losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Gains (losses) on hedging instruments	84,600	(9,967)
Effective portion of gains (losses) on hedge of net investments in foreign operations (amount recognized in other comprehensive income)	84,600	(9,967)
Ineffective portion of gains (losses) on hedge of net investments in foreign operations (amount recognized in profit or loss)	—	—

9.5.5 Effective portion of gains or losses on hedging instruments recognized in other comprehensive income for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Other comprehensive income (loss)	84,592	(9,962)
Reclassification to profit or loss	—	1,317
Income tax effect	(23,263)	2,378

Other comprehensive income (loss) after tax	61,329	(6,267)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

9.6 Interest Rate Benchmark Reform

The Group’s exposure to hedging relationships related to the interest rate benchmark reform as of December 31, 2020, is as follows. The USD LIBOR interest rate will be replaced by the Secured Overnight Financing Rate (“SOFR”) based on actual transactions starting in 2022 and the KRW CD rate is currently under consideration for improving the calculation methodology. In this hedging relationship, the Group assumed that the spread to be changed on a SOFR basis in 2022 would be similar to that included in the interest rate swap used as a hedging instrument, and no other changes were assumed.

(In millions of Korean won and millions of US dollars)		December 31, 2020
Interest rate benchmark	Currency	Carrying amount of non-derivative assets	Carrying amount of non-derivative liabilities	Notional amount of hedging instruments
CD#3M	KRW	1,807,701	3,623,161	5,430,000
USD#LIBOR#3M	USD	2,227	3,276	5,355
USD#LIBOR#6M	USD	213	10	206

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

10. Loans measured at amortized cost

10.1 Details of loans as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Loans	328,978,696	294,303,453
Deferred loan origination fees and costs	540,610	563,941
Less: Allowances for credit losses	(2,186,811)	(1,335,961)

Carrying amount	327,332,495	293,531,433

10.2 Details of loans to banks as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Loans *	5,577,728	4,041,247
Less: Allowances for credit losses	(683)	(434)

Carrying amount	5,577,045	4,040,813

*	Deferred loan origination fees and costs are included.

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2020 and 2019, are as follows:

	December 31, 2020 *
(In millions of Korean won)	Retail	Corporate	Credit card	Total
Loans in Korean won	162,521,943	133,263,466	—	295,785,409
Loans in foreign currencies	2,713,408	15,442,088	—	18,155,496
Domestic import usance bills	—	2,152,059	—	2,152,059
Off-shore funding loans	—	1,258,137	—	1,258,137
Call loans	—	1,582,251	—	1,582,251
Bills bought in Korean won	—	1,620	—	1,620
Bills bought in foreign currencies	—	1,739,262	—	1,739,262
Guarantee payments under acceptances and guarantees	—	8,011	—	8,011
Credit card receivables in foreign currencies	—	—	60,959	60,959
Bonds purchased under repurchase agreements	—	2,468,380	—	2,468,380
Privately placed bonds	—	729,994	—	729,994

	165,235,351	158,645,268	60,959	323,941,578
Proportion (%)	51.01	48.97	0.02	100.00

Less: Allowances for credit losses	(618,831)	(1,564,199)	(3,098)	(2,186,128)

	164,616,520	157,081,069	57,861	321,755,450

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	December 31, 2019 *
(In millions of Korean won)	Retail	Corporate	Total
Loans in Korean won	148,609,480	121,449,552	270,059,032
Loans in foreign currencies	276,084	7,154,477	7,430,561
Domestic import usance bills	—	2,617,862	2,617,862
Off-shore funding loans	—	1,452,288	1,452,288
Call loans	—	610,000	610,000
Bills bought in Korean won	—	2,843	2,843
Bills bought in foreign currencies	—	2,158,877	2,158,877
Guarantee payments under acceptances and guarantees	—	3,312	3,312
Bonds purchased under repurchase agreements	—	5,937,258	5,937,258
Privately placed bonds	—	554,114	554,114

	148,885,564	141,940,583	290,826,147
Proportion (%)	51.19	48.81	100.00

Less: Allowances for credit losses	(474,571)	(860,956)	(1,335,527)

	148,410,993	141,079,627	289,490,620

*	Deferred loan origination fees and costs are included.

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Beginning	Increase	Decrease	Business combination	Others	Ending
Deferred loan origination costs
Loans in Korean won	573,297	408,691	(391,924)	—	—	590,064
Others	914	417	(761)	—	(1)	569

	574,211	409,108	(392,685)	—	(1)	590,633

Deferred loan origination fees
Loans in Korean won	6,135	3,812	(2,949)	—	—	6,998
Loans in foreign currencies and others	4,135	18,259	(23,388)	48,117	(4,098)	43,025

	10,270	22,071	(26,337)	48,117	(4,098)	50,023

	563,941	387,037	(366,348)	(48,117)	4,097	540,610

	2019
(In millions of Korean won)	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	592,175	313,847	(332,725)	—	573,297
Others	486	826	(398)	—	914

	592,661	314,673	(333,123)	—	574,211

Deferred loan origination fees
Loans in Korean won	6,322	2,316	(2,503)	—	6,135
Loans in foreign currencies and others	4,342	2,499	(2,707)	1	4,135

	10,664	4,815	(5,210)	1	10,270

	581,997	309,858	(327,913)	(1)	563,941

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

11. Allowances for Credit Losses

11.1 Changes in allowances for credit losses of loans for the years ended December 31, 2020 and 2019, are as follows:

	2020
	Retail				Corporate				Credit card
(In millions of Korean Won)	12-month expected credit losses	Lifetime expected credit losses		Applying credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Applying credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Applying credit impaired approach
		Non-impaired	Impaired			Non-impaired	Impaired			Non-impaired	Impaired
Beginning	179,286	176,857	118,428	—	194,520	260,784	406,086	—	—	—	—	—
Transfer between stages
Transfer to 12-month expected credit losses	117,689	(116,781)	(908)	—	114,049	(106,046)	(8,003)	—	14	—	(14)	—
Transfer to lifetime expected credit losses (non-impaired)	(85,474)	168,863	(83,389)	—	(55,506)	145,541	(90,035)	—	—	—	—	—
Transfer to lifetime expected credit losses (impaired)	(1,513)	(123,252)	124,765	—	(3,254)	(48,710)	51,964	—	(6)	—	6	—
Write-offs	—	(5)	(326,840)	—	—	(1)	(320,375)	—	—	—	(1,746)	—
Sales	(1,540)	(19)	(1,106)	—	(9)	—	(21,005)	—	—	—	—	—
Provision (reversal) for credit losses [1,2,3]	17,730	64,548	296,963	—	(11,787)	114,375	175,556	—	(23)	—	394	—
Business combination	46,413	7,821	46,413	—	99,824	24,303	668,426	—	89	—	4,409	—
Others (exchange differences, etc.)	(2,046)	(367)	(3,705)	—	(4,702)	(1,724)	(19,389)	—	—	—	(25)	—

Ending	270,545	177,665	170,621	—	333,135	388,522	843,225	—	74	—	3,024	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	2019
	Retail				Corporate
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	170,571	157,214	117,742	—	197,866	295,928	615,081	—
Transfer between stages
Transfer to 12-month expected credit losses	157,691	(157,670)	(21)	—	60,005	(46,508)	(13,497)	—
Transfer to lifetime expected credit losses (non-impaired)	(140,407)	149,809	(9,402)	—	(53,662)	136,473	(82,811)	—
Transfer to lifetime expected credit losses (impaired)	(280)	(45,410)	45,690	—	(2,097)	(36,462)	38,559	—
Write-offs	(2)	24	(322,075)	—	—	2	(217,532)	—
Sales	(467)	(4)	(766)	—	—	—	(8,909)	—
Provision (reversal) for credit losses [1,2]	(7,875)	72,715	288,956	—	(9,172)	(91,087)	100,381	—
Others (exchange differences, etc.)	55	179	(1,696)	—	1,580	2,438	(25,186)	—

Ending	179,286	176,857	118,428	—	194,520	260,784	406,086	—

[1]

Provision (reversal) for credit losses in the consolidated statements of comprehensive income also includes provision (reversal) for credit losses of unused commitments and guarantees (Note 22.2), provision (reversal) for credit losses of financial guarantee contracts (Note 22.4), provision (reversal) for credit losses of other financial assets (Note 18.2), provision (reversal) for credit losses of due from financial institutions (Note 7.3) and provision (reversal) for credit losses of debt securities (Note 12.5).

[2]	Includes ~~W~~ 230,447 million and ~~W~~ 241,372 million of collections from written-off loans for the years ended December 31, 2020 and 2019, respectively.
[3]

Includes additional provision of ~~W~~ 43,777 million for industries and borrowers which are highly affected by COVID-19, ~~W~~ 19,494 million due to expanding the scope of the loans subject to lifetime expected credit losses (non-impaired) and ~~W~~ 18,625 million due to expanding the scope of the loans subject to individual assessment for the year ended December 31, 2020.

The Group manages the written-off loans that their legal extinctive prescriptions have not been completed; the balances of those loans are ~~W~~ 8,254,890 million and ~~W~~ 9,149,486 million as of December 31, 2020 and 2019, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

11.2 Changes in gross carrying amount of loans for the years ended December 31, 2020 and 2019, are as follows:

	2020
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired
Beginning	274,457,085	19,198,678	1,211,631	—
Transfer between stages
Transfer to 12-month expected credit losses	25,096,700	(24,979,358)	(117,342)	—
Transfer to lifetime expected credit losses (non-impaired)	(31,612,866)	32,727,302	(1,114,436)	—
Transfer to lifetime expected credit losses (impaired)	(399,136)	(2,155,447)	2,554,583	—
Write-offs	—	(6)	(648,961)	—
Sales	(4,323,388)	(17,860)	(198,254)	—
Business combination	6,105,441	546,313	1,696,366	—
Net increase (decrease) (execution, repayment and others)	33,377,864	(1,212,730)	(672,873)	—

Ending	302,701,700	24,106,892	2,710,714	—

	2019
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired
Beginning	255,870,341	21,239,153	1,389,110	—
Transfer between stages
Transfer to 12-month expected credit losses	53,328,737	(53,214,637)	(114,100)	—
Transfer to lifetime expected credit losses (non-impaired)	(56,105,075)	56,629,820	(524,745)	—
Transfer to lifetime expected credit losses (impaired)	(405,440)	(1,632,279)	2,037,719	—
Write-offs	(2)	26	(539,607)	—
Sales	(888,511)	(12,223)	(186,250)	—
Net increase(decrease) (execution, repayment and others)	22,657,035	(3,811,182)	(850,496)	—

Ending	274,457,085	19,198,678	1,211,631	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

12.1 Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Financial assets at fair value through profit or loss
Debt securities
Government and public bonds	3,131,473	1,974,113
Financial bonds	6,884,798	6,368,442
Corporate bonds	1,716,852	1,772,550
Asset-backed securities	210,686	100,101
Beneficiary certificates	2,999,772	2,283,046
Investment funds	303,157	209,260
Derivative-linked securities	85,021	160,576
Other debt securities	376,083	578,751
Equity securities
Stocks	205,794	151,526
Loans
Privately placed bonds	—	150,276
Other loans	38,756	37,857
Others
Financial instruments indexed to the price of gold	89,965	79,805

	16,042,357	13,866,303

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities
Government and public bonds	5,952,887	8,172,111
Financial bonds	19,622,246	18,110,228
Corporate bonds	12,832,053	9,218,759
Asset-backed securities	1,553,489	615,890
Equity securities
Stocks	2,466,553	1,954,173
Equity investments	36,061	39,501
Loans
Privately placed bonds	234,780	344,292

	42,698,069	38,454,954

Financial assets at amortized cost
Debt securities
Government and public bonds	2,182,128	538,968
Financial bonds	5,188,916	7,607,567
Corporate bonds	2,592,834	1,753,941
Asset-backed securities	5,596,461	4,065,105
Others	30,392	—
Allowances for credit losses	(2,318)	(1,242)

	15,588,413	13,964,339

	58,286,482	52,419,293

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

12.2 Dividend income from equity securities designated at fair value through other comprehensive income for the years ended December 31, 2020 and 2019, are as follows:

		2020
(In millions of Korean won)		From the financial assets derecognized	From the remaining financial assets
Stocks	Listed	7,000	11,843
	Unlisted	—	10,706
Equity investments		—	285

		7,000	22,834

		2019
(In millions of Korean won)		From the financial assets derecognized	From the remaining financial assets
Stocks	Listed	—	26,121
	Unlisted	—	17,025

		—	43,146

12.3 Derecognized equity securities measured at fair value through other comprehensive income for the years ended December 31, 2020 and 2019, are as follows:

		2020
(In millions of Korean won)		Disposal price *	Accumulated other comprehensive income as of disposal date
Stocks	Listed	516,883	326,394
	Unlisted	13	13
Equity investments		3	3

		516,899	326,410

		2019
(In millions of Korean won)		Disposal price *	Accumulated other comprehensive income as of disposal date
Stocks	Listed	18,342	(25,652)
	Unlisted	1,671	169

		20,013	(25,483)

*	The stocks were disposed of according to the stock price increase and joint sale resolution.

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Provision	Reversal	Total
Debt instruments measured at fair value through other comprehensive income	(3,137)	224	(2,913)
Loans measured at fair value through other comprehensive income	(152)	316	164
Securities measured at amortized cost	(1,713)	636	(1,077)

	(5,002)	1,176	(3,826)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	2019
	Provision	Reversal	Total
Debt instruments measured at fair value through other comprehensive income	(1,330)	365	(965)
Loans measured at fair value through other comprehensive income	(170)	947	777
Securities measured at amortized cost	(216)	271	55

	(1,716)	1,583	(133)

12.5 Changes in allowances for credit losses of financial investments for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	3,821	—	—
Transfer between stages
Transfer to 12-month expected credit losses	—	—	—
Transfer to lifetime expected credit losses	—	—	—
Sales	(589)	—	—
Provision for credit losses	3,787	39	—
Others (exchange differences, etc.)	(33)	—	—

Ending	6,986	39	—

	2019
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	3,758	193	—
Transfer between stages
Transfer to 12-month expected credit losses	189	(189)	—
Transfer to lifetime expected credit losses	(669)	669	—
Sales	(329)	—	—
Provision (reversal) for credit losses	834	(701)	—
Others (exchange differences, etc.)	38	28	—

Ending	3,821	—	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

13. Investments in Associates

13.1 Investments in associates as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	7,153	7,153	Credit information	Korea
Balhae Infrastructure Company [1]	12.61	106,107	106,625	106,625	Investment finance	Korea
KB GwS Private Securities Investment Trust	20.93	89,124	111,772	111,772	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(18,100)	—	Operation of highways and related facilities	Korea
KB SPROTT Renewable Private Equity Fund No.1	30.00	4,613	4,020	4,020	Investment finance	Korea
KB Digital Innovation & Growth New Technology Business Investment Fund	45.00	3,375	3,051	3,051	Discovery of and investment in promising FinTech-business venture	Korea
Future Planning KB Start-up Creation Fund [2]	50.00	6,700	12,324	12,324	Investment finance	Korea
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	20.00	7,792	7,876	7,876	Investment finance	Korea
KB High-tech Company Investment Fund [2]	50.00	4,800	19,962	19,962	Investment finance	Korea
Aju Good Technology Venture Fund	38.47	17,113	21,353	21,348	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	33.33	6,800	8,021	8,021	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	30.00	8,880	9,445	9,445	Investment finance	Korea
KB Intellectual Property Fund No.2 [2]	37.50	15,000	14,367	15,000	Investment finance	Korea
KB Digital Innovation Investment Fund Limited Partnership [2]	25.74	35,000	32,999	34,749	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	21.28	13,400	13,756	13,756	Investment finance	Korea
KB Global Platform Fund [2]	22.73	28,500	25,507	28,007	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund [2]	29.53	11,610	11,332	11,332	Investment finance	Korea
WJ Private Equity Fund No.1 [2]	26.95	10,000	9,711	9,711	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2 [2]	28.57	2,500	2,493	2,493	Investment finance	Korea
KB Smart Scale Up Fund [2]	25.00	4,000	3,993	3,993	Investment finance	Korea
All Together Korea Fund No.2 [3]	99.99	10,000	10,023	10,023	Asset management	Korea
Shinla Construction Co., Ltd. [4]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation [4]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [4]	22.89	—	(615)	113	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [4]	42.65	—	(433)	—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd. [4]	26.49	—	(62)	—	Manufacture of metal door, windows, shutter and relevant products	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Shinhwa Underwear Co., Ltd.[4]	26.05	—	(18)	222	Manufacture of underwear and sleepwear	Korea
DPAPS Co., Ltd.[4]	38.62	—	(19)	—	Wholesale of paper	Korea
Jaeyang Industry Co., Ltd.[4]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd.[4]	41.01	—	(252)	98	Screen printing	Korea
Jinseung Tech Co., Ltd.[4]	30.04	—	(194)	—	Manufacture of other general-purpose machinery	Korea
Dongjo Co., Ltd.[4]	29.29	—	709	18	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd.[4]	22.41	—	552	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd.[4]	25.34	—	1,342	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd.[4]	49.36	—	1,184	149	Earth works	Korea
Chongil Machine & Tools Co., Ltd.[4]	20.40	—	(126)	—	Wholesale machinery and equipment	Korea
Imt Technology Co., Ltd.[4]	25.29	—	16	—	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd.[4]	23.20	—	394	—	Manufacture of smelting, refining and alloys	Korea
Carlife Co., Ltd.[4]	24.39	—	(64)	11	Publishing of magazines and periodicals (publishing industry)	Korea
Computerlife Co., Ltd.[4]	25.41	—	(132)	48	Publishing of magazines and periodicals (publishing industry)	Korea
SKYDIGITAL INC.[4]	20.40	—	(248)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd.[4]	22.77	—	(21)	—	Manufacture of special glass	Korea
IL-KWANG ELECTRONIC MATERIALS CO., LTD.[4]	29.06	—	(398)	—	Manufacture of electronic parts	Korea
SO-MYUNG RECYCLING CO., LTD.[4]	20.23	—	189	5	Manufacture of nonferrous metal	Korea
IDTECK Co., Ltd.[4]	32.80	—	(280)	—	Other manufacturing of wireless telecommunications equipment	Korea
PIP System Co., Ltd.[4]	20.72	—	27	—	Print equipment	Korea
NEOMIO CORP.[4]	21.34	—	(69)	—	Wholesale of household packing	Korea
GWANG MYUNG PAPER Co., Ltd.[4]	20.54	—	84	—	Wholesale of luggage and other protective cases	Korea
D-Partner [4]	20.94	—	447	—	Backlight film	Korea

		398,973	418,595	441,325

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	December 31, 2019
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	5,991	5,991	Credit information	Korea
Balhae Infrastructure Company [1]	12.61	105,213	101,390	101,390	Investment finance	Korea
KB GwS Private Securities Investment Trust	20.93	89,124	108,026	108,026	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(14,746)	—	Operation of highways and related facilities	Korea
KB SPROTT Renewable Private Equity Fund No.1	30.00	1,327	1,031	1,031	Investment finance	Korea
KB Digital Innovation & Growth New Technology Business Investment Fund	45.00	2,250	2,030	2,030	Discovery of and investment in promising FinTech-business venture	Korea
KB12-1 Venture Investment Partnership [2]	80.00	14,000	53,535	53,535	Investment finance	Korea
Future Planning KB Start-up Creation Fund [2]	50.00	9,900	15,021	15,021	Investment finance	Korea
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	20.00	10,376	10,892	10,892	Investment finance	Korea
KB High-Tech Company Investment Fund [2]	50.00	13,350	31,904	31,904	Investment finance	Korea
Aju Good Technology Venture Fund	38.46	19,998	23,016	23,016	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	33.33	10,000	9,494	9,494	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	30.00	10,620	10,570	10,570	Investment finance	Korea
KB Intellectual Property Fund No.2 [2]	37.50	9,000	8,514	8,514	Investment finance	Korea
KB Digital Innovation Investment Fund Limited Partnership [2]	25.74	32,200	31,371	31,371	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	21.28	11,000	10,252	10,252	Investment finance	Korea
KB Global Platform Fund [2]	22.73	19,500	18,779	18,779	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund [2]	29.53	300	278	278	Investment finance	Korea
Shinla Construction Co., Ltd. [4]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation [4]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [4]	22.89	—	(613)	116	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [4]	42.65	—	(433)	—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd. [4]	26.49	—	(62)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [4]	26.05	—	16	256	Manufacture of underwear and sleepwear	Korea
DPAPS Co., Ltd. [4]	38.62	—	—	—	Wholesale of paper	Korea
Jaeyang Industry Co., Ltd. [4]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd. [4]	41.01	—	(252)	98	Screen printing	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Jinseung Tech Co., Ltd. [4]	30.04	—	(194)	—	Manufacture of other general-purpose machinery	Korea
Dongjo Co., Ltd. [4]	29.29	—	806	115	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [4]	22.41	—	552	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [4]	25.34	—	1,492	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [4]	49.36	—	1,613	578	Earth works	Korea
Chong Il Machine & Tools Co., Ltd. [4]	20.40	—	(126)	—	Wholesale machinery and equipment	Korea
Imt Technology Co., Ltd. [4]	25.29	—	22	3	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd. [4]	23.20	—	394	—	Manufacture of smelting, refining and alloys	Korea
Carlife Co., Ltd. [4]	24.39	—	(75)	—	Publishing of magazines and periodicals (publishing industry)	Korea
Computerlife Co., Ltd. [4]	45.71	—	(260)	69	Publishing of magazines and periodicals (publishing industry)	Korea
Skydigital INC. [4]	20.40	—	(248)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd. [4]	22.77	—	75	—	Manufacture of special glass	Korea
IL-KWANG ELECTRONIC MATERIALS CO., LTD. [4]	29.06	—	(398)	—	Manufacture of electronic parts	Korea
SO-MYUNG RECYCLING CO., LTD. [4]	20.23	—	184	—	Manufacture of nonferrous metal	Korea
IDTECK Co., Ltd. [4]	32.80	—	(103)	—	Other manufacturing of wireless telecommunications equipment	Korea
Seyoon Development Company [4]	26.95	—	2	—	Civil engineering facility construction industry	Korea
PIP System Co., Ltd. [4]	20.72	—	27	—	Print equipment	Korea
PT Bank Bukopin TBK [5]	22.00	116,422	115,321	121,382	Banking and foreign exchange transaction	Indonesia

		488,239	543,987	564,711

[1]

As of December 31, 2020 and 2019, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]	As of December 31, 2020 and 2019, the Group is a limited partner and cannot exercise control over the investees.
[3]	As of December 31, 2020, the Group participates in the Investment Management Committee but cannot exercise control.
[4]	The investment in associates was reclassified from financial assets at fair value through other comprehensive income due to termination of rehabilitation procedures.
[5]	The fair value of PT Bank Bukopin TBK’s common stock based on its quoted market price is ~~W~~ 47,709 million as of December 31, 2019.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Although the Group holds more than 20% of ownership in many investment trusts including Hanbando BTL Private Special Asset Fund No.1, those investment trusts are not recognized as associates of the Group because the Group’s influence on those trust is limited according to the trust agreement. In addition, the Group holds more than 20% of its ownership in Orient shipyard Co., Ltd. and nine other companies, but those companies are not recognized as associates of the Group, because the Group’s influence on those companies is limited due to the status of those companies such as bankruptcy and rehabilitation.

13.2 Condensed financial information, adjustments to the carrying amount and dividend from major investments in associates as of December 31, 2020 and 2019, and for the years ended December 31, 2020 and 2019, are as follows:

	December 31, 2020 [1]
(In millions of Korean won)	Total assets	Total liabilities	Paid-in capital	Equity	Share of net asset amount	Unrealized gains (losses) and others	Carrying amount
Korea Credit Bureau Co., Ltd.	117,077	37,599	10,000	79,478	7,153	—	7,153
Balhae Infrastructure Company	847,758	1,870	841,784	845,888	106,625	—	106,625
KB GwS Private Securities Investment Trust	534,764	741	425,814	534,023	111,772	—	111,772
Incheon Bridge Co., Ltd.	579,387	700,134	61,096	(120,747)	(18,100)	18,100	—
KB SPROTT Renewable Private Equity Fund No.1	13,896	497	15,376	13,399	4,020	—	4,020
KB Digital Innovation & Growth New Technology Business Investment Fund	6,782	1	7,500	6,781	3,051	—	3,051
Future Planning KB Start-up Creation Fund	27,224	2,576	13,400	24,648	12,324	—	12,324
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	42,585	3,205	38,960	39,380	7,876	—	7,876
KB High-tech Company Investment Fund	40,597	673	9,600	39,924	19,962	—	19,962
Aju Good Technology Venture Fund	57,776	2,265	44,500	55,511	21,353	(5)	21,348
KB-KDBC Pre-IPO New Technology Business Investment Fund	24,655	592	20,400	24,063	8,021	—	8,021
KB-TS Technology Venture Private Equity Fund	34,972	3,490	29,600	31,482	9,445	—	9,445
KB Intellectual Property Fund No.2	38,926	614	40,000	38,312	14,367	633	15,000
KB Digital Innovation Investment Fund Limited Partnership	130,952	2,728	136,000	128,224	32,999	1,750	34,749

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	64,968	313	62,980	64,655	13,756	—	13,756
KB Global Platform Fund	115,243	3,011	125,400	112,232	25,507	2,500	28,007
KB-UTC Inno-Tech Venture Fund	38,585	206	39,319	38,379	11,332	—	11,332
WJ Private Equity Fund No.1	36,197	170	37,100	36,027	9,711	—	9,711
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	8,724	—	8,750	8,724	2,493	—	2,493
KB Smart Scale Up Fund	16,000	29	16,000	15,971	3,993	—	3,993
All Together Korea Fund No.2	10,025	1	10,001	10,024	10,023	—	10,023

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	2020 [1]
(In millions of Korean won)	Operating revenue	Net profit (loss)	Other comprehensive income	Total comprehensive income (loss)	Dividends
Korea Credit Bureau Co., Ltd.	107,810	13,391	—	13,391	90
Balhae Infrastructure Company	63,781	89,757	—	89,757	6,973
KB GwS Private Securities Investment Trust	48,501	47,520	—	47,520	7,453
Incheon Bridge Co., Ltd.	70,345	(23,200)	—	(23,200)	—
KB SPROTT Renewable Private Equity Fund No.1	1	(991)	—	(991)	—
KB Digital Innovation & Growth New Technology Business Investment Fund	4	(250)	21	(229)	—
Future Planning KB Start-up Creation Fund	4,765	1,006	—	1,006	—
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	1,629	626	—	626	—
KB High-tech Company Investment Fund	8,183	3,216	—	3,216	5,000
Aju Good Technology Venture Fund	8,685	2,815	—	2,815	—
KB-KDBC Pre-IPO New Technology Business Investment Fund	5,151	4,421	—	4,421	—
KB-TS Technology Venture Private Equity Fund	5,342	4,051	—	4,051	—
KB Intellectual Property Fund No.2	970	(392)	—	(392)	—
KB Digital Innovation Investment Fund Limited Partnership	4,376	(4,553)	—	(4,553)	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	5,257	3,013	—	3,013	—
KB Global Platform Fund	57	(9,995)	—	(9,995)	—
KB-UTC Inno-Tech Venture Fund	—	(866)	—	(866)	—
WJ Private Equity Fund No.1	2	(1,073)	—	(1,073)	—
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	1	(26)	—	(26)	—
KB Smart Scale Up Fund	1	(28)	—	(28)	—
All Together Korea Fund No.2	187	150	—	150	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	December 31, 2019 [1]
(In millions of Korean won)	Total assets	Total liabilities	Paid-in capital	Equity	Share of net asset amount	Unrealized gains (losses) and others	Carrying amount
Korea Credit Bureau Co., Ltd.	96,855	30,289	10,000	66,566	5,991	—	5,991
Balhae Infrastructure Company	806,218	1,854	834,695	804,364	101,390	—	101,390
KB GwS Private Securities Investment Trust	522,865	741	425,814	522,124	108,026	—	108,026
Incheon Bridge Co., Ltd.	609,194	707,563	61,096	(98,369)	(14,746)	14,746	—
KB SPROTT Renewable Private Equity Fund No.1	3,686	249	9,640	3,437	1,031	—	1,031
KB Digital Innovation & Growth New Technology Business Investment Fund	4,510	—	5,000	4,510	2,030	—	2,030
KB12-1 Venture Investment Partnership	67,896	977	17,500	66,919	53,535	—	53,535
Future Planning KB Start-up Creation Fund	32,704	2,662	19,800	30,042	15,021	—	15,021
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	55,524	1,063	51,880	54,461	10,892	—	10,892
KB High-Tech Company Investment Fund	64,125	317	26,700	63,808	31,904	—	31,904
Aju Good Technology Venture Fund	60,675	828	52,000	59,847	23,016	—	23,016
KB-KDBC Pre-IPO New Technology Business Investment Fund	29,086	603	30,000	28,483	9,494	—	9,494
KB-TS Technology Venture Private Equity Fund	36,445	1,212	35,400	35,233	10,570	—	10,570
KB Intellectual Property Fund No.2	22,708	4	24,000	22,704	8,514	—	8,514
KB Digital Innovation Investment Fund Limited Partnership	122,153	255	125,120	121,898	31,371	—	31,371
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	48,369	185	51,700	48,184	10,252	—	10,252
KB Global Platform Fund	85,314	2,686	85,800	82,628	18,779	—	18,779
KB-UTC Inno-Tech Venture Fund	1,016	75	1,016	941	278	—	278
PT Bank Bukopin TBK [2]	8,148,013	7,623,829	106,536	524,184	115,321	6,061	121,382

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	2019 [1]
(In millions of Korean won)	Operating revenue	Net profit (loss)	Other comprehensive income	Total comprehensive income (loss)	Dividends
Korea Credit Bureau Co., Ltd.	91,200	1,480	—	1,480	135
Balhae Infrastructure Fund	62,113	(3,153)	—	(3,153)	6,855
KB GwS Private Securities Investment Trust	42,503	41,524	—	41,524	7,276
Incheon Bridge Co., Ltd.	107,178	9,127	—	9,127	—
KB SPROTT Renewable Private Equity Fund No.1	1	(986)	—	(986)	—
KB Digital Innovation & Growth New Technology Business Investment Fund	8	(388)	—	(388)	—
KB12-1 Venture Investment Partnership	15,082	8,778	—	8,778	—
Future Planning KB Start-up Creation Fund	5,831	2,704	—	2,704	—
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	4,077	(3,911)	—	(3,911)	—
KB High-tech Company Investment Fund	35,565	32,581	—	32,581	—
Aju Good Technology Venture Fund	9,288	7,734	—	7,734	—
KB-KDBC New Technology Business Investment Fund	371	(638)	—	(638)	—
KB-TS Technology Venture Private Equity Fund	1,643	632	—	632	—
KB Intellectual Property Fund No.2	70	(1,141)	—	(1,141)	—
KB Digital Innovation Investment Fund Limited Partnership	2,564	(2,900)	—	(2,900)	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	138	(3,355)	—	(3,355)	—
KB Global Platform Fund	250	(3,172)	—	(3,172)	—
KB-UTC Inno-Tech Venture Fund	—	(75)	—	(75)	—
PT Bank Bukopin TBK	721,169	(5,612)	45,780	40,168	—

[1]

The condensed financial information of the associates is adjusted to reflect adjustments made by the Group, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

[2]	The goodwill of PT Bank Bukopin TBK as of December 31, 2019, are ~~W~~ 4,437 million.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

13.3 Changes in carrying amount of investments in associates for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) on equity method accounting	Other comprehensive income	Ending
Korea Credit Bureau Co., Ltd.	5,991	—	—	(90)	1,252	—	7,153
Balhae Infrastructure Company	101,390	894	—	(6,973)	11,314	—	106,625
KB GwS Private Securities Investment Trust	108,026	—	—	(7,453)	11,199	—	111,772
Incheon Bridge Co., Ltd.	—	—	—	—	—	—	—
KB SPROTT Renewable Private Equity Fund No.1	1,031	3,286	—	—	(297)	—	4,020
KB Digital Innovation & Growth New Technology Business Investment Fund	2,030	1,125	—	—	(113)	9	3,051
KB12-1 Venture Investment Partnership	53,535	—	(16,024)	(38,578)	1,067	—	—
Future Planning KB Start-up Creation Fund	15,021	—	(3,200)	—	503	—	12,324
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	10,892	—	(2,584)	—	(432)	—	7,876
KB High-tech Company Investment Fund	31,904	—	(8,550)	(5,000)	1,608	—	19,962
Aju Good Technology Venture Fund	23,016	—	(2,885)	—	1,217	—	21,348
KB-KDBC Pre-IPO New Technology Business Investment Fund	9,494	—	(3,200)	—	1,727	—	8,021
KB-TS Technology Venture Private Equity Fund	10,570	1,200	(2,940)	—	615	—	9,445
KB Intellectual Property Fund No.2	8,514	6,000	—	—	486	—	15,000
KB Digital Innovation Investment Fund Limited Partnership	31,371	2,800	—	—	578	—	34,749
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	10,252	4,000	(1,600)	—	1,104	—	13,756
KB Global Platform Fund	18,779	9,000	—	—	228	—	28,007
KB-UTC Inno-Tech Venture Fund	278	11,310	—	—	(256)	—	11,332
WJ Private Equity Fund No.1	—	10,000	—	—	(289)	—	9,711
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	—	2,500	—	—	(7)	—	2,493
KB Smart Scale Up Fund	—	4,000	—	—	(7)	—	3,993
All Together Korea Fund No.2	—	100,000	(90,000)	—	150	(127)	10,023
Shinla Construction Co., Ltd.	—	—	—	—	—	—	—
Terra Corporation	—	—	—	—	—	—	—
MJT&I Corp.	116	—	—	—	(3)	—	113
Jungdong Steel Co., Ltd.	—	—	—	—	—	—	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Doosung Metal Co., Ltd.	—	—	—	—	—	—	—
Shinhwa Underwear Co., Ltd.	256	—	—	—	(34)	—	222
DPAPS Co., Ltd.	—	—	—	—	—	—	—
Jaeyang Industry Co., Ltd.	—	—	—	—	—	—	—
Kendae Co., Ltd.	98	—	—	—	—	—	98
Jinseung Tech Co., Ltd.	—	—	—	—	—	—	—
Dongjo Co., Ltd.	115	—	—	—	(97)	—	18
Korea NM Tech Co., Ltd.	—	—	—	—	—	—	—
Jungdo Co., Ltd.	—	—	—	—	—	—	—
Dae-A Leisure Co., Ltd.	578	—	—	—	(731)	302	149
Chongil Machine & Tools Co., Ltd.	—	—	—	—	—	—	—
Imt Technology Co., Ltd.	3	—	—	—	(3)	—	—
Iwon Alloy Co., Ltd.	—	—	—	—	—	—	—
Carlife Co., Ltd.	—	—	—	—	11	—	11
Computerlife Co., Ltd.	69	—	(29)	—	8	—	48
SKYDIGITAL INC.	—	—	—	—	—	—	—
Jo Yang Industrial Co., Ltd.	—	—	—	—	—	—	—
IL-KWANG ELECTRONIC MATERIALS CO., LTD.	—	—	—	—	—	—	—
SO-MYUNG RECYCLING CO., LTD.	—	—	—	—	(50)	55	5
IDTECK Co., Ltd.	—	—	—	—	—	—	—
Seyoon Development Company	—	—	—	—	—	—	—
PIP System Co., Ltd.	—	—	—	—	—	—	—
NEOMIO CORP.	—	—	—	—	—	—	—
GWANG MYUNG PAPER Co., Ltd.	—	—	—	—	—	—	—
D-Partner	—	—	—	—	—	—	—
PT Bank Bukopin TBK *	121,382	43,909	(54,069)	—	(107,258)	(3,964)	—

	564,711	200,024	(185,081)	(58,094)	(76,510)	(3,725)	441,325

*	The investment was reclassified to subsidiaries from associates for the year ended December 31, 2020 due to additional share purchase.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	2019
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) on equity method accounting	Other comprehensive income	Impairment loss	Ending
Korea Credit Bureau Co., Ltd.	5,941	—	—	(135)	185	—	—	5,991
Balhae Infrastructure Company	108,050	593	—	(6,855)	(398)	—	—	101,390
KB GwS Private Securities Investment Trust	106,613	—	—	(7,276)	8,689	—	—	108,026
KB SPROTT Renewable Private Equity Fund No.1	—	1,327	—	—	(296)	—	—	1,031
KB Digital Innovation & Growth New Technology Business Investment Fund	1,079	1,125	—	—	(174)	—	—	2,030
KB12-1 Venture Investment Partnership	49,912	—	(3,400)	—	7,023	—	—	53,535
Future Planning KB Start-up Creation Fund	18,069	—	(4,400)	—	1,352	—	—	15,021
KoFC KBIC Frontier Champ 2010-5 (PEF)	140	—	(140)	—	—	—	—	—
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	11,681	—	—	—	(789)	—	—	10,892
KB High-Tech Company Investment Fund	22,563	—	(6,950)	—	16,291	—	—	31,904
Aju Good Technology Venture Fund	18,134	1,960	—	—	2,922	—	—	23,016
KB-KDBC New Technology Business Investment Fund	7,297	2,500	—	—	(303)	—	—	9,494
KB-TS Technology Venture Private Equity Fund	7,381	4,200	(1,200)	—	189	—	—	10,570
KB Intellectual Property Fund No.2	2,942	6,000	—	—	(428)	—	—	8,514
KB Digital Innovation Investment Fund Limited Partnership	7,617	24,500	—	—	(746)	—	—	31,371
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	3,966	7,000	—	—	(714)	—	—	10,252
KB Global Platform Fund	—	19,500	—	—	(721)	—	—	18,779
KB-UTC Inno-Tech Venture Fund	—	300	—	—	(22)	—	—	278
KB Star Office Private Real Estate Investment Trust No.1	20,252	—	(20,252)	—	—	—	—	—
MJT&I Corp.	122	—	—	—	(6)	—	—	116
Shinhwa Underwear Co., Ltd.	182	—	—	—	74	—	—	256
Kendae Co., Ltd.	98	—	—	—	—	—	—	98
Dongjo Co., Ltd.	115	—	—	—	—	—	—	115
Dae-A Leisure Co., Ltd.	578	—	—	—	—	—	—	578
Imt Technology Co., Ltd.	—	—	—	—	3	—	—	3
Computerlife Co., Ltd	—	—	—	—	69	—	—	69
IL-KWANG ELECTRONIC MATERIALS CO., LTD.	—	—	—	—	—	—	—	—
SO-MYUNG RECYCLING CO., LTD.	—	—	—	—	—	—	—	—
IDTECK Co., Ltd.	—	—	—	—	—	—	—	—
Seyoon Development Company	—	—	—	—	—	—	—	—
PIP System Co., Ltd.	—	—	—	—	—	—	—	—
PT Bank Bukopin TBK	113,932	—	—	—	(1,235)	10,408	(1,723)	121,382

	506,664	69,005	(36,342)	(14,266)	30,965	10,408	(1,723)	564,711

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

13.4 Unrecognized share of losses in investments in associates due to discontinuation of applying the equity method for the years ended December 31, 2020 and 2019 and accumulated amount as of December 31, 2020 and 2019, are as follows:

	Unrecognized losses (gains)		Accumulated unrecognized losses
(In millions of Korean won)	2020	2019	December 31, 2020	December 31, 2019
Incheon Bridge Co., Ltd.	3,354	(1,944)	18,100	14,746
Shinla Construction Co., Ltd.	—	—	183	183
Terra Corporation	—	—	14	14
Jungdong Steel Co., Ltd.	—	—	487	487
Doosung Metal Co., Ltd.	—	46	65	65
DPAPS Co., Ltd.	19	14	358	339
Jinseung Tech Co., Ltd.	—	18	21	21
Korea NM Tech Co., Ltd.	—	—	28	28
Jungdo Co., Ltd.	150	—	310	160
Jaeyang Industry Co., Ltd.	—	—	30	30
Chongil Machine & Tools Co., Ltd.	—	19	19	19
Imt Technology Co., Ltd.	3	—	3	—
SKYDIGITAL INC.	—	106	106	106
Jo Yang Industrial Co., Ltd.	96	—	96	—
IDTECK Co., Ltd.	216	—	216	—

	3,838	(1,741)	20,036	16,198

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

14. Property and Equipment, and Investment Property

14.1 Property and Equipment

14.1.1 Details of property and equipment as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	2,082,890	—	(1,018)	2,081,872
Buildings	1,784,421	(529,020)	(5,859)	1,249,542
Leasehold improvements	830,140	(760,926)	—	69,214
Equipment and vehicles	1,363,077	(1,172,235)	—	190,842
Construction in-progress	34,275	—	—	34,275
Right-of-use assets	824,242	(408,093)	—	416,149

	6,919,045	(2,870,274)	(6,877)	4,041,894

	December 31, 2019
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	1,985,370	—	(1,018)	1,984,352
Buildings	1,478,343	(476,154)	(5,859)	996,330
Leasehold improvements	788,586	(697,387)	—	91,199
Equipment and vehicles	1,262,759	(1,001,033)	—	261,726
Construction in-progress	85,953	—	—	85,953
Right-of-use assets	597,267	(232,453)	—	364,814

	6,198,278	(2,407,027)	(6,877)	3,784,374

14.1.2 Changes in property and equipment for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Beginning	Acquisition	Transfer [2]	Disposal	Depreciation	Business combination	Others	Ending
Land	1,984,352	6,361	(77,272)	—	—	171,526	(3,095)	2,081,872
Buildings	996,330	41,662	199,578	(227)	(38,224)	51,325	(902)	1,249,542
Leasehold improvements	91,199	1,170	35,140	(383)	(60,362)	2,780	(330)	69,214
Equipment and vehicles	261,726	71,083	3,147	(1,833)	(156,181)	13,600	(700)	190,842
Construction in-progress	85,953	220,202	(291,247)	—	—	19,999	(632)	34,275
Right-of-use Assets [1]	364,814	389,952	—	(190,817)	(215,206)	45,438	21,968	416,149

	3,784,374	730,430	(130,654)	(193,260)	(469,973)	304,668	16,309	4,041,894

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	2019
(In millions of Korean won)	Beginning	Acquisition	Transfer [2]	Disposal	Depreciation	Others	Ending
Land	1,978,793	185	5,483	(124)	—	15	1,984,352
Buildings	808,057	67	224,748	(3,095)	(33,481)	34	996,330
Leasehold improvements	89,709	2,707	62,263	—	(63,576)	96	91,199
Equipment and vehicles	153,859	229,793	—	(234)	(121,820)	128	261,726
Construction in-progress	81,268	292,852	(288,119)	—	—	(48)	85,953
Right-of-use Assets [1]	376,606	328,623	—	(138,642)	(218,565)	16,792	364,814

	3,488,292	854,227	4,375	(142,095)	(437,442)	17,017	3,784,374

[1]	Effect of change in the lease term is reflected in acquisition and disposal based on gross amount.
[2]	Includes transfers with investment properties and assets held for sale.

14.1.3 Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of property and equipment	(6,877)	(12)	—	12	(6,877)

	2019
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of property and equipment	(6,877)	—	—	—	(6,877)

14.2 Investment Properties

14.2.1 Details of investment properties as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	218,157	—	218,157
Buildings	107,982	(8,038)	99,944

	326,139	(8,038)	318,101

	December 31, 2019
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	328,587	—	328,587
Buildings	164,774	(17,393)	147,381

	493,361	(17,393)	475,968

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

14.2.2 Valuation techniques and inputs that are used to measure the fair value of investment properties as of December 31, 2020, are as follows:

(In millions of Korean won)	December 31, 2020
	Fair value	Valuation techniques	Inputs
Land and buildings	114,800	Cost approach method	- Price per square meter - Replacement cost
	230,800	Income approach	- Discount rate - Capitalization rate - Vacancy rate

Fair value of the investment properties amounts to ~~W~~ 345,600 million and ~~W~~ 513,307 million as of December 31, 2020 and 2019, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per fair value hierarchy in Note 6.1.2, fair value hierarchy of all investment properties has been classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2020 and 2019, amounts to ~~W~~ 24,640 million and ~~W~~ 15,663 million, respectively.

14.2.3 Changes in investment properties for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Beginning	Acquisition	Transfer	Disposal	Depreciation	Ending
Land	328,587	125	22,390	(132,945)	—	218,157
Buildings	147,381	—	29,034	(72,794)	(3,677)	99,944

	475,968	125	51,424	(205,739)	(3,677)	318,101

	2019
(In millions of Korean won)	Beginning	Acquisition	Transfer	Disposal	Depreciation	Ending
Land	166,737	167,333	(5,483)	—	—	328,587
Buildings	91,187	63,251	(4,195)	—	(2,862)	147,381

	257,924	230,584	(9,678)	—	(2,862)	475,968

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

15. Intangible Assets

15.1 Details of intangible assets as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Others	Carrying amount
Goodwill	552,652	—	(1,202)	(49,590)	501,860
Other intangible assets	1,392,929	(921,920)	(10,215)	—	460,794

	1,945,581	(921,920)	(11,417)	(49,590)	962,654

	December 31, 2019
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	66,490	—	(1,202)	65,288
Other intangible assets	1,040,642	(835,033)	(2,166)	203,443

	1,107,132	(835,033)	(3,368)	268,731

15.2 Details of goodwill as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
	Acquisition cost	Carrying amount *	Acquisition cost	Carrying amount
PT Bank Bukopin TBK	89,220	80,002	—	—
PRASAC Microfinance Institution Plc.	396,942	356,570	—	—
Housing & Commercial Bank	65,288	65,288	65,288	65,288
KB Cambodia Bank	1,202	—	1,202	—

	552,652	501,860	66,490	65,288

*	The amount includes the effects of exchange differences.

15.3 The goodwill as of December 31, 2020, arose from the acquisitions of PRASAC Microfinance Institution Plc., PT Bank Bukopin TBK and merger of Housing & Commercial Bank. And the goodwill as of December 31, 2019, arose from the merger of Housing & Commercial Bank.

15.4 Changes in accumulated impairment losses of goodwill for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Beginning	Impairment	Others	Ending
Accumulated impairment losses of goodwill	(1,202)	—	—	(1,202)

	2019
(In millions of Korean won)	Beginning	Impairment	Others	Ending
Accumulated impairment losses of goodwill	(1,202)	—	—	(1,202)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

15.5 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2020 are as follows:

	December 31, 2020
(In millions of Korean won)	Retail banking	Corporate banking	PRASAC Microfinance Institution Plc.	Total
Carrying amounts *	49,315	15,973	384,591	449,879
Recoverable amount exceeding carrying amount	1,595,304	955,540	111,425	2,662,269
Discount rate (%)	17.46	17.63	24.50
Permanent growth rate (%)	1.00	1.00	3.00

*	The carrying amount of goodwill at the time of the impairment test

For impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the business combination, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized goodwill amounting to ~~W~~ 65,288 million from the merger of Housing & Commercial Bank, the amounts of ~~W~~ 49,315 million and ~~W~~ 15,973 million were allocated to the retail banking and corporate banking, respectively. And the goodwill of ~~W~~ 384,591 million arising from the acquisition of PRASAC Microfinance Institution Plc. was allocated to microfinance unit. The Group acquired a 67% stake in PT Bank Bukopin TBK with the acquisition date of September 2, 2020, and the goodwill recognized due to the business combination is ~~W~~ 80,002 million as of December 31, 2020. Cash-generating units to which goodwill has been allocated, is tested for impairment annually and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of the cash-generating unit, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows of retail banking and corporate banking after projection period are estimated on the assumption that the future cash flows will increase by 1.0% per year. The key assumptions used for the estimation of the future cash flows are estimated based on the market size and the Group’s market share.

The future cash flows PRASAC Microfinance Institution Plc. after five years are estimated on the assumption that the future cash flows will increase by 3.0% per year. The key assumptions used for the estimation of the future cash flows are the GDP growth rate of Cambodia, the market size and the recent growth rate of PRASAC Microfinance Institution Plc. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the cash-generating unit.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

15.6 Details of intangible assets other than goodwill as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying Amount
Industrial property rights	2,048	(1,814)	—	234
Software	1,117,984	(804,558)	—	313,426
Other intangible assets	237,770	(85,038)	(10,215)	142,517
Right-of-use assets	35,127	(30,510)	—	4,617

	1,392,929	(921,920)	(10,215)	460,794

	December 31, 2019
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying Amount
Industrial property rights	2,020	(1,727)	—	293
Software	853,867	(719,890)	—	133,977
Other intangible assets	149,628	(87,928)	(2,166)	59,534
Right-of-use assets	35,127	(25,488)	—	9,639

	1,040,642	(835,033)	(2,166)	203,443

15.7 Changes in intangible assets other than goodwill for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Beginning	Acquisition	Transfer	Disposal	Amortization	Business combination	Others	Ending
Industrial property rights	293	50	—	—	(109)	—	—	234
Software	133,977	247,665	185	(3,135)	(70,733)	5,422	45	313,426
Other intangible assets	59,534	18,892	—	(1,125)	(20,207)	95,484	(10,061)	142,517
Right-of-use assets	9,639	—	—	—	(5,022)	—	—	4,617

	203,443	266,607	185	(4,260)	(96,071)	100,906	(10,016)	460,794

	2019
(In millions of Korean won)	Beginning	Acquisition	Disposal	Amortization	Others	Ending
Industrial property rights	250	149	—	(106)	—	293
Software	95,769	88,896	—	(50,949)	261	133,977
Other intangible assets	47,740	30,283	(7,126)	(11,469)	106	59,534
Right-of-use assets	15,161	996	—	(6,518)	—	9,639

	158,920	120,324	(7,126)	(69,042)	367	203,443

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

15.8 Changes in accumulated impairment losses of other intangible assets for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of other intangible assets	(2,166)	(8,145)	55	41	(10,215)

	2019
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of other intangible assets	(5,106)	(50)	112	2,878	(2,166)

16. Deferred Income Tax Assets and Liabilities

16.1 Details of deferred income tax assets and liabilities as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	78,327	—	78,327
Impairment losses of property and equipment	2,241	—	2,241
Share-based payments	11,650	—	11,650
Provisions for acceptances and guarantees	17,047	—	17,047
Gains or losses on valuation of derivatives	—	(92,328)	(92,328)
Present value discount	—	(14)	(14)
Gains or losses on fair value hedge	21,060	—	21,060
Accrued interest	—	(35,020)	(35,020)
Deferred loan origination fees and costs	6,674	(140,265)	(133,591)
Gains or losses on revaluation	—	(277,471)	(277,471)
Investments in subsidiaries and others	32,979	(102,655)	(69,676)
Gains or losses on valuation of security investment	—	(265,941)	(265,941)
Defined benefit liabilities	445,114	—	445,114
Accrued expenses	210,481	—	210,481
Retirement insurance expense	—	(402,227)	(402,227)
Adjustments to the prepaid contributions	—	(28,261)	(28,261)
Others	344,298	(114,200)	230,098

	1,169,871	(1,458,382)	(288,511)
Offsetting of deferred income tax assets and liabilities	(1,111,532)	1,111,532	—

	58,339	(346,850)	(288,511)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	December 31, 2019
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	60,244	—	60,244
Impairment losses of property and equipment	2,656	—	2,656
Share-based payments	12,114	—	12,114
Provisions for acceptances and guarantees	20,959	—	20,959
Gains or losses on valuation of derivatives	—	(59,827)	(59,827)
Present value discount	—	(118)	(118)
Gains or losses on fair value hedge	12,123	—	12,123
Accrued interest	—	(48,979)	(48,979)
Deferred loan origination fees and costs	—	(136,178)	(136,178)
Gains or losses on revaluation	—	(286,269)	(286,269)
Investments in subsidiaries and others	31,509	(88,492)	(56,983)
Gains or losses on valuation of security investment	—	(100,400)	(100,400)
Defined benefit liabilities	422,800	—	422,800
Accrued expenses	173,023	—	173,023
Retirement insurance expense	—	(375,300)	(375,300)
Adjustments to the prepaid contributions	—	(22,897)	(22,897)
Others	250,358	(113,715)	136,643

	985,786	(1,232,175)	(246,389)
Offsetting of deferred income tax assets and liabilities	(983,523)	983,523	—

	2,263	(248,652)	(246,389)

16.2 Unrecognized Deferred Income Tax Assets

16.2.1 No deferred income tax assets have been recognized for the deductible temporary difference of ~~W~~ 188,609 million and ~~W~~ 7,716 million associated with investments in subsidiaries and others as of December 31, 2020 and 2019, because it is not probable that the temporary differences will be reversed in the foreseeable future.

16.2.2 No deferred income tax assets have been recognized for deductible temporary differences of ~~W~~ 23,826 million and ~~W~~ 19,388 million associated with others as of December 31, 2020 and 2019 due to the uncertainty that these will be realized in the future.

16.3 Unrecognized Deferred Income Tax Liabilities

16.3.1 No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~ 221,773 million and ~~W~~ 33,487 million associated with investments in subsidiaries and others as of December 31, 2020 and 2019, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

16.3.2 No deferred income tax liabilities have been recognized as of December 31, 2020 and 2019 for the taxable temporary difference of ~~W~~ 65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank in 2001.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

16.4 Changes in cumulative temporary differences for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Beginning	Business combination	Decrease	Increase	Ending
Deductible temporary differences
Gains or losses on fair value hedge	44,085	—	44,085	76,583	76,583
Other provisions	219,069	3,995	221,208	282,969	284,825
Impairment losses of property and equipment	9,659	—	9,659	8,148	8,148
Deferred loan origination fees and costs	—	35,863	13,169	1,576	24,270
Share-based payments	44,049	—	44,049	42,361	42,361
Provisions for acceptances and guarantees	76,214	—	76,214	61,984	61,984
Investment in subsidiaries and others	122,292	—	24,965	211,207	308,534
Defined benefit liabilities	1,537,455	15,620	120,513	186,035	1,618,597
Accrued expenses	629,175	—	629,175	765,387	765,387
Others	929,781	105,927	440,676	606,109	1,201,141

	3,611,779	161,405	1,623,713	2,242,359	4,391,830

Unrecognized deferred income tax assets
Investment in subsidiaries and others	7,716				188,609
Others	19,388				23,826

	3,584,675				4,179,395

Tax rate (%)	27.50				27.50

	985,786				1,149,334
Tax loss carryforwards and tax credit	—	18,804	—	1,733	20,537

Total deferred income tax assets	985,786				1,169,871

Taxable temporary differences
Accrued interest	(178,107)	—	(171,025)	(120,263)	(127,345)
Deferred loan origination fees and costs	(495,193)	—	(495,193)	(510,055)	(510,055)
Gains or losses on valuation of derivatives	(217,552)	—	(217,552)	(335,740)	(335,740)
Present value discount	(429)	—	(429)	(49)	(49)
Goodwill from merger	(65,288)	—	—	—	(65,288)
Gains or losses on revaluation	(1,040,976)	—	(31,992)	—	(1,008,984)
Investment in subsidiaries and others	(355,275)	—	(39,160)	(278,950)	(595,065)
Gains or losses on valuation of security investment	(365,092)	—	(365,092)	(967,057)	(967,057)
Retirement insurance expense	(1,364,727)	—	(120,512)	(218,428)	(1,462,643)
Adjustments to the prepaid contributions	(83,262)	—	(83,262)	(102,768)	(102,768)
Others	(413,510)	(1,613)	(344,050)	(344,205)	(415,278)

	(4,579,411)	(1,613)	(1,868,267)	(2,877,515)	(5,590,272)

Unrecognized deferred income tax liabilities
Goodwill from merger	(65,288)				(65,288)
Investments in subsidiaries and others	(33,487)				(221,773)

	(4,480,636)				(5,303,211)

Tax rate (%)	27.50				27.50

Total deferred income tax liabilities	(1,232,175)				(1,458,382)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	2019
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Gains or losses on fair value hedge	—	—	44,085	44,085
Other provisions	226,103	226,103	219,069	219,069
Impairment losses of property and equipment	15,027	15,027	9,659	9,659
Share-based payments	43,156	43,156	44,049	44,049
Provisions for acceptances and guarantees	73,809	73,809	76,214	76,214
Investment in subsidiaries and others	115,883	21,567	27,976	122,292
Defined benefit liabilities	1,409,700	112,517	240,272	1,537,455
Accrued expenses	735,712	735,712	629,175	629,175
Others	682,521	133,335	380,595	929,781

	3,301,911	1,361,226	1,671,094	3,611,779

Unrecognized deferred income tax assets
Accrued expenses	363			—
Investment in subsidiaries and others	8,938			7,716
Others	15,030			19,388

	3,277,580			3,584,675

Tax rate (%)	27.50			27.50

Total deferred income tax assets	901,335			985,786

Taxable temporary differences
Gains or losses on fair value hedge	(94,085)	(94,085)	—	—
Accrued interest	(151,588)	(102,728)	(129,247)	(178,107)
Deferred loan origination fees and costs	(507,988)	(507,988)	(495,193)	(495,193)
Gains or losses on valuation of derivatives	(47,956)	(47,956)	(217,552)	(217,552)
Present value discount	(124)	(124)	(429)	(429)
Goodwill from merger	(65,288)	—	—	(65,288)
Gains or losses on revaluation	(1,042,687)	(1,711)	—	(1,040,976)
Investment in subsidiaries and others	(287,344)	(1,572)	(69,503)	(355,275)
Gains or losses on valuation of security investment	(194,124)	(194,124)	(365,092)	(365,092)
Retirement insurance expense	(1,247,911)	(112,517)	(229,333)	(1,364,727)
Adjustments to the prepaid contributions	(69,212)	(69,212)	(83,262)	(83,262)
Others	(105,098)	(38,594)	(347,006)	(413,510)

	(3,813,405)	(1,170,611)	(1,936,617)	(4,579,411)

Unrecognized deferred income tax liabilities
Goodwill from merger	(65,288)			(65,288)
Investments in subsidiaries and others	(42,404)			(33,487)

	(3,705,713)			(4,480,636)

Tax rate (%)	27.50			27.50

Total deferred income tax liabilities	(1,019,071)			(1,232,175)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

17. Assets Held for Sale

17.1 Details of assets held for sale as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Acquisition cost *	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land held for sale	80,740	(16,169)	64,571	68,321
Buildings held for sale	152,426	(24,887)	127,539	134,247
Other assets held for sale	10,676	(5,059)	5,617	5,801

	243,842	(46,115)	197,727	208,369

(In millions of Korean won)	December 31, 2019
	Acquisition cost *	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land held for sale	7,210	(1,530)	5,680	6,467
Buildings held for sale	2,513	(1,252)	1,261	1,261

	9,723	(2,782)	6,941	7,728

*	Acquisition cost of buildings held for sale is net of accumulated depreciation before classified as assets held for sale.

17.2 Valuation techniques and inputs that are used to measure the fair value of assets held for sale as of December 31, 2020, are as follows:

	December 31, 2020
(In millions of Korean won)	Fair value	Valuation techniques [1]	Unobservable inputs [2]	Estimated range of unobservable inputs (%)	Effect of unobservable inputs to fair value
Land and buildings	208,369	Market comparison approach model and others	Adjustment index	0.68 ~ 1.95	Fair value increases as the adjustment index rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated by using the time factor correction or individual factors.

Among assets held for sale, real estate was measured by independent appraisers with recent experience in evaluating similar properties in the area of the property to be assessed with professional qualifications. All of assets held for sale are classified as level 3 in accordance with fair value hierarchy in Note 6.1.2.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

17.3 Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Beginning	Provision	Reversal	Business combination	Others	Ending
Accumulated impairment losses of assets held for sale	(2,782)	(11,593)	—	(45,433)	13,693	(46,115)

	2019
(In millions of Korean won)	Beginning	Provision	Reversal	Others	Ending
Accumulated impairment losses of assets held for sale	(8,150)	(333)	—	5,701	(2,782)

17.4 As of December 31, 2020, assets held for sale consist of 4 real estates of closed offices and 1,087 foreclosure assets on loans of PT Bank Bukopin TBK, which were determined to sell by the management, but not yet sold as of December 31, 2020. Negotiation with buyers is in process for the one closed offices and the remaining 1,090 assets are also being actively marketed.

18. Other Assets

18.1 Details of other assets as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Other financial assets
Other receivables	3,497,333	3,059,196
Accrued income	852,353	867,534
Guarantee deposits	930,748	995,678
Domestic exchange settlement debits	716,015	523,182
Others	10,330	32,329
Allowances for credit losses	(18,476)	(11,461)
Present value discount	(1,617)	(1,754)

	5,986,686	5,464,704

Other non-financial assets
Other receivables	192	86
Prepaid expenses	199,227	120,873
Guarantee deposits	3,165	3,047
Prepayments	25,770	70,742
Others	80,781	49,459
Allowances for credit losses	(9,865)	(16,528)

	299,270	227,679

	6,285,956	5,692,383

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

18.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Other financial assets	Other non-financial assets	Total
Beginning	11,461	16,528	27,989
Provision	2,422	1,733	4,155
Write-offs	(3,123)	(8,458)	(11,581)
Business combination	5,241	59	5,300
Others	2,475	3	2,478

Ending	18,476	9,865	28,341

(In millions of Korean won)	2019
	Other financial assets	Other non-financial assets	Total
Beginning	21,775	16,992	38,767
Reversal	(7,758)	(312)	(8,070)
Write-offs	(3,367)	(152)	(3,519)
Others	811	—	811

Ending	11,461	16,528	27,989

19. Deposits

Details of deposits as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Demand deposits
Demand deposits in Korean won	155,897,006	124,457,990
Demand deposits in foreign currencies	12,011,549	7,937,663

	167,908,555	132,395,653

Time deposits
Time deposits in Korean won	148,096,454	156,738,952
Time deposits in foreign currencies	11,876,470	7,561,299
Fair value adjustments on fair value hedged time deposits in foreign currencies	2,088	(18,391)

	159,975,012	164,281,860

Certificates of deposits	2,468,924	4,239,969

	330,352,491	300,917,482

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

20. Borrowings

20.1 Details of borrowings as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Borrowings	24,662,850	18,043,380
Bonds sold under repurchase agreements and others	1,318,049	830,095
Call money	889,932	267,787

	26,870,831	19,141,262

20.2 Details of borrowings as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	December 31, 2020	December 31, 2019
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	0.25	6,463,267	2,649,851
	Borrowings from the government	SEMAS and others	0.00 ~ 2.70	2,675,568	1,658,810
	Borrowings from non-banking financial institutions	The Korea Development Bank	0.20 ~ 1.45	446,502	408,042
	Other borrowings	Geumjeong Project Finance Investment Co., Ltd. and others	0.00 ~ 4.90	4,854,745	4,344,937

				14,440,082	9,061,640

Borrowings in foreign currencies	Due to banks	Commonwealth Bank of Australia and others	—	292	4,682
	Borrowings from banks	Central Bank of Uzbekistan and others	0.00~8.84	9,197,047	7,450,947
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	0.70 ~ 1.47	23,827	7,081
	Other borrowings	Bank of New York Mellon and others	—	1,001,602	1,519,030

				10,222,768	8,981,740

				24,662,850	18,043,380

20.3 Details of bonds sold under repurchase agreements and others as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2020	December 31, 2019
Bonds sold under repurchase agreements	Individuals, groups, corporations	0.00~1.13	1,313,483	825,710
Bills sold	Counter sale	0.10~0.35	4,566	4,385

			1,318,049	830,095

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

20.4 Details of call money as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2020	December 31, 2019
Call money in Korean won	Mitsui Sumitomo Bank Seoul	0.48	220,000	—
Call money in foreign currencies	Bank Mandiri and others	0.00 ~ 0.34	669,932	267,787

			889,932	267,787

21. Debentures

21.1 Details of debentures as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Annual interest rate (%)	December 31, 2020	December 31, 2019
Debentures in Korean won
Structured debentures	5.65 ~ 5.86	31,960	33,310
Subordinated fixed rate debentures	2.02 ~ 4.35	4,464,407	3,416,590
Fixed rate debentures	0.00 ~ 2.44	14,823,854	10,787,614
Floating rate debentures	0.58 ~ 0.77	1,890,000	300,000

		21,210,221	14,537,514
Fair value adjustments of fair value hedged debentures in Korean won		(6,839)	21,070
Less: Discount on debentures in Korean won		(8,070)	(3,588)

		21,195,312	14,554,996

Debentures in foreign currencies
Floating rate debentures	0.58 ~ 1.51	1,353,472	1,301,367
Fixed rate debentures	0.05 ~ 10.47	4,359,842	2,857,545

		5,713,314	4,158,912
Fair value adjustments of fair value hedged debentures in foreign currencies		81,333	41,406
Less: Discount on debentures in foreign currencies		(20,375)	(15,322)

		5,774,272	4,184,996

		26,969,584	18,739,992

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

21.2 Changes in debentures based on face value for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Beginning	Issue	Repayment	Business combination	Others	Ending
Debentures in Korean won
Structured debentures	33,310	—	(1,350)	—	—	31,960
Subordinated fixed rate debentures	3,416,590	1,750,000	(702,183)	—	—	4,464,407
Fixed rate debentures	10,787,614	13,528,640	(9,492,400)	—	—	14,823,854
Floating rate debentures	300,000	1,890,000	(300,000)	—	—	1,890,000

	14,537,514	17,168,640	(10,495,933)	—	—	21,210,221

Debentures in foreign currencies
Floating rate debentures	1,301,367	493,753	(371,742)	—	(69,906)	1,353,472
Fixed rate debentures	2,857,545	2,313,792	(786,305)	231,804	(256,994)	4,359,842

	4,158,912	2,807,545	(1,158,047)	231,804	(326,900)	5,713,314

	18,696,426	19,976,185	(11,653,980)	231,804	(326,900)	26,923,535

	2019
(In millions of Korean won)	Beginning	Issue	Repayment	Others	Ending
Debentures in Korean won
Structured debentures	34,320	—	(1,010)	—	33,310
Subordinated fixed rate debentures	3,422,729	—	(6,139)	—	3,416,590
Fixed rate debentures	15,024,545	8,597,400	(12,834,331)	—	10,787,614
Floating rate debentures	640,000	300,000	(640,000)	—	300,000

	19,121,594	8,897,400	(13,481,480)	—	14,537,514

Debentures in foreign currencies
Floating rate debentures	1,344,628	60,780	(33,199)	(70,842)	1,301,367
Fixed rate debentures	2,725,699	595,490	(590,950)	127,306	2,857,545

	4,070,327	656,270	(624,149)	56,464	4,158,912

	23,191,921	9,553,670	(14,105,629)	56,464	18,696,426

22. Provisions

22.1 Details of provisions as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Provisions for credit losses of loan commitments	159,828	95,755
Provisions for credit losses of acceptances and guarantees	62,356	76,256
Provisions for restoration costs	131,674	106,269
Others	34,156	32,860

	388,014	311,140

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

22.2 Changes in provisions for credit losses of unused loan commitments, acceptances and guarantees for the years ended December 31, 2020 and 2019, are as follows:

	2020
	Provisions for credit losses of unused loan commitments			Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning	61,085	34,670	—	23,881	35,588	16,787
Transfer between stages
Transfer to 12-month expected credit losses	7,728	(7,723)	(5)	194	(191)	(3)
Transfer to lifetime expected credit losses	(7,186)	9,414	(2,228)	(486)	486	—
Impairment	(32)	(2,937)	2,969	(5)	(461)	466
Provision (reversal) for credit losses *	20,304	45,393	(736)	9,583	(20,390)	(2,734)
Business combination	330	2	—	618	—	—
Others (exchange differences, etc.)	(520)	(700)	—	(595)	(194)	(188)

Ending	81,709	78,119	—	33,190	14,838	14,328

	2019
	Provisions for credit losses of unused loan commitments			Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning	74,987	28,895	—	26,291	29,625	17,981
Transfer between stages
Transfer to 12-month expected credit losses	15,262	(15,235)	(27)	365	(365)	—
Transfer to lifetime expected credit losses	(13,691)	13,749	(58)	(976)	1,705	(729)
Impairment	(118)	(800)	918	(24)	(280)	304
Provision (reversal) for credit losses	(15,676)	7,824	(833)	(1,971)	4,643	(892)
Business combination
Others (exchange differences, etc.)	321	237	—	196	260	123

Ending	61,085	34,670	—	23,881	35,588	16,787

*

Includes additional provision of ~~W~~ 14,974 million for industries and borrowers which are highly affected by COVID-19, and ~~W~~ 20,673 million due to expanding the scope of the loans subject to lifetime expected credit losses (non-impaired) for the year ended December 31, 2020.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

22.3 Changes in provisions for restoration costs for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Beginning	106,269	95,396
Provision	8,434	3,584
Reversal	(1,153)	(6,054)
Used	(7,102)	(3,658)
Unwinding of discount	2,111	1,981
Effect of changes in discount rate	23,115	15,020

Ending	131,674	106,269

Provisions for restoration costs are present value of estimated costs to be incurred for restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate were used to estimate the present value of estimated costs.

22.4 Changes in other provisions for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee liabilities	Others	Total
Beginning	53	3,578	10,662	5,411	13,156	32,860
Provision (reversal)	55	2,579	(3,002)	931	2,005	2,568
Used and others	(73)	(3,149)	(55)	5	(364)	(3,636)
Business combination	—	—	2,364	—	—	2,364

Ending	35	3,008	9,969	6,347	14,797	34,156

	2019
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee liabilities	Others	Total
Beginning	61	4,375	6,478	2,391	21,894	35,199
Provision	61	2,296	8,160	3,020	710	14,247
Used and others	(69)	(3,093)	(3,976)	—	(9,448)	(16,586)

Ending	53	3,578	10,662	5,411	13,156	32,860

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

23. Net Defined Benefit Liabilities

23.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liability recognized in the consolidated statement of financial position is calculated in accordance with actuarial valuation methods. Data such as discount rates, future salary increase rates, and mortality rates based on market data and historical data are used. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

23.2 Changes in net defined benefit liabilities for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities
Beginning	1,669,963	(1,490,853)	179,110
Current service cost	155,819	—	155,819
Interest expense (income)	32,956	(29,382)	3,574
Remeasurements:
Actuarial gains and losses by experience adjustments	1,289	—	1,289
Actuarial gains and losses by changes in demographic assumptions	—	—	—
Actuarial gains and losses by changes in financial assumptions	—	—	—
Return on plan assets (excluding amounts included in interest income)	—	4,230	4,230
Contributions by the Group	—	(187,900)	(187,900)
Payments from plans (benefit payments)	(120,513)	120,513	—
Payments from the Group	(6,209)	—	(6,209)
Transfer in	4,318	(3,696)	622
Transfer out	(3,720)	3,720	—
Effects of changes in foreign exchange rate	(274)	—	(274)
Business combination	15,141	—	15,141

Ending	1,748,770	(1,583,368)	165,402

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	2019
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities
Beginning	1,549,092	(1,382,487)	166,605
Current service cost	151,846	—	151,846
Past service cost	2,276	—	2,276
Interest expense (income)	35,227	(31,403)	3,824
Remeasurements:
Actuarial gains or losses by experience adjustments	10,219	—	10,219
Actuarial gains or losses by changes in demographic assumptions	(5,128)	—	(5,128)
Actuarial gains or losses by changes in financial assumptions	42,426	—	42,426
Return on plan assets (excluding amounts included in interest income)	—	8,165	8,165
Contributions by the Group	—	(196,100)	(196,100)
Payments from plans (benefit payments)	(112,516)	112,516	—
Payments from the Group	(5,323)	—	(5,323)
Transfer in	4,406	(4,102)	304
Transfer out	(2,558)	2,558	—
Effects of changes in foreign exchange rate	(4)	—	(4)

Ending	1,669,963	(1,490,853)	179,110

23.3 Details of net defined benefit liabilities as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Present value of defined benefit obligation	1,748,770	1,669,963
Fair value of plan assets	(1,583,368)	(1,490,853)

Net defined benefit liabilities	165,402	179,110

23.4 Details of remeasurements of net defined benefit liabilities recognized as other comprehensive income (loss) for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Remeasurements:
Actuarial loss arising from experience adjustment	(1,289)	(10,219)
Actuarial gains arising from changes in demographic assumptions	—	5,128
Actuarial losses arising from changes in financial assumptions	—	(42,426)
Return on plan assets (excluding amounts included in interest income)	(4,230)	(8,165)
Income tax effects	1,518	15,313
Effect of exchange difference	(165)	—

Remeasurements after income tax	(4,166)	(40,369)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

23.5 Details of fair value of plan assets as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,433,077	1,433,077
Others	—	150,291	150,291

	—	1,583,368	1,583,368

	December 31, 2019
(In millions of Korean won)	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,490,590	1,490,590
Others	—	263	263

	—	1,490,853	1,490,853

23.6 Details of key actuarial assumptions used as of December 31, 2020 and 2019, are as follows:

	Ratio (%)
	December 31, 2020	December 31, 2019
Discount rate	2.00	2.00
Salary increase rate	3.75	3.75
Turnover	1.00	1.00

Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2019.

23.7 Sensitivity analysis results of significant actuarial assumptions as of December 31, 2020, are as follows:

Effect on defined benefit obligation
	Changes in principal assumptions	Increase in principal assumptions	Decrease in principal assumptions
Discount rate	0.5%p	4.09% decrease	4.39% increase
Salary increase rate	0.5%p	4.01% increase	3.78% decrease
Turnover	0.5%p	0.46% decrease	0.48% increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligations recognized in the consolidated statement of financial position.

23.8 Expected maturity analysis of undiscounted pension benefits as of December 31, 2020, are as follows:

(In millions of Korean won)	Up to 1 year	1~2 years	2~5 years	5~10 years	Over 10 years	Total
Pension benefits	59,907	129,286	494,831	1,009,277	2,643,188	4,336,489

The weighted average duration of the defined benefit obligations is 8.65 and 8.88 years as of December 31,

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

2020 and December 31, 2019, respectively.

23.9 Expected contribution to plan assets for the next annual reporting period after December 31, 2020, is estimated to be approximately ~~W~~ 154,000 million.

24. Other Liabilities

Details of other liabilities as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Other financial liabilities
Other payables	3,866,318	3,422,209
Prepaid card and debit cards payables	1,079	2,038
Accrued expenses	2,390,334	2,748,242
Financial guarantee liabilities	45,817	41,008
Deposits for letter of guarantees and others	456,536	286,946
Domestic exchange settlement credits	933,330	2,073,263
Foreign exchanges settlement credits	134,678	114,316
Borrowings from other business accounts	—	256
Due to trust accounts	7,542,955	5,216,460
Liabilities incurred from agency relationship	765,844	771,609
Account for agency businesses	400,507	407,475
Lease liabilities	380,629	344,417
Others	58,299	18,265

	16,976,326	15,446,504

Other non-financial liabilities
Other payables	858,865	557,775
Unearned revenue	55,830	47,932
Accrued expenses	414,683	389,976
Withholding taxes	120,816	118,057
Others	55,226	65,368

	1,505,420	1,179,108

	18,481,746	16,625,612

25. Equity

25.1 Capital Stock

Details of capital stock of the Group as of December 31, 2020 and 2019, are as follows:

	Ordinary shares
(In millions of Korean won and in number of shares)	December 31, 2020	December 31, 2019
Number of authorized shares	1,000,000,000	1,000,000,000
Par value per share (In Korean won)	5,000	5,000
Number of issued shares	404,379,116	404,379,116
Capital stock	2,021,896	2,021,896

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

25.2 Hybrid Security

Details of hybrid security classified as equity as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Issuance date	Maturity	Interest rate (%)	December 31, 2020	December 31, 2019
Amortized Conditional Capital Securities	July 2, 2019	Permanent	4.35	574,523	574,523

Above hybrid securities are early redeemable by the Group after 5 years from the issuance date and each interest payment date thereafter.

25.3 Capital Surplus

Details of capital surplus as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Paid-in capital in excess of par value	4,604,417	4,604,417
Gain on business combination	397,669	397,669
Revaluation reserve	177,229	177,229
Other capital surplus	(370,833)	40,389

	4,808,482	5,219,704

25.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Remeasurements of net defined benefit liabilities	(220,178)	(216,067)
Exchange differences on translating foreign operations	(118,526)	15,943
Gains on debt securities measured at fair value through other comprehensive income	88,478	56,750
Gains on equity securities measured at fair value through other comprehensive income	733,332	303,338
Share of other comprehensive income (loss) of associates	(2,691)	4,287
Losses on cash flow hedging instruments	(10,073)	(3,691)
Gains (losses) on hedging instruments of net investments in foreign operations	24,103	(37,226)

	494,445	123,334

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

25.5 Retained Earnings

25.5.1 Details of retained earnings as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Legal reserves	2,042,675	2,041,898
Regulatory reserve for credit losses	2,441,875	2,291,019
Voluntary reserves	15,809,196	14,257,527
Unappropriated retained earnings	1,949,806	2,474,332

	22,243,552	21,064,776

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce deficit. The Bank is reserving other reserves (legal reserves) in accordance with local regulation in oversea.

25.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 29.1 through 29.2 of Regulation on Supervision of Banking Business.

25.5.2.1 Details of regulatory reserve for credit losses as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	2,534,401	2,441,875
Non-controlling interests	34,138	—

	2,568,539	2,441,875

25.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision (reversal) of regulatory reserve for credit losses for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Regulatory reserve for credit losses estimated to be appropriated	92,526	150,856
Adjusted profit after provision of regulatory reserve for credit losses *	2,205,669	2,288,223

*

Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not based on Korean IFRS; this is calculated reflecting provision (reversal) of the reserve for credit losses before tax to the net profit attributable to shareholders of the Parent Company.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

26. Net Interest Income

Details of interest income, expense, and net interest income for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Interest income
Securities measured at fair value through profit or loss	189,396	202,244
Loans measured at fair value through profit or loss	1,596	9,686
Securities measured at fair value through other comprehensive income	500,582	602,042
Loans measured at fair value through other comprehensive income	6,161	13,670
Due from financial institutions measured at amortized cost	36,880	64,653
Securities measured at amortized cost	284,277	302,329
Loans measured at amortized cost	9,246,075	9,451,056
Others	191,198	134,268

	10,456,165	10,779,948

Interest expense
Deposits	2,885,914	3,452,860
Borrowings	307,561	344,285
Debentures	445,350	517,311
Others	62,574	101,705

	3,701,399	4,416,161

Net interest income	6,754,766	6,363,787

Interest income recognized on impaired loans is ~~W~~ 22,173 million and ~~W~~ 23,672 million for the years ended December 31, 2020 and 2019, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

27. Net Fee and Commission Income

Details of fee and commission income, expense and net fee and commission income for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Fee and commission income
Banking activity fees	196,196	221,600
Lending activity fees	85,547	76,481
Credit card related fees	1,083	920
Debit card related fees	497	594
Agent activity fees	320,912	321,452
Trust and other fiduciary fees	233,595	308,084
Acceptances and guarantees fees	46,904	39,170
Foreign currency related fees	111,294	100,499
Security activity commissions	153,481	128,891
Other business account commission on consignment	40,461	36,813
Others	259,717	248,858

	1,449,687	1,483,362

Fee and commission expense
Trading activity related fees *	12,939	12,898
Lending activity fees	41,105	31,613
Credit card related fees	28,108	29,303
Outsourcing related fees	108,521	95,988
Foreign currency related fees	21,198	24,140
Management fees of written-off loans	15,597	15,181
Contributions to external institutions	24,016	24,558
Others	130,281	116,385

	381,765	350,066

Net fee and commission income	1,067,922	1,133,296

*	Fees from financial instruments at fair value through profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

28. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income and gains or losses arising from changes in fair values, sales and redemptions.

Details of net gains or losses on financial instruments at fair value through profit or loss for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	351,761	265,422
Equity securities	63,524	27,946

	415,285	293,368

Derivatives held for trading
Interest rate	1,594,891	1,692,513
Currency	7,625,271	4,995,524
Stock or stock index	1,556	254
Others	1,464	1,224

	9,223,182	6,689,515

Financial liabilities at fair value through profit or loss	291	394
Other financial instruments	689	5,810

	9,639,447	6,989,087

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	100,190	47,850
Equity securities	23,524	3,637

	123,714	51,487

Derivatives held for trading
Interest rate	1,678,151	1,774,890
Currency	7,589,724	4,732,495
Stock or stock index	2,858	937
Others	285	484

	9,271,018	6,508,806

Financial liabilities at fair value through profit or loss	416	466
Other financial instruments	116	5,704

	9,395,264	6,566,463

Net gains on financial instruments at fair value through profit or loss	244,183	422,624

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

29. Net Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Other operating income
Gains related to financial assets at fair value through other comprehensive income
Gains on redemption of the securities measured at fair value through other comprehensive income	279	524
Gains on sale of the securities measured at fair value through other comprehensive income	188,535	99,195
Gains related to financial assets at amortized cost
Gains on sale of loans measured at amortized cost	93,643	19,346
Gains on foreign exchange transactions	2,458,399	1,554,311
Dividend income	29,834	43,146
Others	203,829	198,049

	2,974,519	1,914,571

Other operating expenses
Losses related to financial assets at fair value through other comprehensive income
Losses on redemption of the securities measured at fair value through other comprehensive income	247	—
Losses on sale of the securities measured at fair value through other comprehensive income	7,309	4,195
Losses related to financial assets at amortized cost
Losses on sale of loans measured at amortized cost	10,278	15,015
Losses on foreign exchanges transactions	2,094,443	1,515,382
Deposit insurance fee	449,076	411,680
Credit guarantee fund fee	242,216	213,911
Others	401,156	355,027

	3,204,725	2,515,210

Net other operating expenses	(230,206)	(600,639)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

30. General and Administrative Expenses

30.1 Details of general and administrative expenses for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Employee Benefits
Salaries and short-term employee benefits - salaries	1,605,098	1,489,102
Salaries and short-term employee benefits - welfare expense	658,347	638,184
Post-employment benefits - defined benefit plans	159,393	157,946
Post-employment benefits - defined contribution plans	9,807	7,220
Termination benefits	302,118	213,749
Share-based payments	13,364	15,173

	2,748,127	2,521,374

Depreciation and amortization	569,721	509,346

Other general and administrative expenses
Rental expense	66,070	62,277
Tax and dues	134,033	126,975
Communication	30,893	26,035
Electricity and utilities	25,825	22,435
Publication	7,848	8,977
Repairs and maintenance	17,392	12,037
Vehicle	9,791	6,878
Travel	2,776	5,163
Training	18,059	19,078
Service fees	134,421	123,425
Supplies	25,214	19,460
IT cost	161,562	154,503
Others	249,614	269,456

	883,498	856,699

	4,201,346	3,887,419

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

30.2 Share-based Payments

30.2.1 Stock grants

The Group changed the scheme of share-based payments from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

30.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2020, are as follows:

(In number of shares)
Stock grants	Grant date	Number of granted shares [1]	Vesting conditions [2]
Series 75	2019-01-01	154,996	Services fulfillment, TSR 0~50%, Company and work performance 50~100%
Series 76	2019-04-01	5,380	Services fulfillment, TSR 30~50%, Company and work performance 50~70%
Series 77	2019-05-27	4,468	Services fulfillment, TSR 30~50%, Company and work performance 50~70%
Series 78	2019-11-21	36,443	Services fulfillment, TSR 30%, EPS and Asset Quality 70%
Series 79	2020-01-01	241,609	Services fulfillment, TSR 0~50%, Company and work performance 50~100%
Series 80	2020-03-01	7,711	Services fulfillment, TSR 30~50%, Company and work performance 50~70%
Deferred grant in 2015	—	2,759
Deferred grant in 2016	—	19,109
Deferred grant in 2017	—	47,863
Deferred grant in 2018	—	65,514
Deferred grant in 2019	—	98,194

		684,046

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2020 (Deferred grants are residual shares vested as of December 31, 2020).

[2]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

30.2.1.2 Details of stock grants linked to short-term performance as of December 31, 2020, are as follows:

(In number of shares)
Stock grants *	Grant date	Estimated number of vested shares	Vesting conditions
Stock granted in 2015	2015-01-01	9,887	Vested
Stock granted in 2016	2016-01-01	19,662	Vested
Stock granted in 2017	2017-01-01	30,003	Vested
Stock granted in 2018	2018-01-01	73,989	Vested
Stock granted in 2019	2019-01-01	125,530	Vested
Stock granted in 2020	2020-01-01	121,676	Proportion to service period

*

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

30.2.1.3 Stock grants are measured at fair value using the MonteCarlo Simulation Model and assumptions used in determining the fair value as of December 31, 2020, are as follows:

(In Korean won)	Expected exercise period (years)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Series 75	0.00~3.00	0.74%	38,789~45,096	38,789~45,096
Series 76	0.25~4.00	0.74%	37,324~41,899	37,324~41,899
Series 77	0.40~4.00	0.74%	37,324~41,899	37,324~41,899
Series 78	0.89~4.00	0.74%	36,370~40,828	37,324~41,899
Series 79	1.00~4.00	0.74%	37,324~45,096	37,324~45,096
Series 80	1.16~5.00	0.74%	35,895~40,299	35,895~40,299
Grant deferred in 2015	0.00~1.00	0.74%	—	41,899~45,096
Grant deferred in 2016	0.00~3.00	0.74%	—	38,789~45,096
Grant deferred in 2017	0.00~3.00	0.74%	—	38,789~45,096
Grant deferred in 2018	0.00~3.00	0.74%	—	38,789~45,096
Grant deferred in 2019	0.00~2.00	0.74%	—	40,299~45,096
Stock granted in 2015	0.00~3.00	0.74%	—	38,789~47,153
Stock granted in 2016	0.00~4.00	0.74%	—	37,324~61,294
Stock granted in 2017	0.00~3.00	0.74%	—	38,789~47,631
Stock granted in 2018	0.00~3.00	0.74%	—	38,789~47,631
Stock granted in 2019	0.00~2.00	0.74%	—	40,299~45,096
Stock granted in 2020	1.00~3.00	0.74%	—	38,789~41,899

The Group used the volatility of the stock price over the previous year as the expected volatility, and used the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year as the dividend rate, and used one-year risk-free rate of Korea Treasury Bond in order to calculate fair value.

30.2.1.4 The accrued expenses for share-based payments related to stock grants are ~~W~~ 39,499 million and ~~W~~ 41,344 million as of December 31, 2020 and 2019, respectively, and the compensation costs from stock grants amounting to ~~W~~ 13,364 million and ~~W~~ 15,173 million were recognized for the years ended December 31, 2020 and 2019, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

30.2.2 Mileage stock

30.2.2.1 Details of mileage stock as of December 31, 2020, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (years)[2]	Remaining shares
Stock granted in 2018	Jan. 10, 2018	19,197	0.00~0.02	13,522
	Feb. 12, 2018	9	0.00~0.12	3
	Apr. 02, 2018	115	0.00~0.25	82
	Apr. 30, 2018	86	0.00~0.33	49
	May 08, 2018	170	0.00~0.35	140
	Jun. 01, 2018	140	0.00~0.41	106
	Jul. 02, 2018	180	0.00~0.50	123
	Aug. 07, 2018	194	0.00~0.60	149
	Aug. 09, 2018	47	0.00~0.60	31
	Aug. 14, 2018	30	0.00~0.62	26
	Aug. 16, 2018	130	0.00~0.62	93
	Sep. 07, 2018	106	0.00~0.68	77
	Oct. 04, 2018	129	0.00~0.76	78
	Nov. 01, 2018	258	0.00~0.83	200
	Nov. 06, 2018	236	0.00~0.85	168
	Dec. 03, 2018	132	0.00~0.92	127
	Dec. 04, 2018	21	0.00~0.92	21
	Dec. 07, 2018	91	0.00~0.93	78
	Dec. 12, 2018	64	0.00~0.95	32
	Dec. 18, 2018	271	0.00~0.96	237
	Dec. 19, 2018	42	0.00~0.96	34
	Dec. 31, 2018	127	0.00~1.00	106
Stock granted in 2019	Jan. 11, 2019	26,580	0.00~1.03	21,231
	Feb. 01, 2019	12	0.00~1.08	8
	Apr. 01, 2019	167	0.00~1.25	96
	Apr. 18, 2019	105	0.00~1.29	81
	Apr. 22, 2019	33	0.00~1.30	33
	Jul. 01, 2019	109	0.00~1.50	87
	Aug. 29, 2019	39	0.00~1.66	39
	Sep. 02, 2019	50	0.00~1.67	50
	Nov. 01, 2019	119	0.00~1.83	95
	Nov. 08, 2019	14	0.00~1.85	14
	Dec. 05, 2019	56	0.00~1.93	54
	Dec. 06, 2019	84	0.00~1.93	84
	Dec. 31, 2019	87	0.00~2.00	87
Stock granted in 2020	Jan. 18, 2020	28,645	0.00~2.05	27,672
	May 12, 2020	46	0.00~2.36	46
	Jun. 30, 2020	206	0.00~2.50	206
	Aug. 26, 2020	40	0.00~2.65	40
	Oct. 29, 2020	160	0.00~2.83	160
	Nov. 6, 2020	45	0.00~2.85	45

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Nov. 30, 2020	35	0.00~2.92	35
Dec. 2, 2020	57	0.00~2.92	57
Dec. 4, 2020	154	0.00~2.93	154
Dec. 30, 2020	88	0.00~3.00	88

	78,706		65,944

[1]

Mileage stock is exercisable for two years after one year from the grant date. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock is exercisable at the closing price of the last month prior to transfer or retirement.

[2]	The shares are assessed based on the stock price as of December 31, 2020. These shares are vested immediately at grant date.

30.2.2.2 The accrued expenses for share-based payments related to mileage stock as of December 31, 2020 and 2019, are ~~W~~ 2,862 million and ~~W~~ 2,705 million, respectively. The compensation costs amounting to ~~W~~ 1,086 million and ~~W~~ 1,334 million were recognized as expenses for the years ended December 31, 2020 and 2019, respectively.

31. Non-Operating Income and Expenses

Details of non-operating income and expenses for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Non-operating income
Gains on disposal of property and equipment and assets held for sale	97,905	3,343
Rental income	36,463	24,640
Others	25,133	57,634

	159,501	85,617

Non-operating expenses
Losses on disposal of property and equipment and assets held for sale	2,198	4,591
Donation	88,987	84,211
Restoration costs	2,413	3,017
Others	37,059	32,685

	130,657	124,504

Net non-operating income (expenses)	28,844	(38,887)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

32. Income Tax Expense

32.1 Details of income tax expense for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Tax payable
Current tax expense	1,034,430	793,937
Adjustments of tax of prior years recognized in current tax	(19,390)	(24,034)

	1,015,040	769,903

Changes in deferred income tax assets and liabilities *	93,480	128,653
Income tax expense of overseas branches	15,795	8,615
Income tax recognized directly in equity
Net gains or losses on equity instruments at fair value through other comprehensive income	(163,101)	(502)
Net gains or losses on debt instruments at fair value through other comprehensive income	(13,227)	(12,709)
Exchange differences on translating foreign operations	10,516	(4,488)
Remeasurements of net defined benefit liabilities	1,518	15,313
Gains or losses on hedging instruments of net investments in foreign operations	(23,263)	2,378
Gains or losses on cash flow hedging instruments	2,421	5,777
Share of other comprehensive income or loss of associates	2,647	(2,862)

	(182,489)	2,907

Reclassification from AOCI to retained earnings due to sale of equity securities measured at fair value through other comprehensive income	(89,763)	7,007
Consolidated tax return effect	(39,238)	(37,692)

Others	(521)	—

Income tax expense	812,304	879,393

*	Effect of business combination is excluded.

32.2 Analysis of the net profit before income tax and income tax expense for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Profit before income tax	3,131,823	3,318,472
Tax at the applicable tax rate*	850,890	902,218
Non-taxable income	(10,318)	(4,035)
Non-deductible expense	6,960	12,174
Tax credit and tax exemption	(1,197)	(381)
Temporary difference for which no deferred tax is recognized	21,066	1,253
Income tax refund for tax of prior years	(27,913)	(9,938)
Income tax expense of overseas branch	15,795	8,615
Tax effect of investments in foreign subsidiaries	(1,804)	81
Foreign subsidiary tax rate difference effect	(8,727)	(774)
Consolidated tax return effect	(39,238)	(37,692)
Others	6,790	7,872

Income tax expense	812,304	879,393

Income tax expense/Profit before income tax (%)	25.94	26.50

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

*

Applicable income tax rate for ~~W~~ 200 million and below is 11%, for over ~~W~~ 200 million to ~~W~~ 20 billion is 22%, for over ~~W~~ 20 billion to ~~W~~ 300 billion is 24.2% and for over ~~W~~ 300 billion is 27.5% for the years ended December 31, 2020 and 2019.

32.3 Details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Tax payables after offsetting [1,2]	604,763	405,894
Adjustment on consolidated tax payable and others [3]	(39,238)	(37,692)
Consolidated tax return accounts payables [4]	(528,044)	(359,864)

Current tax payable	37,481	8,338

[1]

Current tax assets of ~~W~~ 36,462 million and ~~W~~ 9,692 million due to uncertain tax position and current tax assets of ~~W~~ 11,385 million and ~~W~~ 4,212 million for overseas branches were excluded, which does not qualify for offsetting as of December 31, 2020 and 2019, respectively.

[2]

Includes income tax payable of ~~W~~ 37,481 million and ~~W~~ 8,338 million under current tax liabilities, which are not to be offset against any income tax refund receivables, such as those of overseas branches as of December 31, 2020 and 2019, respectively.

[3]	Tax expense reduced due to the adoption of consolidated tax return was recognized as tax benefit.
[4]	The amount of income tax payable is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

33. Dividends

The year-end dividend to the shareholder of the Bank for the year ended December 31, 2020, of ~~W~~ 2,270 per share (total dividend: ~~W~~ 917,941 million), is to be proposed at the annual general shareholder’s meeting on March 25, 2021. The Group’s consolidated financial statements as of December 31, 2020, do not reflect this dividend payable. According to the resolution of the board of directors on August 27, 2020, the interim dividend per share of ~~W~~ 1,480 (total dividend: ~~W~~ 598,481 million) was decided and paid in August 2020.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

34. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning	Changes (excluding reclassifica- tion)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(216,067)	(5,629)	—	1,518	—	(220,178)
Exchange differences on translating foreign operations	15,943	(144,985)	—	10,516	—	(118,526)
Gains on debt securities measured at fair value through other comprehensive income	56,750	129,688	(84,733)	(13,227)	—	88,478
Gains on equity securities measured at fair value through other comprehensive income	303,338	919,505	—	(163,101)	(326,410)	733,332
Share of other comprehensive income (loss) of associates	4,287	(3,725)	(5,900)	2,647	—	(2,691)
Losses on cash flow hedging instruments	(3,691)	(10,553)	1,750	2,421	—	(10,073)
Gains (losses) on hedging instruments of net investments in foreign operations	(37,226)	84,592	—	(23,263)	—	24,103

	123,334	968,893	(88,883)	(182,489)	(326,410)	494,445

(In millions of Korean won)	2019
	Beginning	Changes (excluding reclassifica- tion)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(175,698)	(55,682)	—	15,313	—	(216,067)
Exchange differences on translating foreign operations	(10,328)	25,406	5,353	(4,488)	—	15,943
Gains on debt securities measured at fair value through other comprehensive income	22,475	98,224	(51,240)	(12,709)	—	56,750
Gains on equity securities measured at fair value through other comprehensive income	302,014	(23,657)	—	(502)	25,483	303,338
Share of other comprehensive income of associates	(3,259)	10,408	—	(2,862)	—	4,287
Gains (losses) on cash flow hedging instruments	11,539	(18,108)	(2,899)	5,777	—	(3,691)
Losses on hedging instruments of net investments in foreign operations	(30,959)	(9,962)	1,317	2,378	—	(37,226)

	115,784	26,629	(47,469)	2,907	25,483	123,334

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

35. Trust Accounts

35.1 Financial information of the trust accounts the Group manages, as of December 31, 2020 and 2019, and for the years ended December 31, 2020 and 2019, are as follows:

	Total assets		Operating revenues
(In millions of Korean won)	December 31, 2020	December 31, 2019	2020	2019
Consolidated	4,460,439	4,384,959	138,422	137,017
Unconsolidated	54,197,612	51,685,885	1,872,611	2,206,184

	58,658,051	56,070,844	2,011,033	2,343,201

*

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard No.5004, Trust Accounts, and enforcement regulations of the Financial Investment Services under the Financial Investment Services and Capital Markets Act.

35.2 Significant receivables and payables related to the Group’s trust accounts as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		December 31, 2020	December 31, 2019
Trust Segment	Assets
	Accrued trust fees	43,590	37,340
	Other accrued income	21,898	23,976

		65,488	61,316

	Liabilities
	Due to trust accounts	2,428,780	1,268,401
	Accrued interest on due to trust accounts	5,088	7,081
	Deposits	284,971	278,975
	Accrued interest on deposits	811	2,481

		2,719,650	1,556,938

Custody Segment	Assets
	Accrued trust fees	6,453	6,387
	Liabilities
	Due to trust accounts	5,114,175	3,948,059
	Accrued interest on due to trust accounts	1,124	3,055

		5,115,299	3,951,114

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

35.3 Significant revenues and expenses related to the Group’s trust accounts for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		2020	2019
Trust Segment	Revenues
	Fees and commissions from trust accounts	200,718	276,985
	Management fees and commissions from retirement pension	22,238	25,741
	Commissions from early termination in trust accounts	45	119

		223,001	302,845

	Expenses
	Interest expenses on due to trust accounts	10,663	20,515
	Interest expenses on deposits	4,013	12,926

		14,676	33,441

Custody Segment	Revenues
	Fees and commissions from trust accounts	32,878	31,099
	Expenses
	Interest expenses on due to trust accounts	19,969	45,191

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

36. Statement of Cash Flow

36.1 Cash and cash equivalents as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Cash	2,558,591	2,310,852
Checks with other banks	327,781	383,501
Due from the Bank of Korea	11,649,551	8,336,097
Due from other financial institutions	5,436,346	3,450,859

	19,972,269	14,481,309

Restricted due from financial institutions	(12,773,039)	(8,759,432)
Due from financial institutions with original maturities over three months	(394,931)	(842,565)

	(13,167,970)	(9,601,997)

	6,804,299	4,879,312

36.2 Significant non-cash transactions for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Decrease in loans due to write-offs	648,967	539,584
Changes in accumulated other comprehensive income from valuation of debt securities measured at fair value through other comprehensive income	31,728	34,275
Changes in accumulated other comprehensive income from valuation of equity securities measured at fair value through other comprehensive income	429,994	(11,713)
Changes in accumulated other comprehensive income from valuation of investments in associates	(6,978)	7,546
Changes in financial investments due to debt-for-equity swap	13,820	88,958

36.3 Cash inflows and outflows from income tax, interest and dividends for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Activities	2020	2019
Income tax paid	Operating	836,703	961,615
Interest received	Operating	10,812,128	10,968,984
Interest paid	Operating	4,258,011	4,325,880
Dividends received	Operating	105,098	101,657
Dividends paid	Financing	1,330,407	667,226
Interest (dividends) paid on hybrid securities	Financing	25,658	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

36.4 Changes in liabilities arising from financial activities for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Derivatives held for hedging *	Borrowings	Debentures	Due to trust accounts	Lease liabilities	Deposits for letter of guarantees	Other payables	Total
Beginning	(114,590)	19,141,262	18,739,992	5,216,460	344,417	286,946	61,284	43,675,771
Cash flow	(16,202)	6,332,405	8,298,952	2,326,495	(163,382)	169,500	(31,122)	16,916,646
New lease and termination	—	—	—	—	158,859	—	—	158,859
Exchange differences	—	(479,481)	(324,375)	—	—	—	(45,273)	(849,129)
Changes in fair values	(36,017)	—	12,018	—	—	—	—	(23,999)
Changes from business combination	—	1,876,826	229,277	—	32,436	—	419,738	2,558,277
Other changes from non-cash transactions	23,969	(181)	13,719	—	8,299	90	14,681	60,577

Ending	(142,840)	26,870,831	26,969,583	7,542,955	380,629	456,536	419,308	62,497,002

	2019
(In millions of Korean won)	Derivatives held for hedging *	Borrowings	Debentures	Due to trust accounts	Lease liabilities	Deposits for letter of guarantees	Other payables	Total
Beginning	14,643	17,496,056	23,163,585	5,285,107	340,522	156,364	104,184	46,560,461
Cash flow	(28,631)	1,290,505	(4,561,661)	(68,647)	(164,201)	130,566	(32,864)	(3,434,933)
New lease and termination	—	—	—	—	160,451	—	—	160,451
Exchange differences	—	355,151	56,463	—	—	—	—	411,614
Changes in fair values	(108,220)	—	67,297	—	—	—	—	(40,923)
Changes from business combination	—	—	—	—	—	—	93,277	93,277
Other changes from non-cash transactions	7,618	(450)	14,308	—	7,645	16	(103,313)	(74,176)

Ending	(114,590)	19,141,262	18,739,992	5,216,460	344,417	286,946	61,284	43,675,771

*	Derivatives held for hedging purposes are the net amount after offsetting liabilities from assets.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

37. Contingent Liabilities and Commitments

37.1 Details of acceptances and guarantees as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	144,457	161,314
Performance bond	3,476	3,686
Refund guarantees	27,811	28,021
Others	1,017,561	715,116

	1,193,305	908,137

Confirmed acceptances and guarantees in foreign currencies
Acceptances of letter of credit	221,422	155,151
Letter of guarantees	45,693	49,754
Bid bond	72,037	37,765
Performance bond	703,826	718,097
Refund guarantees	801,445	1,022,646
Others	3,084,067	2,935,939

	4,928,490	4,919,352

Financial guarantees
Acceptances and guarantees for issuance of debenture	10,040	—
Acceptances and guarantees for mortgage	89,302	47,384
Overseas debt guarantees	410,470	406,680
International financing guarantees in foreign currencies	197,097	231,685
Other financial guarantees in Korean won	50,950	230,000

	757,859	915,749

	6,879,654	6,743,238

Unconfirmed acceptances and guarantees
Guarantees of letter of credit	2,094,989	1,845,509
Refund guarantees	344,112	654,496

	2,439,101	2,500,005

	9,318,755	9,243,243

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

37.2 Credit quality of the acceptances and guarantees exposure as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	12-month expected credit losses	Lifetime expected credit losses		Total
		Non-impaired	Impaired
Confirmed acceptances and guarantees *
Grade 1	4,377,798	1,119	—	4,378,917
Grade 2	2,281,423	47,438	—	2,328,861
Grade 3	27,588	85,321	—	112,909
Grade 4	14,925	33,440	501	48,866
Grade 5	—	453	9,648	10,101

	6,701,734	167,771	10,149	6,879,654

Unconfirmed acceptances and guarantees *
Grade 1	1,422,528	771	—	1,423,299
Grade 2	912,209	28,506	—	940,715
Grade 3	11,399	23,069	—	34,468
Grade 4	2,369	29,934	—	32,303
Grade 5	—	589	7,727	8,316

	2,348,505	82,869	7,727	2,439,101

	9,050,239	250,640	17,876	9,318,755

(In millions of Korean won)	December 31, 2019
	12-month expected credit losses	Lifetime expected credit losses		Total
		Non-impaired	Impaired
Confirmed acceptances and guarantees *
Grade 1	4,220,046	696	—	4,220,742
Grade 2	2,105,637	38,271	—	2,143,908
Grade 3	93,074	81,317	—	174,391
Grade 4	18,773	172,440	—	191,213
Grade 5	—	2,873	10,111	12,984

	6,437,530	295,597	10,111	6,743,238

Unconfirmed acceptances and guarantees *
Grade 1	1,228,258	1,289	—	1,229,547
Grade 2	1,121,159	32,413	—	1,153,572
Grade 3	17,091	20,957	—	38,048
Grade 4	4,236	62,964	—	67,200
Grade 5	—	170	11,468	11,638

	2,370,744	117,793	11,468	2,500,005

	8,808,274	413,390	21,579	9,243,243

*	Applied same criteria as the credit quality classification of loans.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

37.3 Acceptances and guarantees by counterparty as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	5,549,971	1,770,235	7,320,206	78.55
Small and medium-sized companies	695,860	459,487	1,155,347	12.40
Public sector and others	633,823	209,379	843,202	9.05

	6,879,654	2,439,101	9,318,755	100.00

(In millions of Korean won)	December 31, 2019
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	5,962,004	1,904,346	7,866,350	85.10
Small and medium-sized companies	650,612	397,539	1,048,151	11.34
Public sector and others	130,622	198,120	328,742	3.56

	6,743,238	2,500,005	9,243,243	100.00

37.4 Acceptances and guarantees by industry as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	644,915	5,870	650,785	6.98
Manufacturing	2,992,319	1,285,530	4,277,849	45.91
Service	920,352	89,457	1,009,809	10.84
Wholesale and retail	1,086,772	891,619	1,978,391	21.23
Construction	411,601	14,488	426,089	4.57
Public sector	104,925	103,285	208,210	2.23
Others	718,770	48,852	767,622	8.24

	6,879,654	2,439,101	9,318,755	100.00

(In millions of Korean won)	December 31, 2019
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	260,974	23,999	284,973	3.08
Manufacturing	3,373,220	1,627,840	5,001,060	54.11
Service	1,187,516	88,158	1,275,674	13.80
Wholesale and retail	1,126,976	597,998	1,724,974	18.66
Construction	467,114	20,590	487,704	5.28
Public sector	107,481	81,895	189,376	2.05
Others	219,957	59,525	279,482	3.02

	6,743,238	2,500,005	9,243,243	100.00

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

37.5 Details of commitments as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Commitments
Corporate loan commitments	39,529,706	41,340,286
Retail loan commitments	46,373,309	42,492,182
Other commitments in Korean won	1,300,000	1,300,000
Purchase of other securities	4,535,281	2,733,757

	91,738,296	87,866,225

Financial Guarantees
Credit line	2,913,260	1,797,802
Purchase of securities	683,800	591,500

	3,597,060	2,389,302

	95,335,356	90,255,527

37.6 Other Matters (including litigation)

a) The Group has 51 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with an aggregate claims of ~~W~~ 210,298 million, and details of pending lawsuits in which the Group is a defendant as of December 31, 2020, are as follows:

(in number of cases, in millions of Korean won)

Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Request for a return of redemption amount	1	48,068

Kookmin Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited, and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses).

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

				Application for incineration by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Bankruptcy Court (10-03777) at the written complaint review stage]

Request for compensation for damages	1	1,629,557	The plaintiff filed a lawsuit for compensation for damages against Indonesian Financial Supervisory Authority (OJK) and Kookmin Bank as joint defendants, claiming that the capital increase and Kookmin Bank’s acquisition of PT Bank Bukopin TBK was illegal in violation of local laws and regulations in Indonesia.	It is difficult to accurately predict the result of the lawsuit as of now because the complaint has not been received, but it is judged that the possibility that the result of this lawsuit will have a significant impact on the financial position of Kookmin Bank is low.

Others	126	161,605	Others (excluding simple lawsuits related to the collection or management of loans)

	128	1,839,230

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

b) The proliferation of COVID-19 has had a negative impact on the global economy, which has a greater impact than expected credit losses and potential impairment of assets in a particular portfolio, which can negatively affect the profit generation capability of the Group as follows:

•	There is a possibility of uncertainty about the credit risk of a borrower that could be affected by COVID-19.

•	Uncertainty may arise about forward-looking macroeconomic information related to expected credit losses.

•

Korean won may depreciate against major foreign currencies. This may result in an increase in principal and interest payments on liabilities denominated in foreign currencies, and losses on foreign exchanges transactions.

•	A significant decrease in the fair value of the Group’s investment in an entity that could be affected by COVID-19 pandemic can occur.

Meanwhile, the Group’s accounting policy related to COVID-19 is described in Note 2.4 Critical accounting estimates and the impact on expected credit losses is described in Note 11.1 Changes in allowances for credit losses of loans and Note 22.2 Changes in provisions for credit losses of unused loan commitments, acceptances and guarantees.

c) The Group has entered into an agreement with PT Bosowa Corporindo, a major shareholder of PT Bank Bukopin TBK. Under this agreement, the Group and PT Bosowa Corporindo have a right of first refusal and a tag-along right. In addition, the Group can exercise its drag-along right for two years from the time three years have elapsed since the acquisition date (July 27, 2018) in certain cases, such as violation of the agreement between shareholders.

d) The face values of the securities sold to general customers through tellers’ sale amount to ~~W~~ 372 million as of December 31, 2019.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38. Subsidiaries

38.1 Details of subsidiaries as of December 31, 2020, are as follows:

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	Kookmin Bank Cambodia Plc.	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank	Kookmin Bank (China) Ltd.	100.00	China	Banking and foreign exchange transaction
Kookmin Bank	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Microfinance services
Kookmin Bank	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Banking and foreign exchange transaction
Kookmin Bank	PRASAC Microfinance Institution Plc.	70.00	Cambodia	Microfinance services
Kookmin Bank	PT Bank Bukopin TBK	67.00	Indonesia	Banking and foreign exchange transaction
PT Bank Bukopin TBK	PT Bank Syariah Bukopin	92.78	Indonesia	Banking
PT Bank Bukopin TBK	PT Bukopin Finance	97.04	Indonesia	Installment financing
Kookmin Bank	Personal pension trust and 10 others[1]	0.00	Korea	Trust
Kookmin Bank	Silver Investment 2nd Inc. and 48 others[2]	0.00	Korea	Asset-backed securitization and others
Kookmin Bank	KB Wise Star Private Real Estate Feeder Fund No.1[2]	86.00	Korea	Investment trust
Kookmin Bank	KB Haeoreum Private Securities Investment Trust No.83[2]	99.95	Korea	Investment trust
Kookmin Bank	Kiwoom Frontier Private Placement Fund No.10 (Bond)[2]	99.92	Korea	Investment trust
Kookmin Bank	Woori Safe Plus Qualified Private Trust S-8 (Bond)[2]	99.96	Korea	Investment trust
Kookmin Bank	Mirae Asset Triumph Global Privately Placed Feeder Investment Trust No.1[2]	99.92	Korea	Investment trust
Mirae Asset Triumph Global Privately Placed Feeder Investment Trust No.1	Mirae Asset Triumph Global Privately Placed Master Investment Trust No.1	100.00	Korea	Investment trust
Mirae Asset Triumph Global Privately Placed Feeder Investment Trust No.1	Mirae Asset Triumph Global Privately Placed Master Investment Trust No.2	100.00	Korea	Investment trust
Kookmin Bank	NH-Amundi Global Private Securities Investment Trust No.1 (BOND)[2]	99.86	Korea	Investment trust
Kookmin Bank	Meritz Private Real Estate Fund No.9-2[2]	99.98	Korea	Investment trust
Kookmin Bank	AIP US Red Private Real Estate Trust No.10[2]	99.97	Korea	Investment trust
Kookmin Bank	KB KBSTAR 3-Year Futures Inverse Securities ETF (Debt-Derivative)[2]	95.09	Korea	Investment trust
Kookmin Bank	Samsung KODEX 10Y F-LKTB Inverse ETF[2]	98.77	Korea	Investment trust

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Kookmin Bank	KB Core Blind Private Estate Fund No.1[2]	90.09	Korea	Investment trust
KB Core Blind Private Estate Fund No.1	KB Wise Star Private Real Estate Feeder Fund No.3[2]	46.65	Korea	Investment trust
Kookmin Bank	KB Global Private Real Estate Debt Fund No.3 (USD)[2]	99.50	Korea	Investment trust
Kookmin Bank	UBS Hana Professional Investor Private Investment Trust No.1 (Bond)[2]	99.90	Korea	Investment trust
Kookmin Bank	Mirae Asset Triumph Privately Placed Investment Trust No.7[2]	98.50	Korea	Investment trust
Kookmin Bank	Samsung Credit Value Plus Private Investment Trust (Bond)[2]	99.50	Korea	Investment trust
Kookmin Bank	KB Emerging Markets Dept Private Securities Fund(USD)(Bond)[2]	99.83	Korea	Investment trust
Kookmin Bank	Samsung SRA Private Real Estate Investment Trust No.28D2	99.50	Korea	Investment trust
Kookmin Bank	KIM Basic Private Investment Trust No.102 (Bond)[2]	99.90	Korea	Investment trust
Kookmin Bank	KB Korea Short Term Premium Private Securities No.16(USD)(Bond)	85.71	Korea	Investment trust

[1]

The Group controls the trust because it has power to determine the management performance of the trust and is exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

[2]	The Group controls these investees because it is significantly exposed to variable returns from the investees’ performance and has ability to affect those returns through its power.

The Group holds more than a majority of the ownership interests of Koratevien Specialist Private Equity Fund No.1 and 2 other investment trusts but does not have the power over relevant activities in accordance with agreements with trust and other shareholders, therefore these entities are not consolidated.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.2 The condensed financial information of major subsidiaries as of December 31, 2020 and 2019, and for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020			2020
	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period
Kookmin Bank Int`l Ltd.(London)*	—	—	—	—	(4,587)
Kookmin Bank Cambodia Plc.	385,974	287,936	98,038	21,841	5,499
Kookmin Bank (China) Ltd.	3,323,048	2,874,258	448,790	167,781	13,967
KB Microfinance Myanmar Co., Ltd.	36,112	13,004	23,108	7,351	388
PRASAC Microfinance Institution Plc.	3,914,890	3,376,992	537,898	588,359	118,339
PT Bank Bukopin TBK	5,841,168	5,530,648	310,520	106,358	(43,402)
KB Bank Myanmar Co., Ltd.	220,105	2,505	217,600	—	—
Personal pension trust and 10 others	4,483,007	4,365,699	117,308	138,481	2,841

*	Liquidated during the year ended December 31, 2020.

(In millions of Korean won)	December 31, 2019			2019
	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period
Kookmin Bank Int’l Ltd. (London)	37,404	887	36,517	558	293
Kookmin Bank Cambodia Plc.	307,604	208,670	98,934	15,815	2,851
Kookmin Bank (China) Ltd.	3,032,642	2,599,516	433,126	135,117	12,462
KB Microfinance Myanmar Co., Ltd.	24,188	2,559	21,629	4,349	(149)
Personal pension trust and 10 others	4,413,755	4,299,288	114,467	141,162	3,515

38.3 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

38.3.1 The Bank provides the capital commitments of ~~W~~ 172,000 million to KB Wise Star Private Real Estate Feeder Fund No.1, of which ~~W~~ 817 million has not been executed, and of ~~W~~ 54,389 million to Meritz Private Real Estate Fund No.9-2, of which ~~W~~ 12,319 million has not been executed, and of ~~W~~ 100,000 million to KB Core Blind Private Estate Fund No.1, of which ~~W~~ 175 million has not been executed.

38.3.2 The Bank provides purchase commitment and credit line to structured entities that are subsidiaries. The purchase commitment guarantees that the Bank will purchase and pay any remaining commercial paper securities issued by structured entities. The credit line agreement requires the Bank to provide loans under certain conditions if there is a reason for suspension of issuance of commercial paper securities or if structured entities become insolvency due to other reasons.

(In millions of Korean won)	December 31, 2020
Silver Investment 2nd Inc.	50,000
KBM the 1st L.L.C.	35,285
KLD the 1st L.L.C.	21,700
LOG the 3rd L.L.C.	24,300

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

KBL Incheon 1st L.L.C.	101,000
KB DTower 1st L.L.C.	50,291
KB Display 1st L.L.C.	100,440
KB Firstpark L.L.C.	33,650
KB Alminium 1st L.L.C.	50,254
KB INO 2nd L.L.C.	30,152
KBH the 5th L.L.C.	25,142
KB Happy 1st L.L.C.	50,162
KL Industrial 2nd L.L.C.	20,200
KB Socio the 1st L.L.C.	30,229
KB Industry the 1st L.L.C.	20,197
KBST the 1st L.L.C.	30,104
KB Geumjeong Hill L.L.C.	61,600
KBH the 4th L.L.C.	24,200
Great Forest the 1st L.L.C.	22,188
KBC the 3rd L.L.C.	35,095
KB Future the 1st L.L.C.	30,220
KBH the 6th L.L.C.	50,078
Beomuh Landmark the 2nd L.L.C.	58,496
KB Industry 2nd L.L.C.	20,200
KB Firstville the 1st L.L.C.	15,100
KB Handok the 1st L.L.C.	30,079
KB Heracles the 1st L.L.C.	25,162
SLT Gamsam Co., Ltd.	16,900
K Plus the 1st L.L.C.	200,226
KB Hwaseong the 1st L.L.C.	21,100
KB Livv H 1st L.L.C.	30,053
KB Beomcheon Land 1st L.L.C.	28,400
KB Eagles 1st Co., Ltd.	30,052
Livv H 1st L.L.C.	50,118
KB Cheongla Hill Co., Ltd.	60,143
KB Livv l 1st Co., Ltd.	50,126
KB Manchon Harrington Co., Ltd.	21,098
KB Penta Co., Ltd.	17,689
KB Eagles 2nd Co., Ltd.	50,121
KB Dongin Co., Ltd.	20,056
KBH Steal Co., Ltd.	150,159
Ryan Mobility 1st L.L.C.	50,103
KB Great Bear 1st L.L.C.	90,183
KB Chemical 1st Co., Ltd.	50,107
KB Eugene 1st Co., Ltd.	10,055

38.3.3 The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

38.4 Changes in Subsidiaries

PRASAC Microfinance Institution Plc. and 28 other subsidiaries were newly included in the scope of consolidation, and Kookmin Bank Int’l Ltd. (London) and 9 other subsidiaries were excluded from the scope of consolidation for the year ended December 31, 2020.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.5 Net Cash Flow from Changes in Subsidiaries

The net cash outflows arising from acquisition of subsidiaries and disposal of subsidiaries are amounting to ~~W~~384,772 million and ~~W~~3,849 million for the year ended December 31, 2020, respectively.

39. Unconsolidated Structured Entity

39.1 The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of financing
Asset-backed securitization	Early cash generation through transfer of securitized assets Fees earned through services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of asset-backed securitization plan Purchase and collection of securitized assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitized assets

Structured financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC Project financing to M&A and others	Construction of SOC and real estate Building ships, construction and purchase of aircrafts M&A	Loan commitments through credit line, providing credit line and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment from general partners and limited partners

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

39.2 Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Asset-backed securitization	Structured financing	Investment funds	Total
Total assets of unconsolidated structured entities	83,411,026	36,339,952	79,115,376	198,866,354

Carrying amount in the financial statements
Assets
Financial assets at fair value through profit or loss	260,131	59,648	2,521,607	2,841,386
Derivative financial assets	1,579	—	—	1,579
Loans measured at amortized cost	105,096	2,727,511	—	2,832,607
Financial investments	7,180,970	—	—	7,180,970
Investments in associates	—	—	326,883	326,883
Other assets	—	545	2	547

	7,547,776	2,787,704	2,848,492	13,183,972

Liabilities
Deposits	344,221	612,022	57,277	1,013,520
Derivative financial liabilities	1,307	—	—	1,307
Other liabilities	1,997	7,457	5	9,459
	347,525	619,479	57,282	1,024,286

Maximum exposure
Assets held *	7,547,776	2,787,704	2,848,492	13,183,972
Purchase and investment commitments	—	—	4,248,322	4,248,322
Acceptances and guarantees and unused line of credit	3,597,517	1,691,150	—	5,288,667

	11,145,293	4,478,854	7,096,814	22,720,961

Methods of determining the maximum exposure	Providing lines of credit / Purchase commitments/ Acceptances and guarantees and loan commitments	Loan commitments / Investment commitments / Purchase commitments and acceptances and guarantees	Investment commitments

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	December 31, 2019
(In millions of Korean won)	Asset-backed Securitization	Structured financing	Investment funds	Total
Total assets of unconsolidated structured entities	69,638,263	39,608,941	44,867,926	154,115,130

Carrying amount in the financial statements
Assets
Financial assets at fair value through profit or loss	228,848	21,778	2,153,921	2,404,547
Derivative financial assets	1,367	—	—	1,367
Loans measured at amortized cost	124,054	2,686,643	—	2,810,697
Financial investments	4,680,995	—	—	4,680,995
Investments in associates	—	—	334,713	334,713
Other assets	—	—	—	—

	5,035,264	2,708,421	2,488,634	10,232,319

Liabilities
Deposits	409,246	523,705	111,908	1,044,859
Other liabilities	1,072	654	—	1,726

	410,318	524,359	111,908	1,046,585

Maximum exposure
Assets held *	5,035,264	2,708,421	2,488,634	10,232,319
Purchase and investment commitments	—	—	2,142,836	2,142,836
Acceptances and guarantees and unused line of credit	2,398,467	1,798,208	—	4,196,675

	7,433,731	4,506,629	4,631,470	16,571,830

Methods of determining the maximum exposure	Providing lines of credit / Purchase commitments/ Acceptances and guarantees and loan commitments	Loan commitments / Investment commitments / Purchase commitments and acceptances and guarantees	Investment commitments

*	Maximum exposure includes the asset amounts, after deducting loss (provision for credit losses, impairment losses and others), recognized in the consolidated financial statements of the Group.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

40. Lease

40.1 The Group as a Lessee

40.1.1 Amounts recognized in the consolidated statements of financial position related to lease as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Right-of-use property and equipment *
Real estate	391,567	341,288
Vehicles	9,747	8,207
Others	14,835	15,319

	416,149	364,814

Right-of-use intangible assets *	4,617	9,639

	420,766	374,453

Lease liabilities *	380,629	344,417

*	Included in property and equipment, intangible assets and other liabilities.

40.1.2 Amounts recognized in the consolidated statements of comprehensive income related to lease for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Depreciation and amortization of right-of-use assets
Real estate	196,479	197,909
Vehicles	10,157	13,684
Others	8,570	6,972
Intangible asset	5,022	6,519

	220,228	225,084

Interest expenses on the lease liabilities	8,298	7,645
Expense relating to short-term lease	3,077	1,996
Expense relating to leases of low-value assets that are not short-term lease	2,325	1,034

Total cash outflow for lease for the years ended December 31, 2020 and 2019 was ~~W~~ 165,287 million and ~~W~~ 167,442 million, respectively.

40.2 The Group as an Operating Lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Up to 1 year	20,057	23,796
1-5 years	43,404	41,193
Over 5 years	1,060	4,366

	64,521	69,355

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

41. Related Party Transactions

According to Korean IFRS No.1024, the Group includes the Parent, the Parent’s subsidiaries, associates, associates of the Parent’s subsidiaries, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements. Refer to Note 13 for details of investments in associates.

Key management includes the directors of the Bank and the executive directors (vice-presidents and above) of the Bank and companies where the directors and/or their close family members have control or joint control.

41.1 Profit or loss arising from transactions with related parties for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		2020	2019
Parent
KB Financial Group Inc.	Fee and commission income	7,183	5,355
	Other non-operating income	1,057	932
	Interest expense	410	1,574
	Fee and commission expense	—	1
	Other operating expense	190	69
	General and administrative expenses	925	841
Parent’s subsidiaries
KB Securities Co., Ltd.	Interest income	2,054	1,325
	Fee and commission income	19,298	14,298
	Gains on financial instruments at fair value through profit or loss	43,739	39,373
	Reversal of credit losses	—	6
	Other non-operating income	10,188	8,849
	Interest expense	2,874	6,307
	Fee and commission expense	666	726
	Losses on financial instruments at fair value through profit or loss	42,394	13,616
	Other operating expense	—	134
	Provision for credit losses	92	—
KB Asset Management Co., Ltd.	Fee and commission income	1,465	1,201
	Other non-operating income	1	4
	Interest expense	59	90
	Fee and commission expense	1,571	986
	Losses on financial instruments at fair value through profit or loss	373	—
	Other operating expense	—	15
	General and administrative expenses	500	500
KB Real Estate Trust Co., Ltd.	Fee and commission income	232	211
	Other non-operating income	38	45
	Interest expense	207	328
	Fee and commission expense	2,406	1,899
KB Investment Co., Ltd.	Fee and commission income	48	42

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	Interest expense	443	1,019
KB Credit Information Co., Ltd.	Fee and commission income	69	64
	Other non-operating income	216	232
	Interest expense	104	134
	Fee and commission expense	21,898	20,508
KB Data System Co., Ltd.	Fee and commission income	270	225
	Other non-operating income	149	92
	Interest expense	242	309
	General and administrative expenses	54,869	50,074
KB Life Insurance Co., Ltd.	Fee and commission income	16,534	14,075
	Gains on financial instruments at fair value through profit or loss	4,292	14,612
	Other non-operating income	2,293	2,898
	Interest expense	795	1,062
	Fee and commission expense	1	8
	Losses on financial instruments at fair value through profit or loss	2,975	2,853
	Other operating expense	—	11
	Other non-operating expense	2	—
	General and administrative expenses	950	1,286
KB Kookmin Card Co., Ltd.	Interest income	4,441	4,054
	Fee and commission income	190,987	211,806
	Gains on financial instruments at fair value through profit or loss	1,262	2,348
	Reversal of credit losses	—	54
	Other non-operating income	1,645	1,314
	Interest expense	1,003	1,073
	Fee and commission expense	1,255	1,732
	Losses on financial instruments at fair value through profit or loss	143	38
	Provision for credit losses	245	—
	General and administrative expenses	391	153
KB Savings Bank Co., Ltd.	Fee and commission income	1,125	736
	Other non-operating income	77	50
	Interest expense	11	6
	Fee and commission expense	—	17
KB Capital Co., Ltd.	Interest income	1,951	2,907
	Fee and commission income	2,767	2,968
	Other non-operating income	191	167
	Interest expense	98	670
	Fee and commission expense	43	44
	Provision for credit losses	138	46
KB Insurance Co., Ltd.	Interest income	67	79
	Fee and commission income	24,467	23,458
	Gains on financial instruments at fair value through profit or loss	33,319	74,576
	Other non-operating income	1,287	361
	Interest expense	1,676	1,806

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	Fee and commission expense	1,628	1
	Losses on financial instruments at fair value through profit or loss	37,871	7,468
	Other operating expense	1	—
	Provision for credit losses	5	6
	General and administrative expenses	10,283	15,576
Prudential Life Insurance Company of Korea Ltd.	Fee and commission income	20	—
	Interest expense	1,165	—
Hanbando BTL Private Special Asset Fund	Fee and commission income	132	149
KB Senior Loan Private Fund No.1	Fee and commission income	3	8
KB AMP Infra Private Special Asset Fund No.1(FoFs)	Fee and commission income	11	11
KB Onkookmin 2025 TDF Fund (FoFs) *	Fee and commission income	—	2
KB Onkookmin 2030 TDF Fund (FoFs) *	Fee and commission income	—	2
KB Onkookmin 2045 TDF Fund (FoFs) *	Fee and commission income	—	1
KB Muni bond Private Securities Fund No.1 (USD)	Fee and commission income	12	11
KB Global Private Real Estate Debt Fund No.1	Fee and commission income	10	10
KB NA Compass Energy Private Special Asset Fund	Fee and commission income	8	8
KB Star Office Private Real Estate Investment Trust No.3	Interest income	—	619
	Interest expense	55	110
KB Star Office Private Real Estate Investment Trust No.4	Interest income	760	760
	Fee and commission income	36	19
	Interest expense	18	33
	Provision for credit losses	1	—
KB Global Core Bond Securities Feeder Fund(Bond)	Fee and commission income	87	23
	Gains on financial instruments at fair value through profit or loss	—	1,276
	Losses on financial instruments at fair value through profit or loss	—	28
KB Onkookmin Life Income 20 Feeder Fund (FoFs) C-F	Losses on financial instruments at fair value through profit or loss	102	—
KB Onkookmin Life Income 40 Feeder Fund (FoFs) C-F	Losses on financial instruments at fair value through profit or loss	190	—
KB AU Infigen Energy Private Special Asset Fund*	Fee and commission income	3	4
KB AU Infigen Energy Private Special Asset Fund No.2*	Fee and commission income	5	6
KB New Renewable Energy Private Special Asset Fund No.1	Fee and commission income	6	—
KB NA Loan Specialty Private Real Estate Investment Trust No.1	Fee and commission income	3	1
	Gains on financial instruments at fair value through profit or loss	1,814	4
	Losses on financial instruments at fair value through profit or loss	3,248	335
KB NA Loan Specialty Private Real Estate Investment Trust No.3	Fee and commission income	10	1
	Gains on financial instruments at fair value through profit or loss	2,699	209

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	Losses on financial instruments at fair value through profit or loss	8,044	14
KB Europe Renewable Specialized Private Equity Private Asset Investment Trust No.2	Fee and commission income	2	—
KB Korea Short Term Premium Private Securities No.10(USD)(Bond) *	Fee and commission income	6	1
KB Korea Short Term Premium Private Securities No.15(USD)(Bond)	Fee and commission income	1	—
	Gains on financial instruments at fair value through profit or loss	1,452	—
KB Korea Short Term Premium Private Securities No.17(USD)(Bond)	Fee and commission income	2	—
	Gains on financial instruments at fair value through profit or loss	3,268	—
KB BMO Senior Loan Private Special Asset Fund No.1(FOF)	Fee and commission income	6	—
	Losses on financial instruments at fair value through profit or loss	4,329	—
KB BMO Senior Loan Private Special Asset Fund No.2(FOF)	Fee and commission income	5	—
KB Wise Star Private Real Estate Feeder Fund No.12 *	Interest income	493	—
	Fee and commission income	1	—
KB Korea Short Term Premium Private Securities No.4(USD)(Bond) *	Fee and commission income	—	2
	Losses on financial instruments at fair value through profit or loss	—	2,931
KB Korea Short Term Premium Private Securities No.5(USD)(Bond) *	Fee and commission income	—	9
	Gains on financial instruments at fair value through profit or loss	—	1,347
	Losses on financial instruments at fair value through profit or loss	—	12,104
Associates
Korea Credit Bureau Co., Ltd.	Fee and commission income	4	—
	Interest expense	7	21
	Fee and commission expense	1,954	1,601
	Other operating expense	1	—
Incheon Bridge Co., Ltd.	Interest income	4,345	8,612
	Fee and commission income	23	—
	Gains on financial instruments at fair value through profit or loss	899	4,975
	Reversal of credit losses	—	5
	Interest expense	334	483
	Fee and commission expense	6	7
	Provision for credit losses	471	—
Dae-A Leisure Co., Ltd.	Interest expense	7	8
Skydigital INC.	Fee and commission income	4	—
KB12-1 Venture Investment Partnership *	Interest expense	13	3
KB High-Tech Company Investment Fund	Interest expense	16	26
Aju Good Technology Venture Fund	Interest expense	18	22
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense	23	58

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

KB Digital Innovation & Growth New Technology Business Investment Fund	Interest expense	4	8
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense	40	89
KB Global Platform Fund	Interest expense	52	193
WJ Private Equity Fund No.1	Fee and commission income	5	—
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1	Interest expense	61	208
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Interest income	3	191
	Fee and commission income	4	—
	Reversal of credit losses	17	13
	Interest expense	2	1
RAND Bio Science Co., Ltd.	Interest expense	11	5
Wise Asset Management Co., Ltd.	Interest expense	—	2
Food Factory Co., Ltd.	Interest income	52	41
	Interest expense	12	—
	Fee and commission expense	4	12
	Provision for credit losses	8	1
Acts Co., Ltd.	Interest income	1	1
APRO Co., Ltd. *	Interest income	7	19
	Interest expense	1	4
	Fee and commission expense	—	17
	Provision for credit losses	1	—
Rainist Co., Ltd.	Fee and commission income	36	39
Stratio, Inc.	Interest expense	—	1
UPRISE, Inc.	Interest income	2	—
	Provision for credit losses	1	—
CellinCells Co., Ltd.	Interest expense	4	19
COSES GT	Interest income	6	—
	Provision for credit losses	4	—
Bomapp Inc.	Interest expense	—	1
KB No.9 Special Purpose Acquisition Company *	Interest expense	—	(23)
KB No.10 Special Purpose Acquisition Company *	Interest expense	—	18
KB No.11 Special Purpose Acquisition Company *	Interest expense	—	9
KB No.17 Special Purpose Acquisition Company	Interest expense	25	28
KB No.18 Special Purpose Acquisition Company	Interest expense	31	28
KB No.19 Special Purpose Acquisition Company	Interest expense	13	8
KB No.20 Special Purpose Acquisition Company	Interest expense	25	3
Fabric Time Co., Ltd.	Fee and commission income	7	—
	Interest expense	47	—
BNF Corporation Ltd. *	Interest income	9	-
	Fee and commission income	2	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	Provision for credit losses	8	1
S&E BIO	Interest expense	1	—
Contents First	Interest expense	14	—
December & Company Inc.	Interest expense	1	—
GENINUS Inc.	Interest expense	70	—
KB Pre IPO Secondary Venture Fund No.1	Interest expense	3	7
JLK Inspection Co., Ltd. *	Interest expense	—	1
Spark Biopharma Inc. *	Interest expense	—	59
NEXELON Inc. *	Interest expense	—	2
Others
Retirement pension	Fee and commission income	1,077	939
	Interest expense	3	4

*	Excluded from the Group’s related party as of December 31, 2020.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

41.2 Details of receivables and payables, and related allowances for credit losses arising from transactions with related parties as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		December 31, 2020	December 31, 2019
Parent
KB Financial Group Inc.	Other assets	120	35
	Deposits	23,084	18,537
	Other liabilities	597,429	418,286
Parent’s subsidiaries
KB Securities Co., Ltd.	Cash and due from financial institutions	2,763	1,387
	Derivative assets	17,465	9,424
	Loans measured at amortized cost (gross amount)	97,803	65,289
	Allowances for credit losses	88	23
	Other assets	4,983	18,320
	Derivative liabilities	11,630	3,979
	Deposits	464,584	423,053
	Provisions	57	30
	Other liabilities [2]	27,906	23,330
KB Asset Management Co., Ltd.	Other assets	327	260
	Derivative liabilities	373	—
	Deposits	6,915	6,929
	Other liabilities [3]	1,310	607
KB Real Estate Trust Co., Ltd.	Other assets	3	2
	Deposits	71,261	49,708
	Other liabilities [4]	3,235	3,964
KB Investment Co., Ltd.	Other assets	—	41
	Deposits	93,970	62,686
	Other liabilities	97	53
KB Credit Information Co., Ltd.	Deposits	5,340	4,047
	Other liabilities	6,196	6,022
KB Data System Co., Ltd.	Other assets	390	886
	Deposits	17,561	21,642
	Other liabilities	4,539	5,372
KB Life Insurance Co., Ltd.	Derivative assets	90	—
	Other assets	1,436	3,804
	Derivative liabilities	2,682	1,532
	Deposits	2,085	571
	Borrowings	—	25,000
	Other liabilities [5]	19,797	22,771
KB Kookmin Card Co., Ltd.	Derivative assets	418	676
	Loans measured at amortized cost (gross amount)	39,930	19,683
	Allowances for credit losses	30	8
	Other assets	14,473	30,938
	Deposits	92,490	74,800
	Provisions	459	238
	Other liabilities	57,810	59,277
KB Savings Bank Co., Ltd.	Other assets	—	144

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	Other liabilities	1,088	389
KB Capital Co., Ltd.	Loans measured at amortized cost (gross amount)	54,400	64,489
	Allowances for credit losses	277	269
	Other assets	324	1,804
	Deposits	190,331	126,878
	Provisions	143	12
	Other liabilities	2,521	1,337
KB Insurance Co., Ltd.	Derivative assets	4,832	15,612
	Other assets	14,354	8,549
	Derivative liabilities	29,491	6,453
	Deposits	3,365	5,485
	Borrowings	—	20,000
	Debentures	29,994	29,991
	Provisions	11	6
	Other liabilities [6]	17,937	4,794
Prudential Life Insurance Company of Korea Ltd.	Deposits	303	—
	Debentures	30,000	—
	Other liabilities	32,537	—
Hanbando BTL Private Special Asset Fund	Other assets	32	36
KB Senior Loan Private Fund No.1	Other assets	1	1
KB AMP Infra Private Special Asset Fund No.1(FoFs)	Other assets	1	1
KB KBSTAR Mid-Long Term KTB Active ETF (Bond) [1]	Other assets	—	500
KB Onkookmin 2030 TDF Fund (FoFs) [1]	Other assets	—	1
KB Muni bond Private Securities Fund No.1 (USD)	Other assets	2	2
KB Global Private Real Estate Debt Fund No.1	Other assets	3	2
KB NA Compass Energy Private Special Asset Fund	Other assets	1	1
KB Star Office Private Real Estate Investment Trust No.3	Deposits	171	7,364
	Other liabilities	6	58
KB Star Office Private Real Estate Investment Trust No.4	Loans measured at amortized cost (gross amount)	20,000	20,000
	Allowances for credit losses	2	—
	Other assets	9	13
	Deposits	532	1,983
	Other liabilities	1	16
KB Global Core Bond Securities Feeder Fund(Bond)	Other assets	7	2
KB Onkookmin Life Income 20 Feeder Fund (FoFs) C-F	Derivative liabilities	39	—
KB Onkookmin Life Income 40 Feeder Fund (FoFs) C-F	Derivative liabilities	44	—
KB AU Infigen Energy Private Special Asset Fund [1]	Other assets	—	1

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

KB AU Infigen Energy Private Special Asset Fund No.2 [1]	Other assets	—	1
KB New Renewable Energy Private Special Asset Fund No.1	Other assets	2	—
KB NA Loan Specialty Private Real Estate Investment Trust No.1	Other assets	1	1
	Derivative liabilities	3,248	335
KB NA Loan Specialty Private Real Estate Investment Trust No.3	Other assets	2	1
	Derivative liabilities	8,044	6
KB Europe Renewable Specialized Private Equity Private Asset Investment Trust No.2	Other assets	1	—
KB Korea Short Term Premium Private Securities No.10(USD)(Bond) [1]	Other assets	—	1
KB Korea Short Term Premium Private Securities No.15(USD)(Bond)	Derivative assets	1,452	—
	Other assets	1	—
KB Korea Short Term Premium Private Securities No.17(USD)(Bond)	Derivative assets	3,268	—
	Other assets	2	—
KB BMO Senior Loan Private Special Asset Fund No.1(FOF)	Other assets	2	—
	Derivative liabilities	4,327	—
KB BMO Senior Loan Private Special Asset Fund No.2(FOF)	Other assets	2	—
Associates
Korea Credit Bureau Co., Ltd.	Deposits	19,982	17,966
	Other liabilities	5	—
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss	38,756	37,857
	Loans measured at amortized cost (gross amount)	133,000	147,700
	Allowances for credit losses	202	11
	Other assets	545	520
	Deposits	39,520	45,447
	Provisions	286	6
	Other liabilities	199	346
Jungdo Co., Ltd.	Deposits	4	4
Dae-A Leisure Co., Ltd.	Deposits	636	753
	Other liabilities	21	14
Computerlife Co., Ltd.	Deposits	—	1
Skydigital INC.	Deposits	15	25
Jo Yang Industrial Co., Ltd.	Deposits	2	2
NEOMIO CORP.	Deposits	535	—
KB12-1 Venture Investment Partnership [1]	Deposits	—	440
KB High-Tech Company Investment Fund	Deposits	12,695	11,755
	Other liabilities	1	2
Aju Good Technology Venture Fund	Deposits	3,093	5,456
	Other liabilities	1	2
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	923	7,054
	Other liabilities	—	4

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	1,801	12
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	8,097	13,118
	Other liabilities	1	4
KB Global Platform Fund	Deposits	20,197	17,928
	Other liabilities	2	9
WJ Private Equity Fund No.1	Other assets	2	—
	Deposits	349	—
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1	Deposits	4,255	8,293
	Other liabilities	24	66
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Loans measured at amortized cost (gross amount)	—	1,900
	Allowances for credit losses	—	4
	Deposits	6	8
	Provisions	—	13
	Other liabilities	—	2
RAND Bio Science Co., Ltd.	Deposits	693	4,452
Wise Asset Management Co., Ltd.	Deposits	—	21
Food Factory Co., Ltd.	Loans measured at amortized cost (gross amount)	3,193	1,987
	Allowances for credit losses	8	2
	Other assets	3	1
	Deposits	1,555	1,073
	Provisions	2	—
	Other liabilities	9	1
Acts Co., Ltd.	Deposits	18	1
Paycoms Co., Ltd.	Deposits	1	1
Big Dipper Co., Ltd.	Deposits	1	6
APRO Co., Ltd. [1]	Loans measured at amortized cost (gross amount)	—	2,016
	Deposits	—	3,201
	Other liabilities	—	1
Hasys.	Deposits	1	—
Stratio, Inc.	Deposits	13	726
UPRISE, Inc.	Loans measured at amortized cost (gross amount)	500	—
	Allowances for credit losses	1	—
	Deposits	11	—
CellinCells Co., Ltd.	Deposits	260	1,545
	Other liabilities	—	1
COSES GT	Loans measured at amortized cost (gross amount)	500	—
	Allowances for credit losses	4	—
	Other assets	1	—
	Deposits	292	—
KB No.17 Special Purpose Acquisition Company	Deposits	1,711	1,742
	Other liabilities	23	27

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

KB No.18 Special Purpose Acquisition Company	Deposits	2,101	2,140
	Other liabilities	19	28
KB No.19 Special Purpose Acquisition Company	Deposits	1,053	1,093
	Other liabilities	3	7
KB No.20 Special Purpose Acquisition Company	Deposits	1,716	1,984
	Other liabilities	1	3
Fabric Time Co., Ltd.	Deposits	3,947	395
	Other liabilities	40	2
BNF Corporation Ltd. [1]	Loans measured at amortized cost (gross amount)	—	1,400
	Other assets	—	2
	Deposits	—	947
	Other liabilities	—	6
GOMI CORPORATION	Deposits	37	—
S&E BIO	Deposits	1,142	—
4N Inc.	Deposits	76	—
Contents First	Deposits	1,823	—
	Other liabilities	7	—
December & Company Inc.	Deposits	1	—
GENINUS Inc.	Deposits	13,630	—
	Other liabilities	15	—
KB IGen Private Equity Fund No.1 [1]	Deposits	—	147
KB Pre IPO Secondary Venture Fund No.1	Deposits	629	2,955
	Other liabilities	—	1
Key management	Loans measured at amortized cost (gross amount)	4,599	3,423
	Allowances for credit losses	2	1
	Other assets	4	3
	Deposits	11,023	10,104
	Other liabilities	284	226
Others
Retirement pension	Other assets	295	366
	Other liabilities	10,600	17,620

[1]	Excluded from the Group’s related party as of December 31, 2020.
[2]	Non-controlling interests classified as liabilities include ~~W~~ 2,897 million and ~~W~~ 3,602 million as of December 31, 2020 and 2019, respectively.
[3]	Non-controlling interests classified as liabilities include ~~W~~ 994 million and ~~W~~ 325 million as of December 31, 2020 and 2019, respectively.
[4]	Non-controlling interests classified as liabilities include ~~W~~ 2,888 million and ~~W~~ 3,596 million as of December 31, 2020 and 2019, respectively.
[5]	Non-controlling interests classified as liabilities include ~~W~~ 19,411 million and ~~W~~ 19,604 million as of December 31, 2020 and 2019, respectively.
[6]	Non-controlling interests classified as liabilities include ~~W~~ 4,969 million and ~~W~~ 1,624 million as of December 31, 2020 and 2019, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

41.3 Right-of-use assets and lease liabilities with related parties as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		December 31, 2020	December 31, 2019
Parent’s subsidiaries
KB Securities Co., Ltd.	Right-of-use assets	30,567	13,863
	Lease liabilities	36,118	16,658
KB Kookmin Card Co., Ltd.	Right-of-use assets	77	168
	Lease liabilities	48	28
KB Capital Co., Ltd.	Right-of-use assets	—	9
	Lease liabilities	—	23
KB Insurance Co., Ltd.	Right-of-use assets	2,848	5,693
	Lease liabilities	3,152	5,751

41.4 Notional amount of derivative assets and liabilities arising from transactions with related parties as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		December 31, 2020	December 31, 2019
Parent’s subsidiaries
KB Securities Co., Ltd.	Notional amount of derivative financial instruments	981,259	651,372
KB Asset Management Co., Ltd.	Notional amount of derivative financial instruments	22,297	—
KB Life Insurance Co., Ltd.	Notional amount of derivative financial instruments	54,892	104,058
KB Kookmin Card Co., Ltd.	Notional amount of derivative financial instruments	30,000	44,472
KB Insurance Co., Ltd.	Notional amount of derivative financial instruments	650,108	799,567
KB Onkookmin Life Income 20 Feeder Fund (FoFs) C-F	Notional amount of derivative financial instruments	2,305	—
KB Onkookmin Life Income 40 Feeder Fund (FoFs) C-F	Notional amount of derivative financial instruments	2,617	—
KB NA Loan Specialty Private Real Estate Investment Trust No.1	Notional amount of derivative financial instruments	27,200	29,153
KB NA Loan Specialty Private Real Estate Investment Trust No.3	Notional amount of derivative financial instruments	89,760	95,519
KB Korea Short Term Premium Private Securities No.15(USD)(Bond)	Notional amount of derivative financial instruments	22,032	—
KB Korea Short Term Premium Private Securities No.17(USD)(Bond)	Notional amount of derivative financial instruments	77,030	—
KB BMO Senior Loan Private Special Asset Fund No.1(FOF)	Notional amount of derivative financial instruments	50,798	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

41.5 Significant lending transactions with related parties for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020 [1]
	Beginning	Loans	Collections	Others	Ending
Parent’s subsidiaries
KB Securities Co., Ltd.	65,289	1,164,587	1,129,114	(2,959)	97,803
KB Kookmin Card Co., Ltd.	19,683	181,249	160,164	(838)	39,930
KB Capital Co., Ltd.	64,489	62,423	69,139	(3,373)	54,400
KB Star Office Private Real Estate Investment Trust No.4	20,000	—	—	—	20,000
KB Wise Star Private Real Estate Feeder Fund No.12 [2]	—	34,000	—	(34,000)	—
Associates
Incheon Bridge Co., Ltd.	185,557	—	14,700	899	171,756
Carlife Co., Ltd.	—	22	22	—	—
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	1,900	11,250	13,150	—	—
Food Factory Co., Ltd.	1,987	1,225	20	1	3,193
APRO Co., Ltd. [2]	2,016	2,000	—	(4,016)	—
BNF Corporation Ltd. [2]	1,400	1,000	—	(2,400)	—
Acts Co., Ltd.	—	74	74	—	—
UPRISE, Inc.	—	500	—	—	500
COSES GT	—	500	—	—	500
Key management [3]	3,423	3,276	3,422	1,322	4,599

(In millions of Korean won)	2019 [1]
	Beginning	Loans	Collections	Others	Ending
Parent’s subsidiaries
KB Securities Co., Ltd.	25,617	892,470	853,096	298	65,289
KB Kookmin Card Co., Ltd.	3,354	268,897	252,639	71	19,683
KB Capital Co., Ltd.	54,787	7,624	—	2,078	64,489
KB Star Office Private Real Estate Investment Trust No.3	24,000	—	24,000	—	—
KB Star Office Private Real Estate Investment Trust No.4	20,000	—	—	—	20,000
Associates
Incheon Bridge Co., Ltd.	191,082	—	10,500	4,975	185,557
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	8,300	27,998	34,398	—	1,900
Food Factory Co., Ltd.	200	1,800	20	7	1,987
APRO Co., Ltd. [2]	—	2,000	—	16	2,016
BNF Corporation Ltd. [2]	—	—	—	1,400	1,400
Acts Co., Ltd.	—	68	68	—	—
Key management [3]	2,218	638	555	1,122	3,423

[1]	Transactions between related parties, such as settlements arising from operating activities and daylight overdraft to be repaid on the day of handling, are excluded.
[2]	Excluded from the Group’s related party as of December 31, 2020.
[3]	Includes loan transactions that occurred before they became related parties.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

41.6 Significant borrowing transactions with related parties for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		2020
		Beginning	Borrowing	Repayment	Others [1]	Ending
Parent
KB Financial Group Inc.	Deposits	18,537	—	—	4,547	23,084
Parent’s subsidiaries
KB Securities Co., Ltd.	Deposits	423,053	75,000	97,720	64,251	464,584
KB Asset Management Co., Ltd.	Deposits	6,929	—	—	(14)	6,915
KB Real Estate Trust Co., Ltd.	Deposits	49,708	—	—	21,553	71,261
KB Investment Co., Ltd.	Deposits	62,686	258,000	230,000	3,284	93,970
KB Credit Information Co., Ltd.	Deposits	4,047	647	410	1,056	5,340
KB Data System Co., Ltd.	Deposits	21,642	11,500	16,500	919	17,561
KB Life Insurance Co., Ltd.	Deposits	571	—	—	1,514	2,085
	Borrowings	25,000	—	—	(25,000)	—
KB Kookmin Card Co., Ltd.	Deposits	74,800	25,500	22,000	14,190	92,490
KB Capital Co., Ltd.	Deposits	126,878	—	—	63,453	190,331
KB Insurance Co., Ltd.	Deposits	5,485	—	—	(2,120)	3,365
	Borrowings	20,000	—	—	(20,000)	—
	Debentures	29,991	—	—	3	29,994
Prudential Life Insurance Company of Korea Ltd.	Deposits	—	—	—	303	303
	Debentures	—	—	—	30,000	30,000
KB Star Office Private Real Estate Investment Trust No.3	Deposits	7,364	—	7,193	—	171
KB Star Office Private Real Estate Investment Trust No.4	Deposits	1,983	—	1,451	—	532
Associates
Korea Credit Bureau Co., Ltd.	Deposits	17,966	1,000	—	1,016	19,982
Incheon Bridge Co., Ltd.	Deposits	45,447	20,000	21,260	(4,667)	39,520
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	753	—	—	(117)	636
Computerlife Co., Ltd.	Deposits	1	—	—	(1)	—
Skydigital INC.	Deposits	25	—	—	(10)	15
Jo Yang Industrial Co., Ltd.	Deposits	2	—	—	—	2
KB12-1 Venture Investment Partnership [2]	Deposits	440	—	—	(440)	—
KB High-Tech Company Investment Fund	Deposits	11,755	8,000	8,000	940	12,695
Aju Good Technology Venture Fund	Deposits	5,456	1,442	—	(3,805)	3,093
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	7,054	1,500	6,500	(1,131)	923

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	12	—	—	1,789	1,801
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	13,118	—	—	(5,021)	8,097
KB Global Platform Fund	Deposits	17,928	—	—	2,269	20,197
NEOMIO CORP.	Deposits	—	—	—	535	535
WJ Private Equity Fund No.1	Deposits	—	—	—	349	349
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1	Deposits	8,293	2,117	5,630	(525)	4,255
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Deposits	8	—	—	(2)	6
KB No.17 Special Purpose Acquisition Company	Deposits	1,742	1,525	1,500	(56)	1,711
KB No.18 Special Purpose Acquisition Company	Deposits	2,140	2,063	2,100	(2)	2,101
KB No.19 Special Purpose Acquisition Company	Deposits	1,093	1,000	1,000	(40)	1,053
KB No.20 Special Purpose Acquisition Company	Deposits	1,984	1,522	1,500	(290)	1,716
RAND Bio Science Co., Ltd.	Deposits	4,452	2,250	3,750	(2,259)	693
Wise Asset Management Co., Ltd.	Deposits	21	—	—	(21)	—
Food Factory Co., Ltd.	Deposits	1,073	1,503	1,003	(18)	1,555
Acts Co., Ltd.	Deposits	1	—	—	17	18
Paycoms Co., Ltd.	Deposits	1	—	—	—	1
Big Dipper Co., Ltd.	Deposits	6	—	—	(5)	1
APRO Co., Ltd. [2]	Deposits	3,201	—	—	(3,201)	—
Hasys.	Deposits	—	—	—	1	1
Stratio, Inc.	Deposits	726	—	—	(713)	13
UPRISE, Inc.	Deposits	—	—	—	11	11
CellinCells Co., Ltd.	Deposits	1,545	—	—	(1,285)	260
COSES GT	Deposits	—	—	—	292	292
Fabric Time Co., Ltd.	Deposits	395	7,002	3,801	351	3,947
BNF Corporation Ltd. [2]	Deposits	947	—	—	(947)	—
GOMI CORPORATION	Deposits	—	—	—	37	37
S&E BIO	Deposits	—	—	—	1,142	1,142
KB IGen Private Equity Fund No.1 [2]	Deposits	147	—	—	(147)	—
KB Pre IPO Secondary Venture Fund No.1	Deposits	2,955	—	—	(2,326)	629
4N Inc.	Deposits	—	—	—	76	76
Contents First	Deposits	—	4,000	3,000	823	1,823
December & Company Inc.	Deposits	—	—	—	1	1
GENINUS Inc.	Deposits	—	—	—	13,630	13,630
Key management [3]	Deposits	10,104	15,241	15,206	884	11,023

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)		2019
		Beginning	Borrowing	Repayment	Others [1]	Ending
Parent
KB Financial Group Inc.	Deposits	69,621	310,000	370,000	8,916	18,537
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Deposits	3,284	—	—	3,645	6,929
KB Real Estate Trust Co., Ltd.	Deposits	27,321	—	—	22,387	49,708
KB Investment Co., Ltd.	Deposits	20,784	410,000	365,000	(3,098)	62,686
KB Credit Information Co., Ltd.	Deposits	4,240	1,611	1,425	(379)	4,047
KB Data System Co., Ltd.	Deposits	18,059	18,500	13,500	(1,417)	21,642
KB Life Insurance Co., Ltd.	Deposits	1,576	—	—	(1,005)	571
	Borrowings	25,000	—	—	—	25,000
KB Kookmin Card Co., Ltd.	Deposits	84,089	22,000	22,000	(9,289)	74,800
KB Capital Co., Ltd.	Deposits	64,283	—	—	62,595	126,878
KB Insurance Co., Ltd.	Deposits	5,188	—	2,441	2,738	5,485
	Borrowings	20,000	—	—	—	20,000
	Debenture	30,002	—	—	(11)	29,991
KB Securities Co., Ltd.	Deposits	334,470	96,445	75,000	67,138	423,053
KB Star Office Private Real Estate Investment Trust No.3	Deposits	5,361	2,003	—	—	7,364
KB Star Office Private Real Estate Investment Trust No.4	Deposits	1,629	354	—	—	1,983
Associates
Korea Credit Bureau Co., Ltd.	Deposits	15,674	—	3,000	5,292	17,966
Incheon Bridge Co., Ltd.	Deposits	43,666	25,260	5,260	(18,219)	45,447
Doosung Metal Co., Ltd.	Deposits	3	—	—	(3)	—
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	1,229	—	—	(476)	753
Carlife Co., Ltd.	Deposits	2	—	—	(2)	—
Computerlife Co., Ltd.	Deposits	1	—	—	—	1
Skydigital INC.	Deposits	16	—	—	9	25
Jo Yang Industrial Co., Ltd.	Deposits	—	—	—	2	2
KB12-1 Venture Investment Partnership [2]	Deposits	245	—	—	195	440
KB High-Tech Company Investment Fund	Deposits	275	5,500	5,500	11,480	11,755
Aju Good Technology Venture Fund	Deposits	6,439	—	—	(983)	5,456
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	7,088	15,000	10,000	(5,034)	7,054

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	618	—	—	(606)	12
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	18,813	—	—	(5,695)	13,118
KB Global Platform Fund	Deposits	—	—	—	17,928	17,928
Associate of parent
KB Star Office Private Real Estate Investment Trust No.1	Deposits	7,946	5,018	5,072	401	8,293
Associates of parent’s subsidiaries
SY Auto Capital Co., Ltd.	Deposits	5	—	—	3	8
KB No.9 Special Purpose Acquisition Company [2]	Deposits	2,275	—	2,266	(9)	—
KB No.10 Special Purpose Acquisition Company [2]	Deposits	1,666	—	1,618	(48)	—
KB No.11 Special Purpose Acquisition Company [2]	Deposits	658	—	530	(128)	—
KB No.17 Special Purpose Acquisition Company	Deposits	—	1,500	—	242	1,742
KB No.18 Special Purpose Acquisition Company	Deposits	—	2,200	100	40	2,140
KB No.19 Special Purpose Acquisition Company	Deposits	—	1,000	—	93	1,093
KB No.20 Special Purpose Acquisition Company	Deposits	—	1,500	—	484	1,984
RAND Bio Science Co., Ltd.	Deposits	232	1,900	—	2,320	4,452
Wise Asset Management Co., Ltd.	Deposits	696	—	682	7	21
Built On Co., Ltd. [2]	Deposits	7	—	—	(7)	—
Food Factory Co., Ltd.	Deposits	68	—	—	1,005	1,073
Acts Co., Ltd.	Deposits	29	—	—	(28)	1
Paycoms Co., Ltd.	Deposits	1	—	—	—	1
Big Dipper Co., Ltd.	Deposits	182	—	—	(176)	6
Apro Co., Ltd. [2]	Deposits	2,201	—	—	1,000	3,201
Rainist Co., Ltd.		1	—	—	(1)	—
Spark Biopharma Inc. [2]	Deposits	2,630	17,000	9,000	(10,630)	—
Stratio, Inc.	Deposits	516	—	—	210	726
NEXELON Co., Ltd. [2]	Deposits	—	—	200	200	—
CellinCells Co., Ltd.	Deposits	—	—	—	1,545	1,545
KB IGen Private Equity Fund No.1 [2]	Deposits	148	—	—	(1)	147
KB Pre IPO Secondary Venture Fund No.1	Deposits	1,115	—	—	1,840	2,955
Fabric Time Co., Ltd.	Deposits	—	—	—	395	395
BNF Corporation Ltd. [2]	Deposits	—	—	—	947	947
Key management [3]	Deposits	9,771	8,724	8,232	(159)	10,104

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related party as of December 31, 2020.
[3]	Includes borrowing transactions that occurred before they became related parties.

41.7 Significant investment and withdrawal transactions with related parties for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Equity investments and others	Withdrawals and others
Parent’s subsidiaries
Hanbando BTL Private Special Asset Fund	—	24,039
Hope Sharing BTL Private Special Asset Fund	—	1,655
KB Mezzanine Private Security Investment Trust No.2 *	—	46,051
KB Intellectual Property Fund	—	180
KB Senior Loan Private Fund No.1	—	1,080
KB KBSTAR Mid-Long Term KTB Active ETF (Bond) *	—	20,402
KB Onkookmin 2030 TDF Fund (FoFs) *	—	86
KB Star Office Private Real Estate Investment Trust No.3	—	3,579
KB Star Office Private Real Estate Investment Trust No.4	—	2,101
KB Korea Short Term Premium Private Securities No.10(USD)(Bond) *	—	69,710
KB New Renewable Energy Private Special Asset Fund No.1	32,640	871
KB Mezzanine Private Securities Fund No.3	18,019	16,587
KB Wise Star Jongno Tower Real Estate Master Fund	—	367
Koratevien Specialist Private Equity Fund No.1	—	1,015
KB Europe Renewable Specialized Private Equity Private Asset Investment Trust No.2	8,675	—
KB BMO Senior Loan Private Special Asset Fund No.2(FOF)	29,015	566
KB Wise Star Private Real Estate Feeder Fund No.12 *	20,000	800
KB Korea Short Term Premium Private Securities No.15(USD)(Bond)	23,508	—
KB Korea Short Term Premium Private Securities No.17(USD)(Bond)	68,082	—
KB Sinansan Line Private Special Asset Fund(SOC)	27,857	—
Associates
Korea Credit Bureau Co., Ltd.	—	90
Balhae Infrastructure Company	894	6,973
KB GwS Private Securities Investment Trust	—	7,453
KB12-1 Venture Investment Partnership *	—	50,642
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	—	2,584
Future Planning KB Start-up Creation Fund	—	3,200
KB High-Tech Company Investment Fund	—	13,550
Aju Good Technology Venture Fund	—	2,885
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	3,200
KB-TS Technology Venture Private Equity Fund	1,200	2,940
KB Digital Innovation & Growth New Technology Business Investment Fund	1,125	—
KB Intellectual Property Fund No.2	6,000	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

KB Digital Innovation Investment Fund Limited Partnership	2,800	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	4,000	1,600
KB SPROTT Renewable Private Equity Fund No.1	3,286	—
KB Global Platform Fund	9,000	—
KB-UTC Inno-Tech Venture Fund	11,310	—
WJ Private Equity Fund No.1	10,000	—
All Together Korea Fund No.2	100,000	90,127
KB Pre-IPO New Technology Business Investment Fund No.2	2,500	—
KB Smart Scale Up Fund	4,000	—
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1	—	1,273
Associate of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	5,196	—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	1,900	—

	2019
(In millions of Korean won)	Equity investments and others	Withdrawals and others
Parent’s subsidiaries
Hanbando BTL Private Special Asset Fund	—	21,563
Hope Sharing BTL Private Special Asset Fund	—	1,653
KB Intellectual Property Fund	—	182
KB Senior Loan Private Fund No.1	—	13,458
KB Evergreen Private Securities Fund 98 (Bond) *	—	52,302
KB KBSTAR Mid-Long Term KTB Active ETF (Bond) *	—	500
KB Onkookmin 2025 TDF Fund (FoFs) *	5,500	—
KB Onkookmin 2030 TDF Fund (FoFs) *	5,500	—
KB Onkookmin 2035 TDF Fund (FoFs) *	—	2,289
KB Onkookmin 2045 TDF Fund (FoFs) *	—	2,184
KB Star Office Private Real Estate Investment Trust No.3	—	2,313
KB Star Office Private Real Estate Investment Trust No.4	—	1,713
KB Korea Short Term Premium Private Securities No.4(USD)(Bond) *	—	48,050
KB Korea Short Term Premium Private Securities No.5(USD)(Bond) *	92,776	211,053
KB Korea Short Term Premium Private Securities No.10(USD)(Bond) *	70,176	—
KB Global Core Bond Securities Feeder Fund(Bond)	30,000	22,220
KB Haeoreum Private Securities Investment Trust No.96 *	—	50,656
KB New Renewable Energy Private Special Asset Fund No.1	858	4
KB Mezzanine Private Securities Fund No.3	22,000	—
KB Wise Star Jongno Tower Real Estate Master Fund	65,000	1,836
Koratevien Specialist Private Equity Fund No.1	35,000	—
KB Europe Renewable Specialized Private Equity Private Asset Investment Trust No.2	3,767	—
KB Global Infra Private Special Asset Fund No.5	1	—
KB Global Infra Private Special Asset Fund No.6	1	—
Associates
Korea Credit Bureau Co., Ltd.	—	135
Balhae Infrastructure Company	592	6,855
KoFC KBIC Frontier Champ 2010-5 (PEF) *	—	138

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

KB GwS Private Securities Investment Trust	—	7,276
KB12-1 Venture Investment Partnership *	—	3,400
Future Planning KB Start-up Creation Fund	—	4,400
KB High-Tech Company Investment Fund	—	6,950
Aju Good Technology Venture Fund	1,960	—
KB-KDBC Pre-IPO New Technology Business Investment Fund	2,500	—
KB-TS Technology Venture Private Equity Fund	4,200	1,200
KB Digital Innovation & Growth New Technology Business Investment Fund	1,125	—
KB Intellectual Property Fund No.2	6,000	—
KB Digital Innovation Investment Fund Limited Partnership	24,500	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	7,000	—
KB SPROTT Renewable Private Equity Fund No.1	1,327	—
KB Global Platform Fund	19,500	—
KB-UTC Inno-Tech Venture Fund	300	—
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1	—	1,275
Associate of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	4,040	1,060

*	Excluded from the Group’s related party as of December 31, 2020.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

41.8 Acceptances and guarantees and unused commitments provided to related parties as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		December 31, 2020	December 31, 2019
Parent’s subsidiaries
KB Securities Co., Ltd.	Loan commitments in Korean won	137,213	140,000
KB Investment Co., Ltd.	Loss sharing agreements	1,000	1,000
KB Kookmin Card Co., Ltd.	Loan commitments in Korean won	820,000	820,000
	Loan commitments in foreign currency	3,264	3,473
	Other commitments in Korean won	1,300,000	1,300,000
KB Capital Co., Ltd.	Other commitments in foreign currency	11,968	—
KB Insurance Co., Ltd.	Loan commitments in Korean won	20,000	20,000
KB Mezzanine Private Security Investment Trust No.2 *	Purchase of securities	—	11,141
KB Mezzanine Private Securities Fund No.3	Purchase of securities	30,241	48,260
KB Senior Loan Private Fund No.1	Purchase of securities	—	3,770
KB New Renewable Energy Private Special Asset Fund No.1	Purchase of securities	6,502	39,142
KB Europe Renewable Specialized Private Equity Private Asset Investment Trust No.2	Purchase of securities	6,215	14,454
KB Global Infra Private Special Asset Fund No.5	Purchase of securities	24,999	24,999
KB Global Infra Private Special Asset Fund No.6	Purchase of securities	24,999	24,999
KB BMO Senior Loan Private Special Asset Fund No.2(FOF)	Purchase of securities	6,435	—
KB Sinansan Line Private Special Asset Fund(SOC)	Purchase of securities	280,143	—
Associates
Balhae Infrastructure Company	Purchase of securities	6,433	7,327
Incheon Bridge Co., Ltd.	Loan commitments in Korean won	20,000	20,000
KB GwS Private Securities Investment Trust	Purchase of securities	—	876
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	Purchase of securities	—	10,040
Aju Good Technology Venture Fund	Purchase of securities	—	1,154
KB-TS Technology Venture Private Equity Fund	Purchase of securities	1,980	3,180
KB Digital Innovation & Growth New Technology Business Investment Fund	Purchase of securities	1,125	2,250
KB Intellectual Property Fund No.2	Purchase of securities	—	6,000
KB Digital Innovation Investment Fund Limited Partnership	Purchase of securities	—	2,800
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Purchase of securities	5,000	9,000

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

KB SPROTT Renewable Private Equity Fund No.1	Purchase of securities	14,887	18,173
KB Global Platform Fund	Purchase of securities	21,500	30,500
KB-UTC Inno-Tech Venture Fund	Purchase of securities	3,390	14,700
All Together Korea Fund No.2	Purchase of securities	990,000	—
KB Pre-IPO New Technology Business Investment Fund No.2	Purchase of securities	7,500	—
KB Smart Scale Up Fund	Purchase of securities	46,000	—
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Loan commitments in Korean won	—	8,100
Food Factory Co., Ltd.	Loan commitments in Korean won	388	—
BNF Corporation Ltd. *	Loan commitments in Korean won	—	360
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities	10,764	15,960
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities	8,100	—
Key management	Loan commitments in Korean won	731	564

*	Excluded from the Group’s related party as of December 31, 2020.

41.9 Acceptances and guarantees and unused commitments provided from related parties as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		December 31, 2020	December 31, 2019
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	3,404	12,209
KB Real Estate Trust Co., Ltd.	Purchase of securities	19	19
KB Securities Co., Ltd.	Purchase of securities	19	19
KB Life Insurance Co., Ltd.	Purchase of securities	104	3,438
KB Insurance Co., Ltd.	Purchase of securities	9	3,343
KB Asset Management Co., Ltd.	Purchase of securities	2	666
KB Kookmin Card Co., Ltd.	Loan commitment in Korean won	89,768	86,400

41.10 Details of compensation to key management for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,804	76	1,532	3,412
Registered directors (non-executive)	432	—	—	432
Non-registered directors	6,286	297	3,719	10,302

	8,522	373	5,251	14,146

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	2019
	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,833	49	1,594	3,476
Registered directors (non-executive)	402	—	—	402
Non-registered directors	5,767	213	4,235	10,215

	8,002	262	5,829	14,093

41.11 Major types of transactions between the Group and the related parties include deposit taking transactions, loan transactions such as general purpose loans, corporate purchase loans, B2B loans etc., settlements of funds arising from overseas remittance, providing credit line through the acceptance of letter of credit issued by the Bank, and overdraft accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

41.12 Details of collateral provided to related parties as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		December 31, 2020		December 31, 2019
	Assets pledged *	Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Parent’s subsidiaries
KB Securities Co., Ltd.	Securities	52,616	52,000	50,471	50,000
KB Life Insurance Co., Ltd.	Securities	25,896	25,000	25,977	25,000
	Building/ Land	—	—	207,333	32,500
KB Insurance Co., Ltd.	Securities	49,982	50,000	49,990	50,000
	Building/ Land	—	—	207,333	26,000
*	Collaterals related to lease contracts arising from operating activities between related parties are excluded.

41.13 Details of collateral provided from related parties as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Assets pledged as collateral [1]	December 31, 2020	December 31, 2019
Parent’s subsidiaries
KB Securities Co., Ltd.	Time deposits / Beneficiary right certificate	167,000	167,000
	Securities	26,981	27,948
	Real estate [2]	12,000	12,000
KB Life Insurance Co., Ltd.	Securities	10,000	10,000
KB Kookmin Card Co., Ltd.	Time deposits	22,000	22,000
KB Insurance Co., Ltd.	Securities	60,000	135,500
KB Credit Information Co., Ltd.	Time deposits and others	1,848	1,611
KB Star Office Private Real Estate Investment Trust No.4	Real estate	24,000	24,000
Key management	Time deposits and others	213	192
	Real estate	4,056	2,922

[1]	Collaterals related to lease contracts arising from operating activities between related parties are excluded.
[2]	Related to KB Wise Star Jongno Tower Real Estate Master Fund, a subsidiary of KB Securities Co., Ltd.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

As of December 31, 2020, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group that consists of the Bank and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders that consist of the Bank and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to the project financing group that consists of the Bank and 5 other institutions.

41.14 The amounts of debt securities and others purchased through KB securities Co., Ltd. are ~~W~~ 14,312,409 million and ~~W~~ 12,778,602 million for the years ended December 31, 2020 and 2019, respectively, and the amounts of debt securities and others sold through KB securities Co., Ltd. are ~~W~~ 14,569,878 million and ~~W~~ 7,799,397 million for the years ended December 31, 2020 and 2019, respectively. In addition, KB Securities Co., Ltd. acquired through underwriting of ~~W~~ 400,000 million and ~~W~~ 2,120,000 million of debentures issued by the Bank for the years ended December 31, 2020 and 2019, respectively.

41.15 The amounts of intangible assets and others purchased from KB Data System Co., Ltd. are ~~W~~ 21,547 million and ~~W~~ 37,004 million for the years ended December 31, 2020 and 2019, respectively.

41.16 The Bank has entered into CLS (Continuous Linked Settlement) service agreement with KB Securities Co., Ltd. and accordingly the Bank is able to provide intraday liquidity of USD 500 million on the condition of repayment on the day of payment.

41.17 The Bank and KB Kookmin Card Co., Ltd. are jointly and severally liable for the liabilities of the Bank before the spin-off date.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

42. Business Combination

42.1 Acquisition of PRASAC Microfinance Institution Plc (PRASAC).

On April 10, 2020, the Group acquired a 161 million shares which is 70% of the total 230 million shares in PRASAC, a microfinance company in Cambodia, for US$ 603 million from existing shareholders. Therefore, PRASAC became a subsidiary of the Group.

The main purpose of the business combination is to improve competitiveness of global business by maximizing the operational synergy with foreign subsidiaries.

Details of consideration paid, assets acquired and liabilities assumed are as follows:

(In millions of Korean won)	2020
Consideration
Cash	733,976

Total consideration transferred (A)	733,976

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions	658,865
Loans measured at amortized cost	3,194,211
Financial investments	35
Property and equipment	24,472
Intangible assets	1,821
Current income tax assets	873
Deferred income tax assets	26,330
Other assets	37,325

Total assets (B)	3,943,932

Deposits	2,222,944
Borrowings	1,038,684
Debentures	89,570
Current income tax liabilities	9,238
Deferred income tax liabilities	323
Other liabilities	101,696

Total liabilities (C)	3,462,455

Total identifiable net assets	481,477

Non-controlling interests (D) [1]	144,443
Goodwill (=A-B+C+D) [2]	396,942

[1]	Measured at the proportionate share (30%) of the fair value of PRASAC’s net assets as of the acquisition date.
[2]	As a result of the business combination, there was a goodwill and the Group recognized it as intangible assets in the consolidated statement of financial position.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Details of loans acquired are as follows:

(In millions of Korean won)	2020
Acquiree’s carrying amount of loans	3,294,798
Present value of contractual cash flows not expected to be paid	(100,587)

Fair value of loans	3,194,211

The Group has signed an agreement with the existing shareholders of PRASAC. The existing shareholders have the right of put option to sell 30% of the remaining shares to the Group, and they are entitled to exercise their rights at the exercise price calculated on the basis of the adjusted book value of net asset as of 2021 year-end, within six months from the issue date of the audit report or the confirmation date of the adjusted value. If the put option is not exercised until its expiry, the Group has a right to exercise a call option during the six months following the expiry of such put option. All shareholders are restricted from selling shares or additional pledge before exercising the put option and call option. In addition, the Group has agreed to pay dividends to existing shareholders of PRASAC for 30% of the amount exceeding USD 370 million based on the adjusted carrying value of net asset and this payment can be added to the exercised price of put option in accordance with the shareholders’ agreement.

Amount of the recognized liabilities and deducted equity in relation to the above agreement with shareholders are as follows:

(In millions of Korean won)	2020
Agreement with shareholders (purchase of remaining shares and payment of dividends)
Other payables (present value of exercising price of options)	308,236
Other payables (present value of expected dividends)	102,986

411,222

Attributable to ordinary equity holders of the Parent Company (capital surplus)	(411,222)

Operating income and net profit of PRASAC for the period after the acquisition date were ~~W~~ 147,571 million and ~~W~~ 118,339 million, respectively, which are reflected in the consolidated statement of comprehensive income, and the amount attributed to net profit to shareholders of the Parent Company is ~~W~~ 82,837 million.

If PRASAC was consolidated from the beginning of the current period, its operating income and net profit to be reflected in the consolidated statement of comprehensive income would be ~~W~~ 183,735 million and ~~W~~ 147,383 million, respectively and the amount that would have been attributed to net profit to shareholders of the Parent Company is ~~W~~ 103,168 million.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

42.2 Acquisition of PT Bank Bukopin TBK

At the Board of Directors meeting held on July 16, 2020, the Group has decided to acquire additional ordinary shares of PT Bank Bukopin TBK, the Group’s associate, which operates a banking business in Indonesia, through issuance of shares in the form of an allotment to shareholders (1st) and an allotment to the third party (2nd).

Accordingly, the Group acquired 2,967,600,372 ordinary shares for IDR 534,168,066,960 (~~W~~ 43,909 million) from issuance of shares in the form of an allotment to shareholders (1st) on July 30, 2020, and 16,360,578,947 ordinary shares for IDR 3,108,509,999,930 (~~W~~ 252,722 million) from issuance of shares in the form of an allotment to the third party (2nd) on September 2, 2020. The Group secured 67.00% of PT Bank Bukopin TBK through paid-in capital increase twice, and PT Bank Bukopin TBK became a subsidiary of the Group on September 2, 2020.

The main purpose of the business combination is to improve competitiveness of global business by maximizing the operational synergy with foreign subsidiaries.

Details of consideration paid, assets acquired and liabilities assumed are as follows:

(In millions of Korean won)	2020
Consideration
Fair value of existing shares at the time of exchange	78,446
Cash (=16,360,578,947shares x 190 IDR)	252,722

Total consideration transferred (A)	331,168

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions	300,424
Financial assets at fair value through profit or loss	3,960
Derivative assets	130
Loans measured at amortized cost	4,256,209
Financial investments	469,625
Property and equipment	280,197
Intangible assets	99,085
Deferred income tax assets	25,350
Assets held for sale	183,642
Other assets	272,775

Total assets (B)	5,891,397

Deposits	4,253,557
Borrowings	838,142
Debentures	141,806
Provisions	3,522
Net defined benefit liabilities	15,141
Other liabilities	276,336

Total liabilities (C)	5,528,504

Total identifiable net assets	362,893

Non-controlling interests [1]	120,945
Goodwill (=A-B+C+D) [2]	89,220

[1]	The sum of the existing non-controlling interests held by PT Bank Bukopin TBK and the proportionate share (33%) of the fair value of PT Bank Bukopin TBK’s net assets as of the acquisition date.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

[2]	As a result of the business combination, there was a goodwill and the Group recognized it as intangible assets in the consolidated statement of financial position.

Details of loans acquired are as follows:

(In millions of Korean won)	2020
Acquiree’s carrying amount of loans	5,053,321
Present value of contractual cash flows not expected to be paid	(797,112)

Fair value of loans	4,256,209

In 2020, the Group measured 33.90% shares of PT Bank Bukopin TBK, which the Group held before the business combination, at fair value, and recognized ~~W~~ 30,277 million as gain on investment in associates in the consolidated statement of comprehensive income.

Operating loss and net loss of PT Bank Bukopin TBK for the period after the acquisition date were ~~W~~ 61,051 million and ~~W~~ 43,402 million, respectively, which are reflected in the consolidated statement of comprehensive income, and the amount attributed to net loss to shareholders of the Parent Company is ~~W~~ 29,223 million.

If PT Bank Bukopin TBK was consolidated from the beginning of the current period, its operating loss and net loss to be reflected in the consolidated statement of comprehensive income would be ~~W~~ 190,584 million and ~~W~~ 146,227 million, respectively and the amount that would have been attributed to net loss to shareholders of the Parent Company is ~~W~~ 97,981 million.

Details of intangible assets recognized as a result of business combinations are as follows:

(In millions of Korean won)	2020
Core deposits [1]	95,477
Others [2]	3,608

99,085

[1]	It is an identifiable intangible asset and reflects the fair value of financing costs saved through stable relationships with saving customers.
[2]	Software and other intangible assets which were previously held by PT Bank Bukopin TBK.

43. Approval of Issuance of the Consolidated Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2020, was approved by the Board of Directors on February 3, 2021.

Exhibit 99.2

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Financial Statements

December 31, 2020 and 2019

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholder and Board of Directors

Kookmin Bank

Opinion

We have audited the separate financial statements of Kookmin Bank (“the Bank”), which comprise the statement of financial position as of December 31, 2020, the statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information..

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2020, and its financial performance and its cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

As described in note 37.6 (d) to the separate financial statements, the ongoing COVID-19 pandemic has a negative impact on the global economy and increased uncertainty in estimation of the Bank’s expected credit losses on certain portfolios and potential impairment on assets, which might adversely affect the Bank’s ability to generate revenue. Our opinion is not modified in respect of this matter.

Other Matters

The separate financial statements of the Bank for the year ended December 31, 2019 were audited by another auditor who expressed an unmodified opinion on those statements on March 5, 2020.

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

1

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 8, 2021

This report is effective as of March 8, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Financial Position

December 31, 2020 and 2019

(In millions of Korean won)	Notes	2020	2019
Assets
Cash and due from financial institutions	4,6,7,36	17,989,041	13,093,005
Financial assets at fair value through profit or loss	4,6,8,12	12,191,559	9,785,350
Derivative financial assets	4,6,9	4,581,835	2,319,687
Loans measured at amortized cost	4,6,8,10,11	317,673,667	291,425,606
Financial investments	4,6,8,12	57,371,162	52,039,028
Investments in associates and subsidiaries	13,38	2,198,091	1,050,407
Property and equipment	14	3,733,121	3,770,027
Investment property	14	89,106	38,400
Intangible assets	15	432,643	265,996
Current income tax assets	32	40,176	11,373
Assets held for sale	17	5,263	6,941
Other assets	4,6,18	5,820,570	5,680,023

Total assets		422,126,234	379,485,843

Liabilities
Financial liabilities at fair value through profit or loss	4,6	141,277	80,235
Derivative financial liabilities	4,6,9	4,295,713	2,156,763
Deposits	4,6,19	319,082,424	295,690,896
Borrowings	4,6,20	25,099,647	18,706,328
Debentures	4,6,21	24,690,676	17,142,392
Provisions	22	384,133	310,666
Net defined benefit liabilities	23	150,735	179,046
Current income tax liabilities	32	3,962	6,814
Deferred income tax liabilities	16,32	322,721	200,412
Other liabilities	4,6,24,30	17,495,134	16,151,045

Total liabilities		391,666,422	350,624,597

Equity
Capital stock	25	2,021,896	2,021,896
Hybrid securities	25	574,523	574,523
Capital surplus	25	5,220,031	5,220,031
Accumulated other comprehensive income	25,34	594,413	143,388
Retained earnings	25,33,34	22,048,949	20,901,408
(Provision of regulatory reserve for credit losses
December 31, 2020 : ~~W~~ 2,404,324 million
December 31, 2019 : ~~W~~ 2,270,125 million)
(Amounts estimated to be appropriated
December 31, 2020 : ~~W~~ 29,717 million
December 31, 2019 : ~~W~~ 134,199 million)

Total equity		30,459,812	28,861,246

Total liabilities and equity		422,126,234	379,485,843

The above separate statements of financial position should be read in conjunction with the accompanying notes.

3

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Comprehensive Income

December 31, 2020 and 2019

(In millions of Korean won)	Notes	2020	2019
Interest income		9,718,689	10,533,742
Interest income from financial instruments at fair value through other comprehensive income and amortized cost		9,637,976	10,426,144
Interest income from financial instruments at fair value through profit or loss		80,713	107,598
Interest expense		(3,279,833)	(4,243,698)

Net interest income	26	6,438,856	6,290,044

Fee and commission income		1,455,607	1,505,343
Fee and commission expense		(350,357)	(337,751)

Net fee and commission income	27	1,105,250	1,167,592

Net gains on financial instruments at fair value through profit or loss	28	335,681	421,140

Net other operating expense	29	(221,587)	(594,574)

General and administrative expenses	14,15,23,30,39	(4,027,767)	(3,851,974)

Operating profit before provision for credit losses		3,630,433	3,432,228

Provision for credit losses	7,11,12,18,22	(460,813)	(102,970)

Operating profit		3,169,620	3,329,258
Net non-operating loss	31	(79,223)	(34,636)

Profit before income tax expense		3,090,397	3,294,622
Income tax expense	32	(823,438)	(872,929)

Profit for the period		2,266,959	2,421,693

(Adjusted profit after provision of regulatory reserve for credit losses	25
2020 : ~~W~~ 2,237,242 million
2019 : ~~W~~ 2,287,494 million)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23	(4,001)	(40,369)
Net gains (losses) on equity instruments at fair value through other comprehensive income		666,641	(17,151)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(3,457)	781
Net gains on debt instruments at fair value through other comprehensive income		34,871	33,506
Losses on cash flow hedging instruments	9	(6,382)	(15,230)

Other comprehensive income for the period, net of tax	34	687,672	(38,463)

Total comprehensive income for the period		2,954,631	2,383,230

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

4

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Changes in Equity

December 31, 2020 and 2019

(In millions of Korean won)	Notes	Capital Stock	Hybrid Securities	Capital Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total Equity
Balance at January 1, 2019		2,021,896	—	5,220,031	163,376	19,165,416	26,570,719
Comprehensive income for the period
Profit for the period		—	—	—	—	2,421,693	2,421,693
Remeasurements of net defined benefit liabilities		—	—	—	(40,369)	—	(40,369)
Net losses on equity instruments at fair value through other comprehensive income		—	—	—	1,324	(18,475)	(17,151)
Exchange differences on translating foreign operations		—	—	—	781	—	781
Net gains on debt instruments at fair value through other comprehensive income		—	—	—	33,506	—	33,506
Losses on cash flow hedging instruments		—	—	—	(15,230)	—	(15,230)

Total comprehensive income for the period		—	—	—	(19,988)	2,403,218	2,383,230

Transactions with the shareholder
Annual dividends		—	—	—	—	(667,226)	(667,226)
Issuance of hybrid securities		—	574,523	—	—	—	574,523

Total transactions with the shareholder		—	574,523	—	—	(667,226)	(92,703)

Balance at December 31, 2019		2,021,896	574,523	5,220,031	143,388	20,901,408	28,861,246

Balance at January 1, 2020		2,021,896	574,523	5,220,031	143,388	20,901,408	28,861,246

Comprehensive income for the period
Profit for the period		—	—	—	—	2,266,959	2,266,959
Remeasurements of net defined benefit liabilities		—	—	—	(4,001)	—	(4,001)
Net gains on equity instruments at fair value through other comprehensive income		—	—	—	429,994	236,647	666,641
Exchange differences on translating foreign operations		—	—	—	(3,457)	—	(3,457)
Net gains on debt instruments at fair value through other comprehensive income		—	—	—	34,871	—	34,871
Losses on cash flow hedging instruments		—	—	—	(6,382)	—	(6,382)

Total comprehensive income for the period		—	—	—	451,025	2,503,606	2,954,631

Transactions with the shareholder
Annual dividends		—	—	—	—	(731,926)	(731,926)
Interim dividends		—	—	—	—	(598,481)	(598,481)
Interest (dividends) on hybrid securities		—	—	—	—	(25,658)	(25,658)

Total transactions with the shareholder		—	—	—	—	(1,356,065)	(1,356,065)

Balance at December 31, 2020		2,021,896	574,523	5,220,031	594,413	22,048,949	30,459,812

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

5

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Cash Flows

December 31, 2020 and 2019

(in millions of Korean won)	Notes	2020	2019
Cash flows from operating activities
Profit for the period		2,266,959	2,421,693

Adjustment for non-cash items
Net gains on financial instruments at fair value through profit or loss		(321,161)	(192,418)
Net losses (gains) on derivative financial investments for hedging purposes		8,168	(108,267)
Adjustment of fair value of derivative financial instruments		(3,198)	282
Provision for credit losses		460,889	102,609
Net losses (gains) on financial investments		(179,941)	(95,524)
Net losses (gains) on associates and subsidiaries		75,760	(101)
Depreciation and amortization expense		541,435	498,480
Other net losses (gains) on property and equipment/intangible assets		(15,051)	1,503
Share-based payment		13,364	15,173
Post-employment benefits		159,385	157,946
Net interest expense		567,597	237,405
Gains on foreign currency translation		(206,135)	(93,555)
Other expense (income)		(14,310)	62,874

		1,086,802	586,407

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss		(762,469)	(1,212,179)
Derivative financial instrument		15,185	(18,856)
Loans measured at amortized cost		(28,023,528)	(16,499,522)
Current income tax assets		(19,070)	(8,741)
Deffered income tax assets		(286)	164
Other assets		(4,022,100)	(873,028)
Financial liabilities at fair value through profit or loss		49,648	(23,164)
Deposits		24,383,949	27,859,539
Deferred income tax liabilities		(139,844)	137,231
Other liabilities		(1,393,369)	1,231,001

		(9,911,884)	10,592,445

Net cash inflow (outflow) from operating activities		(6,558,123)	13,600,545

Cash flows from investing activities
Net cash flows from derivative financial instrument for hedging purposes		1,147	9,589
Disposal of financial assets at fair value through profit or loss		9,236,623	9,238,975
Acquisition of financial assets at fair value through profit or loss		(10,740,848)	(9,007,163)
Disposal of financial investments		72,082,607	59,503,216
Acquisition of financial investments		(76,798,447)	(68,575,150)
Disposal of investments in associates and subsidiaries		168,000	16,088
Acquisition of investments in associates and subsidiaries		(1,391,444)	(69,004)
Disposal of property and equipment		295	57
Acquisition of property and equipment		(330,500)	(523,504)
Disposal of intangible assets		1,125	7,126
Acquisition of intangible assets		(75,967)	(73,202)
Others		33,362	(59,821)

Net cash outflow from investing activities		(7,814,047)	(9,532,793)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes		(16,182)	(28,631)
Net increase in borrowings		6,965,556	955,745
Increase in debentures		14,453,023	4,766,568
Decrease in debentures		(6,606,480)	(9,561,329)
Payment of dividends		(1,330,407)	(667,226)
Net increase (decrease) in other payables to trust accounts		2,401,701	(89,353)
Issuance of hybrid securities		—	574,523
Others		(28,779)	(36,849)

Net cash inflow (outflow) from financing activities		15,838,432	(4,086,552)

Effect of exchange rate changes on cash and cash equivalents		(227,167)	155,856

Net increase in cash and cash equivalents		1,239,095	137,056
Cash and cash equivalents at the beginning of the period	36	4,545,632	4,408,576

Cash and cash equivalents at the end of the period	36	5,784,727	4,545,632

The above separate statements of cash flows should be read in conjunction with the accompanying notes.

6

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

1. The Bank

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX”) in September 1994. As a result of the merger with H&CB, the shareholders of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2020, the Bank’s paid-in capital is ~~W~~ 2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, mobile virtual network business in accordance with Special Act on Support for Financial Innovation, and other relevant businesses. As of December 31, 2020, the Bank operates its Seoul headquarters and 972 domestic branches, and eight overseas branches (excluding six subsidiaries and one office).

2. Basis of Preparation

2.1 Application of Korean IFRS

The Bank maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been translated into English from the Korean language separate financial statements.

The separate financial statements of the Bank have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Bank’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

7

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

The Bank has prepared the separate financial statements in accordance with Korean IFRS No.1027 Separate Financial Statements.

2.1.1 The Bank has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2020.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements and Korean IFRS No.1008 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the definition of material. Information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. These amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1103 Business Combination – Definition of a Business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and the definition of output excludes the returns in the form of lower costs and other economic benefits. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, an entity may elect to apply an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. These amendments do not have a significant impact on the financial statements.

2.1.2 The Bank has early adopted the following amended standards.

•	Amendments to Korean IFRS No.1107 Financial Instruments: Disclosure, Korean IFRS No.1109 Financial Instruments – Interest Rate Benchmark Reform

These amendments provide exceptions applying hedge accounting even though interest rate benchmark reform gives rise to uncertainties. In the hedging relationship, an entity shall assume that the interest rate benchmark on which the hedge cash flows are based is not altered as a result of interest rate benchmark reform when determining whether a forecast transaction is highly probable and prospectively assessing hedging effectiveness. For a hedge of a non-contractually specified benchmark component of interest rate risk, an entity shall apply the requirement that the risk component shall be separately identifiable only at the inception of the hedging relationship. The application of this exception is ceased either when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the hedge item, or when the hedging relationship that the hedge item is part of is discontinued. The Bank early adopted these amendments since 2019 as the amendments allow the early adoption.

The significant benchmark interest rate indicators for the hedge relationship are LIBOR and CD, and those affected by these amendments should be referred to Note 9.

8

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.1.3 The following amended standards have been published that are not mandatory for December 31, 2020 reporting periods and have not been early adopted by the Bank.

•	Amendments to Korean IFRS No.1116 Leases – Practical expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, and the amounts recognized in profit or loss as a result of applying this exemption should be disclosed. The amendments should be applied for annual periods beginning on or after June 1, 2020, and earlier application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

•

Amendments to Korean IFRS No.1109 Financial Instruments, Korean IFRS No.1039 Financial Instruments: Recognition and Measurement, Korean IFRS No.1107 Financial Instruments: Disclosure, Korean IFRS No.1104 Insurance Contracts and Korean IFRS No.1116 Lease – Interest Rate Benchmark Reform

In relation to interest rate benchmark reform, the amendments provide a practical expedient allowing entities to change the effective interest rate instead of changing the carrying amount and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The amendments should be applied for annual periods beginning on or after January 1, 2021, and earlier application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1016 Property, Plant and Equipment – Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

•	Korean IFRS No.1101 First time Adoption of Korean International Financial Reporting Standards – Subsidiaries that are first-time adopters

•	Korean IFRS No.1109 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS No.1116 Leases – Lease incentives

•	Korean IFRS No.1041 Agriculture – Measuring fair value

9

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

2.2 Measurement Basis

The separate financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of the Bank are measured using the currency of the primary economic environment in which the Bank operates (“functional currency”). The separate financial statements are presented in Korean won, which is the Bank’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of the separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks that may result in material adjustments to the separate financial statements are as follows:

2.4.1 Income taxes

The Bank is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments, wages, etc. in accordance with the Korean regulation called ‘Special Taxation for Facilitation of Investment and Mutually-beneficial Cooperation’, the Bank is liable to pay additional income tax calculated based on the tax laws. Therefore, the effect of recirculation of corporate income should be reflected in current and deferred income tax. As the Bank’s income tax is dependent on the actual investments, wages, etc. per each year, there are uncertainties with regard to measuring the final tax effects during the period when the tax law is applied.

10

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in fair value determination and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Allowances and provisions for credit losses

The Bank recognizes and measures allowances for credit losses of debt instruments measured at amortized cost and debt instruments measured at fair value through other comprehensive income. Also, the Bank recognizes and measures provisions for credit losses of acceptances and guarantees, and unused loan commitments. Accuracy of allowances and provisions for credit losses is dependent upon estimation of expected cash flows of the borrower for individually assessed loans, and upon assumptions and methodology used for collectively assessed groups of loans, acceptances and guarantees and unused loan commitments.

2.4.4 Net defined benefit liability

The present value of the net defined benefit liability is affected by changes in the various factors determined by the actuarial method.

2.4.5 Impairment of goodwill

The recoverable amounts of cash-generating units are determined based on value-in-use calculations to test whether impairment of goodwill has occurred.

2.4.6 Assessment of expected credit losses of financial instruments related to COVID-19

The proliferation of COVID-19 in 2020 negatively affected the global economy, despite of various forms of government support policy. Accordingly, the Bank was provided with various economic forecasting scenarios from KB Research, assuming macroeconomic changes due to the level of COVID-19 pandemic. The Bank reviewed the possibilities of each scenario comprehensively, updated the forward-looking information, and reflected its effect on expected credit losses through the statistical method. In order to reflect additional credit risk for financial assets whose industries are highly affected by COVID-19, the Bank measured expected credit losses using a conservative scenario comparing to the forecasted forward-looking information and proactively responded to the credit risk to be increased in the future by expanding the scope of loans subject to lifetime expected credit losses (non-impaired) and expanding the scope of loans subject to individual assessment. The Bank will continue to monitor the impact of COVID-19 on the expected credit losses by comprehensively considering the duration of the impact on the entire economy and the government’s policies.

11

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3. Significant Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3.1 Investments in Associates and Subsidiaries

Associates are entities over which the Bank has significant influence over the financial and operating policy decisions. Generally, if the Bank holds 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence.

Subsidiaries are companies that are controlled by the Bank. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Bank controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Bank and de-consolidated from the date when control is lost.

Investments in associates and subsidiaries are accounted for at cost in accordance with Korean IFRS No.1027. However, beneficiary certificates in private equity fund which is consolidated is classified as financial assets at fair value through profit or loss in accordance with Korean IFRS No.1109 and measured at fair value in accordance with Korean IFRS No.1113.

The Bank determines at each reporting period whether there is any objective evidence that the investments in the associates and subsidiaries are impaired. If this is the case, the Bank calculates the amount of impairment as the difference between the recoverable amount of the associate or subsidiary and its carrying value and recognizes the amount as non-operating income (expense) in the statement of comprehensive income.

3.2 Foreign Currency

3.2.1 Foreign currency transactions

A foreign currency transaction is recorded, at initial recognition in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was measured and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Except for the exchange difference for the net investment in a foreign operation and the financial liability designated as a hedging instrument of net investment, exchange differences arising on the settlement of monetary items or on translating monetary items is recognized in profit or loss. When gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income, conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

3.2.2 Foreign operations

The results and financial position of a foreign operation, whose functional currency differs from the Bank’s presentation currency, are translated into the Bank’s presentation currency based on the following procedures.

12

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

If the functional currency of a foreign operation is not the currency of a hyperinflationary economy, assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the end of the reporting period, income and expenses for each statement of comprehensive income presented (including comparatives) are translated using the average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gain or loss on disposal is recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Bank re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Bank reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.2.3 Translation of the net investment in a foreign operation

A monetary item that is receivable from or payable to a foreign operation, for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the Bank’s net investment in that foreign operation, then foreign currency difference arising from that monetary item is recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the net investment.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Bank recognizes a financial asset or a financial liability in its statement of financial position when the Bank becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

For financial reporting purpose, the Bank classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

13

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

3.3.2.1 Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

3.3.2.2 Fair value

The Bank uses quoted price in active market which is based on listed market price or dealer price quotations of financial instruments traded in active market as best estimate of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If there is no active market for a financial instrument, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable and willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Bank uses valuation models that are commonly used by market participants and customized for the Bank to determine fair values of common over-the-counter (“OTC”) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Bank uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not observable in market and therefore it is necessary to estimate fair value based on certain assumptions.

In addition, the fair value information recognized in the statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Bank can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment using unobservable inputs, that measurement is a Level 3 measurement.

14

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

The Bank’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management Subcommittee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in pricing the asset or liability, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The Bank uses valuation technique which maximizes the use of market inputs and minimizes the use of entity-specific inputs. It incorporates all factors that market participants would consider in pricing the asset or liability and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Bank calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The derecognition criteria for financial assets and financial liabilities are as follows:

3.3.3.1 Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial assets expire or the Bank transfers substantially all the risks and rewards of ownership of the financial asset, or the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and the Bank has not retained control. Therefore, if the Bank does not transfer substantially all the risks and rewards of ownership of the financial asset, the Bank continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Bank transfers the contractual rights to receive the cash flows of the financial asset but retains substantially all the risks and rewards of ownership of the financial asset, the Bank continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Bank writes off a financial asset when the Bank has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. In general, the Bank considers write-off when it is determined that the debtor does not have sufficient funds or income to cover the principal and interest. The write-off decision is made in accordance with internal regulations. After the write-off, the Bank can collect the written-off loans continuously according to the internal policy. Recovered amounts from financial assets previously written-off are recognized in profit or loss.

3.3.3.2 Derecognition of financial liabilities

A financial liability is derecognized from the statement of financial position when it is extinguished (i.e. the obligation specified in the contract is discharged, cancelled or expires).

15

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.3.4 Offsetting

A financial asset and a financial liability is offset and the net amount is presented in the statement of financial position when, and only when, the Bank currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on a future event and must be legally enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Bank and all of the counterparties.

3.4 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss unless they are classified as financial assets at amortized cost or at fair value through other comprehensive income.

The Bank may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial asset at fair value through profit or loss are also recognized in profit or loss.

3.5.2 Financial assets at fair value through other comprehensive income

The Bank classifies below financial assets as financial assets at fair value through other comprehensive income;

•

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding and;

•	Equity instruments that are not held for short-term trading but held for strategic investment, and designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income calculated using the effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized as other comprehensive income in equity.

16

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

When the financial assets at fair value through other comprehensive income is disposed, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. However, cumulative gain or loss of equity instrument designated as fair value through other comprehensive income is reclassified to retained earnings not to profit or loss at disposal.

A financial asset at fair value through other comprehensive income denominated in foreign currency is translated at the closing rate. Exchange difference resulting from change in amortized cost is recognized in profit or loss, and other changes are recognized in equity.

3.5.3 Financial assets at amortized cost

A financial asset, which is held within the business model whose objective is achieved by collecting contractual cash flows, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, is classified as a financial asset at amortized cost. After initial recognition, a financial asset at amortized cost is measured at amortized cost using the effective interest method and interest income is calculated using the effective interest method.

3.6 Expected Credit Loss of Financial Assets (Debt Instruments)

The Bank recognizes a loss allowance for expected credit losses at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income except for financial asset at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Bank measures expected credit losses by reflecting all reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets and unused loan commitments not subject to the below approach

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Bank measures the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses, whereas if the credit risk on a financial instrument has increased significantly since initial recognition, the Bank measures the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses. Lifetime is presumed to be a period to the contractual maturity date of financial assets (the expected life of financial assets).

17

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

The Bank assesses whether the credit risk has increased significantly using the following information, and if one or more of the following conditions are met, it is deemed as significant increase in credit risk. If the contractual cash flows on a financial asset have been renegotiated or modified, the Bank assesses whether the credit risk has increased significantly using the same following information.

•	More than 30 days past due

•	Decline in credit rating at period end by more than certain notches as compared to that at initial recognition

•	Subsequent managing ratings below certain level in the early warning system

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information of Korea Federation of Banks, etc.

The Bank generally considers the loan to be credit-impaired if one or more of the following conditions are met:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C or D

•	Refinancing

•	Debt restructuring, etc.

3.6.1 Forward-looking information

The Bank uses forward-looking information, when it assesses whether the credit risk has increased significantly and measures the expected credit losses.

The Bank assumes the risk components have a certain correlation with the economic cycle and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses. The Bank has derived a correlation between the time series data of more than 11 years and the key macroeconomic variables and calculates the expected credit losses by reflecting the results of the correlation on the risk component.

The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Composite stock index	(-)
Construction investment change rate	(-)
Rate of change in housing transaction price index	(-)
Interest rate spread	(+ )
Private consumption growth rate	(-)

Forward-looking information used in calculation of expected credit losses is based on the macroeconomic forecasts utilized by the management of the Bank for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Bank determines the macroeconomic variables to be used in forecasting future condition of the economy, considering the direction of the forecast scenario and the significant relationship between macroeconomic variables and time series data. And there are some changes compared to the macroeconomic variables used in the previous year.

18

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

In order to reflect additional credit risk for financial assets whose industries are highly affected by COVID-19, the Bank measures expected credit losses using a conservative scenario comparing to the forecasted forward-looking information.

3.6.2 Measuring expected credit losses on financial assets at amortized cost

The expected credit losses of financial assets at amortized cost are measured as present value of the difference between the contractual cash flows that are due to the Bank under the contract and the cash flows that the Bank expects to receive. The Bank estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

For financial assets that are not individually significant, the Bank collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

3.6.2.1 Individual assessment of impairment

Individual assessment of impairment losses is calculated using management’s best estimate on present value of expected future cash flows. The Bank uses all the available information including financial condition of the borrower such as operating cash flow and net realizable value of any collateral held.

3.6.2.2 Collective assessment of impairment

Collective assessment of impairment losses is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies Probability of Default (“PD”) on a group of assets and Loss Given Default (“LGD”) by type of recovery method. Also, the expected credit loss model involves certain assumptions to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

The lifetime expected credit loss is measured by applying the PD to the carrying amount calculated by deducting the expected principal repayment amount from the carrying amount as of the reporting date and the LGD adjusted to reflect changes in the carrying amount.

3.6.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

The Bank measures expected credit losses on financial assets at fair value through other comprehensive income in a manner that is consistent with the requirements that are applicable to financial assets measured at amortized cost. However, the loss allowance is recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of the loss allowance is reclassified from other comprehensive income to profit or loss.

3.7 Derivative Financial Instruments

The Bank enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. The Bank’s derivative operations focus on addressing the needs of the Bank’s corporate clients to hedge their risk exposure and to hedge the Bank’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments in the financial statements irrespective of transaction purpose and subsequent measurement requirement.

19

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

The Bank designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge).

At the inception of the hedging relationship, there is formal designation and documentation of the hedging relationship and the Bank’s risk management objective and strategy for undertaking the hedge. This documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, the inception date of hedging relationship and how the Bank will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

Derivatives are initially recognized at fair value. After initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Derivative financial instruments for fair value hedges

If derivatives are designated and qualify for a fair value hedge, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. If the hedged items are equity instruments for which the Bank has elected to present changes in fair value in other comprehensive income, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in other comprehensive income.

Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Derivative financial instruments for cash flow hedges

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge. The ineffective portion is recognized in profit or loss as other operating income or expense. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss (other operating income or expense) as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that have been recognized in other comprehensive income are immediately reclassified to profit or loss.

20

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.7.4 Risk management strategy

Interest rate risk arises from changes in fair value resulting from changes in the discount rate of fixed rate financial instruments, and changes in cash flows resulting from changes in the nominal interest rate of floating rate financial instruments.

The Bank hedges the interest rate risk in its entirety. At inception of the hedge relationship, the Bank reviews the hedge effectiveness; and periodically reviews the effectiveness in order to confirm that economic relationship between the hedged item and the hedging instrument exists. The requirement that an economic relationship exists means that the hedging instrument and the hedged item have values that generally move in the opposite direction due to the same risk, which is the hedged risk. The Bank designates the exposure of hedged item opposite to the exposure of hedging instruments in order to meet economic relationship requirement.

The Bank designates hedge relationship at one-on-one ratio between the nominal amount of hedging instrument and to the nominal amount of hedged item.

Ineffectiveness could arise because of differences in the underlying parameters (acquisition date, credit risk or liquidity and others) or other differences between the hedging instrument and the hedged item that the Bank accepts in order to achieve a cost-effective hedging relationship.

The Bank avoids the cash flow variability of its floating rate debt securities by using interest rate swaps. Both are linked to the same interest rate; however, the paid amount of the floating rate may be set on different dates. Even if the variability of interest rate related cash flows (as a risk factor) are designated as a hedged item, the difference in set-up dates creates a hedge ineffectiveness.

The Bank avoids the variability of fair values of its fixed rate debt securities by using interest rate swaps. The calculating method of the number of the dates for paying fixed-rate interest amount can be different between hedging instruments and hedged items. Even if the variability of the fair value due to the benchmark interest rate (as a risk factor) are designated as a hedged item, the difference in calculating method of the number of the dates creates a hedge ineffectiveness.

3.7.5 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and (c) the hybrid contract contains a host that is not a financial asset and is not designated as at fair value through profit or loss. Gains or losses arising from a change in fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.6 Day one gains or losses

If the Bank uses a valuation technique that incorporates unobservable inputs for the fair value of the OTC derivatives at initial recognition, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. If the fair value is subsequently determined using observable inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

21

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.8 Property and Equipment

3.8.1 Recognition and measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of property and equipment has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation methods and estimated useful lives of property and equipment are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.9 Investment Properties

3.9.1 Recognition and measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value.

22

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

The depreciation method and estimated useful lives of investment properties are as follows:

Investment properties	Depreciation method	Estimated useful lives
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	5 years
Software	Straight-line	4~5 years
Others	Straight-line	1~13 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is indefinite, the Bank carries out a review in each accounting period to confirm whether events and circumstances still support an indefinite useful life assessment. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

3.10.1.1 Recognition and measurement

Goodwill related to business combinations before January 1, 2010, is stated at its carrying amount, which was recognized under the Bank’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of cost of the business combination over the fair value of net identifiable assets acquired and liabilities assumed. If the fair value of net identifiable assets acquired and liabilities assumed exceeds cost of business combination, the difference is recognized in profit or loss.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

3.10.1.2 Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

23

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Impairment of Non-financial Assets

The Bank assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (a) deferred income tax assets, (b) assets arising from employee benefits and (c) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Bank estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Bank tests (a) goodwill acquired in a business combination, (b) intangible assets with an indefinite useful life and (c) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Bank determines the recoverable amount of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that is expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Bank assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.12 Non-current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of (a) its carrying amount measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale and (b) fair value less costs to sell.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

24

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.13 Financial Liabilities

The Bank classifies financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Bank recognizes financial liabilities in the statement of financial position when the Bank becomes a party to the contractual provisions of the financial liability.

3.13.1 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such at initial recognition. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. At initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

In relation to securities lending or borrowing transactions, when the Bank borrows securities from the Korea Securities Depository and others, these transactions are managed as off-balance sheet items. The borrowed securities are treated as financial liabilities at fair value through profit or loss when they are sold. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount are recognized as profit or loss.

3.13.2 Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include deposits, borrowings, debentures and others. At initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. After initial recognition, other financial liabilities are measured at amortized cost, and its interest expense is recognized, using the effective interest method.

In case an asset is sold under repurchase agreement, the Bank continues to recognize the asset with the amount sold being accounted for as borrowing. The Bank derecognizes a financial liability from the statement of financial position only when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

3.14 Provisions

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions is the present value of the expenditures expected to be required to settle the obligation.

Provisions for confirmed and unconfirmed acceptances and guarantees, and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

25

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. If the Bank has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions.

3.15 Financial Guarantee Contracts

A financial guarantee contract requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value and classified as other liabilities and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS No.1109 Financial Instruments and

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

3.16 Equity Instrument Issued by the Bank

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.16.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.16.2 Hybrid securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Bank classifies hybrid securities as an equity if the Bank has the unconditional right to avoid any contractual obligation to deliver financial assets such as cash in relation to the financial instruments. However, hybrid securities issued by subsidiaries are classified as non-controlling interests, dividends are recognized in the statement of comprehensive income as profit attributable to non-controlling interests.

3.16.3 Compound financial instruments

A compound financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the compound financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest method until it is extinguished by conversion or matured. Equity component is initially measured at fair value of compound financial instrument in its entirety less fair value of liability component net of tax effect and it is not remeasured subsequently.

26

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.17 Revenue Recognition

The Bank recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.17.1 Interest income and expense

Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments and other debt instruments), loans, financial instruments at amortized cost and debt securities at fair value through other comprehensive income, are recognized in the statement of comprehensive income using the effective interest method in accordance with Korean IFRS No.1109 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Bank estimates expected cash flows by considering all contractual terms of the financial instrument but does not consider expected credit losses. The calculation includes all fees and points paid (main components of effective interest rate only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows and the expected life of a financial instrument, the Bank uses the contractual cash flows over the full contractual term of the financial instrument.

Interest income on impaired financial assets is recognized using the rate of interest used to discount the expected cash flows for the purpose of measuring the impairment loss. Interest income on debt securities at fair value through profit or loss is also classified as interest income in the statement of comprehensive income.

3.17.2 Fee and commission income

The Bank recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standards of the financial instrument related to the fees earned.

3.17.2.1 Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

27

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.17.2.2 Fees related to performance obligations satisfied over time

The Bank transfers control of a good or service over time, therefore, recognizes revenue related to performance obligations satisfied over the period of performance obligations. Fees which can be earned through the certain periods, including asset management fees, consignment business fees, etc. are recognized over the period of performance obligations.

3.17.2.3 Fees related to performance obligations satisfied at a point in time

Fees earned at a point in time are recognized as revenue when a customer obtains controls of a promised good or service and the Bank satisfies a performance obligation.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging merger and acquisition of business, is recognized as revenue when the transaction has been completed.

A syndication arrangement fees recognized as revenue when the syndication has been completed, if the Bank arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants).

3.17.3 Net gains or losses on financial instruments at fair value through profit or loss

Net gains or losses on financial instruments at fair value through profit or loss (including changes in fair value, dividends, and gains or losses from foreign currency translation) include gains and losses from following financial instruments:

•	Gains or losses relating to financial instruments at fair value through profit or loss (excluding interest income using the effective interest rate)

•	Gains or losses relating to derivatives for trading (including derivatives for hedging purpose but do not qualify for hedge accounting)

3.17.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as net gains or losses on financial instruments at fair value through profit or loss or other operating income depending on the classification of equity securities.

3.18 Employee Compensation and Benefits

3.18.1 Post-employment benefits:

3.18.1.1 Defined contribution plans

When an employee has rendered service to the Bank during a period, the Bank recognizes the contribution payable to a defined contribution plan in exchange for that service as post-employment benefits for the period.

3.18.1.2 Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

28

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses resulted from changes in actuarial assumptions and experience adjustments are recognized in other comprehensive income.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from the introduction or changes to a defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

3.18.2 Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service. When an employee has rendered service to the Bank during an accounting period, the Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as an expense for the period.

The expected cost of profit-sharing and bonus payments is recognized as liabilities when the Bank has a present legal or constructive obligation to make payments as a result of past events, such as service rendered by employees, and a reliable estimate of the obligation can be made.

3.18.3 Share-based payment

The Bank has provided its directors and employees with stock grants and mileage stocks programs. When stock grants are exercised, the Bank can either select to distribute issued stock of KB Financial Group Inc., the Parent Company or compensate in cash based on the share price. When mileage stocks are exercised, the Bank pays the amount equivalent to share price of KB Financial Group Inc. in cash.

For a share-based payment transaction in which the terms of the arrangement provide the Bank with the choice of whether to settle in cash or by issuing equity instruments, the Bank accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions because the Bank determines that it has a present obligation to settle in cash because the Bank has a past practice and a stated policy of settling in cash. Therefore, the Bank measures the liability incurred as consideration for the service, at fair value and recognizes related expense and accrued expense over the vesting periods. For mileage stocks, the Bank accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions, which are recognized as expense and accrued expenses at the time of vesting.

Until the liability is settled, the Bank remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

29

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.18.4 Termination benefits

Termination benefits are payable when employment is terminated by the Bank before the normal retirement date, or an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Bank recognizes a liability and expense for termination benefits at the earlier of the following dates; when the Bank can no longer withdraw the offer of those benefits and when the Bank recognizes costs for a restructuring that is within the scope of Korean IFRS No.1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, then the termination benefits are discounted to present value.

3.19 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.19.1 Current income tax

Current income tax is the amount of income tax payable in respect of the taxable profit (loss) for the period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities for the current and prior periods are measured using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

The Bank offsets current income tax assets and current income tax liabilities if, and only if, the Bank (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.19.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax-based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Bank reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

30

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Bank offsets deferred income tax assets and deferred income tax liabilities if, and only if the Bank has a legally enforceable right to set off current income tax assets against current income tax liabilities and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.19.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Bank which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Bank, an appeal for a refund claimed from the tax authorities related to additional assessments or a tax investigation by the tax authorities. The Bank recognizes its uncertain tax positions in the financial statements in accordance with Korean IFRS No.1012 and Interpretation of Korean IFRS No.2123. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, additional dues on tax paid or refund are recognized in accordance with Korean IFRS No.1037 because those are, in substance, interest and penalty.

3.20 Transactions with the Trust Accounts

The Bank accounts for trust assets separately from its own assets in accordance with the Financial Investment Services and Capital Markets Act. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Bank earns trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.21 Lease

The Bank as a lessor recognizes lease payments from operating leases as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured at the present value.

31

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are depend on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date, less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, the Bank can elect not to apply the requirements of Korean IFRS No.1116 to short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and leases for which the underlying asset is of low value (for example, underlying leased asset under $ 5,000). The Bank applies the exemption of the standard for one time lease of real estate (for training purpose) and leases of low-value assets (underlying assets less than ~~W~~ 5 million and $ 5,000).

The right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

For sale and leaseback transactions, the Bank applies the requirements of Korean IFRS No.1115 Revenue from Contracts with Customers, to determine whether the transfer of an asset is accounted for as a sale of that asset.

3.22 Operating Segments

The Bank identifies its operating segments based on internal reports which are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. Segment information includes items which are directly attributable and reasonably allocated to the segment.

32

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Bank is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

This note regarding financial risk management provides information about the risks that the Bank is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the separate financial statements.

The Bank’s risk management system focuses on efficiently supporting long-term strategy and management decisions of each business group through increased risk transparency, spread of risk management culture, prevention of risk transition between risk types, and preemptive response to rapidly changing financial environments. Credit risk, market risk, liquidity risk, and operational risk are recognized as the Bank’s significant risks and measured and managed by quantifying them in the form of Internal Capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, approves risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the Board of Directors, determining the affordable level of risk appetite, and reviewing the level of risk and the status of risk management activities.

4.1.2.2 Risk Management Council

The Risk Management Council deliberates on and resolve matters delegated by the Risk Management Committee and discusses the details of risk management of the Bank.

4.1.2.3 Risk Management Subcommittees

The Risk Management Subcommittee implements decisions made by the Risk Management Council and makes practical decisions regarding the implementation of risk management policies and procedures.

•	Credit Risk Management Subcommittee

The Credit Risk Management Subcommittee conducts deliberation and resolution on new approval of non-standard and compound instruments with embedded credit risks, reviews credit risks for new products with credit risks, and establishment of exposure limits by industry.

•	Market Risk Management Subcommittee

The Market Risk Management Subcommittee conducts deliberation and resolution on market risk-related matters, such as setting limits on market risk and approving detailed investment standards for new standard, non-standard and compound products.

33

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

•	Operational Risk Management Subcommittee

The Operational Risk Management Subcommittee reviews the issues that have a significant effect on the Bank’s operational risk such as establishment, amendment and abolition of major system, process and others.

4.1.2.4 Risk Management Group

The Risk Management Group manages risk management detailed policies, procedures, and business processes.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract and deterioration of credit quality. For risk management reporting purposes, the Bank considers all factors of credit risk exposure, such as default risk of individual borrowers, country risk and risk of specific sectors. The Bank defines default as the definition applied to the calculation of Capital Adequacy Ratio under the new Basel Accord (Basel III).

4.2.2 Credit risk management

The Bank measures the expected loss and economic capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Bank allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Bank level is introduced, applied, and managed to control the credit concentration risk.

In order to establish a credit risk management system, the Bank manages credit risk by forming a separate risk management organization. In particular, independent of the Sales Group, the Credit Group, Retail Customer Group and SME/SOHO Customer Group are in charge of loan policy, loan system, credit rating, credit analysis, follow-up management and corporate restructuring. The Risk Management Group is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

34

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4.2.3 Maximum exposure to credit risk

The Bank’s maximum exposures of financial instruments other than equity securities, to credit risk without consideration of collateral values as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Financial assets
Due from financial institutions [1]	15,329,525	10,403,284
Financial assets at fair value through profit or loss
Securities measured at fair value through profit or loss	12,030,922	9,490,491
Loans measured at fair value through profit or loss	38,756	188,133
Due from financial institutions measured at fair value through profit or loss	89,965	79,805
Derivatives	4,581,835	2,319,687
Loans measured at amortized cost [1]	317,673,667	291,425,606
Financial investments
Securities measured at fair value through other comprehensive income	39,562,919	35,834,598
Securities measured at amortized cost [1]	15,070,908	13,866,494
Loans measured at fair value through other comprehensive income	234,780	344,292
Other financial assets [1]	5,630,598	5,466,052

	410,243,875	369,418,442

Off-balance sheet items [2]
Acceptances and guarantees contracts	7,970,654	8,250,284
Financial guarantee contracts	6,426,473	5,077,410
Commitments	91,136,349	87,695,459

	105,533,476	101,023,153

	515,777,351	470,441,595

[1]	After netting of allowance
[2]	For details of relevant provisions, see Note 22.

4.2.4 Credit risk of loans

The Bank maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Bank assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income (debt instruments). Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurred in a certain range by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. The Bank measures the expected credit losses on loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the financial statements.

35

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4.2.4.1 Credit risk exposure

Credit qualities of loans as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Loans measured at amortized cost *
Corporate
Grade 1	82,666,981	4,425,852	6,545	—	—	87,099,378
Grade 2	56,606,671	6,368,962	1,119	—	—	62,976,752
Grade 3	1,913,008	2,429,967	3,042	—	—	4,346,017
Grade 4	459,704	800,184	6,417	—	—	1,266,305
Grade 5	17,941	335,265	537,694	—	—	890,900

	141,664,305	14,360,230	554,817	—	—	156,579,352

Retail
Grade 1	150,151,135	3,437,198	5,932	—	—	153,594,265
Grade 2	2,859,022	3,835,200	4,751	—	—	6,698,973
Grade 3	191,695	1,141,748	6,971	—	—	1,340,414
Grade 4	9,831	124,422	3,269	—	—	137,522
Grade 5	10,524	331,055	370,462	—	—	712,041

	153,222,207	8,869,623	391,385	—	—	162,483,215

	294,886,512	23,229,853	946,202	—	—	319,062,567

Loans measured at fair value through other comprehensive income
Corporate
Grade 1	176,840	—	—	—	—	176,840
Grade 2	57,940	—	—	—	—	57,940
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	234,780	—	—	—	—	234,780

	234,780	—	—	—	—	234,780

	295,121,292	23,229,853	946,202	—	—	319,297,347

36

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

	December 31, 2019
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Loans measured at amortized cost *
Corporate
Grade 1	76,656,822	1,639,311	837	—	—	78,296,970
Grade 2	54,824,807	4,507,043	6,397	—	—	59,338,247
Grade 3	2,150,892	2,127,430	4,188	—	—	4,282,510
Grade 4	419,333	782,452	4,185	—	—	1,205,970
Grade 5	16,648	344,920	695,726	—	—	1,057,294

	134,068,502	9,401,156	711,333	—	—	144,180,991

Retail
Grade 1	135,269,735	3,554,462	7,535	—	—	138,831,732
Grade 2	2,980,061	4,249,015	6,863	—	—	7,235,939
Grade 3	158,514	1,304,904	8,312	—	—	1,471,730
Grade 4	9,466	151,544	2,575	—	—	163,585
Grade 5	8,649	423,037	424,497	—	—	856,183

	138,426,425	9,682,962	449,782	—	—	148,559,169

	272,494,927	19,084,118	1,161,115	—	—	292,740,160

Loans measured at fair value through other comprehensive income
Corporate
Grade 1	210,718	—	—	—	—	210,718
Grade 2	133,574	—	—	—	—	133,574
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	344,292	—	—	—	—	344,292

	344,292	—	—	—	—	344,292

	272,839,219	19,084,118	1,161,115	—	—	293,084,452

*	Before netting of allowance

Credit qualities of loans graded according to internal credit ratings as of December 31, 2020 and 2019, are as follows:

	Corporate	Retail
Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	CC or under	12 grade or under

37

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4.2.4.2 Credit risk mitigation by collateral

Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Guarantees	78,411,452	5,702,540	174,088	—	—	84,288,080
Deposits and savings	1,273,813	119,472	5,566	—	—	1,398,851
Property and equipment	3,408,723	358,699	1,224	—	—	3,768,646
Real estate	160,112,067	11,314,263	297,321	—	—	171,723,651

	243,206,055	17,494,974	478,199	—	—	261,179,228

	December 31, 2019
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Guarantees	69,618,120	3,834,566	177,047	—	—	73,629,733
Deposits and savings	1,351,959	118,204	6,156	—	—	1,476,319
Property and equipment	2,925,884	286,280	1,123	—	—	3,213,287
Real estate	152,660,506	10,478,492	381,208	—	—	163,520,206

	226,556,469	14,717,542	565,534	—	—	241,839,545

38

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4.2.5 Credit risk of securities

Credit qualities of securities other than equity securities that are exposed to credit risk as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Securities measured at amortized cost *
Grade 1	15,044,622	—	—	—	—	15,044,622
Grade 2	21,398	—	—	—	—	21,398
Grade 3	—	7,061	—	—	—	7,061
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	15,066,020	7,061	—	—	—	15,073,081

Securities measured at fair value through other comprehensive income
Grade 1	38,012,295	—	—	—	—	38,012,295
Grade 2	1,463,767	—	—	—	—	1,463,767
Grade 3	79,336	—	—	—	—	79,336
Grade 4	7,521	—	—	—	—	7,521
Grade 5	—	—	—	—	—	—

	39,562,919	—	—	—	—	39,562,919

	54,628,939	7,061	—	—	—	54,636,000

	December 31, 2019
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Securities measured at amortized cost *
Grade 1	13,867,628	—	—	—	—	13,867,628
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	13,867,628	—	—	—	—	13,867,628

Securities measured at fair value through other comprehensive income
Grade 1	34,622,682	—	—	—	—	34,622,682
Grade 2	1,209,310	—	—	—	—	1,209,310
Grade 3	2,606	—	—	—	—	2,606
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	35,834,598	—	—	—	—	35,834,598

	49,702,226	—	—	—	—	49,702,226

*	Before netting of allowance

39

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Credit qualities of securities other than equity securities, according to the credit ratings by external rating agencies as of December 31, 2020 and 2019, are as follows:

Credit	Domestic			Foreign
quality	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A-to AAA	A-to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB-to BBB+	BBB-to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions measured at amortized cost *
Grade 1	15,074,959	—	—	—	15,074,959
Grade 2	18,166	—	—	—	18,166
Grade 3	5,773	13,099	—	—	18,872
Grade 4	—	—	—	—	—
Grade 5	217,600	—	282	—	217,882

	15,316,498	13,099	282	—	15,329,879

	December 31, 2019
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions measured at amortized cost *
Grade 1	10,390,542	—	—	—	10,390,542
Grade 2	761	—	—	—	761
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	13,179	360	—	13,539

	10,391,303	13,179	360	—	10,404,842

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of December 31, 2020 and 2019, is the same as the criteria for securities other than equity securities.

40

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4.2.7 Credit risk mitigation of derivative financial instruments

Quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Deposits and savings, securities and others	1,264,017	496,294

4.2.8 Credit risk concentration analysis

4.2.8.1 Details of loans by country as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Retail	Corporate *	Total	%	Allowances	Carrying amount
Korea	162,327,214	149,351,189	311,678,403	97.60	(1,359,220)	310,319,183
Japan	94	960,604	960,698	0.30	(1,258)	959,440
United States	—	1,615,499	1,615,499	0.51	(8,234)	1,607,265
China	—	2,761,438	2,761,438	0.86	(12,150)	2,749,288
Others	155,907	2,164,158	2,320,065	0.73	(8,038)	2,312,027

	162,483,215	156,852,888	319,336,103	100.00	(1,388,900)	317,947,203

	December 31, 2019
(In millions of Korean won)	Retail	Corporate *	Total	%	Allowances	Carrying amount
Korea	148,407,504	139,364,351	287,771,855	98.13	(1,300,478)	286,471,377
Japan	101	629,716	629,817	0.21	(547)	629,270
United States	—	1,770,232	1,770,232	0.60	(5,187)	1,765,045
China	—	1,771,334	1,771,334	0.61	(3,389)	1,767,945
Others	151,564	1,177,783	1,329,347	0.45	(4,953)	1,324,394

	148,559,169	144,713,416	293,272,585	100.00	(1,314,554)	291,958,031

*	Expected credit losses of loans measured at fair value through other comprehensive income as of December 31, 2020 and 2019, are ~~W~~ 395 million and ~~W~~ 582 million, respectively.

41

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4.2.8.2 Details of corporate loans by industry as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Loans *	%	Allowances	Carrying amount
Financial institutions	13,610,225	8.68	(5,823)	13,604,402
Manufacturing	43,242,177	27.57	(419,628)	42,822,549
Service	69,932,762	44.58	(210,017)	69,722,745
Wholesale and retail	20,547,779	13.10	(107,586)	20,440,193
Construction	2,573,742	1.64	(87,732)	2,486,010
Public sector	1,114,350	0.71	(2,699)	1,111,651
Others	5,831,853	3.72	(33,673)	5,798,180

	156,852,888	100.00	(867,158)	155,985,730

	December 31, 2019
(In millions of Korean won)	Loans *	%	Allowances	Carrying amount
Financial institutions	14,085,470	9.73	(3,931)	14,081,539
Manufacturing	41,583,867	28.74	(386,676)	41,197,191
Service	62,473,729	43.17	(164,574)	62,309,155
Wholesale and retail	17,593,922	12.16	(96,557)	17,497,365
Construction	2,671,437	1.85	(163,257)	2,508,180
Public sector	1,162,185	0.80	(1,994)	1,160,191
Others	5,142,806	3.55	(23,658)	5,119,148

	144,713,416	100.00	(840,647)	143,872,769

*	Expected credit losses of loans measured at fair value through other comprehensive income as of December 31, 2020 and 2019, are ~~W~~ 395 million and ~~W~~ 582 million, respectively.

4.2.8.3 Details of retail loans and as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Housing purpose	86,277,661	53.10	(42,096)	86,235,565
General purpose	76,205,554	46.90	(479,646)	75,725,908

	162,483,215	100.00	(521,742)	161,961,473

	December 31, 2019
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Housing purpose	77,523,390	52.18	(33,536)	77,489,854
General purpose	71,035,779	47.82	(440,371)	70,595,408

	148,559,169	100.00	(473,907)	148,085,262

42

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4.2.8.4 Details of domestic mortgage loans as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Loans *	%	Allowances	Carrying amount
Group1	13,721,317	14.23	(8,252)	13,713,065
Group2	26,749,535	27.74	(6,001)	26,743,534
Group3	35,831,558	37.15	(9,458)	35,822,100
Group4	19,706,942	20.44	(13,319)	19,693,623
Group5	401,295	0.42	(1,413)	399,882
Group6	15,962	0.02	(147)	15,815

	96,426,609	100.00	(38,590)	96,388,019

	December 31, 2019
(In millions of Korean won)	Loans *	%	Allowances	Carrying amount
Group1	9,410,202	10.00	(4,634)	9,405,568
Group2	19,269,533	20.48	(6,270)	19,263,263
Group3	33,500,810	35.60	(7,304)	33,493,506
Group4	30,517,828	32.44	(13,244)	30,504,584
Group5	1,364,155	1.45	(2,389)	1,361,766
Group6	25,763	0.03	(128)	25,635

	94,088,291	100.00	(33,969)	94,054,322

*	Retail loans for general purpose with the real estate as collateral are included.

Ranges
Group1	LTV 0% to less than 20%
Group2	LTV 20% to less than 40%
Group3	LTV 40% to less than 60%
Group4	LTV 60% to less than 80%
Group5	LTV 80% to less than 100%
Group6	LTV over 100%

*	LTV: Loan to Value ratio

43

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4.2.8.5 Details of credit risk of due from financial institutions, securities other than equity securities and derivative financial assets by industry as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Finance and Insurance	15,329,879	100.00	(354)	15,329,525

	15,329,879	100.00	(354)	15,329,525

Securities measured at fair value through profit or loss
Government and government funded institutions	2,584,825	21.48	—	2,584,825
Finance and Insurance [1]	8,916,127	74.11	—	8,916,127
Others	529,970	4.41	—	529,970

	12,030,922	100.00	—	12,030,922

Derivative financial assets
Government and government funded institutions	44,670	0.97	—	44,670
Finance and Insurance [1]	3,938,815	85.97	—	3,938,815
Others	598,350	13.06	—	598,350

	4,581,835	100.00	—	4,581,835

Securities measured at fair value through other comprehensive income [2]
Government and government funded institutions	14,405,220	36.41	—	14,405,220
Finance and Insurance	21,157,517	53.48	—	21,157,517
Others	4,000,182	10.11	—	4,000,182

	39,562,919	100.00	—	39,562,919

Securities measured at amortized cost
Government and government funded institutions	4,763,369	31.60	—	4,763,369
Finance and Insurance	10,267,728	68.12	(2,155)	10,265,573
Others	41,984	0.28	(18)	41,966

	15,073,081	100.00	(2,173)	15,070,908

	86,578,636		(2,527)	86,576,109

44

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Finance and Insurance	10,404,842	100.00	(1,558)	10,403,284

	10,404,842	100.00	(1,558)	10,403,284

Securities measured at fair value through profit or loss
Government and government funded institutions	1,622,121	17.10	—	1,622,121
Finance and Insurance [1]	7,381,118	77.77	—	7,381,118
Others	487,252	5.13	—	487,252

	9,490,491	100.00	—	9,490,491

Derivative financial assets
Government and government funded institutions	7,330	0.32	—	7,330
Finance and Insurance [1]	2,135,780	92.07	—	2,135,780
Others	176,577	7.61	—	176,577

	2,319,687	100.00	—	2,319,687

Securities measured at fair value through other comprehensive income [2]
Government and government funded institutions	13,737,679	38.33	—	13,737,679
Finance and Insurance	18,686,144	52.15	—	18,686,144
Others	3,410,775	9.52	—	3,410,775

	35,834,598	100.00	—	35,834,598

Securities measured at amortized cost
Government and government funded institutions	2,282,894	16.46	—	2,282,894
Finance and Insurance	11,574,719	83.47	(1,132)	11,573,587
Others	10,015	0.07	(2)	10,013

	13,867,628	100.00	(1,134)	13,866,494

	71,917,246		(2,692)	71,914,554

[1]	Collective investment securities are classified as finance and insurance.
[2]	Expected credit losses of securities measured at fair value through other comprehensive income as of December 31, 2020 and 2019, are ~~W~~ 4,186 million and ~~W~~ 1,917 million, respectively.

45

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4.2.8.6 Details of credit risk of due from financial institutions, securities other than equity securities and derivative financial assets by country as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Korea	11,859,614	77.36	—	11,859,614
United States	1,936,559	12.63	(282)	1,936,277
Others	1,533,706	10.01	(72)	1,533,634

	15,329,879	100.00	(354)	15,329,525

Securities measured at fair value through profit or loss
Korea	10,271,952	85.38	—	10,271,952
United States	1,096,368	9.11	—	1,096,368
Others	662,602	5.51	—	662,602

	12,030,922	100.00	—	12,030,922

Derivative financial assets
Korea	2,131,842	46.53	—	2,131,842
United States	612,878	13.38	—	612,878
France	399,942	8.73	—	399,942
Others	1,437,173	31.36	—	1,437,173

	4,581,835	100.00	—	4,581,835

Securities measured at fair value through other comprehensive income *
Korea	37,158,763	93.92	—	37,158,763
United States	223,750	0.57	—	223,750
Others	2,180,406	5.51	—	2,180,406

	39,562,919	100.00	—	39,562,919

Securities measured at amortized cost
Korea	14,757,644	97.91	(2,015)	14,755,629
United States	5,473	0.04	(4)	5,469
United Kingdom	272,511	1.81	(103)	272,408
Others	37,453	0.24	(51)	37,402

	15,073,081	100.00	(2,173)	15,070,908

	86,578,636		(2,527)	86,576,109

46

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Korea	8,627,819	82.92	—	8,627,819
United States	1,212,057	11.65	—	1,212,057
Others	564,966	5.43	(1,558)	563,408

	10,404,842	100.00	(1,558)	10,403,284

Securities measured at fair value through profit or loss
Korea	8,770,046	92.40	—	8,770,046
United States	394,341	4.16	—	394,341
Others	326,104	3.44	—	326,104

	9,490,491	100.00	—	9,490,491

Derivative financial assets
Korea	948,019	40.87	—	948,019
United States	461,145	19.88	—	461,145
France	299,491	12.91	—	299,491
Others	611,032	26.34	—	611,032

	2,319,687	100.00	—	2,319,687

Securities measured at fair value through other comprehensive income *
Korea	33,895,665	94.59	—	33,895,665
United States	423,145	1.18	—	423,145
Others	1,515,788	4.23	—	1,515,788

	35,834,598	100.00	—	35,834,598

Securities measured at amortized cost
Korea	12,841,001	92.59	(833)	12,840,168
United States	165,745	1.20	(34)	165,711
United Kingdom	765,438	5.52	(237)	765,201
Others	95,444	0.69	(30)	95,414

	13,867,628	100.00	(1,134)	13,866,494

	71,917,246		(2,692)	71,914,554

*	Expected credit loss of securities measured at fair value through other comprehensive income as of December 31, 2020 and 2019, are ~~W~~ 4,186 million and ~~W~~ 1,917 million, respectively.

Due from financial institutions, financial assets at fair value through profit or loss that linked to gold price and derivatives are mostly related to finance and insurance industry with high credit ratings.

47

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Bank becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Bank manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by comprehensive risk management policies and Asset Liability Management (“ALM”) risk management guidelines set forth in these policies applied to all risk management policies and procedures that may arise throughout the overall business of the Bank.

The Bank establishes a liquidity risk management strategy, including objectives of liquidity risk management, management policies, and internal control systems, and obtains a resolution from the Risk Management Committee. The Risk Management Committee establishes the Risk Management Council for efficient risk management to supervise the establishment and implementation of policies according to risk management strategies.

The Bank calculates and manages Liquidity Coverage Ratio (“LCR”), Net Stable Funding Ratio (“NSFR”), liquidity ratio, maturity mismatch ratio and liquidity stress testing result for all transactions and off-balance transactions, that affect the cashflows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Council and the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial assets and liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest receivables and payments; as such, the table below do not match with the amounts in the consolidated statement of financial position which are based on discounted cash flows. The future interest receipts and payments for floating-rate assets and liabilities are calculated on the assumption that the current interest rate is the same until maturity.

48

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4.3.3.1 Remaining contractual maturity of financial assets and liabilities other than derivatives held for cash flow hedge as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial assets
Cash and due from financial institutions [1]	5,827,179	—	20,279	42,142	—	—	5,889,600
Financial assets at fair value through profit or loss [2]	12,152,279	—	—	—	24	87,445	12,239,748
Derivatives held for trading [2]	4,422,796	—	—	—	—	—	4,422,796
Derivatives held for hedging [3]	—	(576)	14,933	18,781	65,748	88,462	187,348
Loans measured at amortized cost	—	18,972,112	30,465,410	123,494,004	91,529,629	91,974,394	356,435,549
Financial investments	2,368,252	1,661,639	3,726,033	10,185,324	36,372,986	5,071,717	59,385,951
Financial assets at fair value through other comprehensive income [4]	2,368,252	705,622	1,117,243	8,136,204	30,206,368	704,518	43,238,207
Securities measured at amortized cost	—	956,017	2,608,790	2,049,120	6,166,618	4,367,199	16,147,744
Other financial assets	—	3,964,786	—	930,027	—	—	4,894,813

	24,770,506	24,597,961	34,226,655	134,670,278	127,968,387	97,222,018	443,455,805

Financial liabilities
Financial liabilities at fair value through profit or loss [2]	141,277	—	—	—	—	—	141,277
Derivatives held for trading [2]	4,228,446	—	—	—	—	—	4,228,446
Derivatives held for hedging [3]	—	2,807	3,556	14,545	32,981	109	53,998
Deposits [5]	172,719,673	15,113,835	26,929,108	96,506,871	10,301,493	250,641	321,821,621
Borrowings	45,823	8,578,768	2,973,029	7,210,527	5,672,658	822,080	25,302,885
Debentures	17,783	744,155	2,585,312	7,528,801	10,987,115	4,038,300	25,901,466
Lease liabilities	205	15,004	27,244	100,988	186,877	23,474	353,792
Other financial liabilities	—	13,641,788	471	124,493	—	—	13,766,752

	177,153,207	38,096,357	32,518,720	111,486,225	27,181,124	5,134,604	391,570,237

Off-balance sheet items
Commitments [6]	91,136,349	—	—	—	—	—	91,136,349
Acceptances and guarantees contracts	7,970,654	—	—	—	—	—	7,970,654
Financial guarantee contracts [7]	6,426,473	—	—	—	—	—	6,426,473

	105,533,476	—	—	—	—	—	105,533,476

49

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial assets
Cash and due from financial institutions [1]	4,540,832	10,758	33,939	13,367	—	—	4,598,896
Financial assets at fair value through profit or loss [2]	9,596,717	251	17,846	134,012	—	87,445	9,836,271
Derivatives held for trading [2]	2,189,768	—	—	—	—	—	2,189,768
Derivatives held for hedging [3]	—	3,392	14,651	24,016	39,693	66,176	147,928
Loans measured at amortized cost	—	22,203,967	27,975,042	115,754,264	77,138,799	89,367,778	332,439,850
Financial investments	1,893,149	1,246,869	3,028,220	10,672,136	34,687,166	2,859,161	54,386,701
Financial assets at fair value through other comprehensive income [4]	1,893,149	304,139	1,105,600	5,462,997	30,261,169	456,249	39,483,303
Securities measured at amortized cost	—	942,730	1,922,620	5,209,139	4,425,997	2,402,912	14,903,398
Other financial assets	—	3,676,268	—	995,736	—	—	4,672,004

	18,220,466	27,141,505	31,069,698	127,593,531	111,865,658	92,380,560	408,271,418

Financial liabilities
Financial liabilities at fair value through profit or loss [2]	80,235	—	—	—	—	—	80,235
Derivatives held for trading [2]	2,120,551	—	—	—	—	—	2,120,551
Derivatives held for hedging [3]	—	5,973	696	(4,529)	11,575	129	13,844
Deposits [5]	137,324,138	16,309,989	26,965,970	108,935,764	9,307,839	1,097,750	299,941,450
Borrowings	627	4,960,681	2,547,372	6,529,849	4,186,714	753,997	18,979,240
Debentures	22,285	641,896	645,867	5,668,559	9,593,393	1,633,467	18,205,467
Lease liabilities	520	13,773	27,182	99,067	191,406	13,885	345,833
Other financial liabilities	—	12,163,017	473	77,688	—	—	12,241,178

	139,548,356	34,095,329	30,187,560	121,306,398	23,290,927	3,499,228	351,927,798

Off-balance sheet items
Commitments [6]	87,695,459	—	—	—	—	—	87,695,459
Acceptances and guarantees contracts	8,250,284	—	—	—	—	—	8,250,284
Financial guarantee contracts [7]	5,077,410	—	—	—	—	—	5,077,410

	101,023,153	—	—	—	—	—	101,023,153

[1]	Restricted due from financial instruments amounting to ~~W~~ 12,102,949 million and ~~W~~ 8,497,179 million are excluded as of December 31, 2020 and 2019, respectively.
[2]

Financial liabilities at fair value through profit or loss, derivatives held for trading and financial assets at fair value through profit or loss (excluding loans) are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]

Equity securities designated as financial assets at fair value through other comprehensive income are included in the ‘On demand’ category because most are available for sale at any time. However, equity securities restricted from sale, are included in the category corresponding to the date on which the restriction is lifted.

[5]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[6]	Unused lines of credit within commitments are included in the ‘On demand’ category because payments can be requested at any time.
[7]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

50

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4.3.3.2 Contractual cash flows of derivatives held for cash flow hedge as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received of net-settled derivatives	69	91	350	30	—	540
Cash flow to be paid of net-settled derivatives	124	3,673	7,406	4,043	—	15,246

	December 31, 2019
(In millions of Korean won)	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received of net-settled derivatives	38	357	1,015	564	—	1,974
Cash flow to be paid of net-settled derivatives	191	1,340	2,001	342	—	3,874

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rates, stock prices, and exchange rates etc., which arise from securities and derivatives and others. The most significant risks associated with trading position are interest rate risk and currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Bank manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Risk management

The Bank sets and monitors internal capital limits for market and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Bank maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and ALM risk management guidelines for non-trading positions. The entire process is carried out through the approval of the Risk Management Council and the Risk Management Committee of the Bank.

The Bank’s Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Committee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of business group.

51

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

The Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and ALM operation policies and enacts and revises relevant guidelines. The Risk Management Council monitors the establishment and enforcement of ALM risk management policies and enacts and revises ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The ALM Department and the Risk Management Department regularly measure and monitor interest rate risks and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”) and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports to the management independently.

The Bank is closely monitoring the outputs of various industry groups and markets that manage the transition to new interest rate, including announcements by Inter-Bank Offered Rate (“IBOR”) regulation authority. Regulation authority has made it clear that as of December 31, 2021, they will no longer persuade or force banks to submit IBORs. In response to these announcements, the Bank established an IBOR transition program and plan consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and reports matters to the board of directors and to a council with senior management members. The purpose of the program is to understand where exposure to IBOR occurs within the business and prepare and implement an action plan to facilitate the transition to alternative interest rate. The Bank aims to complete the transition and alternative plan by the year-end of 2021. In addition, for CD interest rates, interest rates are being reformed by the relevant institutions that calculate, announce and manage the interest rates, and related institutions such as the Bank of Korea and the financial authorities. The Bank continues its efforts as a market participant to actively express opinions so that the index interest rate reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks on the Bank and minimizing confusion among stakeholders.

4.4.3 Trading position

4.4.3.1 Definition of a trading position

The trading position, which is subject to market risk management, includes interest rates and stock positions held for short-term trading profit. The Bank also includes and manages all foreign currency positions in our trading positions. The trading position subject to market risk management is the trading position defined in “Trading Policy and Guidelines” and the basic requirements for the trading position are as follows:

•	The target position has no restrictions on the sale, and the daily fair value assessment should be made and the embedded significant risk can be hedged in the market.

•	The trading position classification criteria should be clearly defined in the Trading Policy and Guidelines, and the trading position should be managed by a separate trading department.

•	The target position must be operated according to the documented trading strategy and the position’s limit management must be carried out.

•

The specialized dealer or operating department shall have the authority to execute the transaction without prior approval from the Risk Management Department, etc. within the pre-determined limits of the target position.

•	Target positions should be periodically reported to management for risk management of the Bank.

52

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4.4.3.2 Observation method of market risk arising from trading positions

The Bank measures market risk by calculating VaR through the market risk management system for all trading positions. Generally, the Bank manages market risks arising from trading positions at the portfolio level. In addition, the Bank controls and manages the risk of derivative financial instrument transactions in accordance with the Financial Supervisory Service regulations and guidelines.

4.4.3.3 VaR

(a) VaR

The Bank uses the risk-based valuation method (VaR) to measure the market risk of the trading position.

The Bank uses the 10-day VaR, which represents the maximum amount of possible loss of 10 business days based on the historical simulation model of the full valuation method. The distribution of value changes in the portfolio is estimated based on data from the past 250 business days, and 10-day VaR is calculated by the difference between the value of the portfolio at a 99% confident level of distribution of value changes in the portfolio and the current market value.

VaR is a commonly used market risk measurement technique. However, this approach has some limitations. VaR estimates possible losses under certain confidence level based on historical market change data. However, since past market changes cannot reflect all future conditions and circumstances, the timing and magnitude of actual losses may vary depending on assumptions in the calculation process. If one day or ten days of the holding period which is generally used for normal period of liquidating the position, is not sufficient or too long, the VaR result may underestimate or overestimate the potential loss.

When the Bank measures market risk for trading position, it uses an internal model (VaR) for general risk and a standard method for individual risks. Standard method is used if internal model is not authorized for certain market risk. Therefore, disclosed market risk VaR does not reflect the market risk for individual risks and for some positions.

(b) Back-Testing

To verify the appropriateness of the VaR model, back-testing is performed by comparing actual and hypothetical gains and losses with the VaR calculation results.

(c) Stress Testing

The Bank carries out a stress testing of the trading and available-for-sale portfolio to reflect changes in individual risk factors such as interest rates, stock prices, exchange rates, and implied volatility of options that have a significant impact on portfolio value in a crisis. The Bank carries out a stress testing through historical and hypothetical scenarios. This stress testing is carried out more than once a quarter.

53

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period, excluding Stressed VaR, for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Average	Minimum	Maximum	Dec. 31, 2020
Interest rate risk	45,239	2,037	88,320	37,203
Stock price risk	93	—	298	—
Foreign exchange rate risk	52,143	12,935	87,099	61,687
Deduction of diversification effect				1,287

Total VaR	98,381	13,608	143,043	100,177

	2019
(In millions of Korean won)	Average	Minimum	Maximum	Dec. 31, 2019
Interest rate risk	3,647	1,089	8,227	3,494
Stock price risk	189	48	259	202
Foreign exchange rate risk	21,746	9,634	28,170	20,346
Deduction of diversification effect				(5,769)

Total VaR	20,747	11,498	26,492	18,273

The required equity capital using the standard method related to the positions which are not measured by VaR as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Interest rate risk	27,641	—
Stock price risk	14	2

	27,655	2

4.4.3.4 Details of risk factors

(a) Interest rate risk

The interest rate risk for trading positions usually arises from debt securities denominated in Korean won. The Bank’s trading strategy is to gain short-term trading gains from interest rate fluctuations. The Bank manages interest rate risks associated with trading portfolios using VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

(b) Stock price risk

Stock price risk arises mainly from derivatives linked to stocks positions in the Capital Markets Department. This stock price risk is managed through VaR, sensitivity limits, etc.

(c) Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets, liabilities and currency-related derivatives which are denominated in foreign currency. Most of the net foreign currency exposures occur in the US dollars and the Chinese Yuan. The Bank also manages net foreign exchange exposures across trading and non-trading portfolios by setting a net foreign currency exposure limit at the same time setting a loss limit.

54

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4.4.4 Non-trading position (Interest Rate Risk of Banking Book (“IRRBB”))

4.4.4.1 Definition of IRRBB

IRRBB is a change in equity and profit due to the changes in value of interest-sensitive assets, liabilities, etc., and is measured by ΔEVE and ΔNII.

4.4.4.2 Bank’s overall interest rate risk management and mitigation strategy

The Risk Management Committee approves policies, procedures and limits for managing interest rate risk, and the management department regularly reports on interest rate risk levels of ΔEVE, ΔNII and changes of market condition etc., as compared to the set limit. To measure the sensitivity of a bank’s economic value and earnings-based measure as interest rates change, the Bank calculates monthly interest rate gap and duration gap for assets and liabilities. In addition, the management department conducts an interest rate risk crisis analysis at least once a quarter assuming abnormal interest rate fluctuations and reports the results to the Risk Management Council. Independent internal and external audits regularly check the process of identifying, measuring and monitoring interest rate risks. The interest rate risk model adequacy test is carried out regularly at least once a year by verification department independent of the management department.

4.4.4.3 Main modeling assumption used for the Bank’s interest rate risk measurement system for internal management

The Bank separately calculates Δ EVE for internal management of interest rate risk, assuming a historical-simulation based on interest rate volatility in the past financial crisis (FY08-FY09), distribution of assets/liabilities portfolio, and 27 interest rate gaps considering management strategy.

4.4.4.4 The Bank’s interest rate risk hedging methodology and related accounting

The Bank hedges interest rate risk through back-to-back interest rate swap transactions, which are the same as interest payment cash flows. The Bank officially documents and manages the risk management strategy for hedge accounting, risk management objectives, hedging relationship, and assessment method for hedge effectiveness.

55

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4.4.4.5 Main assumptions used for calculating ΔEVE, ΔNII

The Bank calculates interest rate risk, including all cash flow of interest-sensitive assets, liabilities, and off-balance items in the banking book. ΔEVE assumes a run-off balance sheet where the existing bank account positions are amortized and not replaced by new businesses. In addition, the contractual interest rate, including commercial margins and other interest rate components, is applied to generate cash flows. In case of discounting cash flow, ΔEVE is calculated by applying risk-free interest rates that do not include commercial margins and other interest components.

ΔNII assumes a constant balance sheet in which cash flows that mature or interest rates are revised during the target management period are replaced by new cash flows that have the same characteristics. The interest rate risk is calculated for the interest rate shock scenario by adding up only if the risk is a loss for each currency. The average interest rate revision maturity of demand deposits is determined by dividing them into retail transactional, retail non-transactional and wholesale based on customer and regular transactions and taking into account the core deposit rates and the upper average maturity limit for each category. The average interest rate revision maturity for demand deposits is 2.5 years for core deposits, 1 day for non-core deposits, and the longest interest rate revision maturity is five years. The prepayment rate of fixed-rate loan and early redemption rate of term deposit are estimated by dividing the amount of prepayment amount and early redemption amount during the previous month by the balance at the end of the previous month, respectively.

4.4.4.6 ΔEVE, ΔNII

The Bank calculates ΔEVE by applying six interest rate shocks and stress scenarios, and ΔNII by applying parallel shock up and down scenarios. The results as of December 31, 2020 and 2019, are as follows:

	December 31, 2020		December 31, 2019
(In millions of Korean won)	Changes in the Economic Value of Equity Capital (ΔEVE)	Changes in net interest income (ΔNII)	Changes in the Economic Value of Equity Capital (ΔEVE)	Changes in net interest income (ΔNII)
Scenario 1 (Parallel rise)	521,124	426,811	426,667	116,958
Scenario 2 (Parallel decline)	72,458	2,272	33,310	4,222
Scenario 3 (Short-term decline, long-term rise)	123,150		222,659
Scenario 4 (Short-term rise, long-term decline)	429,344		416,300
Scenario 5 (Short-term rise)	488,939		382,042
Scenario 6 (Short-term decline)	523,177		498,690
Maximum of 6 scenarios	523,177	426,811	498,690	116,958
Basic capital	29,136,133	—	27,860,004	—

55

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4.4.5 Financial assets and liabilities denominated in foreign currencies

Details of financial instruments denominated in foreign currencies and translated into Korean won as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	3,106,479	511,564	209,562	56,996	131,188	470,716	4,486,505
Financial assets at fair value through profit or loss	1,461,309	—	188,882	—	—	19,479	1,669,670
Derivatives held for trading	306,544	—	—	—	—	—	306,544
Derivatives held for hedging	106,631	—	—	—	—	—	106,631
Loans measured at amortized cost	16,544,961	550,793	1,096,898	221,880	12,433	772,425	19,199,390
Financial assets at fair value through other comprehensive income	4,353,601	5,271	9,438	—	—	148,517	4,516,827
Financial assets at amortized cost	317,341	—	—	—	—	—	317,341
Other financial assets	1,536,764	49,122	200,083	5,504	89,253	141,059	2,021,785

	27,733,630	1,116,750	1,704,863	284,380	232,874	1,552,196	32,624,693

Financial liabilities
Derivatives held for trading	400,378	65	109	—	—	—	400,552
Derivatives held for hedging	66,305	—	—	—	—	—	66,305
Deposits	13,556,633	885,629	916,361	66,331	212,817	919,228	16,556,999
Borrowings	8,743,953	485,618	321,705	218,578	7,850	136,752	9,914,456
Debentures	4,691,943	—	666,873	—	—	120,388	5,479,204
Other financial liabilities	2,168,468	38,661	93,949	9,491	17,039	22,757	2,350,365

	29,627,680	1,409,973	1,998,997	294,400	237,706	1,199,125	34,767,881

Off-balance sheet items	13,360,888	32,200	254,222	741	121,760	118,713	13,888,524

	December 31, 2019
(In millions of Korean won)	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	1,722,576	244,277	144,399	33,228	161,766	487,361	2,793,607
Financial assets at fair value through profit or loss	1,555,545	—	159,888	1,116	—	18,103	1,734,652
Derivatives held for trading	98,077	—	—	—	—	—	98,077
Derivatives held for hedging	80,202	—	—	—	—	—	80,202
Loans measured at amortized cost	14,896,881	463,897	593,074	137,585	50,989	558,678	16,701,104
Financial assets at fair value through other comprehensive income	3,953,870	21,267	5,192	—	—	37,977	4,018,306
Financial assets at amortized cost	1,026,325	—	—	—	—	—	1,026,325
Other financial assets	1,199,067	230,223	289,134	5,178	146,722	87,105	1,957,429

	24,532,543	959,664	1,191,687	177,107	359,477	1,189,224	28,409,702

Financial liabilities
Derivatives held for trading	209,639	6	53	—	—	—	209,698
Derivatives held for hedging	35,538	—	—	—	—	—	35,538
Deposits	11,851,098	719,081	761,074	45,485	203,219	523,079	14,103,036
Borrowings	8,707,309	125,096	340,530	118,848	6,586	62,050	9,360,419
Debentures	4,083,040	—	—	—	—	101,967	4,185,007
Other financial liabilities	2,108,945	59,761	97,325	21,475	151,144	163,054	2,601,704

	26,995,569	903,944	1,198,982	185,808	360,949	850,150	30,495,402

Off-balance sheet items	16,773,630	32,694	191,210	—	153,451	37,195	17,188,180

57

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4.5 Operational Risk

4.5.1 Concept

The Bank defines operational risks broadly as all financial and non-financial risks from operating activities that negatively affect capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes and provide timely feedback to management and all employees. The Bank established a Business Continuity Planning (BCP) to carry out continuous work in emergency situations and established alternative facilities. The Bank conducts simulation training for headquarters and IT departments to check the business continuity framework.

4.6 Capital Management

The Bank complies with the capital adequacy standard established by the Financial Services Commission. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements in June 2011 and was implemented in Korea in December 2013.

The Bank is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.5%, a minimum Tier 1 ratio of 6.0% and a minimum Total Regulatory Capital of 8.0% as of December 31, 2020. Capital Conservation Buffer of 2.5% and Capital Requirement of Domestic Systemically Important Bank (D-SIB) of 1.0% are additionally applied. Therefore, the Bank is required to maintain a capital ratio including a minimum capital ratio and additional capital requirements (a Common Equity Tier 1 Ratio of 8.0% (December 31, 2019: 8.0%), a Tier 1 Ratio of 9.5% (December 31, 2019: 9.5%), and a Total Regulatory Capital Ratio of 11.5% (December 31, 2019: 11.5%)).

The Bank’s equity capital is classified into three categories in accordance with Detailed Supervisory Regulations on Banking Business:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital is the first to take losses in the Bank and is the last to be compensated in liquidation of the Bank and not repaid except for liquidation. It includes capital, capital surplus, retained earnings, non-controlling interests of the consolidated subsidiaries, accumulated other comprehensive income and other capital surplus etc.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes capital, capital surplus, etc. related to the issuance of capital securities of a permanent nature that meets the conditional capital securities requirements.

•

Tier 2 Capital: Tier 2 Capital means capital that can compensate for losses of the Bank upon liquidation, including (a) the amount of subordinated bonds with maturity of not less than 5 years that meet the conditional capital securities requirements, and (b) the allowance for credit losses accumulated on the loans which are classified as normal or precautionary in accordance with Regulation on Supervision of Financial Holding Companies and others.

The risk-weighted assets are the magnitude of the amount of risk inherent in the total asset held by the Bank. The Bank calculates risk-weighted assets by each risk (credit risk, market risk, and operational risk) based on the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies and uses them to calculate BIS ratio. The Bank complied with external capital adequacy requirements as of December 31, 2020 and 2019.

58

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Apart from the BIS ratio, the Bank evaluates and manages capital adequacy through internal policies. The valuation of capital adequacy compares the size of available capital (the amount of capital actually available) to the size of internal capital (the amount of capital required to cover all the significant risks faced by the Bank under its target credit rating), which monitors financial soundness and provides a risk-adjusted performance measurement basis. The internal capital for capital adequacy assessment is calculated by adding the results of a stress test and other additional capital requirements to the internal capital calculated for each individual risk.

The Risk Management Committee of the Bank determines the risk appetite of the Bank, allocates internal capital by risk type and business group, and each business group operates capital efficiently within the range of the allocated internal capital. The Risk Management Department of the Bank monitors internal capital limit management and reports it to the management and the Risk Management Committee. If the limit of internal capital is expected to be exceeded, the Bank’s capital adequacy management is carried out through review and approval by the Risk Management Committee in advance.

Details of the Bank’s capital adequacy calculation in accordance with Basel III requirements as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Equity Capital	32,554,705	29,809,730
Tier I Capital	28,234,310	27,609,684
Common Equity Tier 1 Capital	27,659,787	27,035,161
Additional Tier 1 Capital	574,523	574,523
Tier II Capital	4,320,395	2,200,046
Risk-weighted assets:	183,148,273	188,075,177
Credit risk [1]	160,817,395	172,985,173
Market risk [2]	11,372,840	5,150,641
Operational risk [3]	10,958,038	9,939,363
Equity Capital (%):	17.78	15.85
Tier I Capital (%)	15.42	14.68
Common Equity Tier 1 Capital (%)	15.10	14.37

[1]	Credit risk weighted assets are measured using the Internal Rating-Based Approach and Standardized Approach.
[2]	Market risk weighted assets are measured using the Internal Model-Based Approach and Standardized Approach.
[3]	Operational risk weighted assets are measured using the Advanced Measurement Approach.

59

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Bank is organized into Corporate Banking, Retail Banking and Other Activities. These segments are based on the nature of the products and services provided, the type or class of customer, and the Bank’s management organization.

•	Corporate banking: The activities within this segment include providing credit, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs.

•	Retail banking: The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

•	Other activities: The activities within this segment include trading activities in securities and derivatives, funding, trust and other activities.

Financial information by business segment for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Corporate banking	Retail banking	Others	Total
Operating revenues from external customers	2,727,537	2,918,826	2,011,837	7,658,200
Net interest income	2,937,744	3,178,280	322,832	6,438,856
Interest income	4,260,464	4,519,579	938,646	9,718,689
Interest expense	(1,322,720)	(1,341,299)	(615,814)	(3,279,833)
Net fee and commission income	357,625	406,603	341,022	1,105,250
Fee and commission income	458,329	529,178	468,100	1,455,607
Fee and commission expense	(100,704)	(122,575)	(127,078)	(350,357)
Net gains on financial instruments at fair value through profit or loss	665	—	335,016	335,681
Net other operating income (expense)	(568,497)	(666,057)	1,012,967	(221,587)
General and administrative expenses	(1,384,703)	(2,072,515)	(570,549)	(4,027,767)
Operating profit before provision for credit losses	1,342,834	846,311	1,441,288	3,630,433
Provision for credit losses	(192,004)	(264,943)	(3,866)	(460,813)
Operating profit	1,150,830	581,368	1,437,422	3,169,620
Net non-operating expense	(418)	—	(78,805)	(79,223)
Segment profit before income tax expense	1,150,412	581,368	1,358,617	3,090,397
Income tax expense	(316,363)	(159,876)	(347,199)	(823,438)

Profit for the year	834,049	421,492	1,011,418	2,266,959

Total assets *	148,608,992	161,330,053	112,187,189	422,126,234
Total liabilities *	153,134,944	176,571,944	61,959,534	391,666,422

60

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

	2019
(In millions of Korean won)	Corporate banking	Retail banking	Others	Total
Operating revenues from external customers	2,531,458	2,979,503	1,773,241	7,284,202
Net interest income	2,783,464	3,148,061	358,519	6,290,044
Interest income	4,484,502	4,872,937	1,176,303	10,533,742
Interest expense	(1,701,038)	(1,724,876)	(817,784)	(4,243,698)
Net fee and commission income	356,060	471,869	339,663	1,167,592
Fee and commission income	453,863	577,845	473,635	1,505,343
Fee and commission expense	(97,803)	(105,976)	(133,972)	(337,751)
Net gains on financial instruments at fair value through profit or loss	207	—	420,933	421,140
Net other operating income (expenses)	(608,273)	(640,427)	654,126	(594,574)
General and administrative expenses	(1,208,541)	(1,982,375)	(661,058)	(3,851,974)
Operating profit before provision for credit losses	1,322,917	997,128	1,112,183	3,432,228
Reversal (provision) for credit losses	125,785	(235,995)	7,240	(102,970)
Operating profit	1,448,702	761,133	1,119,423	3,329,258
Net non-operating income (expenses)	128	—	(34,764)	(34,636)
Segment profit before income tax expense	1,448,830	761,133	1,084,659	3,294,622
Income tax expense	(398,428)	(209,311)	(265,190)	(872,929)

Profit for the year	1,050,402	551,822	819,469	2,421,693

Total assets *	134,486,979	147,468,173	97,530,691	379,485,843
Total liabilities *	137,626,763	161,834,984	51,162,850	350,624,597

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

61

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Corporate banking service	2,727,537	2,531,458
Retail banking service	2,918,826	2,979,503
Other service	2,011,837	1,773,241

	7,658,200	7,284,202

5.2.2 Geographical information

Geographical operating revenues from external customers for the years ended December 31, 2020 and 2019, and major non-current assets as of December 31, 2020 and 2019, are as follows:

	Revenues from external customers		Major non-current assets
(In millions of Korean won)	2020	2019	December 31, 2020	December 31, 2019
Domestic	7,549,401	7,211,160	4,233,861	4,051,234
China	8,752	22,391	3,239	1,377
United States	3,071	13,971	8,206	9,452
New Zealand	3,554	6,946	2,385	3,516
Japan	7,933	6,692	2,607	3,480
United Kingdom	32,563	9,424	1,250	1,893
Vietnam	38,983	10,449	2,167	1,938
India	13,943	3,169	1,155	1,533

	7,658,200	7,284,202	4,254,870	4,074,423

62

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	17,989,041	17,991,399
Financial assets at fair value through profit or loss	12,191,559	12,191,559
Debt securities	12,030,922	12,030,922
Equity securities	31,916	31,916
Loans	38,756	38,756
Others	89,965	89,965
Derivatives held for trading	4,422,796	4,422,796
Derivatives held for hedging	159,039	159,039
Loans measured at amortized cost	317,673,667	318,257,423
Financial assets at fair value through other comprehensive income	42,300,254	42,300,254
Debt securities	39,562,919	39,562,919
Equity securities	2,502,555	2,502,555
Loans	234,780	234,780
Securities measured at amortized cost	15,070,908	15,137,731
Other financial assets	5,630,598	5,630,598

	415,437,862	416,090,799

Financial liabilities
Financial liabilities at fair value through profit or loss	141,277	141,277
Derivatives held for trading	4,228,446	4,228,446
Derivatives held for hedging	67,267	67,267
Deposits	319,082,424	319,332,081
Borrowings	25,099,647	25,093,558
Debentures	24,690,676	24,872,703
Other financial liabilities	16,033,368	16,033,368

	389,343,105	389,768,700

63

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

	December 31, 2019
(In millions of Korean won)	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	13,093,005	13,092,922
Financial assets at fair value through profit or loss	9,785,350	9,785,350
Debt securities	9,490,491	9,490,491
Equity securities	26,921	26,921
Loans	188,133	188,133
Others	79,805	79,805
Derivatives held for trading	2,189,768	2,189,768
Derivatives held for hedging	129,919	129,919
Loans measured at amortized cost	291,425,606	291,686,008
Financial assets at fair value through other comprehensive income	38,172,534	38,172,534
Debt securities	35,834,598	35,834,598
Equity securities	1,993,644	1,993,644
Loans	344,292	344,292
Securities measured at amortized cost	13,866,494	13,958,441
Other financial assets	5,466,052	5,466,052

	374,128,728	374,480,994

Financial liabilities
Financial liabilities at fair value through profit or loss	80,235	80,235
Derivatives held for trading	2,120,551	2,120,551
Derivatives held for hedging	36,212	36,212
Deposits	295,690,896	296,187,156
Borrowings	18,706,328	18,705,850
Debentures	17,142,392	17,361,816
Other financial liabilities	14,990,170	14,990,170

	348,766,784	349,481,990

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Bank discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

64

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Securities Due from financial institutions and deposits indexed to gold price	Fair value of securities and due from financial institutions and deposits indexed to gold price that are quoted in active markets is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institution. The institutions use one or more of the following valuation techniques including DCF Model, MonteCarlo Simulation, FCFE (Free Cash Flow to Equity Model), Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method, deemed suitable considering the characteristics of the financial instruments.

Loans	Fair value of loans is determined using DCF Model and independent external professional valuation institution. Fair value measured by DCF Model is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate. Fair value of the other loans is determined by external professional valuation institution using Tree Model.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Bank uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method (“FDM”), the MonteCarlo Simulation and the Tree model or valuation results from independent external professional valuation institution. For OTC derivatives, the credit risk of counterparty and the Bank’s own credit risk are applied through Credit Valuation Adjustment (“CVA”).

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

65

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Debentures	Fair value is determined by using the valuation results (DCF Model) of external professional valuation institution, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

6.1.2 Fair value hierarchy

The Bank believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Bank classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

66

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
	Fair value hierarchy			Total
(In millions of Korean won)	Level 1	Level 2	Level 3
Financial assets
Financial assets at fair value through profit or loss	3,510,745	6,576,896	2,103,918	12,191,559
Debt securities	3,420,780	6,576,896	2,033,246	12,030,922
Equity securities	—	—	31,916	31,916
Loans	—	—	38,756	38,756
Others	89,965	—	—	89,965
Derivatives held for trading	—	4,304,456	118,340	4,422,796
Derivatives held for hedging	—	159,039	—	159,039
Financial assets at fair value through other comprehensive income	9,698,020	30,684,313	1,917,921	42,300,254
Debt securities	9,113,386	30,449,533	—	39,562,919
Equity securities	584,634	—	1,917,921	2,502,555
Loans	—	234,780	—	234,780

	13,208,765	41,724,704	4,140,179	59,073,648

Financial liabilities
Financial liabilities at fair value through profit or loss	141,277	—	—	141,277
Derivatives held for trading	—	4,161,752	66,694	4,228,446
Derivatives held for hedging	—	67,267	—	67,267

	141,277	4,229,019	66,694	4,436,990

67

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

	December 31, 2019
	Fair value hierarchy			Total
(In millions of Korean won)	Level 1	Level 2	Level 3
Financial assets
Financial assets at fair value through profit or loss	2,633,463	5,224,401	1,927,486	9,785,350
Debt securities	2,552,499	5,224,401	1,713,591	9,490,491
Equity securities	1,159	—	25,762	26,921
Loans	—	—	188,133	188,133
Others	79,805	—	—	79,805
Derivatives held for trading	—	2,189,698	70	2,189,768
Derivatives held for hedging	—	129,919	—	129,919
Financial assets at fair value through other comprehensive income	13,794,433	23,336,884	1,041,217	38,172,534
Debt securities	12,842,006	22,992,592	—	35,834,598
Equity securities	952,427	—	1,041,217	1,993,644
Loans	—	344,292	—	344,292

	16,427,896	30,880,902	2,968,773	50,277,571

Financial liabilities
Financial liabilities at fair value through profit or loss	80,235	—	—	80,235
Derivatives held for trading	—	2,120,551	—	2,120,551
Derivatives held for hedging	—	36,212	—	36,212

	80,235	2,156,763	—	2,236,998

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the statements of financial position as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss	6,576,896
Debt securities	6,576,896	DCF Model, MonteCarlo Simulation, Net Asset Value	Discount rate, interest rate, prices of underlying assets (debt securities, stocks, etc.)
Derivatives held for trading	4,304,456	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging	159,039	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others
Financial assets at fair value through other comprehensive income	30,684,313
Debt securities	30,449,533	DCF Model	Discount rate
Loans	234,780	DCF Model	Discount rate

	41,724,704

Financial liabilities
Derivatives held for trading	4,161,752	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging	67,267	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

	4,229,019

68

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

	December 31, 2019
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss	5,224,401
Debt securities	5,224,401	DCF Model, MonteCarlo Simulation, Net Asset Value	Discount rate, interest rate, prices of underlying assets (debt securities, stocks, etc.)
Derivatives held for trading	2,189,698	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging	129,919	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others
Financial assets at fair value through other comprehensive income	23,336,884
Debt securities	22,992,592	DCF Model	Discount rate
Loans	344,292	DCF Model	Discount rate

	30,880,902

Financial liabilities
Derivatives held for trading	2,120,551	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging	36,212	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

	2,156,763

69

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	2,659,516	14,432,267	899,616	17,991,399
Loans measured at amortized cost	—	—	318,257,423	318,257,423
Securities measured at amortized cost	3,725,511	11,412,220	—	15,137,731
Other financial assets [2]	—	—	5,630,598	5,630,598

	6,385,027	25,844,487	324,787,637	357,017,151

Financial liabilities
Deposits [1]	—	168,232,612	151,099,469	319,332,081
Borrowings [1]	—	295	25,093,263	25,093,558
Debentures	—	24,872,703	—	24,872,703
Other financial liabilities [2]	—	—	16,033,368	16,033,368

	—	193,105,610	192,226,100	385,331,710

	December 31, 2019
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	2,689,721	10,150,932	252,269	13,092,922
Loans measured at amortized cost	—	—	291,686,008	291,686,008
Securities measured at amortized cost	4,372,712	9,585,729	—	13,958,441
Other financial assets [2]	—	—	5,466,052	5,466,052

	7,062,433	19,736,661	297,404,329	324,203,423

Financial liabilities
Deposits [1]	—	133,685,536	162,501,620	296,187,156
Borrowings [1]	—	4,685	18,701,165	18,705,850
Debentures	—	17,361,816	—	17,361,816
Other financial liabilities [2]	—	—	14,990,170	14,990,170

	—	151,052,037	196,192,955	347,244,992

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximation of the fair value.
[2]	Other financial assets and other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair value.

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

70

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	11,412,220	DCF Model, MonteCarlo Simulation	Discount rate, interest rate
Financial liabilities
Debentures	24,872,703	DCF Model	Discount rate

	December 31, 2019
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	9,585,729	DCF Model, MonteCarlo Simulation	Discount rate, interest rate
Financial liabilities
Debentures	17,361,816	DCF Model	Discount rate

Valuation techniques and inputs of financial assets and liabilities classified as Level 3 and, whose fair value is disclosed and as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	899,616	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans measured at amortized cost	318,257,423	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	319,157,039

Financial liabilities
Deposits	151,099,469	DCF Model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Borrowings	25,093,263	DCF Model	Other spread, interest rate	Other spread

	176,192,732

71

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

	December 31, 2019
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	252,269	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans measured at amortized cost	291,686,008	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	291,938,277

Financial liabilities
Deposits	162,501,620	DCF Model	Other spread, prepayment rate, Interest rate	Other spread, prepayment rate
Borrowings	18,701,165	DCF Model	Other spread, interest rate	Other spread

	181,202,785

72

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Bank uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of the Bank’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Bank’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in Fair Value (Level 3) Measured using Valuation Technique based on Unobservable Inputs in the Market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2020 and 2019, are as follows:

	2020
	Financial assets at fair value through profit or loss		Financial investments	Net derivatives financial instruments
(In millions of Korean won)	Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning	1,739,353	188,133	1,041,217	70	—
Total gains or losses
- Profit or loss	68,324	627	—	24,363	—
- Other comprehensive income	—	—	784,055	—	—
Purchases	571,860	—	92,665	27,035	—
Sales	(314,375)	(150,004)	(16)	—	—
Transfers into Level 3	—	—	—	178	—

Ending	2,065,162	38,756	1,917,921	51,646	—

73

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

	2019
	Financial assets at fair value through profit or loss		Financial investments	Net derivatives financial instruments
(In millions of Korean won)	Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning	1,411,966	212,596	927,549	12	—
Total gains or losses
- Profit or loss	30,687	10,412	—	2,998	—
- Other comprehensive income	—	—	36,713	—	—
Purchases	441,413	154,005	78,626	—	—
Sales	(144,713)	(188,880)	(1,671)	—	—
Settlements	—	—	—	(2,940)	—

Ending	1,739,353	188,133	1,041,217	70	—

6.2.2.2 In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Net gains on financial instruments at fair value through profit or loss	Other operating expenses	Net interest income
Total gains (losses) recognized in profit or loss for the year	117,340	(24,026)	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting year	113,269	(24,026)	—

	2019
(In millions of Korean won)	Net gains on financial instruments at fair value through profit or loss	Other operating income	Net interest income
Total gains recognized in profit or loss for the year	40,840	3,235	22
Total gains recognized in profit or loss from financial instruments held at the end of the reporting year	32,511	3,178	—

74

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Debt securities	2,033,246	Net Asset Value, DCF Model	Volatilities of real estate disposal price, discount rate, liquidation value	Volatility of the real estate price	0.00	Higher the sale price, higher the fair value
				Discount rate	8.63 ~ 21.37	Lower the discount rate, higher the fair value
				Liquidation value	0.00	Higher the liquidation value, higher the fair value
Equity securities	31,916	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	7.64 ~ 18.67	Lower the discount rate, higher the fair value
Loans	38,756	DCF Model	Discount rate	Discount rate	7.86	Lower the discount rate, higher the fair value
Derivatives held for trading
Stock and index	118,340	Tree Model	Price of underlying asset, volatility of underlying asset	Volatility of the underlying asset	22.11~ 54.50	Higher the volatility, higher the fair value fluctuation
Currency	—	DCF Model	Interest rate, foreign exchange rate, loss given default ratio	Loss given default ratio	0.00	Higher the loss given default ratio, lower the fair value
Financial assets at fair value through other comprehensive income
Equity securities	1,917,921	DCF Model, Comparable Company Analysis, Tree model	Growth rate, discount rate, stock price, volatility of the stock price	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	9.90 ~ 19.67	Lower the discount rate, higher the fair value
				Volatility of the stock price	22.11 ~ 24.16	Higher the volatility, higher the fair value fluctuation

	4,140,179

Financial liabilities
Derivatives held for trading
Stock and index	66,694	Tree Model	Price of underlying asset, volatility of underlying asset	Volatility of underlying asset	59.60	Higher the volatility, higher the fair value fluctuation

	66,694

75

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Debt securities	1,713,591	Net Asset Value, DCF Model	Volatilities of real estate disposal price, discount rate, liquidation value	Volatility of the real estate price	0.00	Higher the sale price, higher the fair value
				Discount rate	7.47	Lower the discount rate, higher the fair value
				Liquidation value	0.00	Higher the liquidation value, higher the fair value
Equity securities	25,762	DCF Model, Comparable Company Analysis	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	5.89 ~ 16.15	Lower the discount rate, higher the fair value
Loans	188,133	Tree Model, DCF Model	Stock price, volatility of the stock price, discount rate	Volatility of the stock price	12.91 ~ 48.28	Higher the volatility, higher the fair value fluctuation
				Discount rate	10.81	Lower the discount rate, higher the fair value
Derivatives held for trading
Stock and index	70	Tree Model	Price of underlying asset, interest rate, volatility of underlying asset, dividend yield	Volatility of the underlying asset	21.85	Higher the volatility, higher the fair value fluctuation
Financial assets at fair value through other comprehensive income
Equity securities	1,041,217	DCF Model, Comparable Company Analysis, Tree Model	Growth rate, discount rate, stock price, volatility of the stock price	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	3.04 ~ 16.37	Lower the discount rate, higher the fair value
				Volatility of the stock price	20.97 ~ 22.19	Higher the volatility, higher the fair value fluctuation

	2,968,773

Financial liabilities
Derivatives held for trading Others	—	MonteCarlo Simulation	Stock price, interest rate, volatility of the stock price, volatility of the interest rate	Volatility of the stock price	16.28	Higher the volatility, higher the fair value fluctuation

				Volatility of the interest rate	0.52	Higher the volatility, higher the fair value fluctuation

	—

76

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are debt securities, loans, equity-related derivatives, currency-related derivatives, interest rate-related derivatives and other derivatives whose fair value changes are recognized in profit or loss as well as equity securities whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Results of the sensitivity analysis of changes in inputs as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
	Profit or loss		Other comprehensive Income (loss)
(In millions of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss
Debt securities [3,5]	2,067	(2,061)	—	—
Equity securities [2,5]	5,334	(2,910)	—	—
Loans [4]	3,316	(2,952)	—	—
Derivatives held for trading [1]	30,657	(29,521)	—	—
Financial assets at fair value through other comprehensive income
Equity securities [2,5,6]	—	—	94,084	(55,297)

	41,374	(37,444)	94,084	(55,297)

Financial liabilities
Derivatives held for trading [1]	16,708	(16,202)	—	—

	16,708	(16,202)	—	—

77

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	Profit or loss		Other comprehensive Income (loss)
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss
Debt securities [3,5]	3,204	(3,192)	—	—
Equity securities [2,5]	6,353	(1,611)	—	—
Loans [4]	6,362	(4,344)	—	—
Derivatives held for trading [1]	1	(1)	—	—
Financial assets at fair value through other comprehensive income
Equity securities [2,5,6]	—	—	188,090	(94,201)

	15,920	(9,148)	188,090	(94,201)

Financial liabilities
Derivatives held for trading [1]	—	—	—	—

	—	—	—	—

[1]

For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters; such as the price and the volatility of the underlying asset by ± 10%, and the loss given default ratio by ± 1% for some derivatives as of December 31, 2019.

2	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1~1%) and growth rate (0~0.5%).
[3]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. But only for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting volatility of real estate price (-1~1%). For equity investments, changes in fair value are calculated by shifting the liquidation value (-1~1%) and the discount rates (-1~1%). There was no significant correlation among major unobservable inputs.

[4]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as stock prices, and volatility of stock prices (-10~10%) and discount rate (-1~1%).
[5]

The amounts of ~~W~~ 3,045,123 million and ~~W~~ 1,563,538 million of financial assets classified as level 3 as of December 31, 2020 and 2019, respectively, are excluded because it is practically impossible to analyze sensitivity of changes in unobservable inputs.

[6]	For some equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as stock prices and volatilities of stock prices by ± 10%.

6.2.4 Day one gains or losses

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss. The aggregate deferred differences are not existed, as of and for the years ended December 31, 2020 and 2019.

78

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of financial assets and liabilities by category as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	17,989,041	—	17,989,041
Financial assets at fair value through profit or loss	12,191,559	—	—	—	—	12,191,559
Derivatives	4,422,796	—	—	—	159,039	4,581,835
Loans measured at amortized cost	—	—	—	317,673,667	—	317,673,667
Financial investments	—	39,797,699	2,502,555	15,070,908	—	57,371,162
Other financial assets	—	—	—	5,630,598	—	5,630,598

	16,614,355	39,797,699	2,502,555	356,364,214	159,039	415,437,862

	December 31, 2020
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	141,277	—	—	141,277
Derivatives	4,228,446	—	67,267	4,295,713
Deposits	—	319,082,424	—	319,082,424
Borrowings	—	25,099,647	—	25,099,647
Debentures	—	24,690,676	—	24,690,676
Other financial liabilities	—	16,033,368	—	16,033,368

	4,369,723	384,906,115	67,267	389,343,105

79

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

	December 31, 2019
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	13,093,005	—	13,093,005
Financial assets at fair value through profit or loss	9,785,350	—	—	—	—	9,785,350
Derivatives	2,189,768	—	—	—	129,919	2,319,687
Loans measured at amortized cost	—	—	—	291,425,606	—	291,425,606
Financial investments	—	36,178,890	1,993,644	13,866,494	—	52,039,028
Other financial assets	—	—	—	5,466,052	—	5,466,052

	11,975,118	36,178,890	1,993,644	323,851,157	129,919	374,128,728

	December 31, 2019
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	80,235	—	—	80,235
Derivatives	2,120,551	—	36,212	2,156,763
Deposits	—	295,690,896	—	295,690,896
Borrowings	—	18,706,328	—	18,706,328
Debentures	—	17,142,392	—	17,142,392
Other financial liabilities	—	14,990,170	—	14,990,170

	2,200,786	346,529,786	36,212	348,766,784

80

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

6.4 Transfer of Financial Assets

6.4.1 Transferred financial assets that are derecognized in their entirety

The Bank transferred loans and other financial assets that are derecognized in their entirety, to SPEs (special purpose entities), while the maximum exposure to loss (carrying amount) from its continuing involvement and fair value of its continuing involvement of the derecognized financial assets as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement	Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	5,190	5,190
FK 1411 ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	1,062	1,062
AP 3B ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	646	646
AP 4D ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	6,304	6,304

			13,202	13,202

	December 31, 2019
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement	Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	5,596	5,596
FK 1411 ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	5,428	5,428
AP 3B ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	3,205	3,205
AP 4D ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	6,175	6,175

			20,404	20,404

81

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

6.4.2 Bonds sold under repurchase agreements and loaned securities

The Bank continues to recognize the financial assets related to bonds sold under repurchase agreements and securities lending transactions in the statements of financial position since those transactions are not qualified for derecognition even though the Bank transfers the financial assets. Bonds sold under repurchase agreements are sold on the condition that they will be repurchased at a fixed price and loaned securities will be returned at the expiration of the loan period. Thus, the Bank retains substantially all the risks and rewards of ownership of the financial assets. The carrying amount of transferred assets and related liabilities as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Carrying amount of transferred assets	Carrying amount of related liabilities
Bonds sold under repurchase agreements	894,010	825,700
Loaned securities	741,804	—
Government and public bonds	741,804	—

	1,635,814	825,700

	December 31, 2019
(In millions of Korean won)	Carrying amount of transferred assets	Carrying amount of related liabilities
Bonds sold under repurchase agreements	575,562	548,710
Loaned securities	788,790	—
Government and public bonds	788,790	—

	1,364,352	548,710

82

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

6.5 Offsetting Financial Assets and Financial Liabilities

The Bank enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar netting arrangements with the Bank’s OTC derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Bank’s (a) sales or purchase of bonds under repurchase agreements and (b) securities lending and borrowing transactions, etc. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic exchange settlement debits and domestic exchange settlement credits are shown in its net settlement balance in the statement of financial position. Account receivables and account payables related to listed securities and derivatives or OTC derivatives settled by the central clearing house are included in the other financial instruments. As the Bank has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis, the net amounts of the other financial instrument balances are presented in the statement of financial position.

6.5.1 Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Gross assets	Gross liabilities offset	Net amount in the statement of financial position	Non-offsetting amount
				Financial instruments	Cash collateral	Net amount
Derivatives held for trading	4,304,455	—	4,304,455	(3,174,526)	(275)	1,288,693
Derivatives held for hedging	159,039	—	159,039
Receivable spot exchange	3,104,233	—	3,104,233	(3,102,431)	—	1,802
Bonds purchased under repurchase agreements	2,801,680	—	2,801,680	(2,801,680)	—	—
Domestic exchange settlement debits	37,442,464	(36,726,449)	716,015	—	—	716,015
Other financial instruments	20,093	(19,757)	336	—	—	336

	47,831,964	(36,746,206)	11,085,758	(9,078,637)	(275)	2,006,846

	December 31, 2019
(In millions of Korean won)	Gross assets	Gross liabilities offset	Net amount in the statement of financial position	Non-offsetting amount
				Financial instruments	Cash collateral	Net amount
Derivatives held for trading	2,189,698	—	2,189,698	(1,731,521)	(1,211)	586,885
Derivatives held for hedging	129,919	—	129,919
Receivable spot exchange	3,003,910	—	3,003,910	(3,002,566)	—	1,344
Bonds purchased under repurchase agreements	6,133,038	—	6,133,038	(6,133,038)	—	—
Domestic exchange settlement debits	31,256,658	(30,733,476)	523,182	—	—	523,182
Other financial instruments	14,827	(6,347)	8,480	—	—	8,480

	42,728,050	(30,739,823)	11,988,227	(10,867,125)	(1,211)	1,119,891

83

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

6.5.2 Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Gross liabilities	Gross assets offset	Net amount in the statement of financial position	Non-offsetting amount
				Financial instruments	Cash collateral	Net amount
Derivatives held for trading	4,161,752	—	4,161,752	(2,395,096)	—	1,833,923
Derivatives held for hedging	67,267	—	67,267
Payable spot exchange	3,103,095	—	3,103,095	(3,102,431)	—	664
Bonds sold under repurchase agreements *	875,761	—	875,761	(875,761)	—	—
Domestic exchange settlement credits	37,659,778	(36,726,449)	933,329	(933,329)	—	—
Other financial instruments	22,824	(19,757)	3,067	—	—	3,067

	45,890,477	(36,746,206)	9,144,271	(7,306,617)	—	1,837,654

	December 31, 2019
(In millions of Korean won)	Gross liabilities	Gross assets offset	Net amount in the statement of financial position	Non-offsetting amount
				Financial instruments	Cash collateral	Net amount
Derivatives held for trading	2,120,551	—	2,120,551	(1,563,503)	—	593,260
Derivatives held for hedging	36,212	—	36,212
Payable spot exchange	3,003,464	—	3,003,464	(3,002,566)	—	898
Bonds sold under repurchase agreements *	548,710	—	548,710	(548,710)	—	—
Domestic exchange settlement credits	32,806,739	(30,733,476)	2,073,263	(2,073,263)	—	—
Other financial instruments	6,535	(6,347)	188	—	—	188

	38,522,211	(30,739,823)	7,782,388	(7,188,042)	—	594,346

*	Includes bonds sold under repurchase agreements to customers.

84

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

7. Due from Financial Institutions

7.1 Details of due from financial institutions as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%)	December 31, 2020	December 31, 2019
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	—	11,242,803	8,117,840
	Due from banking institutions	Hana Bank and others	—	1,776	1,092

				11,244,579	8,118,932

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Wells Fargo Bank N.A. and others	—	3,189,464	2,033,092
	Time deposits in foreign currencies	Bank of Communication Co., Ltd. New York Branch and others	0.43 ~ 7.05	97,388	79,836
	Due from others	Societe Generale (Paris) and others	0.00 ~ 0.15	798,448	172,982

				4,085,300	2,285,910

				15,329,879	10,404,842

*	Before netting of allowance

7.2 Details of restricted due from financial institutions as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2020	December 31, 2019	Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	11,242,803	8,117,840	Bank of Korea Act
Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others	446,652	243,304	Bank of Korea Act and others
	Time deposits in foreign currencies	Bank of Communication Co., Ltd. New York Branch	38,080	23,156	New York State Banking Law
	Due from others	Societe Generale (Paris) and others	375,373	112,752	Derivatives margin account

			860,105	379,212

			12,102,908	8,497,052

85

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

7.3 Changes in allowances for credit losses of due from financial institutions for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	12	1,186	360
Transfer between stages	—	—	—
Provision (reversal) for credit losses	29	(1,128)	—
Others (exchange differences, etc.)	(3)	(24)	(78)

Ending	38	34	282

	2019
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	5	—	—
Transfer between stages	—	—	—
Provision for credit losses	7	1,210	360
Others (exchange differences, etc.)	—	(24)	—

Ending	12	1,186	360

8. Assets Pledged as Collateral

8.1 Details of assets pledged as collateral as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		December 31, 2020
Assets pledged	Pledgee	Carrying amount	Reasons of pledge
Securities measured at fair value through profit or loss	The Korea Exchange and others	166,185	Repurchase agreements
	Korea Securities Finance Corporation	52,842	Securities borrowing transactions

		219,027

Securities measured at fair value through other comprehensive income	Citi Bank and others	98,979	Repurchase agreements
	The Bank of Korea	2,837,453	Borrowings from the Bank of Korea
		1,610,691	Settlement risk of the Bank of Korea
	JP Morgan Chase Bank and others	156,300	Derivatives transactions
	Others	4,036	Others

		4,707,459

Securities measured at amortized cost	Meritz Securities and others	664,438	Repurchase agreements
	The Bank of Korea	4,295,149	Borrowings from the Bank of Korea
		3,677,922	Settlement risk of the Bank of Korea
	KB Securities Co., Ltd. and others	126,199	Derivatives transactions
	KB Insurance Co., Ltd. and others	151,796	Others

		8,915,504

Mortgage loans	Others	10,699,720	Covered bond

		24,541,710

86

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)		December 31, 2019
Assets pledged	Pledgee	Carrying amount	Reasons of pledge
Securities at fair value through profit or loss	The Korea Exchange	28,831	Repurchase agreements
Securities at fair value through other comprehensive income	The Bank of Korea	1,212,021	Borrowings from the Bank of Korea
	The Bank of Korea	653,825	Settlement risk of the Bank of Korea
	DEUTSCHE BANK AG and others	95,640	Derivatives transactions

		1,961,486

Securities at amortized cost	Meritz Securities and others	581,268	Repurchase agreements
	The Bank of Korea	1,767,559	Borrowings from the Bank of Korea
	The Bank of Korea	3,077,151	Settlement risk of the Bank of Korea
	KB Securities Co., Ltd. and others	267,793	Derivatives transactions
	The Korea Exchange and others	155,595	Others

		5,849,366

Mortgage loans	Others	6,487,022	Covered bond

		14,326,705

8.2 Fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Fair value of collateral held	Fair value of collateral sold or repledged
Securities	2,969,616	—

	December 31, 2019
(In millions of Korean won)	Fair value of collateral held	Fair value of collateral sold or repledged
Securities	6,463,650	—

9. Derivative Financial Instruments and Hedge Accounting

The Bank engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures arising from the Bank’s own assets and liabilities. In particular, the Bank applies fair value hedge accounting to interest rate swaps that hedge the risk of changes in fair values due to the changes in interest rate of structured debentures in Korean won, debentures, structured deposits in foreign currencies and debt securities at fair value through other comprehensive income. Also, the Bank applies cash flow hedge accounting to interest rate swaps that hedge cash flow risk of debentures in foreign currencies and borrowings in foreign currencies.

87

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

9.1 Details of derivative financial instruments held for trading as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Notional amount	Assets	Liabilities
Interest rate
Forwards	90,000	3,355	—
Futures[1]	1,149,666	—	—
Swaps[2]	180,520,565	514,968	572,905
Options	13,779,000	246,707	297,442

	195,539,231	765,030	870,347

Currency
Forwards	71,961,500	1,603,423	1,902,704
Futures[1]	21,760	—	—
Swaps	49,901,150	1,902,582	1,360,689
Options	2,377,775	33,421	28,012

	124,262,185	3,539,426	3,291,405

Stock and index
Futures[1]	—	—	—
Options	563,704	118,340	66,694

	563,704	118,340	66,694

Others	—	—	—

	320,365,120	4,422,796	4,228,446

	December 31, 2019
(In millions of Korean won)	Notional amount	Assets	Liabilities
Interest rate
Futures[1]	673,266	—	—
Swaps[2]	149,543,211	430,029	481,535
Options	15,502,000	266,863	363,369

	165,718,477	696,892	844,904

Currency
Forwards	78,094,165	877,930	662,260
Swaps	46,175,092	609,438	598,670
Options	2,789,562	5,438	14,346

	127,058,819	1,492,806	1,275,276

Stock and index
Futures[1]	2,185	—	—
Options	22,014	70	371

	24,199	70	371

Others	694,680	—	—

	293,496,175	2,189,768	2,120,551

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.
[2]	Notional amounts of ~~W~~ 146,476,830 million and ~~W~~ 116,505,938 million as of December 31, 2020 and 2019, respectively, were traded through the central clearing house.

88

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

9.2 Average price condition of future nominal cash flows by type of hedge accounting as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
Nominal amount of the hedging instrument	3,255,568	956,315	479,405	620,788	1,462,964	2,442,691	9,217,731
Average price condition (%), (CD and Libor)	0.76	0.80	1.00	1.07	1.21	1.14	0.97
Cash flow hedge
Nominal amount of the hedging instrument	1,718,480	489,600	54,400	—	—	—	2,262,480
Average price condition (%), (CD and Libor)	0.72	1.17	0.96	—	—	—	0.82

	December 31, 2019
(In millions of Korean won)	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
Nominal amount of the hedging instrument	757,201	1,548,353	830,440	309,882	466,053	1,414,570	5,326,499
Average price condition (%), (CD and Libor)	2.29	2.70	2.29	3.16	2.50	3.92	2.91
Cash flow hedge
Nominal amount of the hedging instrument	1,539,874	289,450	521,010	—	—	—	2,350,334
Average price condition (%), (Libor)	2.68	2.65	2.83	—	—	—	2.71

89

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

9.3 Fair Value Hedge

9.3.1 Details of fair value hedged items as of and for the years ended December 31, 2020 and 2019, are as follows:

	December 31, 2020				2020
	Carrying amount		Accumulated amount of hedge adjustments		Changes in fair value
(In millions of Korean won)	Assets	Liabilities	Assets	Liabilities
Interest rate
Debt securities in Korean won	1,001,957	—	5,888	—	402
Debt securities in foreign currencies	2,712,980	—	62,922	—	42,382
Deposits in foreign currencies	—	121,768	—	2,088	(4,491)
Debentures in Korean won	—	3,623,161	—	(6,839)	27,909
Debentures in foreign currencies	—	1,985,333	—	81,333	(37,438)

	3,714,937	5,730,262	68,810	76,582	28,764

	December 31, 2019				2019
	Carrying amount		Accumulated amount of hedge adjustments		Changes in fair value
(In millions of Korean won)	Assets	Liabilities	Assets	Liabilities
Interest rate
Debt securities in Korean won	549,526	—	5,485	—	5,502
Debt securities in foreign currencies	1,670,838	—	19,243	—	25,540
Deposits in foreign currencies	—	780,491	—	(18,391)	(62,439)
Debentures in Korean won	—	351,070	—	21,070	(1,818)
Debentures in foreign currencies	—	2,067,556	—	41,406	(65,480)

	2,220,364	3,199,117	24,728	44,085	(98,695)

9.3.2 Details of derivative instruments designated as fair value hedge as of and for the years ended December 31, 2020 and 2019, are as follows:

	December 31, 2020			2020
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	9,217,731	158,914	51,841	(23,023)

	December 31, 2019			2019
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	5,326,500	129,084	29,675	101,448

90

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

9.3.3 Details of hedge ineffectiveness recognized in profit or loss from derivatives for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Hedge ineffectiveness recognized in profit or loss
Interest rate	2020	2019
	5,742	2,754

9.3.4 Gains or losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Gains (losses) on hedging instruments	(8,214)	108,442
Gains (losses) on the hedged item attributable to the hedged risk	13,811	(105,788)

	5,597	2,654

9.4 Cash Flow Hedge

9.4.1 Details of cash flow hedged items as of and for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Cash flow hedge reserve		Changes in fair value
	December 31, 2020	December 31, 2019	2020	2019
Interest rate risk	(10,073)	(3,691)	10,701	18,365

9.4.2 Details of derivative instruments designated as cash flow hedge as of and for the years ended December 31, 2020 and 2019, are as follows:

	December 31, 2020			2020
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	2,262,480	125	15,426	(10,492)

	December 31, 2019			2019
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	2,350,334	835	6,537	(18,276)

91

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

9.4.3 Gains or losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Losses on hedging instruments	(10,492)	(18,276)
Effective portion of losses on cash flow hedging instruments (recognized in other comprehensive income)	(10,553)	(18,108)

Ineffective portion of losses on cash flow hedging instruments (recognized in profit or loss)	61	(168)

9.4.4 Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Other comprehensive loss	(10,553)	(18,108)
Reclassification to profit or loss	1,750	(2,899)
Income tax effect	2,421	5,777

	(6,382)	(15,230)

9.4.5 As of December 31, 2020, the hedged items subject to cash flow hedge are exposed to the risk of changes in cash flows until August 11, 2023.

9.5 Interest Rate Benchmark Reform

The Bank’s exposure to hedging relationships related to the interest rate benchmark reform as of December 31, 2020, is as follows. The USD LIBOR interest rate will be replaced by the Secured Overnight Financing Rate (“SOFR”) based on actual transactions starting in 2022 and the KRW CD rate is currently under consideration for improving the calculation methodology. In this hedging relationship, the Bank assumed that the spread to be changed on a SOFR basis in 2022 would be similar to that included in the interest rate swap used as a hedging instrument, and no other changes were assumed.

(In millions of Korean won and millions of US dollars)		December 31, 2020
Interest rate benchmark	Currency	Carrying amount of non-derivative assets	Carrying amount of non-derivative liabilities	Notional amount of hedging instruments
CD#3M	KRW	1,807,701	3,623,161	5,430,000
USD#LIBOR#3M	USD	2,227	3,276	5,355
USD#LIBOR#6M	USD	213	10	206

92

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

10. Loans measured at amortized cost

10.1 Details of loans as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Loans	318,482,275	292,176,219
Deferred loan origination fees and costs	580,292	563,941
Less: Allowances for credit losses	(1,388,900)	(1,314,554)

Carrying amount	317,673,667	291,425,606

10.2 Details of loans to banks as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Loans *	7,176,653	5,120,941
Less: Allowances for credit losses	(674)	(387)

Carrying amount	7,175,979	5,120,554

*	Deferred loan origination fees and costs are included.

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2020 and 2019, are as follows:

	December 31, 2020 *
(In millions of Korean won)	Retail	Corporate	Total
Loans in Korean won	162,327,214	131,357,679	293,684,893
Loans in foreign currencies	156,001	8,338,256	8,494,257
Domestic import usance bills	—	2,152,059	2,152,059
Off-shore funding loans	—	1,258,137	1,258,137
Call loans	—	1,370,000	1,370,000
Bills bought in Korean won	—	1,620	1,620
Bills bought in foreign currencies	—	1,725,263	1,725,263
Guarantee payments under acceptances and guarantees	—	8,011	8,011
Bonds purchased under repurchase agreements	—	2,461,680	2,461,680
Privately placed bonds	—	729,994	729,994

	162,483,215	149,402,699	311,885,914
Proportion (%)	52.10	47.90	100.00

Less: Allowances for credit losses	(521,742)	(866,484)	(1,388,226)

	161,961,473	148,536,215	310,497,688

93

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

	December 31, 2019 *
(In millions of Korean won)	Retail	Corporate	Total
Loans in Korean won	148,407,504	120,028,903	268,436,407
Loans in foreign currencies	151,665	5,812,391	5,964,056
Domestic import usance bills	—	2,617,862	2,617,862
Off-shore funding loans	—	1,452,288	1,452,288
Call loans	—	610,000	610,000
Bills bought in Korean won	—	2,843	2,843
Bills bought in foreign currencies	—	2,151,143	2,151,143
Guarantee payments under acceptances and guarantees	—	3,312	3,312
Bonds purchased under repurchase agreements	—	5,897,258	5,897,258
Privately placed bonds	—	484,050	484,050

	148,559,169	139,060,050	287,619,219
Proportion (%)	51.65	48.35	100.00

Less: Allowances for credit losses	(473,907)	(840,260)	(1,314,167)

	148,085,262	138,219,790	286,305,052

*	Deferred loan origination fees and costs are included.

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	573,297	408,691	(391,925)	—	590,063
Others	914	417	(761)	(1)	569

	574,211	409,108	(392,686)	(1)	590,632

Deferred loan origination fees
Loans in Korean won	6,135	3,812	(2,949)	—	6,998
Loans in foreign currencies and others	4,135	221	(1,012)	(2)	3,342

	10,270	4,033	(3,961)	(2)	10,340

	563,941	405,075	(388,725)	1	580,292

	2019
(In millions of Korean won)	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	592,175	313,847	(332,725)	—	573,297
Others	486	826	(398)	—	914

	592,661	314,673	(333,123)	—	574,211

Deferred loan origination fees
Loans in Korean won	6,322	2,316	(2,503)	—	6,135
Loans in foreign currencies and others	4,342	2,499	(2,707)	1	4,135

	10,664	4,815	(5,210)	1	10,270

	581,997	309,858	(327,913)	(1)	563,941

94

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

11. Allowances for Credit Losses

11.1 Changes in allowances for credit losses of loans for the years ended December 31, 2020 and 2019, are as follows:

	2020
	Retail				Corporate
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	178,920	176,837	118,150	—	187,900	260,535	392,212	—
Transfer between stages
Transfer to 12-month expected credit losses	115,823	(115,776)	(47)	—	112,236	(104,702)	(7,534)	—
Transfer to lifetime expected credit losses (non-impaired)	(84,062)	166,663	(82,601)	—	(51,121)	121,946	(70,825)	—
Transfer to lifetime expected credit losses (impaired)	(627)	(120,528)	121,155	—	(1,118)	(42,696)	43,814	—
Write-offs	—	(5)	(326,783)	—	—	(1)	(201,214)	—
Sales	(1,540)	(19)	(1,106)	—	(9)	—	(21,005)	—
Provision for credit losses [1,2,3]	37,029	57,979	284,624	—	15,999	105,765	132,346	—
Others (exchange differences, etc.)	13	167	(2,524)	—	(1,616)	(824)	(2,930)	—

Ending	245,556	165,318	110,868	—	262,271	340,023	264,864	—

95

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

	2019
	Retail				Corporate
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	170,290	157,202	117,472	—	192,451	295,441	599,971	—
Transfer between stages
Transfer to 12-month expected credit losses	157,689	(157,668)	(21)	—	59,994	(46,497)	(13,497)	—
Transfer to lifetime expected credit losses (non-impaired)	(140,401)	149,801	(9,400)	—	(53,618)	136,429	(82,811)	—
Transfer to lifetime expected credit losses (impaired)	(280)	(45,396)	45,676	—	(1,863)	(36,696)	38,559	—
Write-offs	(2)	24	(322,075)	—	—	2	(217,532)	—
Sales	(467)	(4)	(766)	—	—	—	(8,909)	—
Provision (reversal) for credit losses [1,2]	(7,963)	72,693	288,809	—	(9,440)	(90,944)	100,386	—
Others (exchange differences, etc.)	54	185	(1,545)	—	376	2,800	(23,955)	—

Ending	178,920	176,837	118,150	—	187,900	260,535	392,212	—

[1]

Provision (reversal) for credit losses in statements of comprehensive income also includes provision (reversal) for credit losses of unused commitments and guarantees (Note 22.2), provision (reversal) for credit losses of financial guarantee contracts (Note 22.4), provision (reversal) for credit losses of other financial assets (Note 18.2), provision (reversal) for credit losses of due from financial institutions (Note 7.3) and provision (reversal) for credit losses of debt securities (Note 12.5).

[2]	Includes ~~W~~ 230,303 million and ~~W~~ 241,181 million of collections from written-offs loans for the years ended December 31, 2020 and 2019, respectively.
[3]

Includes additional provision of ~~W~~ 43,377 million for industries and borrowers which are highly affected by COVID-19, ~~W~~ 19,494 million due to expanding the scope of the loans subject to lifetime expected credit losses (non-impaired) and ~~W~~ 18,625 million due to expanding the scope of the loans subject to individual assessment for the year ended December 31, 2020.

The Bank manages the written-off loans that their legal extinctive prescriptions have not been completed; the balances of those loans are ~~W~~ 7,995,756 million and ~~W~~ 9,013,608 million as of December 31, 2020 and 2019, respectively.

96

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

11.2 Changes in gross carrying amount of loans for the years ended December 31, 2020 and 2019, are as follows:

	2020
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired
Beginning	272,494,927	19,084,118	1,161,115	—
Transfer between stages
Transfer to 12-month expected credit losses	25,023,109	(24,942,860)	(80,249)	—
Transfer to lifetime expected credit losses (non-impaired)	(31,242,270)	32,318,210	(1,075,940)	—
Transfer to lifetime expected credit losses (impaired)	(285,332)	(2,056,951)	2,342,283	—
Write-offs	—	(6)	(527,997)	—
Sales	(4,323,388)	(17,860)	(198,253)	—
Net increase (decrease) (execution, repayment and others)	33,219,467	(1,154,799)	(674,757)	—

Ending	294,886,513	23,229,852	946,202	—

	2019
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired
Beginning	253,974,918	21,172,380	1,371,332	—
Transfer between stages				—
Transfer to 12-month expected credit losses	53,327,892	(53,213,792)	(114,100)	—
Transfer to lifetime expected credit losses (non-impaired)	(56,075,512)	56,600,257	(524,745)	—
Transfer to lifetime expected credit losses (impaired)	(371,783)	(1,632,255)	2,004,038	—
Write-offs	(2)	26	(539,607)	—
Sales	(888,511)	(12,223)	(186,250)	—
Net increase (decrease) (execution, repayment and others)	22,527,925	(3,830,275)	(849,553)	—

Ending	272,494,927	19,084,118	1,161,115	—

97

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

12.1 Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Financial assets at fair value through profit or loss
Debt securities
Government and public bonds	2,535,614	1,495,513
Financial bonds	3,633,211	3,736,943
Corporate bonds	250,145	382,243
Beneficiary certificates	5,105,217	3,543,286
Investment funds	303,157	209,260
Other debt securities	203,578	123,245
Equity securities
Stocks	31,916	26,922
Loans
Privately placed bonds	—	150,276
Other loans	38,756	37,857
Others
Financial instruments indexed to the price of gold	89,965	79,805

	12,191,559	9,785,350

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities
Government and public bonds	5,732,143	8,117,221
Financial bonds	19,604,028	18,070,253
Corporate bonds	12,673,259	9,031,234
Asset-backed securities	1,553,489	615,890
Equity securities
Stocks	2,466,494	1,954,143
Equity investments	36,061	39,501
Loans
Privately placed bonds	234,780	344,292

	42,300,254	38,172,534

Financial assets at amortized cost
Debt securities
Government and public bonds	2,182,128	538,968
Financial bonds	4,671,266	7,509,614
Corporate bonds	2,592,834	1,753,941
Asset-backed securities	5,596,461	4,065,105
Others	30,392	—
Allowances for credit losses	(2,173)	(1,134)

	15,070,908	13,866,494

	57,371,162	52,039,028

98

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

12.2 Dividend income from equity securities designated at fair value through other comprehensive income for the years ended December 31, 2020 and 2019, are as follows:

		2020
(In millions of Korean won)		From the financial assets derecognized	From the remaining financial assets
Stocks	Listed	7,000	11,844
	Unlisted	—	10,637
Equity investments		—	285

		7,000	22,766

		2019
(In millions of Korean won)		From the financial assets derecognized	From the remaining financial assets
Stocks	Listed	—	26,121
	Unlisted	—	16,996

		—	43,117

12.3 Derecognized equity securities measured at fair value through other comprehensive income for the years ended December 31, 2020 and 2019, are as follows:

		2020
(In millions of Korean won)		Disposal price *	Accumulated other comprehensiv income as of disposal date
Stocks	Listed	516,883	326,394
	Unlisted	13	13
Equity investments		3	3

		516,899	326,410

		2019
(In millions of Korean won)		Disposal price *	Accumulated other comprehensiv income as of disposal date
Stocks	Listed	18,342	(25,652)
	Unlisted	1,671	169

		20,013	(25,483)

*	The stocks were disposed of according to the stock price increase and joint sale resolution.

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Provision	Reversal	Total
Debt instruments measured at fair value through other comprehensive income	(3,103)	200	(2,903)
Loans measured at fair value through other comprehensive income	(152)	316	164
Securities measured at amortized cost	(1,668)	629	(1,039)

	(4,923)	1,145	(3,778)

99

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	2019
	Provision	Reversal	Total
Debt instruments measured at fair value through other comprehensive income	(1,279)	347	(932)
Loans measured at fair value through other comprehensive income	(170)	947	777
Securities measured at amortized cost	(145)	266	121

	(1,594)	1,560	(34)

12.5 Changes in allowances for credit losses of financial investments for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	3,632	—	—
Transfer between stages
Transfer to 12-month expected credit losses	—	—	—
Transfer to lifetime expected credit losses	—	—	—
Sales	(589)	—	—
Provision for credit losses	3,739	39	—
Others (exchange differences, etc.)	(67)	—	—

Ending	6,715	39	—

	2019
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	3,668	193	—
Transfer between stages			—
Transfer to 12-month expected credit losses	189	(189)	—
Transfer to lifetime expected credit losses	(669)	669	—
Sales	(329)	—	—
Provision (reversal) for credit losses	735	(701)	—
Others (exchange differences, etc.)	38	28	—

Ending	3,632	—	—

100

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

13. Investments in Associates and Subsidiaries

13.1 Investments in associates and subsidiaries as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won) (In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Associates
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	7,153	2,769	Credit information	Korea
Balhae Infrastructure Company [1]	12.61	106,107	106,624	109,768	Investment finance	Korea
KB GwS Private Securities Investment Trust	20.93	89,124	111,772	89,124	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(18,100)	9,159	Operation of highways and related facilities	Korea
KB SPROTT Renewable Private Equity Fund No. 1	30.00	4,613	4,020	4,613	Investment finance	Korea
KB Digital Innovation & Growth New Technology Business Investment Fund	45.00	3,375	3,051	3,375	Discovery of and investment in promising FinTech-business venture	Korea
Future Planning KB Start-up Creation Fund [2]	50.00	6,700	12,324	6,700	Investment finance	Korea
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No. 2	20.00	7,792	7,876	7,792	Investment finance	Korea
KB High-tech Company Investment Fund [2]	50.00	4,800	19,962	4,800	Investment finance	Korea
Aju Good Technology Venture Fund	38.47	17,113	21,353	17,113	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	33.33	6,800	8,021	6,800	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	30.00	8,880	9,445	8,880	Investment finance	Korea
KB Intellectual Property Fund No. 2 [2]	37.50	15,000	14,367	15,000	Investment finance	Korea
KB Digital Innovation Investment Fund Limited Partnership [2]	25.74	35,000	32,999	35,000	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	21.28	13,400	13,756	13,400	Investment finance	Korea
KB Global Platform Fund [2]	22.73	28,500	25,507	28,500	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund [2]	29.53	11,610	11,332	11,610	Investment finance	Korea
WJ Private Equity Fund No. 1 [2]	26.95	10,000	9,711	10,000	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund No. 2 [2]	28.57	2,500	2,493	2,500	Investment finance	Korea
KB Smart Scale Up Fund [2]	25.00	4,000	3,993	4,000	Investment finance	Korea
All Together Korea Fund No. 2 [3]	99.99	10,000	10,023	10,000	Asset management	Korea
Shinla Construction Co., Ltd. [4]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation [4]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [4]	22.89	—	(615)	—	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [4]	42.65	—	(433)	—	Wholesale of primary metal	Korea

101

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Doosung Metal Co., Ltd. [4]	26.49	—	(62)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [4]	26.05	—	(18)	—	Manufacture of underwear and sleepwear	Korea
DPAPS Co., Ltd. [4]	38.62	—	(19)	—	Wholesale of paper	Korea
Jaeyang Industry Co., Ltd. [4]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd. [4]	41.01	—	(252)	—	Screen printing	Korea
Jinseung Tech Co., Ltd. [4]	30.04	—	(194)	—	Manufacture of other general-purpose machinery	Korea
Dongjo Co., Ltd. [4]	29.29	—	709	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [4]	22.41	—	552	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [4]	25.34	—	1,342	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [4]	49.36	—	1,184	—	Earth works	Korea
Chongil Machine & Tools Co., Ltd. [4]	20.40	—	(126)	—	Wholesale machinery and equipment	Korea
Imt Technology Co., Ltd. [4]	25.29	—	16	—	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd. [4]	23.20	—	394	—	Manufacture of smelting, refining and alloys	Korea
Carlife Co., Ltd. [4]	24.39	—	(64)	—	Publishing of magazines and periodicals (publishing industry)	Korea
Computerlife Co., Ltd. [4]	25.41	—	(132)	—	Publishing of magazines and periodicals (publishing industry)	Korea
SKYDIGITAL INC. [4]	20.40	—	(248)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd. [4]	22.77	—	(21)	—	Manufacture of special glass	Korea
IL-KWANG ELECTRONIC MATERIALS CO., LTD. [4]	29.06	—	(398)	—	Manufacture of electronic parts	Korea
SO-MYUNG RECYCLING CO., LTD. [4]	20.23	—	189	—	Manufacture of nonferrous metal	Korea
IDTECK Co., Ltd. [4]	32.80	—	(280)	—	Other manufacturing of wireless telecommunications equipment	Korea
PIP System Co., Ltd. [4]	20.72	—	27	—	Print equipment	Korea
NEOMIO CORP. [4]	21.34	—	(69)	—	Wholesale of household packing	Korea
GWANG MYUNG PAPER Co., Ltd. [4]	20.54	—	84	—	Wholesale of luggage and other protective cases	Korea
D-Partner [4]	20.94	—	447	—	Backlight film	Korea

		398,973	418,594	400,903

102

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Subsidiaries
Kookmin Bank Cambodia Plc. [5]	100.00	USD	76,259	98,038	86,761	Banking and foreign exchange transaction	Cambodia
Kookmin Bank(China) Ltd. [5]	100.00	USD	383,875	448,790	418,155	Banking and foreign exchange transaction	China
KB Microfinance Myanmar Co., Ltd. [5]	100.00	USD	20,000	23,108	22,405	Micro financing	Myanmar
KB Bank Myanmar Co., Ltd. [5]	100.00	USD	200,000	217,600	221,780	Micro financing	Myanmar
PRASAC Microfinance Institution Plc. [5]	70.00	USD	581,290	376,529	709,971	Micro financing	Cambodia
PT Bank Bukopin TBK [5,6]	67.00	IDR	51,468	206,713	338,116	Banking and foreign exchange transaction	Indonesia

				1,370,778	1,797,188

				1,789,372	2,198,091

	December 31, 2019
(In millions of Korean won) (In thousands of US dollars)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Associates
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	5,991	2,769	Credit information	Korea
Balhae Infrastructure Company [1]	12.61	105,213	101,390	108,875	Investment finance	Korea
KB GwS Private Securities Investment Trust	20.93	89,124	108,026	89,124	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(14,746)	9,159	Operation of highways and related facilities	Korea
KB SPROTT Renewable Private Equity Fund No.1	30.00	1,327	1,031	1,327	Investment finance	Korea
KB Digital Innovation & Growth New Technology Business Investment Fund	45.00	2,250	2,030	2,250	Discovery of and investment in promising FinTech-business venture	Korea
KB12-1 Venture Investment Partnership [2]	80.00	14,000	53,535	14,000	Investment finance	Korea
Future Planning KB Start-up Creation Fund [2]	50.00	9,900	15,021	9,900	Investment finance	Korea
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	20.00	10,376	10,892	10,376	Investment finance	Korea
KB High-tech Company Investment Fund [2]	50.00	13,350	31,904	13,350	Investment finance	Korea
Aju Good Technology Venture Fund	38.46	19,998	23,016	19,998	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	33.33	10,000	9,494	10,000	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	30.00	10,620	10,570	10,620	Investment finance	Korea
KB Intellectual Property Fund 2 [2]	37.50	9,000	8,514	9,000	Investment finance	Korea
KB Digital Innovation Investment Fund Limited partnership [2]	25.74	32,200	31,371	32,200	Investment finance	Korea
KB-Brain KOSDAQ Scale-up Fund [2]	21.28	11,000	10,252	11,000	Investment finance	Korea
KB Global Platform Fund [2]	22.73	19,500	18,779	19,500	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund [2]	29.53	300	278	300	Investment finance	Korea
Shinla Construction Co., Ltd. [4]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation [4]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea

103

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

MJT&I Corp. [4]	22.89	—	(613)	—	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [4]	42.65	—	(433)	—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd. [4]	26.49	—	(62)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [4]	26.05	—	16	—	Manufacture of underwear and sleepwear	Korea
DPAPS Co., Ltd. [4]	38.62	—	—	—	Wholesale of paper	Korea
Jaeyang Industry Co., Ltd. [4]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd. [4]	41.01	—	(252)	—	Screen printing	Korea
Jinseung Tech Co., Ltd. [4]	30.04	—	(194)	—	Manufacture of other general-purpose machinery	Korea
Dongjo Co., Ltd. [4]	29.29	—	806	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [4]	22.41	—	552	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [4]	25.34	—	1,492	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [4]	49.36	—	1,613	—	Earth works	Korea
Chong Il Machine & Tools Co., Ltd. [4]	20.40	—	(126)	—	Wholesale machinery and equipment	Korea
Imt Technology Co., Ltd. [4]	25.29	—	22	—	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd. [4]	23.20	—	394	—	Manufacture of smelting, refining and alloys	Korea
Carlife Co., Ltd. [4]	24.39	—	(75)	—	Publishing of magazines and periodicals (publishing industry)	Korea
Computerlife Co., Ltd. [4]	45.71	—	(260)	—	Publishing of magazines and periodicals (publishing industry)	Korea
Skydigital INC. [4]	20.40	—	(248)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd. [4]	22.77	—	75	—	Manufacture of special glass	Korea
IL-KWANG ELECTRONIC MATERIALS CO., LTD. [4]	29.06	—	(398)	—	Manufacture of electronic parts	Korea
SO-MYUNG RECYCLING CO., LTD. [4]	20.23	—	184	—	Manufacture of nonferrous metal	Korea
IDTECK Co., Ltd. [4]	32.80	—	(103)	—	Other manufacturing of wireless telecommunications equipment	Korea
Seyoon Development Company [4]	26.95	—	2	—	Civil engineering facility construction industry	Korea
PIP System CO., LTD. [4]	20.72	—	27	—	Print equipment	Korea
PT Bank Bukopin TBK	22.00	116,422	115,321	116,422	Banking and foreign exchange transaction	Indonesia

		488,239	543,987	490,170

104

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Subsidiaries
Kookmin Bank Int`l Ltd. (London) [5]	100.00	USD	30,392	36,517	32,916	Banking and foreign exchange transaction	United Kingdom
Kookmin Bank Cambodia Plc. [5]	100.00	USD	76,259	98,934	86,761	Banking and foreign exchange transaction	Cambodia
Kookmin Bank (China) Ltd. [5]	100.00	USD	383,875	433,126	418,155	Banking and foreign exchange transaction	China
KB Microfinance Myanmar Co., Ltd. [5]	100.00	USD	20,000	21,629	22,405	Microfinance services	Myanmar

		USD	510,526	590,206	560,237

				1,134,193	1,050,407

[1]

As of December 31, 2020 and 2019, the Bank can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]	As of December 31, 2020 and 2019, the Bank is a limited partner and cannot exercise control over the investees.
[3]	As of December 31, 2020, the Bank participates in the Investment Management Committee but cannot exercise control.
[4]	The investment in associates was reclassified from financial assets at fair value through other comprehensive income due to termination of rehabilitation procedures.
[5]	Acquisition costs of investments in foreign subsidiaries are presented in US dollars and IDR.
[6]	The investment in subsidiaries was reclassified from the associates for the year ended December 31, 2020 due to additional share purchase.

Although the Bank holds more than 20% of ownership in many investment trusts including Hanbando BTL Private Special Asset Fund No.1, those investment trusts are not recognized as associates of the Bank because the Bank’s influence on those trust is limited according to the trust agreement. In addition, the Bank holds more than 20% of its ownership in Orient shipyard Co., Ltd. and nine other companies, but those companies are not recognized as associates of the Bank, because the Bank’s influence on those companies is limited due to the status of those companies such as bankruptcy and rehabilitation.

105

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

13.2 Changes in carrying amount of investments in associates and subsidiaries for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Impairment	Ending
Associates
Korea Credit Bureau Co., Ltd.	2,769	—	—	—	2,769
Balhae Infrastructure Company	108,875	893	—	—	109,768
KB GwS Private Securities Investment Trust	89,124	—	—	—	89,124
Incheon Bridge Co., Ltd.	9,159	—	—	—	9,159
KB SPROTT Renewable Private Equity Fund No.1	1,327	3,286	—	—	4,613
KB Digital Innovation & Growth New Technology Business Investment Fund	2,250	1,125	—	—	3,375
KB12-1 Venture Investment Partnership	14,000	—	(14,000)	—	—
Future Planning KB Start-up Creation Fund	9,900	—	(3,200)	—	6,700
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	10,376	—	(2,584)	—	7,792
KB High-tech Company Investment Fund	13,350	—	(8,550)	—	4,800
Aju Good Technology Venture Fund	19,998	—	(2,885)	—	17,113
KB-KDBC Pre-IPO New Technology Business Investment Fund	10,000	—	(3,200)	—	6,800
KB-TS Technology Venture Private Equity Fund	10,620	1,200	(2,940)	—	8,880
KB Intellectual Property Fund No.2	9,000	6,000	—	—	15,000
KB Digital Innovation Investment Fund Limited Partnership	32,200	2,800	—	—	35,000
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	11,000	4,000	(1,600)	—	13,400
KB Global Platform Fund	19,500	9,000	—	—	28,500
KB-UTC Inno-Tech Venture Fund	300	11,310	—	—	11,610
WJ Private Equity Fund No.1	—	10,000	—	—	10,000
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	—	2,500	—	—	2,500
KB Smart Scale Up Fund	—	4,000	—	—	4,000
All Together Korea Fund No.2	—	100,000	(90,000)	—	10,000
PT Bank Bukopin TBK [1]	116,422	43,909	(78,447)	(81,884)	—
Subsidiaries
Kookmin Bank Int`l Ltd. (London)	32,916	—	(32,916)	—	—
Kookmin Bank Cambodia Plc.	86,761	—	—	—	86,761
Kookmin Bank (China) Ltd.	418,155	—	—	—	418,155
KB Microfinance Myanmar Co., Ltd.	22,405	—	—	—	22,405
KB Bank Myanmar Co., Ltd.	—	221,780	—	—	221,780
PRASAC Microfinance Institution Plc.	—	709,971	—	—	709,971
PT Bank Bukopin TBK [1]	—	338,116	—	—	338,116

	1,050,407	1,469,890	(240,322)	(81,884)	2,198,091

106

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

	2019
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Impairment	Ending
Associates
Korea Credit Bureau Co., Ltd.	2,769	—	—	—	2,769
Balhae Infrastructure Company	108,282	593	—	—	108,875
KB GwS Private Securities Investment Trust	89,124	—	—	—	89,124
Incheon Bridge Co., Ltd.	9,159	—	—	—	9,159
KB SPROTT Renewable Private Equity Fund No.1	—	1,327	—	—	1,327
KB Digital Innovation & Growth New Technology Business Investment Fund	1,125	1,125	—	—	2,250
KB12-1 Venture Investment Partnership	17,400	—	(3,400)	—	14,000
Future Planning KB Start-up Creation Fund	14,300	—	(4,400)	—	9,900
KoFC KBIC Frontier Champ 2010-5 (PEF)	36	—	(36)	—	—
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	10,376	—	—	—	10,376
KB High-Tech Company Investment Fund	20,300	—	(6,950)	—	13,350
Aju Good Technology Venture Fund	18,038	1,960	—	—	19,998
KB-KDBC Pre-IPO New Technology Business Investment Fund	7,500	2,500	—	—	10,000
KB-TS Technology Venture Private Equity Fund	7,620	4,200	(1,200)	—	10,620
KB Intellectual Property Fund No.2	3,000	6,000	—	—	9,000
KB Digital Innovation Investment Fund Limited Partnership	7,700	24,500	—	—	32,200
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	4,000	7,000	—	—	11,000
KB Global Platform Fund	—	19,500	—	—	19,500
KB-UTC Inno-Tech Venture Fund	—	300	—	—	300
PT Bank Bukopin TBK [2]	116,422	—	—	—	116,422
Subsidiaries
Kookmin Bank Int’l Ltd. (London)	32,916	—	—	—	32,916
Kookmin Bank Cambodia Plc.	86,761	—	—	—	86,761
Kookmin Bank (China) Ltd.	418,155	—	—	—	418,155
KB Microfinance Myanmar Co., Ltd.	22,405	—	—	—	22,405

	997,388	69,005	(15,986)	—	1,050,407

[1]	The investment was reclassified to subsidiaries from associates for the year ended December 31, 2020 due to additional share purchase.
[2]	The goodwill of PT Bank Bukopin TBK as of December 31, 2019, are ~~W~~ 4,437 million.

107

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

14. Property and Equipment, and Investment Properties

14.1 Property and Equipment

14.1.1 Details of property and equipment as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	1,912,836	—	(1,018)	1,911,818
Buildings	1,704,023	(498,292)	(5,859)	1,199,872
Leasehold improvements	817,272	(751,693)	—	65,579
Equipment and vehicles	1,280,573	(1,105,568)	—	175,005
Construction in-progress	14,224	—	—	14,224
Right-of-use assets	744,569	(377,946)	—	366,623

	6,473,497	(2,733,499)	(6,877)	3,733,121

	December 31, 2019
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	1,985,369	—	(1,018)	1,984,351
Buildings	1,478,343	(476,154)	(5,859)	996,330
Leasehold improvements	782,903	(692,545)	—	90,358
Equipment and vehicles	1,250,978	(992,067)	—	258,911
Construction in-progress	85,803	—	—	85,803
Right-of-use assets	582,365	(228,091)	—	354,274

	6,165,761	(2,388,857)	(6,877)	3,770,027

14.1.2 Changes in property and equipment for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Beginning	Acquisition	Transfer[2]	Disposal	Depreciation	Others	Ending
Land	1,984,351	6,361	(78,892)	—	—	(2)	1,911,818
Buildings	996,330	40,915	199,444	—	(36,814)	(3)	1,199,872
Leasehold improvements	90,358	84	35,060	(164)	(59,565)	(194)	65,579
Equipment and vehicles	258,911	67,234	1,232	(478)	(151,756)	(138)	175,005
Construction in-progress	85,803	215,905	(287,314)	—	—	(170)	14,224
Right-of-use assets [1]	354,274	383,525	—	(190,817)	(203,909)	23,550	366,623

	3,770,027	714,024	(130,470)	(191,459)	(452,044)	23,043	3,733,121

108

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

	2019
(In millions of Korean won)	Beginning	Acquisition	Transfer[2]	Disposal	Depreciation	Others	Ending
Land	1,978,793	184	5,483	(124)	—	15	1,984,351
Buildings	808,058	67	224,747	(3,095)	(33,481)	34	996,330
Leasehold improvements	88,501	2,343	62,263	—	(62,792)	43	90,358
Equipment and vehicles	151,012	228,207	—	(216)	(120,104)	12	258,911
Construction in-progress	81,268	292,702	(288,119)	—	—	(48)	85,803
Right-of-use assets [1]	363,098	327,228	—	(138,642)	(213,191)	15,781	354,274

	3,470,730	850,731	4,374	(142,077)	(429,568)	15,837	3,770,027

[1]	Effect of change in the lease term is reflected in acquisition and disposal based on gross amount.
[2]	Includes transfers with investment properties and assets held for sale.

14.1.3 Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)
2020
	Beginning	Impairment	Reversal	Ending
Accumulated impairment losses of property and equipment	(6,877)	—	—	(6,877)

(In millions of Korean won)
2019
	Beginning	Impairment	Reversal	Ending
Accumulated impairment losses of property and equipment	(6,877)	—	—	(6,877)

14.2 Investment Properties

14.2.1 Details of investment properties as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	50,700	—	50,700
Buildings	44,731	(6,325)	38,406

	95,431	(6,325)	89,106

	December 31, 2019
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	28,309	—	28,309
Buildings	16,490	(6,399)	10,091

	44,799	(6,399)	38,400

109

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

14.2.2 Valuation techniques and inputs that are used to measure the fair value of investment properties as of December 31, 2020, are as follows:

	December 31, 2020
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Land and buildings	114,800	Cost approach method	- Price per square meter - Replacement cost

Fair value of the investment properties amounts to ~~W~~ 114,800 million and ~~W~~ 47,623 million as of December 31, 2020 and 2019, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per fair value hierarchy in Note 6.1.2, fair value hierarchy of all investment properties has been classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2020 and 2019, amounts to ~~W~~ 1,588 million and ~~W~~ 580 million, respectively.

14.2.3 Changes in investment properties for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Beginning	Acquisition	Transfer	Depreciation	Ending
Land	28,309	—	22,391	—	50,700
Buildings	10,091	—	29,034	(719)	38,406

	38,400	—	51,425	(719)	89,106

	2019
(In millions of Korean won)	Beginning	Acquisition	Transfer	Depreciation	Ending
Land	33,793	—	(5,484)	—	28,309
Buildings	14,673	—	(4,195)	(387)	10,091

	48,466	—	(9,679)	(387)	38,400

15. Intangible Assets

15.1 Details of intangible assets as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	65,288	—	—	65,288
Other intangible assets	1,265,992	(888,422)	(10,215)	367,355

	1,331,280	(888,422)	(10,215)	432,643

	December 31, 2019
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	65,288	—	—	65,288
Other intangible assets	1,026,895	(824,021)	(2,166)	200,708

	1,092,183	(824,021)	(2,166)	265,996

110

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

15.2 The goodwill as of December 31, 2020 and 2019, arose from the merger of Housing & Commercial Bank (“H&CB”).

15.3 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2020 are as follows:

(In millions of Korean won)	December 31, 2020
	Retail banking	Corporate banking	Total
Carrying amounts	49,315	15,973	65,288
Recoverable amount exceeding carrying amount	1,595,304	955,540	2,550,844
Discount rate (%)	17.46	17.63
Permanent growth rate (%)	1.00	1.00

For impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the business combination, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Bank recognized goodwill amounting to ~~W~~ 65,288 million from the merger of Housing & Commercial Bank, the amounts of ~~W~~ 49,315 million and ~~W~~ 15,973 million were allocated to the retail banking and corporate banking, respectively. Cash-generating units to which goodwill has been allocated, is tested for impairment annually and whenever there is an indication that the unit may be impaired by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of the cash-generating unit, the Bank measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain reliable information to measure the fair value less costs to sell, the Bank uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The future cash flows of retail banking and corporate banking are estimated on the assumption that the future cash flows will increase by 1.0% per year. The key assumptions used for the estimation of the future cash flows are estimated based on the market size and the Bank’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the cash-generating unit.

15.4 Details of intangible assets other than goodwill as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Acquisition cost	Accumulated Amortization	Accumulated impairment losses	Carrying Amount
Industrial property rights	1,693	(1,459)	—	234
Software	1,095,131	(785,734)	—	309,397
Other intangible assets	134,041	(70,719)	(10,215)	53,107
Right-of-use assets	35,127	(30,510)	—	4,617

	1,265,992	(888,422)	(10,215)	367,355

111

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

	December 31, 2019
(In millions of Korean won)	Acquisition cost	Accumulated Amortization	Accumulated impairment losses	Carrying Amount
Industrial property rights	1,643	(1,350)	—	293
Software	850,384	(717,401)	—	132,983
Other intangible assets	139,741	(79,782)	(2,166)	57,793
Right-of-use assets	35,127	(25,488)	—	9,639

	1,026,895	(824,021)	(2,166)	200,708

15.5 Changes in intangible assets other than goodwill for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Beginning	Acquisition	Disposal	Amortization	Others	Ending
Industrial property rights	293	50	—	(109)	—	234
Software	132,983	245,922	—	(69,506)	(2)	309,397
Other intangible assets	57,793	18,642	(1,125)	(14,035)	(8,168)	53,107
Right-of-use assets	9,639	—	—	(5,022)	—	4,617

	200,708	264,614	(1,125)	(88,672)	(8,170)	367,355

	2019
(In millions of Korean won)	Beginning	Acquisition	Disposal	Amortization	Others	Ending
Industrial property rights	251	148	—	(106)	—	293
Software	94,718	88,712	—	(50,452)	5	132,983
Other intangible assets	46,337	29,945	(7,125)	(11,448)	84	57,793
Right-of-use assets	15,162	996	—	(6,519)	—	9,639

	156,468	119,801	(7,125)	(68,525)	89	200,708

15.6 Changes in accumulated impairment losses of other intangible assets for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of other intangible assets	(2,166)	(8,145)	55	41	(10,215)

	2019
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of other intangible assets	(5,107)	(50)	112	2,879	(2,166)

112

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

16. Deferred Income Tax Assets and Liabilities

16.1 Details of deferred income tax assets and liabilities as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	77,817	—	77,817
Impairment losses of property and equipment	2,241	—	2,241
Share-based payments	11,649	—	11,649
Provisions for acceptances and guarantees	17,046	—	17,046
Gains or losses on valuation of derivatives	—	(99,762)	(99,762)
Present value discount	—	(14)	(14)
Gains or losses on fair value hedge	21,060	—	21,060
Accrued interest	—	(35,020)	(35,020)
Deferred loan origination fees and costs	—	(140,265)	(140,265)
Gains or losses on revaluation	—	(277,471)	(277,471)
Investments in subsidiaries and others	6,914	—	6,914
Gains or losses on valuation of security investment	—	(265,941)	(265,941)
Defined benefit liabilities	441,594	—	441,594
Accrued expenses	210,481	—	210,481
Retirement insurance expense	—	(402,227)	(402,227)
Adjustments to the prepaid contributions	—	(28,260)	(28,260)
Others	246,026	(108,589)	137,437

	1,034,828	(1,357,549)	(322,721)
Offsetting of deferred income tax assets and liabilities	(1,034,828)	1,034,828	—

	—	(322,721)	(322,721)

	December 31, 2019
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	60,244	—	60,244
Impairment losses of property and equipment	2,656	—	2,656
Share-based payments	12,114	—	12,114
Provisions for acceptances and guarantees	20,959	—	20,959
Gains or losses on valuation of derivatives	—	(59,827)	(59,827)
Present value discount	—	(118)	(118)
Gains or losses on fair value hedge	12,123	—	12,123
Accrued interest	—	(48,979)	(48,979)
Deferred loan origination fees and costs	—	(136,178)	(136,178)
Gains or losses on revaluation	—	(286,268)	(286,268)
Investments in subsidiaries and others	14,983	—	14,983
Gains or losses on valuation of security investment	—	(100,400)	(100,400)
Defined benefit liabilities	422,800	—	422,800
Accrued expenses	173,023	—	173,023
Retirement insurance expense	—	(375,300)	(375,300)
Adjustments to the prepaid contributions	—	(22,897)	(22,897)
Others	221,933	(111,280)	110,653

	940,835	(1,141,247)	(200,412)
Offsetting of deferred income tax assets and liabilities	(940,835)	940,835	—

	—	(200,412)	(200,412)

113

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

16.2 Unrecognized Deferred Income Tax Assets

16.2.1 No deferred income tax assets have been recognized for the deductible temporary difference of ~~W~~ 114,839 million and ~~W~~ 5,923 million associated with investments in subsidiaries and others as of December 31, 2020 and 2019, because it is not probable that the temporary differences will be reversed in the foreseeable future.

16.2.2 No deferred income tax assets have been recognized for deductible temporary differences of ~~W~~ 23,827 million and ~~W~~ 19,388 million associated with others as of December 31, 2020 and 2019, due to the uncertainty that these will be realized in the future.

16.3 Unrecognized Deferred Income Tax Liabilities

No deferred income tax liabilities have been recognized as of December 31, 2020 and 2019 for the taxable temporary difference of ~~W~~ 65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank in 2001.

114

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

16.4 Changes in cumulative temporary differences for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Gains or losses on fair value hedge	44,085	44,085	76,583	76,583
Other provisions	219,069	219,069	282,969	282,969
Impairment losses of property and equipment	9,659	9,659	8,148	8,148
Share-based payments	44,049	44,049	42,361	42,361
Provisions for acceptances and guarantees	76,214	76,214	61,984	61,984
Investment in subsidiaries and others	60,407	—	79,574	139,981
Defined benefit liabilities	1,537,455	120,513	188,853	1,605,795
Accrued expenses	629,175	629,175	765,387	765,387
Others	826,416	343,139	435,191	918,468

	3,446,529	1,485,903	1,941,050	3,901,676

Unrecognized deferred income tax assets
Investment in subsidiaries and others	5,923			114,839
Others	19,388			23,827

	3,421,218			3,763,010

Tax rate (%)	27.50			27.50

Total deferred income tax assets	940,835			1,034,828

Taxable temporary differences
Accrued interest	(178,107)	(171,025)	(120,263)	(127,345)
Deferred loan origination fees and costs	(495,193)	(495,193)	(510,055)	(510,055)
Gains or losses on valuation of derivatives	(217,552)	(217,552)	(362,772)	(362,772)
Present value discount	(429)	(429)	(49)	(49)
Goodwill from merger	(65,288)	—	—	(65,288)
Gains or losses on revaluation	(1,040,975)	(31,991)	—	(1,008,984)
Retirement insurance expense	(1,364,727)	(120,513)	(218,428)	(1,462,642)
Adjustments to the prepaid contributions	(83,262)	(83,262)	(102,768)	(102,768)
Gains or losses on valuation of security investment	(365,092)	(365,092)	(967,057)	(967,057)
Others	(404,653)	(343,872)	(334,087)	(394,868)

	(4,215,278)	(1,828,929)	(2,615,479)	(5,001,828)

Unrecognized deferred income tax liabilities
Goodwill from merger	(65,288)			(65,288)

	(4,149,990)			(4,936,540)

Tax rate (%)	27.50			27.50

Total deferred income tax liabilities	(1,141,247)			(1,357,549)

115

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

	2019
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Gains or losses on fair value hedge	—	—	44,085	44,085
Other provisions	226,103	226,103	219,069	219,069
Impairment losses of property and equipment	15,027	15,027	9,659	9,659
Share-based payments	43,156	43,156	44,049	44,049
Provisions for acceptances and guarantees	73,809	73,809	76,214	76,214
Investment in subsidiaries and others	53,261	—	7,146	60,407
Defined benefit liabilities	1,409,700	112,517	240,272	1,537,455
Accrued expenses	735,712	735,712	629,175	629,175
Others	610,370	128,960	345,006	826,416

	3,167,138	1,335,284	1,614,675	3,446,529

Unrecognized deferred income tax assets
Accrued expenses	363			—
Investment in subsidiaries and others	5,923			5,923
Others	15,030			19,388

	3,145,822			3,421,218

Tax rate (%)	27.50			27.50

Total deferred income tax assets	865,101			940,835

Taxable temporary differences
Gains or losses on fair value hedge	(94,085)	(94,085)	—	—
Accrued interest	(151,589)	(102,728)	(129,246)	(178,107)
Deferred loan origination fees and costs	(507,988)	(507,988)	(495,193)	(495,193)
Gains or losses on valuation of derivatives	(47,956)	(47,956)	(217,552)	(217,552)
Present value discount	(124)	(124)	(429)	(429)
Goodwill from merger	(65,288)	—	—	(65,288)
Gains or losses on revaluation	(1,042,687)	(1,712)	—	(1,040,975)
Retirement insurance expense	(1,247,911)	(112,517)	(229,333)	(1,364,727)
Adjustments to the prepaid contributions	(69,212)	(69,212)	(83,262)	(83,262)
Gains or losses on valuation of security investment	(194,124)	(194,124)	(365,092)	(365,092)
Others	(74,026)	(16,380)	(347,007)	(404,653)

	(3,494,990)	(1,146,826)	(1,867,114)	(4,215,278)

Unrecognized deferred income tax liabilities
Goodwill from merger	(65,288)			(65,288)

	(3,429,702)			(4,149,990)

Tax rate (%)	27.5			27.5

Total deferred income tax liabilities	(943,168)			(1,141,247)

116

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

17. Assets Held for Sale

17.1 Details of assets held for sale as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Acquisition cost *	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land held for sale	3,213	—	3,213	4,082
Buildings held for sale	3,321	(1,271)	2,050	2,939

	6,534	(1,271)	5,263	7,021

	December 31, 2019
(In millions of Korean won)	Acquisition cost *	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land held for sale	7,210	(1,530)	5,680	6,467
Buildings held for sale	2,513	(1,252)	1,261	1,261

	9,723	(2,782)	6,941	7,728

*	Acquisition cost of buildings held for sale is net of accumulated depreciation before classified as assets held for sale.

17.2 Valuation techniques and inputs that are used to measure the fair value of assets held for sale as of December 31, 2020, are as follows:

December 31, 2020
(In millions of Korean won)	Fair value	Valuation techniques [1]	Unobservable inputs [2]	Estimated range of unobservable inputs (%)	Effect of unobservable inputs to fair value
Land and buildings	7,021	Market comparison approach model and others	Adjustment index	0.68 ~ 1.95	Fair value increases as the adjustment index rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated by using the time factor correction or individual factors.

Among assets held for sale, real estate was measured by independent appraisers with recent experience in evaluating similar properties in the area of the property to be assessed with professional qualifications. All of assets held for sale are classified as level 3 in accordance with fair value hierarchy in Note 6.1.2.

117

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

17.3 Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Beginning	Provision	Reversal	Others	Ending
Accumulated impairment losses of assets held for sale	(2,782)	(11,593)	—	13,104	(1,271)

	2019
(In millions of Korean won)	Beginning	Provision	Reversal	Others	Ending
Accumulated impairment losses of assets held for sale	(8,150)	(333)	—	5,701	(2,782)

17.4 As of December 31, 2020, assets held for sale consist of 4 real estates of closed offices, which were determined to sell by the management, but not yet sold as of December 31, 2020. Negotiation with buyers is in process for the one assets and the remaining 3 assets are also being actively marketed.

118

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

18. Other Assets

18.1 Details of other assets as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Other financial assets
Other receivables	3,164,901	3,057,390
Accrued income	825,281	873,095
Guarantee deposits	928,925	994,489
Domestic exchange settlement debits	716,015	523,182
Others	10,081	31,970
Allowances for credit losses	(11,570)	(11,184)
Present value discount	(3,035)	(2,890)

	5,630,598	5,466,052

Other non-financial assets
Other receivables	157	85
Prepaid expenses	128,166	108,491
Guarantee deposits	2,699	3,037
Prepayments	25,771	70,742
Others	42,983	48,141
Allowances for credit losses	(9,804)	(16,525)

	189,972	213,971

	5,820,570	5,680,023

18.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Other financial assets	Other non- financial assets	Total
Beginning	11,184	16,525	27,709
Provision	2,313	1,737	4,050
Write-offs	(3,123)	(8,458)	(11,581)
Others	1,196	—	1,196

Ending	11,570	9,804	21,374

	2019
(In millions of Korean won)	Other financial assets	Other non- financial assets	Total
Beginning	21,417	16,992	38,409
Provision (reversal)	(7,664)	(315)	(7,979)
Write-offs	(3,379)	(152)	(3,531)
Others	810	—	810

Ending	11,184	16,525	27,709

119

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

19. Deposits

Details of deposits as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Demand deposits
Demand deposits in Korean won	155,899,144	124,467,157
Demand deposits in foreign currencies	10,410,158	7,849,177

	166,309,302	132,316,334

Time deposits
Time deposits in Korean won	144,157,357	152,880,734
Time deposits in foreign currencies	6,144,753	6,272,250
Fair value adjustments on fair value hedged time deposits in foreign currencies	2,088	(18,391)

	150,304,198	159,134,593

Certificates of deposits	2,468,924	4,239,969

	319,082,424	295,690,896

20. Borrowings

20.1 Details of borrowings as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Borrowings	23,499,996	17,900,031
Bonds sold under repurchase agreements and others	830,266	553,095
Call money	769,385	253,202

	25,099,647	18,706,328

120

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

20.2 Details of borrowings as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	December 31, 2020	December 31, 2019
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	0.25	6,463,267	2,649,851
	Borrowings from the government	SEMAS and others	0.00~2.70	2,675,568	1,658,810
	Borrowings from non-banking financial institutions	The Korea Development Bank	0.20~1.45	446,502	408,042
	Other borrowings	The Korea Development Bank and others	0.00~3.88	4,711,936	4,076,111

				14,297,273	8,792,814

Borrowings in foreign currencies	Due to banks	Commonwealth Bank of Australia and others	—	295	4,685
	Borrowings from banks	Central Bank of Uzbekistan and others	0.00~2.08	8,106,444	7,437,041
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	0.70~1.47	23,827	7,081
	Other borrowings	Bank of New York Mellon and others	—	1,072,157	1,658,410

				9,202,723	9,107,217

				23,499,996	17,900,031

20.3 Details of bonds sold under repurchase agreements and others as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2020	December 31, 2019
Bonds sold under repurchase agreements	Individuals, groups, corporations	0.38~1.13	825,700	548,710
Bills sold	Counter sale	0.10~0.35	4,566	4,385

			830,266	553,095

20.4 Details of call money as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2020	December 31, 2019
Call money in Korean won	Mitsui Sumitomo Bank Seoul	0.48	220,000	—
Call money in foreign currencies	Central Bank of Uzbekistan and others	0.08~0.34	549,385	253,202

			769,385	253,202

121

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

21. Debentures

21.1 Details of debentures as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Annual interest rate (%)	December 31, 2020	December 31, 2019
Debentures in Korean won
Structured debentures	5.65~5.86	31,960	33,310
Subordinated fixed rate debentures	2.02~4.35	4,464,407	3,416,590
Fixed rate debentures	0.76~2.44	12,840,014	9,190,014
Floating rate debentures	0.58~0.77	1,890,000	300,000

		19,226,381	12,939,914
Fair value adjustments of fair value hedged debentures in Korean won		(6,839)	21,070
Less: Discount on debentures in Korean won		(8,070)	(3,588)

		19,211,472	12,957,396

Debentures in foreign currencies
Floating rate debentures	0.58~1.51	1,353,472	1,301,367
Fixed rate debentures	0.05~4.50	4,064,394	2,857,545

		5,417,866	4,158,912
Fair value adjustments of fair value hedged debentures in foreign currencies		81,334	41,406
Less: Discount on debentures in foreign currencies		(19,996)	(15,322)

		5,479,204	4,184,996

		24,690,676	17,142,392

21.2 Changes in debentures based on face value for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Beginning	Issue	Repayment	Others	Ending
Debentures in Korean won
Structured debentures	33,310	—	(1,350)	—	31,960
Subordinated fixed rate debentures	3,416,590	1,750,000	(702,183)	—	4,464,407
Fixed rate debentures	9,190,014	8,110,000	(4,460,000)	—	12,840,014
Floating rate debentures	300,000	1,890,000	(300,000)	—	1,890,000

	12,939,914	11,750,000	(5,463,533)	—	19,226,381

Debentures in foreign currencies
Floating rate debentures	1,301,367	493,753	(371,742)	(69,906)	1,353,472
Fixed rate debentures	2,857,545	2,232,523	(771,205)	(254,469)	4,064,394

	4,158,912	2,726,276	(1,142,947)	(324,375)	5,417,866

	17,098,826	14,476,276	(6,606,480)	(324,375)	24,644,247

122

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

	2019
(In millions of Korean won)	Beginning	Issue	Repayment	Others	Ending
Debentures in Korean won
Structured debentures	34,320	—	(1,010)	—	33,310
Subordinated fixed rate debentures	3,422,729	—	(6,139)	—	3,416,590
Fixed rate debentures	13,660,045	3,820,000	(8,290,031)	—	9,190,014
Floating rate debentures	640,000	300,000	(640,000)	—	300,000

	17,757,094	4,120,000	(8,937,180)	—	12,939,914

Debentures in foreign currencies
Floating rate debentures	1,344,628	60,780	(33,199)	(70,842)	1,301,367
Fixed rate debentures	2,725,700	595,490	(590,950)	127,305	2,857,545

	4,070,328	656,270	(624,149)	56,463	4,158,912

	21,827,422	4,776,270	(9,561,329)	56,463	17,098,826

22. Provisions

22.1 Details of provisions as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Provisions for credit losses of loan commitments	158,732	95,264
Provisions for credit losses of acceptances and guarantees	61,984	76,214
Provisions for restoration costs	131,674	106,269
Others	31,743	32,919

	384,133	310,666

22.2 Changes in provisions for credit losses of unused loan commitments, acceptances and guarantees for the years ended December 31, 2020 and 2019, are as follows:

	2020
	Provisions for credit losses of unused loan commitments			Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning	60,626	34,638	—	23,839	35,588	16,787
Transfer between stages
Transfer to 12-month expected credit losses	7,721	(7,717)	(4)	194	(191)	(3)
Transfer to lifetime expected credit losses	(7,179)	9,408	(2,229)	(486)	486	—
Impairment	(32)	(2,937)	2,969	(5)	(461)	466
Provision (reversal) for credit losses *	20,038	45,370	(736)	9,879	(20,391)	(2,734)
Others (effects of changes in foreign exchange rate, etc.)	(506)	(698)	—	(603)	(193)	(188)

Ending	80,668	78,064	—	32,818	14,838	14,328

123

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

	2019
	Provisions for credit losses of unused loan commitments			Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning	74,088	28,887	—	26,203	29,625	17,981
Transfer between stages
Transfer to 12-month expected credit losses	15,262	(15,235)	(27)	365	(365)	—
Transfer to lifetime expected credit losses	(13,691)	13,749	(58)	(976)	1,705	(729)
Impairment	(118)	(800)	918	(24)	(280)	304
Provision (reversal) for credit losses	(15,235)	7,823	(833)	(1,922)	4,644	(892)
Others (exchange differences, etc.)	320	214	—	193	259	123

Ending	60,626	34,638	—	23,839	35,588	16,787

*

Includes additional provision of ~~W~~ 14,874 million for industries and borrowers which are highly affected by COVID-19, and ~~W~~ 20,673 million due to expanding the scope of the loans subject to lifetime expected credit losses (non-impaired) for the year ended December 31, 2020.

22.3 Changes in provisions for restoration costs for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Beginning	106,269	95,396
Provision	8,434	3,584
Reversal	(1,153)	(6,054)
Used	(7,102)	(3,658)
Unwinding of discount	2,111	1,981
Effect of changes in discount rate	23,115	15,020

Ending	131,674	106,269

Provisions for restoration costs are present value of estimated costs to be incurred for restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate were used to estimate the present value of estimated costs.

124

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

22.4 Changes in other provisions for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee liabilities	Others	Total
Beginning	53	3,578	10,662	5,470	13,156	32,919
Provision (reversal)	55	2,579	(3,002)	956	1,971	2,559
Used and others	(73)	(3,149)	(13)	—	(500)	(3,735)

Ending	35	3,008	7,647	6,426	14,627	31,743

	2019
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee liabilities	Others	Total
Beginning	61	4,376	6,478	2,391	21,893	35,199
Provision	61	2,296	8,160	3,079	710	14,306
Used and others	(69)	(3,094)	(3,976)	—	(9,447)	(16,586)

Ending	53	3,578	10,662	5,470	13,156	32,919

23. Net Defined Benefit Liabilities

23.1 Defined Benefit Plan

The Bank operates defined benefit plans which have the following characteristics:

•	The Bank has the obligation to pay the agreed benefits to all its current and former employees.

•	The Bank assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods. Data such as discount rates, future salary increase rates, and mortality rates based on market data and historical data are used. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

125

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

23.2 Changes in net defined benefit liabilities for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities
Beginning	1,669,899	(1,490,853)	179,046
Current service cost	155,811	—	155,811
Interest expense (income)	32,956	(29,382)	3,574
Remeasurements:
Actuarial gains and losses by experience adjustments	1,289	—	1,289
Actuarial gains and losses by changes in demographic assumptions	—	—	—
Actuarial gains and losses by changes in financial assumptions	—	—	—
Return on plan assets (excluding amounts included in interest income)	—	4,230	4,230
Contributions by the Bank	—	(187,900)	(187,900)
Payments from plans (benefit payments)	(120,513)	120,513	—
Payments from the Bank	(5,930)	—	(5,930)
Transfer in	4,318	(3,696)	622
Transfer out	(3,720)	3,720	—
Effect of exchange differences	(7)	—	(7)

Ending	1,734,103	(1,583,368)	150,735

	2019
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities
Beginning	1,549,012	(1,382,487)	166,525
Current service cost	151,845	—	151,845
Past service cost	2,276	—	2,276
Interest expense (income)	35,227	(31,403)	3,824
Remeasurements:
Actuarial gains or losses by experience adjustments	10,219	—	10,219
Actuarial gains or losses by changes in demographic assumptions	(5,128)	—	(5,128)
Actuarial gains or losses by changes in financial assumptions	42,426	—	42,426
Return on plan assets (excluding amounts included in interest income)	—	8,165	8,165
Contributions by the Bank	—	(196,100)	(196,100)
Payments from plans (benefit payments)	(112,516)	112,516	—
Payments from the Bank	(5,323)	—	(5,323)
Transfer in	4,406	(4,102)	304
Transfer out	(2,558)	2,558	—
Effect of exchange differences	13	—	13

Ending	1,669,899	(1,490,853)	179,046

126

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

23.3 Details of net defined benefit liabilities as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Present value of defined benefit obligation	1,734,103	1,669,899
Fair value of plan assets	(1,583,368)	(1,490,853)

Net defined benefit liabilities	150,735	179,046

23.4 Details of remeasurements of net defined benefit liabilities recognized as other comprehensive income (loss) for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Remeasurements:
Actuarial losses by experience adjustments	(1,289)	(10,219)
Actuarial gains arising from changes in demographic assumptions	—	5,128
Actuarial losses arising from changes in financial assumptions	—	(42,426)
Return on plan assets (excluding amounts included in interest income)	(4,230)	(8,165)
Income tax effects	1,518	15,313

Remeasurements after income tax	(4,001)	(40,369)

23.5 Details of fair value of plan assets as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,433,077	1,433,077
Others	—	150,291	150,291

	—	1,583,368	1,583,368

	December 31, 2019
(In millions of Korean won)	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,490,590	1,490,590
Others	—	263	263

	—	1,490,853	1,490,853

23.6 Details of key actuarial assumptions used as of December 31, 2020 and 2019, are as follows:

	Ratio (%)
	December 31, 2020	December 31, 2019
Discount rate	2.00	2.00
Salary increase rate	3.75	3.75
Turnover	1.00	1.00

Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2019.

127

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

23.7 Sensitivity analysis results of significant actuarial assumptions as of December 31, 2020, are as follows:

Effect on defined benefit obligation
	Changes in principal assumptions	Increase in principal assumptions	Decrease in principal assumptions
Discount rate	0.5%p	4.09% decrease	4.39% increase
Salary increase rate	0.5%p	4.01% increase	3.78% decrease
Turnover	0.5%p	0.46% decrease	0.48% increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligations recognized in the statement of financial position.

23.8 Expected maturity analysis of undiscounted pension benefits as of December 31, 2020, are as follows:

(In millions of Korean won)	Up to 1 year	1~2 years	2~5 years	5~10 years	Over 10 years	Total
Pension benefits	59,907	129,286	494,831	1,009,277	2,643,188	4,336,489

The weighted average duration of the defined benefit obligations is 8.65 and 8.88 years as of December 31, 2020 and December 31, 2019, respectively.

23.9 Expected contribution to plan assets for the next annual reporting period after December 31, 2020, is estimated to be approximately ~~W~~ 154,000 million.

128

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

24. Other Liabilities

Details of other liabilities as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Other financial liabilities
Other payables	3,318,876	3,269,885
Prepaid card and debit cards payables	1,079	2,038
Accrued expenses	1,842,926	2,349,313
Financial guarantee liabilities	81,159	66,123
Deposits for letter of guarantees and others	438,885	269,745
Domestic exchange settlement credits	933,330	2,073,263
Foreign exchanges settlement credits	134,564	114,316
Borrowings from other business accounts	—	256
Due to trust accounts	7,715,547	5,313,845
Liabilities incurred from agency relationship	765,844	771,609
Account for agency businesses	400,507	407,475
Lease liabilities	342,811	334,037
Others	57,840	18,265

	16,033,368	14,990,170

Other non-financial liabilities
Other payables	858,865	557,775
Unearned revenue	42,156	31,826
Accrued expenses	414,684	389,977
Withholding taxes	106,671	116,905
Others	39,390	64,392

	1,461,766	1,160,875

	17,495,134	16,151,045

25. Equity

25.1 Capital Stock

Details of capital stock of the Bank as of December 31, 2020 and 2019, are as follows:

	Ordinary shares
(In millions of Korean won and in number of shares)	December 31, 2020	December 31, 2019
Number of authorized shares	1,000,000,000	1,000,000,000
Par value per share (In Korean won)	5,000	5,000
Number of issued shares	404,379,116	404,379,116
Capital stock	2,021,896	2,021,896

129

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

25.2 Hybrid Security

Details of hybrid security classified as equity as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Issuance date	Maturity	Interest rate (%)	December 31, 2020	December 31, 2019
Amortized Conditional Capital Securities	July 2, 2019	Permanent	4.35	574,523	574,523

Above hybrid securities are early redeemable by the Bank after 5 years from the issuance date and each interest payment date thereafter.

25.3 Capital Surplus

Details of capital surplus as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Paid-in capital in excess of par value	4,604,417	4,604,417
Gain on business combination	397,669	397,669
Revaluation reserve	177,229	177,229
Other capital surplus	40,716	40,716

	5,220,031	5,220,031

25.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Remeasurements of net defined benefit liabilities	(220,068)	(216,067)
Exchange differences on translating foreign operations	1,197	4,654
Net gains on debt instruments measured at fair value through other comprehensive income	90,025	55,154
Net gains on equity instruments measured at fair value through other comprehensive income	733,332	303,338
Losses on cash flow hedging instruments	(10,073)	(3,691)

	594,413	143,388

130

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

25.5 Retained Earnings

25.5.1 Details of retained earnings as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Legal reserves	2,042,402	2,041,625
Regulatory reserve for credit losses	2,404,324	2,270,125
Voluntary reserves	15,722,666	14,173,349
Unappropriated retained earnings	1,879,557	2,416,309

	22,048,949	20,901,408

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce deficit. The Bank is reserving other reserves (legal reserves) in accordance with local regulation in oversea.

25.5.2 Statement of disposition of retained earnings

(Expected date of appropriation for 2020: March 25, 2021)

(Date of appropriation for 2019: March 19, 2020)

(In millions of Korean won)	2020	2019
Unappropriated retained earnings
Balance at the beginning of the year	90	13,091
Interim dividend	(598,481)	—
Dividends on hybrid securities	(25,658)	—
Reclassification from AOCI to retained earnings due to sale of equity securities measured at fair value through other comprehensive income	236,647	(18,475)
Profit for the year	2,266,959	2,421,693

	1,879,557	2,416,309

Transfers such as discretionary reserves
Revaluation of property and equipment	24,685	1,683

	24,685	1,683

Appropriation of retained earnings
Voluntary reserve	955,900	1,551,000
Regulatory reserve for credit losses	29,717	134,199
Cash dividends	917,941	731,926
(Dividends per common share: ~~W~~ 2,270 (45.4%) in 2020)
(Dividends per common share: ~~W~~ 1,810 (36.2%) in 2019)
Other reserve	606	777

	1,904,164	2,417,902

Unappropriated retained earnings to be carried forward	78	90

131

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

25.5.3 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 29.1 through 29.2 of Regulation on Supervision of Banking Business.

25.5.3.1 Details of regulatory reserve for credit losses as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Amount before appropriation	2,404,324	2,270,125
Amount estimated to be appropriated	29,717	134,199

	2,434,041	2,404,324

25.5.3.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision (reversal) of regulatory reserve for credit losses for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Regulatory reserve for credit losses estimated to be appropriated	29,717	134,199
Adjusted profit after provision of regulatory reserve for credit losses *	2,237,242	2,287,494

*

Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not based on Korean IFRS; this is calculated reflecting provision (reversal) of the reserve for credit losses before tax to the net profit.

132

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

26. Net Interest Income

Details of interest income, expense, and net interest income for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Interest income
Securities measured at fair value through profit or loss	79,117	97,912
Loans measured at fair value through profit or loss	1,596	9,686
Securities measured at fair value through other comprehensive income	489,649	593,977
Loans measured at fair value through other comprehensive income	6,161	13,670
Due from financial institutions measured at amortized cost	14,440	28,231
Securities measured at amortized cost	273,451	299,188
Loans measured at amortized cost	8,663,309	9,357,154
Others	190,966	133,924

	9,718,689	10,533,742

Interest expense
Deposits	2,578,757	3,314,115
Borrowings	234,939	334,022
Debentures	408,319	491,537
Others	57,818	104,024

	3,279,833	4,243,698

Net interest income	6,438,856	6,290,044

Interest income recognized on impaired loans is ~~W~~ 21,752 million and ~~W~~ 22,993 million for the years ended December 31, 2020 and 2019, respectively.

133

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

27. Net Fee and Commission Income

Details of fee and commission income, expense and net fee and commission income for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Fee and commission income
Banking activity fees	196,196	221,600
Lending activity fees	85,547	76,481
Credit card related fees	744	920
Debit card related fees	497	594
Agent activity fees	320,783	321,426
Trust and other fiduciary fees	248,913	325,467
Acceptances and guarantees fees	46,412	39,000
Foreign currency related fees	90,604	94,678
Security activity commissions	153,530	128,918
Other business account commission on consignment	40,461	36,813
Others	271,920	259,446

	1,455,607	1,505,343

Fee and commission expense
Trading activity related fees *	12,697	12,773
Lending activity fees	41,105	31,613
Credit card related fees	27,087	29,303
Outsourcing related fees	98,459	95,952
Foreign currency related fees	15,372	21,128
Management fees of written-off loans	15,523	15,140
Contributions to external institutions	24,016	24,558
Others	116,098	107,284

	350,357	337,751

Net fee and commission income	1,105,250	1,167,592

*	Fees from financial instruments at fair value through profit or loss.

134

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

28. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income and gains or losses arising from changes in fair values, sales and redemptions.

Details of net gains or losses on financial instruments at fair value through profit or loss for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	373,030	250,939
Equity securities	8,384	7,041

	381,414	257,980

Derivatives held for trading
Interest rate	1,548,363	1,674,203
Currency	7,591,030	4,959,840
Stock or stock index	24,861	241
Others	964	938

	9,165,218	6,635,222

Financial liabilities at fair value through profit or loss	279	394
Other financial instruments	689	5,810

	9,547,600	6,899,406

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	73,766	42,520
Equity securities	1,098	1,274

	74,864	43,794

Derivatives held for trading
Interest rate	1,615,062	1,738,161
Currency	7,520,881	4,689,543
Stock or stock index	417	163
Others	163	435

	9,136,523	6,428,302

Financial liabilities at fair value through profit or loss	416	466
Other financial instruments	116	5,704

	9,211,919	6,478,266

Net gains on financial instruments at fair value through profit or loss	335,681	421,140

135

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

29. Net Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Other operating income
Gains related to financial assets at fair value through other comprehensive income
Gains on redemption of the securities measured at fair value through other comprehensive income	279	524
Gains on sale of the securities measured at fair value through other comprehensive income	187,551	99,195

Gains related to financial assets at amortized cost
Gains on sale of loans measured at amortized cost	93,633	19,346
Gains on foreign exchange transactions	2,239,135	1,533,125
Dividend income	29,766	43,116
Others	183,508	183,634

	2,733,872	1,878,940

Other operating expenses
Losses related to financial assets at fair value through other comprehensive income
Losses on redemption of the securities measured at fair value through other comprehensive income	248	—
Losses on sale of the securities measured at fair value through other comprehensive income	7,309	4,195

Losses related to financial assets at amortized cost
Losses on sale of loans measured at amortized cost	10,278	15,015
Losses on foreign exchanges transactions	1,900,996	1,486,762
Deposit insurance fee	442,368	405,055
Credit guarantee fund fee	242,213	213,908
Others	352,047	348,579

	2,955,459	2,473,514

Net other operating expenses	(221,587)	(594,574)

136

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

30. General and Administrative Expenses

30.1 Details of general and administrative expenses for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Employee Benefits
Salaries and short-term employee benefits - salaries	1,520,805	1,475,076
Salaries and short-term employee benefits - welfare expense	652,569	635,145
Post-employment benefits - defined benefit plans	159,385	157,946
Post-employment benefits - defined contribution plans	9,807	7,220
Termination benefits	302,118	213,749
Share-based payments	13,364	15,173

	2,658,048	2,504,309

Depreciation and amortization	541,435	498,480

Other general and administrative expenses
Rental expense	62,775	61,686
Tax and dues	129,091	125,588
Communication	28,656	25,934
Electricity and utilities	23,543	22,236
Publication	7,567	8,858
Repairs and maintenance	11,361	11,963
Vehicle	5,696	6,625
Travel	1,798	4,693
Training	12,938	19,031
Service fees	122,802	122,508
Supplies	23,300	19,258
IT cost	160,021	153,046
Others	238,736	267,759

	828,284	849,185

	4,027,767	3,851,974

137

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

30.2 Share-based Payments

30.2.1 Stock grants

The Bank changed the scheme of share-based payments from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

30.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2020, are as follows:

(In number of shares)
Stock grants	Grant date	Number of granted shares [1]	Vesting conditions [2]
Series 75	2019-01-01	154,996	Services fulfillment, TSR 0~50%, Company and work performance 50~100%
Series 76	2019-04-01	5,380	Services fulfillment, TSR 30~50%, Company and work performance 50~70%
Series 77	2019-05-27	4,468	Services fulfillment, TSR 30~50%, Company and work performance 50~70%
Series 78	2019-11-21	36,443	Services fulfillment, TSR 30%, EPS and Asset Quality 70%
Series 79	2020-01-01	241,609	Services fulfillment, TSR 0~50%, Company and work performance 50~100%
Series 80	2020-03-01	7,711	Services fulfillment, TSR 30~50%, Company and work performance 50~70%
Deferred grant in 2015	—	2,759
Deferred grant in 2016	—	19,109
Deferred grant in 2017	—	47,863
Deferred grant in 2018	—	65,514
Deferred grant in 2019	—	98,194

		684,046

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2020 (Deferred grants are residual shares vested as of December 31, 2020).

[2]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

138

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

30.2.1.2 Details of stock grants linked to short-term performance as of December 31, 2020, are as follows:

(In number of shares)
Stock grants *	Grant date	Estimated number of vested shares	Vesting conditions
Stock granted in 2015	2015-01-01	9,887	Vested
Stock granted in 2016	2016-01-01	19,662	Vested
Stock granted in 2017	2017-01-01	30,003	Vested
Stock granted in 2018	2018-01-01	73,989	Vested
Stock granted in 2019	2019-01-01	125,530	Vested
Stock granted in 2020	2020-01-01	121,676	Proportion to service period

*

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

30.2.1.3 Stock grants are measured at fair value using the MonteCarlo Simulation Model and assumptions used in determining the fair value as of December 31, 2020, are as follows:

(In Korean won)	Expected exercise period (years)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Series 75	0.00~3.00	0.74%	38,789~45,096	38,789~45,096
Series 76	0.25~4.00	0.74%	37,324~41,899	37,324~41,899
Series 77	0.40~4.00	0.74%	37,324~41,899	37,324~41,899
Series 78	0.89~4.00	0.74%	36,370~40,828	37,324~41,899
Series 79	1.00~4.00	0.74%	37,324~45,096	37,324~45,096
Series 80	1.16~5.00	0.74%	35,895~40,299	35,895~40,299
Grant deferred in 2015	0.00~1.00	0.74%	—	41,899~45,096
Grant deferred in 2016	0.00~3.00	0.74%	—	38,789~45,096
Grant deferred in 2017	0.00~3.00	0.74%	—	38,789~45,096
Grant deferred in 2018	0.00~3.00	0.74%	—	38,789~45,096
Grant deferred in 2019	0.00~2.00	0.74%	—	40,299~45,096
Stock granted in 2015	0.00~3.00	0.74%	—	38,789~47,153
Stock granted in 2016	0.00~4.00	0.74%	—	37,324~61,294
Stock granted in 2017	0.00~3.00	0.74%	—	38,789~47,631
Stock granted in 2018	0.00~3.00	0.74%	—	38,789~47,631
Stock granted in 2019	0.00~2.00	0.74%	—	40,299~45,096
Stock granted in 2020	1.00~3.00	0.74%	—	38,789~41,899

The Bank used the volatility of the stock price over the previous year as the expected volatility, and used the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year as the dividend rate, and used one-year risk-free rate of Korea Treasury Bond in order to calculate fair value.

30.2.1.4 The accrued expenses for share-based payments related to stock grants are ~~W~~ 39,499 million and ~~W~~ 41,344 million as of December 31, 2020 and 2019, respectively, and the compensation costs from stock grants amounting to ~~W~~ 13,364 million and ~~W~~ 15,173 million were recognized for the years ended December 31, 2020 and 2019, respectively.

139

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

30.2.2 Mileage stock

30.2.2.1 Details of mileage stock as of December 31, 2020, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2018
	Jan. 10, 2018	19,197	0.00~0.02	13,522
	Feb. 12, 2018	9	0.00~0.12	3
	Apr. 02, 2018	115	0.00~0.25	82
	Apr. 30, 2018	86	0.00~0.33	49
	May 08, 2018	170	0.00~0.35	140
	Jun. 01, 2018	140	0.00~0.41	106
	Jul. 02, 2018	180	0.00~0.50	123
	Aug. 07, 2018	194	0.00~0.60	149
	Aug. 09, 2018	47	0.00~0.60	31
	Aug. 14, 2018	30	0.00~0.62	26
	Aug. 16, 2018	130	0.00~0.62	93
	Sep. 07, 2018	106	0.00~0.68	77
	Oct. 04, 2018	129	0.00~0.76	78
	Nov. 01, 2018	258	0.00~0.83	200
	Nov. 06, 2018	236	0.00~0.85	168
	Dec. 03, 2018	132	0.00~0.92	127
	Dec. 04, 2018	21	0.00~0.92	21
	Dec. 07, 2018	91	0.00~0.93	78
	Dec. 12, 2018	64	0.00~0.95	32
	Dec. 18, 2018	271	0.00~0.96	237
	Dec. 19, 2018	42	0.00~0.96	34
	Dec. 31, 2018	127	0.00~1.00	106
Stock granted in 2019
	Jan. 11, 2019	26,580	0.00~1.03	21,231
	Feb. 01, 2019	12	0.00~1.08	8
	Apr. 01, 2019	167	0.00~1.25	96
	Apr. 18, 2019	105	0.00~1.29	81
	Apr. 22, 2019	33	0.00~1.30	33
	Jul. 01, 2019	109	0.00~1.50	87
	Aug. 29, 2019	39	0.00~1.66	39
	Sep. 02, 2019	50	0.00~1.67	50
	Nov. 01, 2019	119	0.00~1.83	95
	Nov. 08, 2019	14	0.00~1.85	14
	Dec. 05, 2019	56	0.00~1.93	54
	Dec. 06, 2019	84	0.00~1.93	84
	Dec. 31, 2019	87	0.00~2.00	87
Stock granted in 2020
	Jan. 18, 2020	28,645	0.00~2.05	27,672
	May 12, 2020	46	0.00~2.36	46
	Jun. 30, 2020	206	0.00~2.50	206
	Aug. 26, 2020	40	0.00~2.65	40
	Oct. 29, 2020	160	0.00~2.83	160
	Nov. 6, 2020	45	0.00~2.85	45
	Nov. 30, 2020	35	0.00~2.92	35
	Dec. 2, 2020	57	0.00~2.92	57
	Dec. 4, 2020	154	0.00~2.93	154
	Dec. 30, 2020	88	0.00~3.00	88

		78,706		65,944

140

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

[1]

Mileage stock is exercisable for two years after one year from the grant date. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock is exercisable at the closing price of the last month prior to transfer or retirement.

[2]	The shares are assessed based on the stock price as of December 31, 2020. These shares are vested immediately at grant date.

30.2.2.2 The accrued expenses for share-based payments related to mileage stock as of December 31, 2020 and 2019, are ~~W~~ 2,862 million and ~~W~~ 2,705 million, respectively. The compensation costs amounting to ~~W~~ 1,086 million and ~~W~~ 1,334 million were recognized as expenses for the years ended December 31, 2020 and 2019, respectively.

31. Non-Operating Income and Expenses

Details of non-operating income and expenses for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Non-operating income
Gains on disposal of property and equipment and assets held for sale	35,785	3,340
Rental income	13,411	9,557
Dividend income from subsidiaries and associates	58,095	14,266
Others	22,700	57,259

	129,991	84,422

Non-operating expenses
Losses on disposal of property and equipment and assets held for sale	2,069	4,572
Donation	88,184	84,211
Restoration costs	2,413	3,017
Others *	116,548	27,258

	209,214	119,058

Net non-operating expenses	(79,223)	(34,636)

*	Includes impairment loss on PT Bank Bukopin TBK amounting to ~~W~~ 81,884 million for the year ended December 31, 2020.

141

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

32. Income Tax Expense

32.1 Details of income tax expense for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Tax payable
Current tax expense	1,006,114	788,809
Adjustments of tax of prior years recognized in current tax	(19,390)	(24,034)

	986,724	764,775

Changes in deferred income tax assets and liabilities	122,309	122,345
Income tax expense of overseas branches	15,795	8,615
Income tax recognized directly in equity
Net gains or losses on debt instruments at fair value through other comprehensive income	(13,227)	(12,709)
Remeasurements of net defined benefit liabilities	1,518	15,313
Net gains or losses on equity instruments at fair value through other comprehensive income	(163,101)	(502)
Gains or losses on cash flow hedging instruments	2,421	5,777

	(172,389)	7,879

Reclassification from AOCI to retained earnings due to sale of equity securities measured at fair value through other comprehensive income	(89,763)	7,007
Consolidated tax return effect	(39,238)	(37,692)

Income tax expense	823,438	872,929

32.2 Analysis of the net profit before income tax and income tax expense for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Profit before income tax	3,090,397	3,294,622
Tax at the applicable tax rate *	839,631	895,702
Non-taxable income	(9,537)	(4,035)
Non-deductible expense	6,960	12,174
Tax credit and tax exemption	(1,197)	(381)
Temporary difference for which no deferred tax is recognized	31,173	1,253
Income tax refund for tax of prior years	(27,913)	(9,938)
Income tax expense of overseas branch	15,795	8,615
Consolidated tax return effect	(39,238)	(37,692)
Others	7,764	7,231

Income tax expense	823,438	872,929

Income tax expense/Profit before income tax (%)	26.65	26.50

*

Applicable income tax rate for ~~W~~ 200 million and below is 11%, for over ~~W~~ 200 million to ~~W~~ 20 billion is 22%, for over ~~W~~ 20 billion to ~~W~~ 300 billion is 24.2% and for over ~~W~~ 300 billion is 27.5% for the years ended December 31, 2020 and 2019.

142

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

32.3 Details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Tax payables after offsetting [1,2]	571,244	404,370
Adjustment on consolidated tax payable and others [3]	(39,238)	(37,692)
Consolidated tax return accounts payables [4]	(528,044)	(359,864)

Current tax payable	3,962	6,814

[1]

Current tax assets of ~~W~~ 36,462 million and ~~W~~ 9,692 million due to uncertain tax position and current tax assets of ~~W~~ 3,714 million and ~~W~~ 1,681 million for overseas branches were excluded, which does not qualify for offsetting as of December 31, 2020 and 2019, respectively.

[2]

Includes income tax payable of ~~W~~ 3,962 million and ~~W~~ 6,814 million under current tax liabilities, which are not to be offset against any income tax refund receivables, such as those of overseas branches as of December 31, 2020 and 2019, respectively.

[3]	Tax expense reduced due to the adoption of consolidated tax return was recognized as tax benefit.
[4]	The amount of income tax payable is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

33. Dividends

The year-end dividend to the shareholder of the Bank for the year ended December 31, 2020, of ~~W~~ 2,270 per share (total dividend: ~~W~~ 917,941 million), is to be proposed at the annual general shareholder’s meeting on March 25, 2021. The Bank’s financial statements as of December 31, 2020, do not reflect this dividend payable. According to the resolution of the board of directors on August 27, 2020, the interim dividend per share of ~~W~~ 1,480 (total dividend: ~~W~~ 598,481 million) was decided and paid in August 2020.

143

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

34. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Beginning	Changes (excluding reclassification)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(216,067)	(5,519)	—	1,518	—	(220,068)
Exchange differences on translating foreign operations	4,654	(3,457)	—	—	—	1,197
Net gains on debt instruments measured at fair value through other comprehensive income	55,154	133,341	(85,243)	(13,227)	—	90,025
Net gains on equity instruments measured at fair value through other comprehensive income	303,338	919,505	—	(163,101)	(326,410)	733,332
Losses on cash flow hedging instruments	(3,691)	(10,553)	1,750	2,421	—	(10,073)

	143,388	1,033,317	(83,493)	(172,389)	(326,410)	594,413

	2019
(In millions of Korean won)	Beginning	Changes (excluding reclassification)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(175,698)	(55,682)	—	15,313	—	(216,067)
Exchange differences on translating foreign operations	3,873	781	—	—	—	4,654
Net gains on debt instruments measured at fair value through other comprehensive income	21,648	97,455	(51,240)	(12,709)	—	55,154
Net gains on equity instruments measured at fair value through other comprehensive income	302,014	(23,657)	—	(502)	25,483	303,338
Gains (losses) on cash flow hedging instruments	11,539	(18,108)	(2,899)	5,777	—	(3,691)

	163,376	789	(54,139)	7,879	25,483	143,388

144

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

35. Trust Accounts

35.1 Financial information of the trust accounts the Bank manages, as of December 31, 2020 and 2019, and for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Total assets		Operating revenues
	December 31, 2020	December 31, 2019	2020	2019
Consolidated	4,460,439	4,384,959	138,422	137,017
Unconsolidated	54,197,612	51,685,885	1,872,611	2,206,184

	58,658,051	56,070,844	2,011,033	2,343,201

*

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard No.5004, Trust Accounts, and enforcement regulations of the Financial Investment Services under the Financial Investment Services and Capital Markets Act.

35.2 Significant receivables and payables related to the Bank’s trust accounts as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		December 31, 2020	December 31, 2019
Trust Segment	Assets
	Accrued trust fees	63,833	60,946
	Other accrued income	21,898	23,976

		85,731	84,922

	Liabilities
	Due to trust accounts	2,593,972	1,365,786
	Accrued interest on due to trust accounts	5,195	7,267
	Deposits	284,971	278,975
	Accrued interest on deposits	811	2,481

		2,884,949	1,654,509

Custody Segment	Assets
	Accrued trust fees	6,465	6,387
	Liabilities
	Due to trust accounts	5,121,575	3,948,059
	Accrued interest on due to trust accounts	1,124	3,055

		5,122,699	3,951,114

145

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

35.3 Significant revenues and expenses related to the Bank’s trust accounts for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		2020	2019
Trust Segment	Revenues
	Fees and commissions from trust accounts	215,963	294,368
	Management fees and commissions from retirement pension	22,238	25,741
	Commissions from early termination in trust accounts	45	119

		238,246	320,228

	Expenses
	Interest expenses on due to trust accounts	11,697	23,119
	Interest expenses on deposits	4,013	12,926

		15,710	36,045

Custody Segment	Revenues
	Fees and commissions from trust accounts	32,950	31,099
	Expenses
	Interest expenses on due to trust accounts	19,987	45,191

35.4 Details of carrying amounts of the trust accounts for which the Bank guarantees payment of principal or payment of principal and fixed rate of return as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		December 31, 2020	December 31, 2019
Trust accounts guaranteeing repayment of principal	Old age pension	1,623	1,724
	Personal pension	1,900,570	1,895,981
	Pension	2,406,931	2,333,799
	Retirement	8,711	9,180
	New personal pension	90,016	91,535
	New old age pension	3,934	4,222
	Retail	11,345	12,133
	Corporate	1,317	1,315
	Installment	15,571	16,622

		4,440,018	4,366,511

Trust accounts guaranteeing repayment of principal and fixed rate of return	Development money	20,328	18,356
	Unspecified monetary	93	92

		20,421	18,448

		4,460,439	4,384,959

*

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of the Financial Investment Services under the Financial Investment Services and Capital Markets Act.

146

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

There is no amount the Bank has to pay in relation to the management results of the trust accounts in accordance with the guarantees of payment of principal or payment of principal and fixed rate of return as of December 31, 2010 and 2019.

36. Statement of Cash Flow

36.1 Details of cash and cash equivalents as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Cash	2,331,735	2,306,220
Checks with other banks	327,781	383,501
Due from the Bank of Korea	11,649,551	8,336,097
Due from other financial institutions	3,679,974	2,067,187

	17,989,041	13,093,005

Restricted due from financial institutions	(12,102,908)	(8,497,052)
Due from financial institutions with original maturities over three months	(101,406)	(50,321)

	(12,204,314)	(8,547,373)

	5,784,727	4,545,632

36.2 Significant non-cash transactions for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Decrease in loans due to write-offs	528,003	539,584
Changes in accumulated other comprehensive income from valuation of debt securities measured at fair value through other comprehensive income	34,871	33,506
Changes in accumulated other comprehensive income from valuation of equity securities measured at fair value through other comprehensive income	429,994	(11,713)
Changes in financial investments due to debt-for-equity swap	13,820	88,958

36.3 Cash inflows and outflows from income tax, interest and dividends for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Activities	2020	2019
Income tax paid	Operating	799,121	955,973
Interest received	Operating	10,069,018	10,734,648
Interest paid	Operating	3,754,830	4,182,876
Dividends received	Operating	173,045	117,052
Dividends paid	Financing	1,330,407	667,226
Interest (dividends) paid on hybrid securities	Financing	25,658	—

147

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

36.4 Changes in liabilities arising from financial activities for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Derivatives held for hedging *	Borrowings	Debentures	Due to trust account	Lease liabilities	Deposits for letter of guarantees	Total
Beginning	(114,590)	18,706,328	17,142,392	5,313,845	334,037	269,745	41,651,757
Cash flow	(16,202)	6,965,556	7,846,543	2,401,701	(160,515)	169,051	17,206,134
New lease and termination	—	—	—	—	162,982	—	162,982
Exchange differences	—	(572,056)	(324,375)	—	—	—	(896,431)
Changes in fair values	(36,017)	—	12,018	—	—	—	(23,999)
Other changes from non-cash transactions	23,969	(181)	14,098	—	6,307	90	44,283

Ending	(142,840)	25,099,647	24,690,676	7,715,546	342,811	438,886	58,144,726

	2019
(In millions of Korean won)	Derivatives held for hedging *	Borrowings	Debentures	Due to trust account	Lease liabilities	Deposits for letter of guarantees	Total
Beginning	14,643	17,411,985	21,799,084	5,403,198	327,102	148,031	45,104,043
Cash flow	(28,631)	955,745	(4,794,761)	(89,353)	(158,547)	121,698	(3,993,849)
New lease and termination	—	—	—	—	158,122	—	158,122
Exchange differences	—	338,019	56,463	—	—	—	394,482
Changes in fair values	(108,220)	—	67,297	—	—	—	(40,923)
Other changes from non-cash transactions	7,618	579	14,309	—	7,360	16	29,882

Ending	(114,590)	18,706,328	17,142,392	5,313,845	334,037	269,745	41,651,757

*	Derivatives held for hedging purposes are the net amount after offsetting liabilities from assets.

148

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

37. Contingent Liabilities and Commitments

37.1 Details of acceptances and guarantees as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	144,457	161,314
Performance bond	3,476	3,686
Refund guarantees	27,811	28,021
Others	1,017,561	715,116

	1,193,305	908,137

Confirmed acceptances and guarantees in foreign currencies
Acceptances of letter of credit	220,895	155,151
Letter of guarantees	45,693	49,754
Bid bond	72,037	37,765
Performance bond	703,826	718,097
Refund guarantees	801,445	1,022,646
Others	2,523,690	2,878,210

	4,367,586	4,861,623

Financial guarantees
Acceptances and guarantees for issuance of debenture	10,040	—
Acceptances and guarantees for mortgage	89,302	47,384
Overseas debt guarantees	498,184	581,438
International financing guarantees in foreign currencies	197,097	231,686
Other financial guarantees in Korean won	50,950	230,000

	845,573	1,090,508

	6,406,464	6,860,268

Unconfirmed acceptances and guarantees
Guarantees of letter of credit	2,065,651	1,826,028
Refund guarantees	344,112	654,496

	2,409,763	2,480,524

	8,816,227	9,340,792

149

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

37.2 Credit quality of the acceptances and guarantees exposure as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	12 -month expected credit losses	Lifetime expected credit losses		Total
		Non-impaired	Impaired
Confirmed acceptances and guarantees *
Grade 1	4,359,126	—	—	4,359,126
Grade 2	1,839,446	47,438	—	1,886,884
Grade 3	16,231	85,321	—	101,552
Grade 4	14,860	33,440	501	48,801
Grade 5	—	453	9,648	10,101

	6,229,663	166,652	10,149	6,406,464

Unconfirmed acceptances and guarantees *
Grade 1	1,410,897	771	—	1,411,668
Grade 2	894,502	28,506	—	923,008
Grade 3	11,399	23,069	—	34,468
Grade 4	2,369	29,934	—	32,303
Grade 5	—	589	7,727	8,316

	2,319,167	82,869	7,727	2,409,763
	8,548,830	249,521	17,876	8,816,227

	December 31, 2019
(In millions of Korean won)	12 -month expected credit losses	Lifetime expected credit losses		Total
		Non-impaired	Impaired
Confirmed acceptances and guarantees *
Grade 1	4,335,231	2,486	—	4,337,717
Grade 2	2,109,085	38,271	—	2,147,356
Grade 3	89,681	81,317	—	170,998
Grade 4	18,773	172,440	—	191,213
Grade 5	—	2,873	10,111	12,984

	6,552,770	297,387	10,111	6,860,268

Unconfirmed acceptances and guarantees *
Grade 1	1,209,351	1,289	—	1,210,640
Grade 2	1,121,159	32,413	—	1,153,572
Grade 3	16,517	20,957	—	37,474
Grade 4	4,236	62,964	—	67,200
Grade 5	—	170	11,468	11,638

	2,351,263	117,793	11,468	2,480,524

	8,904,033	415,180	21,579	9,340,792

*	Applied same criteria as the credit quality classification of loans.

150

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

37.3 Acceptances and guarantees by counterparty as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	5,678,840	1,755,551	7,434,391	84.33
Small and medium-sized companies	601,666	458,210	1,059,876	12.02
Public sector and others	125,958	196,002	321,960	3.65

	6,406,464	2,409,763	8,816,227	100.00

	December 31, 2019
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	6,099,209	1,904,253	8,003,462	85.68
Small and medium-sized companies	630,438	397,539	1,027,977	11.01
Public sector and others	130,621	178,732	309,353	3.31

	6,860,268	2,480,524	9,340,792	100.00

37.4 Acceptances and guarantees by industry as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	784,950	2,817	787,767	8.94
Manufacturing	2,965,889	1,273,899	4,239,788	48.09
Service	919,233	89,457	1,008,690	11.44
Wholesale and retail	1,038,352	890,342	1,928,694	21.88
Construction	394,050	14,488	408,538	4.63
Public sector	101,040	103,285	204,325	2.32
Others	202,950	35,475	238,425	2.70

	6,406,464	2,409,763	8,816,227	100.00

(In millions of Korean won)	December 31, 2019
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	263,453	5,184	268,637	2.88
Manufacturing	3,482,521	1,627,173	5,109,694	54.70
Service	1,210,318	88,158	1,298,476	13.90
Wholesale and retail	1,104,793	597,998	1,702,791	18.23
Construction	471,745	20,590	492,335	5.27
Public sector	107,481	81,896	189,377	2.03
Others	219,957	59,525	279,482	2.99

	6,860,268	2,480,524	9,340,792	100.00

151

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

37.5 Details of commitments as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Commitments
Corporate loan commitments	39,188,554	41,077,604
Retail loan commitments	46,099,203	42,492,181
Other commitments in Korean won	1,300,000	1,300,000
Purchase of other securities	4,548,592	2,825,674

	91,136,349	87,695,459

Financial Guarantees
Credit line	2,913,260	1,797,802
Purchase of securities	2,667,640	2,189,100

	5,580,900	3,986,902

	96,717,249	91,682,361

37.6 Other Matters (including litigation)

a) The Bank has 51 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with an aggregate claims of ~~W~~ 210,298 million, and details of pending lawsuits in which the Bank is a defendant as of December 31, 2020, are as follows:

(in number of cases, in millions of Korean won)

Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Request for a return of redemption amount	1	48,068	Kookmin Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited, and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses). Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.	Application for incineration by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Bankruptcy Court (10-03777) at the written complaint review stage]

Request for compensation for damages	1	1,629,557	The plaintiff filed a lawsuit for compensation for damages against Indonesian Financial Supervisory Authority (OJK) and Kookmin Bank as joint defendants, claiming that the capital increase and Kookmin Bank’s acquisition of PT Bank Bukopin TBK was illegal in violation of local laws and regulations in Indonesia.	It is difficult to accurately predict the result of the lawsuit as of now because the complaint has not been received, but it is judged that the possibility that the result of this lawsuit will have a significant impact on the financial position of Kookmin Bank is low.

Others	120	158,048	Others (excluding simple lawsuits related to the collection or management of loans)

	122	1,835,673

152

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

b) On April 10, 2020, the Bank acquired 70% shares of PRASAC Microfinance Institution Plc. (“PRASAC”), a specialized credit micro finance institution in Cambodia, for US$ 603 million from its existing shareholders.

The Bank has signed an agreement with the existing shareholders of PRASAC. The existing shareholders have the right of put option to sell 30% of the remaining shares to the Bank, and they are entitled to exercise their rights at the exercise price calculated on the basis of the adjusted book value of net asset as of 2021 year-end, within six months from the issue date of the audit report or the confirmation date of the adjusted value. If the put option is not exercised until its expiry, the Bank has a right to exercise a call option during the six months following the expiry of such put option. All shareholders are restricted from selling shares or additional pledge before exercising the put option and call option.

c) The Bank has entered into an agreement with PT Bosowa Corporindo, a major shareholder of PT Bank Bukopin TBK. Under this agreement, the Bank and PT Bosowa Corporindo have a right of first refusal and a tag-along right. In addition, the Bank can exercise its drag-along right for two years from the time three years have elapsed since the acquisition date (July 27, 2018) in certain cases, such as violation of the agreement between shareholders.

d) The proliferation of COVID-19 has had a negative impact on the global economy, which has a greater impact than expected credit losses and potential impairment of assets in a particular portfolio, which can negatively affect the profit generation capability of the Bank as follows;

•	There is a possibility of uncertainty about the credit risk of a borrower that could be affected by COVID-19.

•	Uncertainty may arise about forward-looking macroeconomic information related to expected credit losses.

•

Korean won may depreciate against major foreign currencies. This may result in an increase in principal and interest payments on liabilities denominated in foreign currencies, and losses on foreign exchanges transactions.

•	A significant decrease in the fair value of the Bank’s investment in an entity that could be affected by COVID-19 pandemic can occur.

Meanwhile, the Bank’s accounting policy related to COVID-19 is described in Note 2.4 Critical accounting estimates and the impact on expected credit losses is described in Note 11.1 Changes in allowances for credit losses of loans and Note 22.2 Changes in provisions for credit losses of unused loan commitments, acceptances and guarantees.

e) The face value of the securities sold to general customers through tellers’ sale amounts to ~~W~~ 372 million as of December 31, 2019.

153

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

38. Subsidiaries

38.1 Details of subsidiaries as of December 31, 2020, are as follows:

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	Kookmin Bank Cambodia Plc.	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank	Kookmin Bank (China) Ltd.	100.00	China	Banking and foreign exchange transaction
Kookmin Bank	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Microfinance services
Kookmin Bank	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Banking and foreign exchange transaction
Kookmin Bank	PRASAC Microfinance Institution Plc.	70.00	Cambodia	Microfinance services
Kookmin Bank	PT Bank Bukopin TBK	67.00	Indonesia	Banking and foreign exchange transaction
PT Bank Bukopin TBK	PT Bank Syariah Bukopin	92.78	Indonesia	Banking
PT Bank Bukopin TBK	PT Bukopin Finance	97.04	Indonesia	Installment financing
Kookmin Bank	Personal pension trust and 10 others [1]	0.00	Korea	Trust
Kookmin Bank	Silver Investment 2nd Inc. and 48 others [2]	0.00	Korea	Asset-backed securitization and others
Kookmin Bank	KB Wise Star Private Real Estate Feeder Fund No.1 [2]	86.00	Korea	Investment trust
Kookmin Bank	KB Haeoreum Private Securities Investment Trust No.83 [2]	99.95	Korea	Investment trust
Kookmin Bank	Kiwoom Frontier Private Placement Fund No.10 (Bond) [2]	99.92	Korea	Investment trust
Kookmin Bank	Woori Safe Plus Qualified Private Trust S-8 (Bond) [2]	99.96	Korea	Investment trust
Kookmin Bank	Mirae Asset Triumph Global Privately Placed Feeder Investment Trust No.1 [2]	99.92	Korea	Investment trust
Mirae Asset Triumph Global Privately Placed Feeder Investment Trust No.1	Mirae Asset Triumph Global Privately Placed Master Investment Trust No.1	100.00	Korea	Investment trust
Mirae Asset Triumph Global Privately Placed Feeder Investment Trust No.1	Mirae Asset Triumph Global Privately Placed Master Investment Trust No.2	100.00	Korea	Investment trust
Kookmin Bank	NH-Amundi Global Private Securities Investment Trust No.1 (BOND) [2]	99.86	Korea	Investment trust
Kookmin Bank	Meritz Private Real Estate Fund No.9-2 [2]	99.98	Korea	Investment trust
Kookmin Bank	AIP US Red Private Real Estate Trust No.10 [2]	99.97	Korea	Investment trust
Kookmin Bank	KB KBSTAR 3-Year Futures Inverse Securities ETF (Debt-Derivative) [2]	95.09	Korea	Investment trust
Kookmin Bank	Samsung KODEX 10Y F-LKTB Inverse ETF [2]	98.77	Korea	Investment trust

154

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Kookmin Bank	KB Core Blind Private Estate Fund No.1 [2]	90.09	Korea	Investment trust
KB Core Blind Private Estate Fund No.1	KB Wise Star Private Real Estate Feeder Fund No.3 [2]	46.65	Korea	Investment trust
Kookmin Bank	KB Global Private Real Estate Debt Fund No.3 (USD) [2]	99.50	Korea	Investment trust
Kookmin Bank	UBS Hana Professional Investor Private Investment Trust No.1 (Bond) [2]	99.90	Korea	Investment trust
Kookmin Bank	Mirae Asset Triumph Privately Placed Investment Trust No.7 [2]	98.50	Korea	Investment trust
Kookmin Bank	Samsung Credit Value Plus Private Investment Trust (Bond) [2]	99.50	Korea	Investment trust
Kookmin Bank	KB Emerging Markets Dept Private Securities Fund(USD)(Bond) [2]	99.83	Korea	Investment trust
Kookmin Bank	Samsung SRA Private Real Estate Investment Trust No.28D [2]	99.50	Korea	Investment trust
Kookmin Bank	KIM Basic Private Investment Trust No.102 (Bond) [2]	99.90	Korea	Investment trust
Kookmin Bank	KB Korea Short Term Premium Private Securities No.16(USD)(Bond)	85.71	Korea	Investment trust

[1]

The Bank controls the trust because it has power to determine the management performance of the trust and is exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

[2]	The Bank controls these investees because it is significantly exposed to variable returns from the investees’ performance and has ability to affect those returns through its power.

The Bank holds more than a majority of the ownership interests of Koratevien Specialist Private Equity Fund No.1 and 1 another investment trust but does not have the power over relevant activities in accordance with agreements with trust and other shareholders, therefore these entities are not consolidated.

38.2 The condensed financial information of major subsidiaries as of December 31, 2020 and 2019, and for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020			2020
	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period
Kookmin Bank Int’l Ltd. (London) *	—	—	—	—	(4,587)
Kookmin Bank Cambodia Plc.	385,974	287,936	98,038	21,841	5,499
Kookmin Bank (China) Ltd.	3,323,048	2,874,258	448,790	167,781	13,967
KB Microfinance Myanmar Co., Ltd.	36,112	13,004	23,108	7,351	388
PRASAC Microfinance Institution Plc.	3,914,890	3,376,992	537,898	588,359	118,339
PT Bank Bukopin TBK	5,841,168	5,530,648	310,520	106,358	(43,402)
KB Bank Myanmar Co., Ltd.	220,105	2,505	217,600	—	—
Personal pension trust and 10 others	4,483,007	4,365,699	117,308	138,481	2,841

*	Liquidated during the year ended December 31, 2020.

155

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019			2019
	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period
Kookmin Bank Int’l Ltd. (London)	37,404	887	36,517	558	293
Kookmin Bank Cambodia Plc.	307,604	208,670	98,934	15,815	2,851
Kookmin Bank (China) Ltd.	3,032,642	2,599,516	433,126	135,117	12,462
KB Microfinance Myanmar Co., Ltd.	24,188	2,559	21,629	4,349	(149)
Personal pension trust and 10 others	4,413,755	4,299,288	114,467	141,162	3,515

38.3 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

38.3.1 The Bank provides the capital commitments of ~~W~~ 172,000 million to KB Wise Star Private Real Estate Feeder Fund No.1, of which ~~W~~ 817 million has not been executed, and of ~~W~~ 54,389 million to Meritz Private Real Estate Fund No.9-2, of which ~~W~~ 12,319 million has not been executed, and of ~~W~~ 100,000 million to KB Core Blind Private Estate Fund No.1, of which ~~W~~ 175 million has not been executed.

38.3.2 The Bank provides purchase commitment and credit line to structured entities that are subsidiaries. The purchase commitment guarantees that the Bank will purchase and pay any remaining commercial paper securities issued by structured entities. The credit line agreement requires the Bank to provide loans under certain conditions if there is a reason for suspension of issuance of commercial paper securities or if structured entities become insolvency due to other reasons.

(In millions of Korean won)	December 31, 2020
Silver Investment 2nd Inc.	50,000
KBM the 1st L.L.C.	35,285
KLD the 1st L.L.C.	21,700
LOG the 3rd L.L.C.	24,300
KBL Incheon 1st L.L.C.	101,000
KB DTower 1st L.L.C.	50,291
KB Display 1st L.L.C.	100,440
KB Firstpark L.L.C.	33,650
KB Alminium 1st L.L.C.	50,254
KB INO 2nd L.L.C.	30,152
KBH the 5th L.L.C.	25,142
KB Happy 1st L.L.C.	50,162
KL Industrial 2nd L.L.C.	20,200
KB Socio the 1st L.L.C.	30,229
KB Industry the 1st L.L.C.	20,197
KBST the 1st L.L.C.	30,104
KB Geumjeong Hill L.L.C.	61,600
KBH the 4th L.L.C.	24,200
Great Forest the 1st L.L.C.	22,188
KBC the 3rd L.L.C.	35,095
KB Future the 1st L.L.C.	30,220

156

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

KBH the 6th L.L.C.	50,078
Beomuh Landmark the 2nd L.L.C.	58,496
KB Industry 2nd L.L.C.	20,200
KB Firstville the 1st L.L.C.	15,100
KB Handok the 1st L.L.C.	30,079
KB Heracles the 1st L.L.C.	25,162
SLT Gamsam Co., Ltd.	16,900
K Plus the 1st L.L.C.	200,226
KB Hwaseong the 1st L.L.C.	21,100
KB Livv H 1st L.L.C.	30,053
KB Beomcheon Land 1st L.L.C.	28,400
KB Eagles 1st Co., Ltd.	30,052
Livv H 1st L.L.C.	50,118
KB Cheongla Hill Co., Ltd.	60,143
KB Livv l 1st Co., Ltd.	50,126
KB Manchon Harrington Co., Ltd.	21,098
KB Penta Co., Ltd.	17,689
KB Eagles 2nd Co., Ltd.	50,121
KB Dongin Co., Ltd.	20,056
KBH Steal Co., Ltd.	150,159
Ryan Mobility 1st L.L.C.	50,103
KB Great Bear 1st L.L.C.	90,183
KB Chemical 1st Co., Ltd.	50,107
KB Eugene 1st Co., Ltd.	10,055

38.3.3 The Bank provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

38.4 Changes in Subsidiaries

PRASAC Microfinance Institution Plc. and 28 other subsidiaries were newly included in the scope of consolidation, and Kookmin Bank Int’l Ltd. (London) and 9 other subsidiaries were excluded from the scope of consolidation for the year ended December 31, 2020.

157

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

39. Lease

39.1 The Bank as a Lessee

39.1.1 Amounts recognized in statements of financial position related to lease as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Right-of-use property and equipment *
Real estate	351,384	331,108
Vehicles	6,448	7,847
Others	8,791	15,319

	366,623	354,274
Right-of-use intangible assets *	4,617	9,639

	371,240	363,913

Lease liabilities *	342,811	334,037

*	Included in property and equipment, intangible assets and other liabilities.

39.1.2 Amounts recognized in the statements of comprehensive income related to lease for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020	2019
Depreciation and amortization of right-of-use assets
Real estate	185,925	192,816
Vehicles	9,554	13,403
Others	8,430	6,972
Intangible asset	5,022	6,519

	208,931	219,710

Interest expenses on the lease liabilities	6,307	7,360
Expense relating to short-term lease	2,472	1,996
Expense relating to leases of low-value assets that are not short-term lease	1,372	1,034

Total cash outflow for lease for the years ended December 31, 2020 and 2019 was ~~W~~ 162,439 million and ~~W~~ 161,756 million, respectively.

39.2 The Bank as an Operating Lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2019
Up to 1 year	9,343	4,197
1-5 years	17,940	2,083

	27,283	6,280

158

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

40. Related Party Transactions

According to Korean IFRS No.1024, the Bank includes the Parent, the Parent’s subsidiaries, associates, associates of the Parent’s subsidiaries, key management (including family members), and post-employment benefit plans of the Bank and its related party companies in the scope of related parties. The Bank discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the financial statements. Refer to Note 13 for details on investments in associates.

Key management includes the directors of the Bank and the executive directors (vice-presidents and above) of the Bank and companies where the directors and/or their close family members have control or joint control.

40.1 Profit or loss arising from transactions with related parties for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		2020	2019
Parent
KB Financial Group Inc.	Fee and commission income	7,183	5,355
	Other non-operating income	1,057	932
	Interest expense	410	1,574
	Fee and commission expense	—	1
	Other operating expense	190	69
	General and administrative expenses	925	841
Subsidiaries
Kookmin Bank Cambodia Plc.	Interest income	2,447	2,947
	Fee and commission income	28	18
	Other non-operating income	201	180
Kookmin Bank (China) Ltd.	Interest income	19,776	31,773
	Fee and commission income	230	235
KB Microfinance Myanmar Co., Ltd.	Other non-operating income	127	105
	Provision for credit losses	33	—
PRASAC Microfinance Institution Plc.	Interest income	740	—
	Fee and commission income	211	—
	Provision for credit losses	180	—
PT Bank Bukopin TBK	Interest income	345	—
	Provision for credit losses	546	—
Trust	Fee and commission income	15,245	17,383
	Interest expense	1,034	2,603
KB Wise Star Private Real Estate Feeder Fund No.1	Fee and commission income	27	23
	Interest expense	5	7
Securitization SPE	Reversal of credit losses	—	200
	Interest expense	1	1

159

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Structured entities	Interest income	597	204
	Fee and commission income	11,775	10,242
	Gains on financial instruments at fair value through profit or loss	21,516	11,117
	Reversal of credit losses	14	3
	Interest expense	165	165
	Losses on financial instruments at fair value through profit or loss	2,841	694
	Provision for credit losses	40	63
KB Haeoreum Private Securities Investment Trust No.83(Bond)	Fee and commission income	99	54
Mirae Asset Triumph Global Privately Placed Feeder Investment Trust No.1	Fee and commission income	40	32
NH-Amundi Global Private Securities Investment Trust No.1 (USD) (Bond)	Fee and commission income	6	6
KB Core Blind Private Estate Fund No.1	Interest income	290	18
	Fee and commission income	10	1
	Interest expense	75	5
KB Global Private Real Estate Debt Fund No.3 (USD)	Fee and commission income	2	—
UBS Hana Professional Investor Private Investment Trust No.1 (Bond)	Fee and commission income	23	—
	Interest expense	17	—
Mirae Asset Triumph Privately Placed Investment Trust No.7	Fee and commission income	46	—
Samsung Credit Value Plus Private Investment Trust (Bond)	Fee and commission income	22	—
KB Emerging Markets Dept Private Securities Fund(USD)(Bond)	Fee and commission income	9	—
Samsung SRA Private Real Estate Investment Trust No.28D	Fee and commission income	1	—
KIM Basic Private Investment Trust No.102 (Bond)	Fee and commission income	8	—
KB Korea Short Term Premium Private Securities No.16(USD)(Bond)	Gains on financial instruments at fair value through profit or loss	835	—
KB Multi-Asset Private Securities Fund S-1 (Bond Mixed-FoFs) *	Fee and commission income	—	2
KB Multi-Asset Private Securities Fund P-1 (Bond Mixed-FoFs) *	Fee and commission income	—	3
	Gains on financial instruments at fair value through profit or loss	—	491
KB Leaders Private Placement Fund No.10 (Bond) *	Fee and commission income	—	1
Parent’s subsidiaries
KB Securities Co., Ltd.	Interest income	2,054	1,325
	Fee and commission income	19,298	14,298
	Gains on financial instruments at fair value through profit or loss	43,739	39,373
	Reversal of credit losses	—	6
	Other non-operating income	4,226	3,658
	Interest expense	2,874	6,163
	Fee and commission expense	594	684
	Losses on financial instruments at fair value through profit or loss	42,394	13,616
	Other operating expense	—	134
	Provision for credit losses	92	—

160

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

KB Asset Management Co., Ltd.	Fee and commission income	1,465	1,201
	Other non-operating income	1	4
	Interest expense	59	90
	Losses on financial instruments at fair value through profit or loss	373	—
	General and administrative expenses	500	500
KB Real Estate Trust Co., Ltd.	Fee and commission income	232	211
	Other non-operating income	38	45
	Interest expense	207	328
	Fee and commission expense	2,406	1,899
KB Investment Co., Ltd.	Fee and commission income	48	42
	Interest expense	443	1,019
KB Credit Information Co., Ltd.	Fee and commission income	69	64
	Other non-operating income	216	232
	Interest expense	104	134
	Fee and commission expense	21,872	20,485
KB Data System Co., Ltd.	Fee and commission income	270	225
	Other non-operating income	149	92
	Interest expense	242	309
	General and administrative expenses	54,869	50,074
KB Life Insurance Co., Ltd.	Fee and commission income	16,534	14,075
	Gains on financial instruments at fair value through profit or loss	4,292	14,612
	Other non-operating income	28	37
	Interest expense	8	9
	Fee and commission expense	1	8
	Losses on financial instruments at fair value through profit or loss	2,975	2,853
	Other operating expense	—	11
	Other non-operating expense	2	—
	General and administrative expenses	950	1,286
KB Kookmin Card Co., Ltd.	Interest income	4,354	3,910
	Fee and commission income	190,910	211,806
	Gains on financial instruments at fair value through profit or loss	1,262	2,348
	Reversal of credit losses	—	53
	Other non-operating income	1,645	1,314
	Interest expense	1,003	1,073
	Fee and commission expense	1,255	1,732
	Losses on financial instruments at fair value through profit or loss	143	38
	Provision for credit losses	239	—
	General and administrative expenses	391	153
KB Savings Bank Co., Ltd.	Fee and commission income	1,125	736
	Other non-operating income	77	50
	Interest expense	11	6
	Fee and commission expense	—	17

161

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

KB Capital Co., Ltd.	Interest income	1,951	2,907
	Fee and commission income	2,767	2,968
	Other non-operating income	191	167
	Interest expense	98	670
	Fee and commission expense	43	44
	Provision for credit losses	138	46
KB Insurance Co., Ltd.	Interest income	67	79
	Fee and commission income	24,467	23,458
	Gains on financial instruments at fair value through profit or loss	33,319	74,576
	Other non-operating income	1,287	361
	Interest expense	1,062	1,123
	Fee and commission expense	1,628	1
	Losses on financial instruments at fair value through profit or loss	37,871	7,468
	Other operating expense	1	—
	Provision for credit losses	5	6
	General and administrative expenses	10,283	15,576
Prudential Life Insurance Company of Korea Ltd.	Fee and commission income	20	—
	Interest expense	1,165	—
Hanbando BTL Private Special Asset Fund	Fee and commission income	132	149
KB Senior Loan Private Fund No.1	Fee and commission income	3	8
KB AMP Infra Private Special Asset Fund No.1(FoFs)	Fee and commission income	11	11
KB Onkookmin 2025 TDF Fund (FoFs) *	Fee and commission income	—	2
KB Onkookmin 2030 TDF Fund (FoFs) *	Fee and commission income	—	2
KB Onkookmin 2045 TDF Fund (FoFs) *	Fee and commission income	—	1
KB Muni bond Private Securities Fund No.1 (USD)	Fee and commission income	12	11
KB Global Private Real Estate Debt Fund No.1	Fee and commission income	10	10
KB NA Compass Energy Private Special Asset Fund	Fee and commission income	8	8
KB Star Office Private Real Estate Investment Trust No.3	Interest income	—	619
	Interest expense	55	110
KB Star Office Private Real Estate Investment Trust No.4	Interest income	760	760
	Fee and commission income	36	19
	Interest expense	18	33
	Provision for credit losses	1	—
KB Global Core Bond Securities Feeder Fund(Bond)	Fee and commission income	87	23
	Gains on financial instruments at fair value through profit or loss	—	1,276
	Losses on financial instruments at fair value through profit or loss	—	28
KB Onkookmin Life Income 20 Feeder Fund (FoFs) C-F	Losses on financial instruments at fair value through profit or loss	102	—
KB Onkookmin Life Income 40 Feeder Fund (FoFs) C-F	Losses on financial instruments at fair value through profit or loss	190	—
KB AU Infigen Energy Private Special Asset Fund *	Fee and commission income	3	4

162

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

KB AU Infigen Energy Private Special Asset Fund No.2 *	Fee and commission income	5	6
KB New Renewable Energy Private Special Asset Fund No.1	Fee and commission income	6	—
KB NA Loan Specialty Private Real Estate Investment Trust No.1	Fee and commission income	3	1
	Gains on financial instruments at fair value through profit or loss	1,814	4
	Losses on financial instruments at fair value through profit or loss	3,248	335
KB NA Loan Specialty Private Real Estate Investment Trust No.3	Fee and commission income	10	1
	Gains on financial instruments at fair value through profit or loss	2,699	209
	Losses on financial instruments at fair value through profit or loss	8,044	14
KB Europe Renewable Specialized Private Equity Private Asset Investment Trust No.2	Fee and commission income	2	—
KB Korea Short Term Premium Private Securities No.10(USD)(Bond) *	Fee and commission income	6	1
KB Korea Short Term Premium Private Securities No.15(USD)(Bond)	Fee and commission income	1	—
	Gains on financial instruments at fair value through profit or loss	1,452	—
KB Korea Short Term Premium Private Securities No.17(USD)(Bond)	Fee and commission income	2	—
	Gains on financial instruments at fair value through profit or loss	3,268	—
KB BMO Senior Loan Private Special Asset Fund No.1(FOF)	Fee and commission income	6	—
	Losses on financial instruments at fair value through profit or loss	4,329	—
KB BMO Senior Loan Private Special Asset Fund No.2(FOF)	Fee and commission income	5	—
KB Wise Star Private Real Estate Feeder Fund No.12 *	Interest income	493	—
	Fee and commission income	1	—
KB Korea Short Term Premium Private Securities No.4(USD)(Bond) *	Fee and commission income	—	2
	Losses on financial instruments at fair value through profit or loss	—	2,931
KB Korea Short Term Premium Private Securities No.5(USD)(Bond) *	Fee and commission income	—	9
	Gains on financial instruments at fair value through profit or loss	—	1,347
	Losses on financial instruments at fair value through profit or loss	—	12,104
Associates
Korea Credit Bureau Co., Ltd.	Fee and commission income	4	—
	Interest expense	7	21
	Fee and commission expense	1,954	1,601
	Other operating expense	1	—

163

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Incheon Bridge Co., Ltd.	Interest income	4,345	8,612
	Fee and commission income	23	—
	Gains on financial instruments at fair value through profit or loss	899	4,975
	Reversal of credit losses	—	5
	Interest expense	334	483
	Fee and commission expense	6	7
	Provision for credit losses	471	—
Dae-A Leisure Co., Ltd.	Interest expense	7	8
Skydigital INC.	Fee and commission income	4	—
KB12-1 Venture Investment Partnership *	Interest expense	13	3
KB High-Tech Company Investment Fund	Interest expense	16	26
Aju Good Technology Venture Fund	Interest expense	18	22
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense	23	58
KB Digital Innovation & Growth New Technology Business Investment Fund	Interest expense	4	8
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense	40	89
KB Global Platform Fund	Interest expense	52	193
WJ Private Equity Fund No.1	Fee and commission income	5	—
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1	Interest expense	61	208
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Interest income	3	191
	Fee and commission income	4	—
	Reversal of credit losses	17	13
	Interest expense	2	1
RAND Bio Science Co., Ltd.	Interest expense	11	5
Wise Asset Management Co., Ltd.	Interest expense	—	2
Food Factory Co., Ltd.	Interest income	52	41
	Interest expense	12	—
	Fee and commission expense	4	12
	Provision for credit losses	8	1
Acts Co., Ltd.	Interest income	1	1
APRO Co., Ltd. *	Interest income	7	19
	Interest expense	1	4
	Fee and commission expense	—	17
	Provision for credit losses	1	—
Rainist Co., Ltd.	Fee and commission income	36	39
Stratio, Inc.	Interest expense	—	1
UPRISE, Inc.	Interest income	2	—
	Provision for credit losses	1	—
CellinCells Co., Ltd.	Interest expense	4	19
COSES GT	Interest income	6	—
	Provision for credit losses	4	—
Bomapp Inc.	Interest expense	—	1
KB No.9 Special Purpose Acquisition Company *	Interest expense	—	(23)
KB No.10 Special Purpose Acquisition Company *	Interest expense	—	18

164

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

KB No.11 Special Purpose Acquisition Company *	Interest expense	—	9
KB No.17 Special Purpose Acquisition Company	Interest expense	25	28
KB No.18 Special Purpose Acquisition Company	Interest expense	31	28
KB No.19 Special Purpose Acquisition Company	Interest expense	13	8
KB No.20 Special Purpose Acquisition Company	Interest expense	25	3
Fabric Time Co., Ltd.	Fee and commission income	7	—
	Interest expense	47	—
BNF Corporation Ltd. *	Interest income	9	—
	Fee and commission income	2	—
	Provision for credit losses	8	1
S&E BIO	Interest expense	1	—
Contents First	Interest expense	14	—
December & Company Inc.	Interest expense	1	—
GENINUS Inc.	Interest expense	70	—
KB Pre IPO Secondary Venture Fund No.1	Interest expense	3	7
JLK Inspection Co., Ltd. *	Interest expense	—	1
Spark Biopharma Inc. *	Interest expense	—	59
NEXELON Inc. *	Interest expense	—	2
Others
Retirement pension	Fee and commission income	1,077	939
	Interest expense	3	4

*	Excluded from the Bank’s related party as of December 31, 2020.

165

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

40.2 Details of receivables and payables, and related allowances for credit losses arising from the related party transactions as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		December 31, 2020	December 31, 2019
Parent
KB Financial Group Inc.	Other assets	120	35
	Deposits	23,084	18,537
	Other liabilities	597,429	418,286
Subsidiaries
Kookmin Bank Int`l Ltd. (London) *	Other assets	—	601
	Deposits	—	37,387
Kookmin Bank Cambodia Plc.	Cash and due from financial institutions	820	1,990
	Loans measured at amortized cost (gross amount)	195,840	115,780
	Other assets	277	1,266
	Deposits	2,584	9,126
	Other liabilities	111	88
Kookmin Bank (China) Ltd.	Cash and due from financial institutions	17,646	19,611
	Loans measured at amortized cost (gross amount)	1,153,280	1,169,378
	Other assets	4,910	9,940
	Deposits	2,278	758
	Borrowings	70,557	139,382
KB Microfinance Myanmar Co., Ltd.	Provisions	33	—
	Other liabilities	17	14
PRASAC Microfinance Institution Plc.	Loans measured at amortized cost (gross amount)	136,000	—
	Allowances for credit losses	112	—
	Other assets	739	—
	Provisions	67	—
	Other liabilities	1,437	—
PT Bank Bukopin TBK	Cash and due from financial institutions	217,600	—
	Loans measured at amortized cost (gross amount)	652,800	—
	Other assets	165	—
	Provisions	546	—
KB Bank Myanmar Co., Ltd.	Other assets	1,003	—
Trust	Other assets	20,243	20,939
	Other liabilities	165,300	97,572
KB Wise Star Private Real Estate Feeder Fund No.1	Other assets	6	7
	Deposits	—	422
	Other liabilities	—	2
Securitization SPE	Deposits	1,043	1,095

166

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Structured entities	Derivative assets	18,245	13,164
	Loans measured at amortized cost (gross amount)	3,929	3,682
	Allowances for credit losses	6	6
	Other assets	7	6
	Deposits	1,096	32,124
	Provisions	90	64
	Other liabilities	3,633	2,758
KB Haeoreum Private Securities Investment Trust No.83(Bond)	Other assets	11	8
Mirae Asset Triumph Global Privately Placed Feeder Investment Trust No.1	Other assets	7	7
NH-Amundi Global Private Securities Investment Trust No.1 (USD) (Bond)	Other assets	1	1
KB Core Blind Private Estate Fund No.1	Loans measured at amortized cost (gross amount)	10,000	10,000
	Other assets	19	19
	Deposits	—	5,063
	Other liabilities	—	5
UBS Hana Professional Investor Private Investment Trust No.1 (Bond)	Other assets	2	—
	Other liabilities	3,332	—
Mirae Asset Triumph Privately Placed Investment Trust No.7	Other assets	5	—
	Other liabilities	2,962	—
Samsung Credit Value Plus Private Investment Trust (Bond)	Other assets	2	—
	Other liabilities	1,083	—
KB Emerging Markets Dept Private Securities Fund(USD)(Bond)	Other assets	1	—
Samsung SRA Private Real Estate Investment Trust No.28D	Deposits	11	—
KIM Basic Private Investment Trust No.102 (Bond)	Other assets	3	—
	Other liabilities	23	—
KB Korea Short Term Premium Private Securities No.16(USD)(Bond)	Derivative assets	835	—
Parent’s subsidiaries
KB Securities Co., Ltd.	Derivative assets	17,465	9,424
	Loans measured at amortized cost (gross amount)	97,803	65,289
	Allowances for credit losses	88	23
	Other assets	4,983	18,320
	Derivative liabilities	11,630	3,979
	Deposits	464,584	423,053
	Provisions	57	30
	Other liabilities	25,000	14,825
KB Asset Management Co., Ltd.	Other assets	327	260
	Derivative liabilities	373	—
	Deposits	6,915	6,929
	Other liabilities	6	6
KB Real Estate Trust Co., Ltd.	Other assets	3	2
	Deposits	71,261	49,708
	Other liabilities	346	368
KB Investment Co., Ltd.	Other assets	—	41
	Deposits	93,970	62,686
	Other liabilities	97	53
KB Credit Information Co., Ltd.	Deposits	5,340	4,047
	Other liabilities	6,196	6,022

167

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

	Other assets	390	886
KB Data System Co., Ltd.	Deposits	17,561	21,642
	Other liabilities	4,539	5,372
KB Life Insurance Co., Ltd.	Derivative assets	90	—
	Other assets	1,436	3,804
	Derivative liabilities	2,682	1,532
	Deposits	2,085	571
	Other liabilities	386	506
KB Kookmin Card Co., Ltd.	Derivative assets	418	676
	Loans measured at amortized cost (gross amount)	36,992	16,209
	Allowances for credit losses	28	6
	Other assets	14,472	30,936
	Deposits	91,586	65,518
	Provisions	455	237
	Other liabilities	57,810	59,277
KB Savings Bank Co., Ltd.	Other assets	—	144
	Other liabilities	1,088	389
KB Capital Co., Ltd.	Loans measured at amortized cost (gross amount)	54,400	64,489
	Allowances for credit losses	277	269
	Other assets	324	1,804
	Deposits	190,331	126,878
	Provisions	143	12
	Other liabilities	2,521	1,337
KB Insurance Co., Ltd.	Derivative assets	4,832	15,612
	Other assets	14,354	8,549
	Derivative liabilities	29,491	6,453
	Deposits	3,365	5,485
	Debentures	29,994	29,991
	Provisions	11	6
	Other liabilities	12,968	3,168
Prudential Life Insurance Company of Korea Ltd.	Deposits	303	—
	Debentures	30,000	—
	Other liabilities	32,537	—
Hanbando BTL Private Special Asset Fund	Other assets	32	36
KB Senior Loan Private Fund No.1	Other assets	1	1
KB AMP Infra Private Special Asset Fund No.1(FoFs)	Other assets	1	1
KB KBSTAR Mid-Long Term KTB Active ETF (Bond) *	Other assets	—	500
KB Onkookmin 2030 TDF Fund (FoFs) *	Other assets	—	1
KB Muni bond Private Securities Fund No.1 (USD)	Other assets	2	2
KB Global Private Real Estate Debt Fund No.1	Other assets	3	2
KB NA Compass Energy Private Special Asset Fund	Other assets	1	1
KB Star Office Private Real Estate Investment Trust No.3	Deposits	171	7,364
	Other liabilities	6	58

168

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

KB Star Office Private Real Estate Investment Trust No.4	Loans measured at amortized cost (gross amount)	20,000	20,000
	Allowances for credit losses	2	—
	Other assets	9	13
	Deposits	532	1,983
	Other liabilities	1	16
KB Global Core Bond Securities Feeder Fund(Bond)	Other assets	7	2
KB Onkookmin Life Income 20 Feeder Fund (FoFs) C-F	Derivative liabilities	39	—
KB Onkookmin Life Income 40 Feeder Fund (FoFs) C-F	Derivative liabilities	44	—
KB AU Infigen Energy Private Special Asset Fund *	Other assets	—	1
KB AU Infigen Energy Private Special Asset Fund No.2 *	Other assets	—	1
KB New Renewable Energy Private Special Asset Fund No.1	Other assets	2	—
KB NA Loan Specialty Private Real Estate Investment Trust No.1	Other assets	1	1
	Derivative liabilities	3,248	335
KB NA Loan Specialty Private Real Estate Investment Trust No.3	Other assets	2	1
	Derivative liabilities	8,044	6
KB Europe Renewable Specialized Private Equity Private Asset Investment Trust No.2	Other assets	1	—
KB Korea Short Term Premium Private Securities No.10(USD)(Bond) *	Other assets	—	1
KB Korea Short Term Premium Private Securities No.15(USD)(Bond)	Derivative assets	1,452	—
	Other assets	1	—
KB Korea Short Term Premium Private Securities No.17(USD)(Bond)	Derivative assets	3,268	—
	Other assets	2	—
KB BMO Senior Loan Private Special Asset Fund No.1(FOF)	Other assets	2	—
	Derivative liabilities	4,327	—
KB BMO Senior Loan Private Special Asset Fund No.2(FOF)	Other assets	2	—
Associates
Korea Credit Bureau Co., Ltd.	Deposits	19,982	17,966
	Other liabilities	5	—
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss	38,756	37,857
	Loans measured at amortized cost (gross amount)	133,000	147,700
	Allowances for credit losses	202	11
	Other assets	545	520
	Deposits	39,520	45,447
	Provisions	286	6
	Other liabilities	199	346
Jungdo Co., Ltd.	Deposits	4	4
Dae-A Leisure Co., Ltd.	Deposits	636	753
	Other liabilities	21	14
Computerlife Co., Ltd.	Deposits	—	1

169

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Skydigital INC.	Deposits	15	25
Jo Yang Industrial Co., Ltd.	Deposits	2	2
NEOMIO CORP.	Deposits	535	—
KB12-1 Venture Investment Partnership *	Deposits	—	440
KB High-Tech Company Investment Fund	Deposits	12,695	11,755
	Other liabilities	1	2
Aju Good Technology Venture Fund	Deposits	3,093	5,456
	Other liabilities	1	2
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	923	7,054
	Other liabilities	—	4
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	1,801	12
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	8,097	13,118
	Other liabilities	1	4
KB Global Platform Fund	Deposits	20,197	17,928
	Other liabilities	2	9
WJ Private Equity Fund No.1	Other assets	2	—
	Deposits	349	—
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1	Deposits	4,255	8,293
	Other liabilities	24	66
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Loans measured at amortized cost (gross amount)	—	1,900
	Allowances for credit losses	—	4
	Deposits	6	8
	Provisions	—	13
	Other liabilities	—	2
RAND Bio Science Co., Ltd.	Deposits	693	4,452
Wise Asset Management Co., Ltd.	Deposits	—	21
Food Factory Co., Ltd.	Loans measured at amortized cost (gross amount)	3,193	1,987
	Allowances for credit losses	8	2
	Other assets	3	1
	Deposits	1,555	1,073
	Provisions	2	—
	Other liabilities	9	1
Acts Co., Ltd.	Deposits	18	1
Paycoms Co., Ltd.	Deposits	1	1
Big Dipper Co., Ltd.	Deposits	1	6
APRO Co., Ltd. *	Loans measured at amortized cost (gross amount)	—	2,016
	Deposits	—	3,201
	Other liabilities	—	1
Hasys.	Deposits	1	—
Stratio, Inc.	Deposits	13	726
UPRISE, Inc.	Loans measured at amortized cost (gross amount)	500	—
	Allowances for credit losses	1	—
	Deposits	11	—

170

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

CellinCells Co., Ltd.	Deposits	260	1,545
	Other liabilities	—	1
COSES GT	Loans measured at amortized cost (gross amount)	500	—
	Allowances for credit losses	4	—
	Other assets	1	—
	Deposits	292	—
KB No.17 Special Purpose Acquisition Company	Deposits	1,711	1,742
	Other liabilities	23	27
KB No.18 Special Purpose Acquisition Company	Deposits	2,101	2,140
	Other liabilities	19	28
KB No.19 Special Purpose Acquisition Company	Deposits	1,053	1,093
	Other liabilities	3	7
KB No.20 Special Purpose Acquisition Company	Deposits	1,716	1,984
	Other liabilities	1	3
Fabric Time Co., Ltd.	Deposits	3,947	395
	Other liabilities	40	2
BNF Corporation Ltd. *	Loans measured at amortized cost (gross amount)	—	1,400
	Other assets	—	2
	Deposits	—	947
	Other liabilities	—	6
GOMI CORPORATION	Deposits	37	—
S&E BIO	Deposits	1,142	—
4N Inc.	Deposits	76	—
Contents First	Deposits	1,823	—
	Other liabilities	7	—
December & Company Inc.	Deposits	1	—
GENINUS Inc.	Deposits	13,630	—
	Other liabilities	15	—
KB IGen Private Equity Fund No.1 *	Deposits	—	147
KB Pre IPO Secondary Venture Fund No.1	Deposits	629	2,955
	Other liabilities	—	1
Key management	Loans measured at amortized cost (gross amount)	4,599	3,423
	Allowances for credit losses	2	1
	Other assets	4	3
	Deposits	9,058	8,370
	Other liabilities	19	38
Others
Retirement pension	Other assets	295	366
	Other liabilities	10,600	17,620

*	Excluded from the Bank’s related party as of December 31, 2020.

171

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

40.3 Right-of-use assets and lease liabilities with related parties as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		December 31, 2020	December 31, 2019
Parent’s subsidiaries
KB Securities Co., Ltd.	Right-of-use assets	30,567	13,863
	Lease liabilities	36,118	16,658
KB Kookmin Card Co., Ltd.	Right-of-use assets	77	168
	Lease liabilities	48	28
KB Capital Co., Ltd.	Right-of-use assets	—	9
	Lease liabilities	—	23
KB Insurance Co., Ltd.	Right-of-use assets	2,848	5,693
	Lease liabilities	3,152	5,751

40.4 Notional amount of derivative assets and liabilities arising from the related party transactions as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		December 31, 2020	December 31, 2019
Subsidiaries
KH the 2nd L.L.C. *	Notional amount of derivative financial instruments	—	40,000
Silver Investment 2nd Inc.	Notional amount of derivative financial instruments	50,000	50,000
KBM the 1st L.L.C.	Notional amount of derivative financial instruments	30,000	40,000
KH the 3rd L.L.C. *	Notional amount of derivative financial instruments	—	30,000
KBH the 1st L.L.C. *	Notional amount of derivative financial instruments	—	6,500
HLD the 3rd L.L.C. *	Notional amount of derivative financial instruments	—	112,500
KBH the 3rd L.L.C. *	Notional amount of derivative financial instruments	—	30,000
KBC the 2nd L.L.C. *	Notional amount of derivative financial instruments	—	30,000
KLD the 1st L.L.C.	Notional amount of derivative financial instruments	23,200	15,200
LOG the 3rd L.L.C.	Notional amount of derivative financial instruments	24,300	24,300
KBL Incheon 1st L.L.C.	Notional amount of derivative financial instruments	100,000	100,000
KB DTower 1st L.L.C.	Notional amount of derivative financial instruments	100,000	50,000
KB Display 1st L.L.C.	Notional amount of derivative financial instruments	100,000	100,000
KB Alminium 1st L.L.C.	Notional amount of derivative financial instruments	50,000	50,000
KB INO 2nd L.L.C.	Notional amount of derivative financial instruments	30,000	30,000

172

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

KBH the 5th L.L.C.	Notional amount of derivative financial instruments	25,000	25,000
KB Happy 1st L.L.C.	Notional amount of derivative financial instruments	50,000	50,000
KL Industrial 2nd L.L.C.	Notional amount of derivative financial instruments	20,000	30,000
KB Socio the 1st L.L.C.	Notional amount of derivative financial instruments	30,000	30,000
KB Industry the 1st L.L.C.	Notional amount of derivative financial instruments	20,000	30,000
KBST the 1st L.L.C.	Notional amount of derivative financial instruments	30,000	30,000
KB Geumjeong Hill L.L.C.	Notional amount of derivative financial instruments	58,100	64,300
KBH the 4th L.L.C.	Notional amount of derivative financial instruments	24,000	30,000
Great Forest the 1st L.L.C.	Notional amount of derivative financial instruments	20,500	25,000
KBC the 3rd L.L.C.	Notional amount of derivative financial instruments	35,000	35,000
KB Future the 1st L.L.C.	Notional amount of derivative financial instruments	30,000	30,000
KBH the 6th L.L.C.	Notional amount of derivative financial instruments	50,000	50,000
Beomuh Landmark the 2nd L.L.C.	Notional amount of derivative financial instruments	86,100	59,000
KB Industry 2nd L.L.C.	Notional amount of derivative financial instruments	20,000	30,000
KB Handok the 1st L.L.C.	Notional amount of derivative financial instruments	30,000	30,000
KB Heracles the 1st L.L.C.	Notional amount of derivative financial instruments	25,000	25,000
K Plus the 1st L.L.C.	Notional amount of derivative financial instruments	200,000	200,000
KB Livv H 1st L.L.C.	Notional amount of derivative financial instruments	30,000	—
Livv H 1st L.L.C.	Notional amount of derivative financial instruments	50,000	—
KB Eagles 1st Co., Ltd.	Notional amount of derivative financial instruments	30,000	—
KB Manchon Harrington Co., Ltd.	Notional amount of derivative financial instruments	18,600	—
KB Livv l 1st Co., Ltd.	Notional amount of derivative financial instruments	50,000	—
KB Cheongla Hill Co., Ltd.	Notional amount of derivative financial instruments	60,000	—
KB Dongin Co., Ltd.	Notional amount of derivative financial instruments	20,000	—
KB Eagles 2nd Co., Ltd.	Notional amount of derivative financial instruments	50,000	—

173

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

KBH Steal Co., Ltd.	Notional amount of derivative financial instruments	150,000	—
KB Great Bear 1st L.L.C.	Notional amount of derivative financial instruments	90,000	—
Ryan Mobility 1st L.L.C.	Notional amount of derivative financial instruments	50,000	—
KB Chemical 1st Co., Ltd.	Notional amount of derivative financial instruments	50,000	—
KB Eugene 1st Co., Ltd.	Notional amount of derivative financial instruments	10,000	—
KB Korea Short Term Premium Private Securities No.16(USD)(Bond)	Notional amount of derivative financial instruments	21,760	—
Parent’s subsidiaries
KB Securities Co., Ltd.	Notional amount of derivative financial instruments	981,259	651,372
KB Asset Management Co., Ltd.	Notional amount of derivative financial instruments	22,297	—
KB Life Insurance Co., Ltd.	Notional amount of derivative financial instruments	54,892	104,058
KB Kookmin Card Co., Ltd.	Notional amount of derivative financial instruments	30,000	44,472
KB Insurance Co., Ltd.	Notional amount of derivative financial instruments	650,108	799,567
KB Onkookmin Life Income 20 Feeder Fund (FoFs) C-F	Notional amount of derivative financial instruments	2,305	—
KB Onkookmin Life Income 40 Feeder Fund (FoFs) C-F	Notional amount of derivative financial instruments	2,617	—
KB NA Loan Specialty Private Real Estate Investment Trust No.1	Notional amount of derivative financial instruments	27,200	29,153
KB NA Loan Specialty Private Real Estate Investment Trust No.3	Notional amount of derivative financial instruments	89,760	95,519
KB Korea Short Term Premium Private Securities No.15(USD)(Bond)	Notional amount of derivative financial instruments	22,032	—
KB Korea Short Term Premium Private Securities No.17(USD)(Bond)	Notional amount of derivative financial instruments	77,030	—
KB BMO Senior Loan Private Special Asset Fund No.1(FOF)	Notional amount of derivative financial instruments	50,798	—

*	Excluded from the Bank’s related party as of December 31, 2020.

174

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

40.5 Significant lending transactions with related parties for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020 [1]
	Beginning	Loans	Collections	Others	Ending
Subsidiaries
Kookmin Bank Cambodia Plc.	115,780	200,268	105,698	(14,510)	195,840
Kookmin Bank (China) Ltd.	1,169,378	1,396,787	1,342,218	(70,667)	1,153,280
PRASAC Microfinance Institution Plc.	—	136,000	—	—	136,000
PT Bank Bukopin TBK	—	1,375,762	703,872	(19,090)	652,800
Structured entities [2]	3,682	204,017	203,706	(64)	3,929
KB Core Blind Private Estate Fund No.1	10,000	—	—	—	10,000
Parent’s subsidiaries
KB Securities Co., Ltd.	65,289	1,164,587	1,129,114	(2,959)	97,803
KB Kookmin Card Co., Ltd.	16,209	176,087	154,327	(977)	36,992
KB Capital Co., Ltd.	64,489	62,423	69,139	(3,373)	54,400
KB Star Office Private Real Estate Investment Trust No.4	20,000	—	—	—	20,000
KB Wise Star Private Real Estate Feeder Fund No.12 [4]	—	34,000	—	(34,000)	—
Associates
Incheon Bridge Co., Ltd.	185,557	—	14,700	899	171,756
Carlife Co., Ltd.	—	22	22	—	—
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	1,900	11,250	13,150	—	—
Food Factory Co., Ltd.	1,987	1,225	20	1	3,193
APRO Co., Ltd. [4]	2,016	2,000	—	(4,016)	—
BNF Corporation Ltd. [4]	1,400	1,000	—	(2,400)	—
Acts Co., Ltd.	—	74	74	—	—
UPRISE, Inc.	—	500	—	—	500
COSES GT	—	500	—	—	500
Key management [5]	3,423	3,276	3,422	1,322	4,599

175

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	2019 [1]
	Beginning	Loans	Collections	Others	Ending
Subsidiaries
Kookmin Bank Cambodia Plc.	55,905	104,097	46,701	2,479	115,780
Kookmin Bank (China) Ltd.	860,937	1,847,850	1,575,046	35,637	1,169,378
Structured entities [3]	3,129	19,362	18,660	(149)	3,682
KB Core Blind Private Estate Fund No.1	—	10,000	—	—	10,000
Parent’s subsidiaries
KB Securities Co., Ltd.	25,617	892,470	853,096	298	65,289
KB Kookmin Card Co., Ltd.	—	261,060	244,851	—	16,209
KB Capital Co., Ltd.	54,787	7,624	—	2,078	64,489
KB Star Office Private Real Estate Investment Trust No.3	24,000	—	24,000	—	—
KB Star Office Private Real Estate Investment Trust No.4	20,000	—	—	—	20,000
Associates
Incheon Bridge Co., Ltd.	191,082	—	10,500	4,975	185,557
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	8,300	27,998	34,398	—	1,900
Food Factory Co., Ltd.	200	1,800	20	7	1,987
APRO Co., Ltd. [4]	—	2,000	—	16	2,016
BNF Corporation Ltd. [4]	—	—	—	1,400	1,400
Acts Co., Ltd.	—	68	68	—	—
Key management [5]	2,218	638	555	1,122	3,423

[1]	Transactions between related parties, such as settlements arising from operating activities and daylight overdraft to be repaid on the day of handling, are excluded.
[2]	Includes details of KBH the 3rd L.L.C. and 6 others that are excluded from related parties for the year ended December 31, 2020.
[3]	Includes details of KL the 1st L.L.C. and 13 others that are excluded from related parties for the year ended December 31, 2019.
[4]	Excluded from the Bank’s related party as of December 31, 2020.
[5]	Includes details of loan transactions that occurred before they became related parties.

176

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

40.6 Significant borrowing transactions with related parties for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		2020
		Beginning	Increase	Decrease	Others [1]	Ending
Parent
KB Financial Group Inc.	Deposits	18,537	—	—	4,547	23,084
Subsidiaries
Kookmin Bank Int`l Ltd. (London) [2]	Deposits	37,387	—	—	(37,387)	—
Kookmin Bank Cambodia Plc.	Deposits	9,126	—	—	(6,542)	2,584
Kookmin Bank (China) Ltd.	Deposits	758	—	—	1,520	2,278
	Borrowings	139,382	—	—	(68,825)	70,557
KB Wise Star Private Real Estate Feeder Fund No.1	Deposits	422	—	422	—	—
Securitization SPE	Deposits	1,095	—	—	(52)	1,043
Structured entities	Deposits	32,124	—	24,053	(6,975)	1,096
KB Core Blind Private Estate Fund No.1	Deposits	5,063	—	5,063	—	—
Samsung SRA Private Real Estate Investment Trust No.28D	Deposits	—	—	—	11	11
Parent’s subsidiaries
KB Securities Co., Ltd.	Deposits	423,053	75,000	97,720	64,251	464,584
KB Asset Management Co., Ltd.	Deposits	6,929	—	—	(14)	6,915
KB Real Estate Trust Co., Ltd.	Deposits	49,708	—	—	21,553	71,261
KB Investment Co., Ltd.	Deposits	62,686	258,000	230,000	3,284	93,970
KB Credit Information Co., Ltd.	Deposits	4,047	647	410	1,056	5,340
KB Data System Co., Ltd.	Deposits	21,642	11,500	16,500	919	17,561
KB Life Insurance Co., Ltd.	Deposits	571	—	—	1,514	2,085
KB Kookmin Card Co., Ltd.	Deposits	65,518	25,500	22,000	22,568	91,586
KB Capital Co., Ltd.	Deposits	126,878	—	—	63,453	190,331
KB Insurance Co., Ltd.	Deposits	5,485	—	—	(2,120)	3,365
	Debentures	29,991	—	—	3	29,994
Prudential Life Insurance Company of Korea Ltd.	Deposits	—	—	—	303	303
	Debentures	—	—	—	30,000	30,000
KB Star Office Private Real Estate Investment Trust No.3	Deposits	7,364	—	7,193	—	171
KB Star Office Private Real Estate Investment Trust No.4	Deposits	1,983	—	1,451	—	532
Associates
Korea Credit Bureau Co., Ltd.	Deposits	17,966	1,000	—	1,016	19,982
Incheon Bridge Co., Ltd.	Deposits	45,447	20,000	21,260	(4,667)	39,520
Jungdo Co., Ltd.	Deposits	4	—	—	—	4

177

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Dae-A Leisure Co., Ltd.	Deposits	753	—	—	(117)	636
Computerlife Co., Ltd.	Deposits	1	—	—	(1)	—
Skydigital INC.	Deposits	25	—	—	(10)	15
Jo Yang Industrial Co., Ltd.	Deposits	2	—	—	—	2
KB12-1 Venture Investment Partnership [2]	Deposits	440	—	—	(440)	—
KB High-Tech Company Investment Fund	Deposits	11,755	8,000	8,000	940	12,695
Aju Good Technology Venture Fund	Deposits	5,456	1,442	—	(3,805)	3,093
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	7,054	1,500	6,500	(1,131)	923
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	12	—	—	1,789	1,801
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	13,118	—	—	(5,021)	8,097
KB Global Platform Fund	Deposits	17,928	—	—	2,269	20,197
NEOMIO CORP.	Deposits	—	—	—	535	535
WJ Private Equity Fund No.1	Deposits	—	—	—	349	349
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1	Deposits	8,293	2,117	5,630	(525)	4,255
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Deposits	8	—	—	(2)	6
KB No.17 Special Purpose Acquisition Company	Deposits	1,742	1,525	1,500	(56)	1,711
KB No.18 Special Purpose Acquisition Company	Deposits	2,140	2,063	2,100	(2)	2,101
KB No.19 Special Purpose Acquisition Company	Deposits	1,093	1,000	1,000	(40)	1,053
KB No.20 Special Purpose Acquisition Company	Deposits	1,984	1,522	1,500	(290)	1,716
RAND Bio Science Co., Ltd.	Deposits	4,452	2,250	3,750	(2,259)	693
Wise Asset Management Co., Ltd.	Deposits	21	—	—	(21)	—
Food Factory Co., Ltd.	Deposits	1,073	1,503	1,003	(18)	1,555
Acts Co., Ltd.	Deposits	1	—	—	17	18
Paycoms Co., Ltd.	Deposits	1	—	—	—	1
Big Dipper Co., Ltd.	Deposits	6	—	—	(5)	1
APRO Co., Ltd. [2]	Deposits	3,201	—	—	(3,201)	—
Hasys.	Deposits	—	—	—	1	1
Stratio, Inc.	Deposits	726	—	—	(713)	13

178

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

UPRISE, Inc.	Deposits	—	—	—	11	11
CellinCells Co., Ltd.	Deposits	1,545	—	—	(1,285)	260
COSES GT	Deposits	—	—	—	292	292
Fabric Time Co., Ltd.	Deposits	395	7,002	3,801	351	3,947
BNF Corporation Ltd. [2]	Deposits	947	—	—	(947)	—
GOMI CORPORATION	Deposits	—	—	—	37	37
S&E BIO	Deposits	—	—	—	1,142	1,142
KB IGen Private Equity Fund No.1 [2]	Deposits	147	—	—	(147)	—
KB Pre IPO Secondary Venture Fund No.1	Deposits	2,955	—	—	(2,326)	629
4N Inc.	Deposits	—	—	—	76	76
Contents First	Deposits	—	4,000	3,000	823	1,823
December & Company Inc.	Deposits	—	—	—	1	1
GENINUS Inc.	Deposits	—	—	—	13,630	13,630
Key management [3]	Deposits	8,370	15,241	15,206	653	9,058

		2019
(In millions of Korean won)		Beginning	Increase	Decrease	Others [1]	Ending
Parent
KB Financial Group Inc.	Deposits	69,621	310,000	370,000	8,916	18,537
Subsidiaries
Kookmin Bank Int`l Ltd. (London) [2]	Deposits	—	—	—	37,387	37,387
Kookmin Bank Cambodia Plc.	Deposits	2,017	—	—	7,109	9,126
Kookmin Bank (China) Ltd.	Deposits	1,963	—	—	(1,205)	758
	Borrowings	248,398	—	—	(109,016)	139,382
Securitization SPE	Deposits	1,310	—	—	(215)	1,095
KB Wise Star Private Real Estate Feeder Fund No.1	Deposits	413	9	—	—	422
Structured entities	Deposits	31,866	24,053	—	(23,795)	32,124
KB Core Blind Private Estate Fund No.1	Deposits	—	5,063	—	—	5,063
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Deposits	3,284	—	—	3,645	6,929
KB Real Estate Trust Co., Ltd.	Deposits	27,321	—	—	22,387	49,708
KB Investment Co., Ltd.	Deposits	20,784	410,000	365,000	(3,098)	62,686
KB Credit Information Co., Ltd.	Deposits	4,240	1,611	1,425	(379)	4,047
KB Data System Co., Ltd.	Deposits	18,059	18,500	13,500	(1,417)	21,642
KB Life Insurance Co., Ltd.	Deposits	1,576	—	—	(1,005)	571
KB Kookmin Card Co., Ltd.	Deposits	84,089	22,000	22,000	(18,571)	65,518
KB Capital Co., Ltd.	Deposits	64,283	—	—	62,595	126,878
KB Insurance Co., Ltd.	Deposits	2,745	—	—	2,740	5,485
	Debentures	30,002	—	—	(11)	29,991
KB Securities Co., Ltd.	Deposits	334,470	96,445	75,000	67,138	423,053
KB Star Office Private Real Estate Investment Trust No.3	Deposits	5,361	2,003	—	—	7,364
KB Star Office Private Real Estate Investment Trust No.4	Deposits	1,629	354	—	—	1,983

179

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Associates
Korea Credit Bureau Co., Ltd.	Deposits	15,674	—	3,000	5,292	17,966
Incheon Bridge Co., Ltd.	Deposits	43,666	25,260	5,260	(18,219)	45,447
Doosung Metal Co., Ltd.	Deposits	3	—	—	(3)	—
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	1,229	—	—	(476)	753
Carlife Co., Ltd.	Deposits	2	—	—	(2)	—
Computerlife Co., Ltd.	Deposits	1	—	—	—	1
Skydigital INC.	Deposits	16	—	—	9	25
Jo Yang Industrial Co., Ltd.	Deposits	—	—	—	2	2
KB12-1 Venture Investment Partnership [2]	Deposits	245	—	—	195	440
KB High-tech Company Investment Fund	Deposits	275	5,500	5,500	11,480	11,755
Aju Good Technology Venture Fund	Deposits	6,439	—	—	(983)	5,456
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	7,088	15,000	10,000	(5,034)	7,054
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	618	—	—	(606)	12
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	18,813	—	—	(5,695)	13,118
KB Global Platform Fund	Deposits	—	—	—	17,928	17,928
Associate of parent
KB Star Office Private Real Estate Investment Trust No.1	Deposits	7,946	5,018	5,072	401	8,293
Associates of parent’s subsidiaries
SY Auto Capital Co., Ltd.	Deposits	5	—	—	3	8
KB No.9 Special Purpose Acquisition Company [2]	Deposits	2,275	—	2,266	(9)	—
KB No.10 Special Purpose Acquisition Company [2]	Deposits	1,666	—	1,618	(48)	—
KB No.11 Special Purpose Acquisition Company [2]	Deposits	658	—	530	(128)	—
KB No.17 Special Purpose Acquisition Company	Deposits	—	1,500	—	242	1,742
KB No.18 Special Purpose Acquisition Company	Deposits	—	2,200	100	40	2,140

180

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

KB No.19 Special Purpose Acquisition Company	Deposits	—	1,000	—	93	1,093
KB No.20 Special Purpose Acquisition Company	Deposits	—	1,500	—	484	1,984
RAND Bio Science Co., Ltd.	Deposits	232	1,900	—	2,320	4,452
Wise Asset Management Co., Ltd.	Deposits	696	—	682	7	21
Built On Co., Ltd. [2]	Deposits	7	—	—	(7)	—
Food Factory Co., Ltd.	Deposits	68	—	—	1,005	1,073
Acts Co., Ltd.	Deposits	29	—	—	(28)	1
Paycoms Co., Ltd.	Deposits	1	—	—	—	1
Big Dipper Co., Ltd.	Deposits	182	—	—	(176)	6
APRO Co., Ltd. [2]	Deposits	2,201	—	—	1,000	3,201
Rainist Co., Ltd.	Deposits	1	—	—	(1)	—
Spark Biopharma Inc.[2]	Deposits	2,630	17,000	9,000	(10,630)	—
Stratio, Inc.	Deposits	516	—	—	210	726
Nexelon Inc.[2]	Deposits	—	—	200	200	—
CellinCells Co., Ltd.	Deposits	—	—	—	1,545	1,545
KB IGen Private Equity Fund No.1 [2]	Deposits	148	—	—	(1)	147
KB Pre IPO Secondary Venture Fund No.1	Deposits	1,115	—	—	1,840	2,955
Fabric Time Co., Ltd.	Deposits	—	—	—	395	395
BNF Corporation Ltd. [2]	Deposits	—	—	—	947	947
Key management [3]	Deposits	8,119	8,724	8,232	(241)	8,370

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Bank’s related party as of December 31, 2020.
[3]	Includes borrowing transactions that occurred before they became related parties.

181

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

40.7 Significant investment and withdrawal transaction with related parties for the years ended December 31, 2020 and 2019, are as follows:

	2020
(In millions of Korean won)	Equity investments and others	Withdrawals and others
Subsidiaries
Kookmin Bank Int`l Ltd. (London) *	—	49,071
KB Bank Myanmar Co., Ltd.	221,780	—
PRASAC Microfinance Institution Plc.	733,976	—
PT Bank Bukopin TBK	296,630	—
KB Wise Star Private Real Estate Feeder Fund No.1	—	58,839
Samsung KODEX 10Y F-LKTB INV ETF	518,208	510,308
KB Haeoreum Private Securities Investment Trust No.83(Bond)	200,000	106,639
KB KBSTAR 3-Year Futures Inverse Securities ETF (Debt-Derivative)	479,780	470,654
Kiwoom Frontier Private Placement Fund No.10 (Bond)	200,000	105,233
Woori Safe Plus Qualified Private Trust S-8 (Bond)	500,000	505,080
Mirae Asset Triumph Global Privately Placed Feeder Investment Trust No.1	50,000	59,029
Meritz Private Real Estate Fund No.9-2	11,311	2,129
KB Core Blind Private Estate Fund No.1	66,668	2,502
KB Global Private Real Estate Debt Fund No.3 (USD)	—	614
UBS Hana Professional Investor Private Investment Trust No.1 (Bond)	400,000	302,876
Mirae Asset Triumph Privately Placed Investment Trust No.7	400,000	302,626
Samsung Credit Value Plus Private Investment Trust (Bond)	300,000	100,784
KB Emerging Markets Dept Private Securities Fund(USD)(Bond)	120,633	—
Samsung SRA Private Real Estate Investment Trust No.28D	23,970	179
KIM Basic Private Investment Trust No.102 (Bond)	100,000	—
KB Korea Short Term Premium Private Securities No.16(USD)(Bond)	33,828	—
Parent’s subsidiaries
Hanbando BTL Private Special Asset Fund	—	24,039
Hope Sharing BTL Private Special Asset Fund	—	1,655
KB Mezzanine Private Security Investment Trust No.2 *	—	46,051
KB Intellectual Property Fund	—	180
KB Senior Loan Private Fund No.1	—	1,080
KB KBSTAR Mid-Long Term KTB Active ETF (Bond) *	—	20,402
KB Onkookmin 2030 TDF Fund (FoFs) *	—	86
KB Star Office Private Real Estate Investment Trust No.4	—	2,101
KB Korea Short Term Premium Private Securities No.10(USD)(Bond) *	—	69,710
KB New Renewable Energy Private Special Asset Fund No.1	32,640	871
KB Mezzanine Private Securities Fund No.3	18,019	16,587
Koratevien Specialist Private Equity Fund No.1	—	1,015
KB Europe Renewable Specialized Private Equity Private Asset Investment Trust No.2	8,675	—
KB BMO Senior Loan Private Special Asset Fund No.2(FOF)	29,015	566
KB Korea Short Term Premium Private Securities No.15(USD)(Bond)	23,508	—
KB Korea Short Term Premium Private Securities No.17(USD)(Bond)	68,082	—
KB Sinansan Line Private Special Asset Fund(SOC)	27,857	—

182

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Associates
Korea Credit Bureau Co., Ltd.	—	90
Balhae Infrastructure Company	894	6,973
KB GwS Private Securities Investment Trust	—	7,453
KB12-1 Venture Investment Partnership *	—	50,642
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	—	2,584
Future Planning KB Start-up Creation Fund	—	3,200
KB High-Tech Company Investment Fund	—	13,550
Aju Good Technology Venture Fund	—	2,885
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	3,200
KB-TS Technology Venture Private Equity Fund	1,200	2,940
KB Digital Innovation & Growth New Technology Business Investment Fund	1,125	—
KB Intellectual Property Fund No.2	6,000	—
KB Digital Innovation Investment Fund Limited Partnership	2,800	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	4,000	1,600
KB SPROTT Renewable Private Equity Fund No.1	3,286	—
KB Global Platform Fund	9,000	—
KB-UTC Inno-Tech Venture Fund	11,310	—
WJ Private Equity Fund No.1	10,000	—
All Together Korea Fund No.2	100,000	90,127
KB Pre-IPO New Technology Business Investment Fund No.2	2,500	—
KB Smart Scale Up Fund	4,000	—
Associate of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	5,196	—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	1,900	—

	2019
(In millions of Korean won)	Equity investments and others	Withdrawals and others
Subsidiaries
KB Wise Star Private Real Estate Feeder Fund No.1	55,900	5,724
KB Multi-Asset Private Securities Fund S-1 (Bond Mixed-FoFs) *	—	235,095
KB Multi-Asset Private Securities Fund P-1 (Bond Mixed-FoFs) *	—	234,804
Samsung KODEX 10Y F-LKTB INV ETF	399,624	327,414
KB Haeoreum Private Securities Investment Trust No.83(Bond)	100,000	—
KB KBSTAR 3-Year Futures Inverse Securities ETF (Debt-Derivative)	309,522	369,248
Kiwoom Frontier Private Placement Fund No.10 (Bond)	100,000	—
Woori Safe Plus Qualified Private Trust S-8 (Bond)	100,000	4,134
Mirae Asset Triumph Global Privately Placed Feeder Investment Trust No.1	40,000	40,000
NH-Amundi Global Private Securities Investment Trust No.1 (USD) (Bond)	—	34,460
Meritz Private Real Estate Fund No.9-2	13,273	1,691
AIP US Red Private Real Estate Trust No.10	—	1,388
KB Leaders Private Placement Fund No.10 (Bond) *	200,000	200,108
KB Core Blind Private Estate Fund No.1	33,158	—
KB Global Private Real Estate Debt Fund No.3 (USD)	23,224	—

183

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Parent’s subsidiaries
Hanbando BTL Private Special Asset Fund	—	21,563
Hope Sharing BTL Private Special Asset Fund	—	1,653
KB Intellectual Property Fund	—	182
KB Senior Loan Private Fund No.1	—	13,458
KB Evergreen Private Securities Fund 98 (Bond) *	—	52,302
KB KBSTAR Mid-Long Term KTB Active ETF (Bond) *	—	500
KB Onkookmin 2025 TDF Fund (FoFs) *	5,500	—
KB Onkookmin 2030 TDF Fund (FoFs) *	5,500	—
KB Onkookmin 2035 TDF Fund (FoFs) *	—	2,289
KB Onkookmin 2045 TDF Fund (FoFs) *	—	2,184
KB Star Office Private Real Estate Investment Trust No.4	—	1,713
KB Korea Short Term Premium Private Securities No.4(USD)(Bond) *	—	48,050
KB Korea Short Term Premium Private Securities No.5(USD)(Bond) *	92,776	211,053
KB Korea Short Term Premium Private Securities No.10(USD)(Bond) *	70,176	—
KB Global Core Bond Securities Feeder Fund(Bond)	30,000	22,220
KB Haeoreum Private Securities Investment Trust No.96 *	—	50,656
KB New Renewable Energy Private Special Asset Fund No.1	858	4
KB Mezzanine Private Securities Fund No.3	22,000	—
Koratevien Specialist Private Equity Fund No.1	35,000	—
KB Europe Renewable Specialized Private Equity Private Asset Investment Trust No.2	3,767	—
KB Global Infra Private Special Asset Fund No.5	1	—
KB Global Infra Private Special Asset Fund No.6	1	—
Associates
Korea Credit Bureau Co., Ltd.	—	135
Balhae Infrastructure Company	592	6,855
KoFC KBIC Frontier Champ 2010-5 (PEF) *	—	138
KB GwS Private Securities Investment Trust	—	7,276
KB12-1 Venture Investment Partnership *	—	3,400
Future Planning KB Start-up Creation Fund	—	4,400
KB High-Tech Company Investment Fund	—	6,950
Aju Good Technology Venture Fund	1,960	—
KB-KDBC Pre-IPO New Technology Business Investment Fund	2,500	—
KB-TS Technology Venture Private Equity Fund	4,200	1,200
KB Digital Innovation & Growth New Technology Business Investment Fund	1,125	—
KB Intellectual Property Fund No.2	6,000	—
KB Digital Innovation Investment Fund Limited Partnership	24,500	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	7,000	—
KB SPROTT Renewable Private Equity Fund No.1	1,327	—
KB Global Platform Fund	19,500	—
KB-UTC Inno-Tech Venture Fund	300	—
Associate of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	4,040	1,060

*	Excluded from the Bank’s related party as of December 31, 2020.

184

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

40.8 Acceptances and guarantees and unused commitments provided to related parties as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		December 31, 2020	December 31, 2019
Subsidiaries
KB Microfinance Myanmar Co., Ltd.	Other commitments in foreign currency	13,056	—
PRASAC Microfinance Institution Plc.	Loan commitments in foreign currency	108,800	—
PT Bank Bukopin TBK	Other commitments in foreign currency	163,200	—
KB Wise Star Private Real Estate Feeder Fund No.1	Purchase of securities	817	817
Structured entities	Loan commitments in Korean won	8,371	7,349
	Purchase of securities	1,983,840	1,597,600
Meritz Private Real Estate Fund No.9-2	Purchase of securities	12,319	24,258
KB Core Blind Private Estate Fund No.1	Purchase of securities	175	66,842
Parent’s subsidiaries
KB Securities Co., Ltd.	Loan commitments in Korean won	137,213	140,000
KB Investment Co., Ltd.	Loss sharing agreements	1,000	1,000
KB Kookmin Card Co., Ltd.	Loan commitments in Korean won	820,000	820,000
	Other commitments in Korean won	1,300,000	1,300,000
KB Capital Co., Ltd.	Other commitments in foreign currency	11,968	—
KB Insurance Co., Ltd.	Loan commitments in Korean won	20,000	20,000
KB Mezzanine Private Security Investment Trust No.2 *	Purchase of securities	—	11,141
KB Mezzanine Private Securities Fund No.3	Purchase of securities	30,241	48,260
KB Senior Loan Private Fund No.1	Purchase of securities	—	3,770
KB New Renewable Energy Private Special Asset Fund No.1	Purchase of securities	6,502	39,142
KB Europe Renewable Specialized Private Equity Private Asset Investment Trust No.2	Purchase of securities	6,215	14,454
KB Global Infra Private Special Asset Fund No.5	Purchase of securities	24,999	24,999
KB Global Infra Private Special Asset Fund No.6	Purchase of securities	24,999	24,999
KB BMO Senior Loan Private Special Asset Fund No.2(FOF)	Purchase of securities	6,435	—
KB Sinansan Line Private Special Asset Fund(SOC)	Purchase of securities	280,143	—
Associates
Balhae Infrastructure Company	Purchase of securities	6,433	7,327
Incheon Bridge Co., Ltd.	Loan commitments in Korean won	20,000	20,000
KB GwS Private Securities Investment Trust	Purchase of securities	—	876

185

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	Purchase of securities	—	10,040
Aju Good Technology Venture Fund	Purchase of securities	—	1,154
KB-TS Technology Venture Private Equity Fund	Purchase of securities	1,980	3,180
KB Digital Innovation & Growth New Technology Business Investment Fund	Purchase of securities	1,125	2,250
KB Intellectual Property Fund No.2	Purchase of securities	—	6,000
KB Digital Innovation Investment Fund Limited Partnership	Purchase of securities	—	2,800
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Purchase of securities	5,000	9,000
KB SPROTT Renewable Private Equity Fund No.1	Purchase of securities	14,887	18,173
KB Global Platform Fund	Purchase of securities	21,500	30,500
KB-UTC Inno-Tech Venture Fund	Purchase of securities	3,390	14,700
All Together Korea Fund No.2	Purchase of securities	990,000	—
KB Pre-IPO New Technology Business Investment Fund No.2	Purchase of securities	7,500	—
KB Smart Scale Up Fund	Purchase of securities	46,000	—
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Loan commitments in Korean won	—	8,100
Food Factory Co., Ltd.	Loan commitments in Korean won	388	—
BNF Corporation Ltd. *	Loan commitments in Korean won	—	360
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities	10,764	15,960
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities	8,100	—
Key management	Loan commitments in Korean won	731	564

*	Excluded from the Bank’s related party as of December 31, 2020.

40.9 Acceptances and guarantees and unused commitments provided from related parties as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		December 31, 2020	December 31, 2019
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	3,404	12,209
KB Kookmin Card Co., Ltd.	Loan commitment in Korean won	89,768	86,400

40.10 Details of compensation to key management for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,804	76	1,532	3,412
Registered directors (non-executive)	432	—	—	432
Non-registered directors	6,286	297	3,719	10,302

	8,522	373	5,251	14,146

186

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	2019
	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,833	49	1,594	3,476
Registered directors (non-executive)	402	—	—	402
Non-registered directors	5,767	213	4,235	10,215

	8,002	262	5,829	14,093

40.11 Major types of transactions between the Bank and the related parties include deposit taking transactions, loan transactions such as general purpose loans, corporate purchase loans, B2B loans etc., settlements of funds arising from overseas remittance, providing credit line through the acceptance of letter of credit issued by the Bank, and overdraft accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

40.12 Details of collateral provided to related parties as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		December 31, 2020		December 31, 2019
	Assets pledged *	Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Parent’s subsidiaries
KB Securities Co., Ltd.	Securities	52,616	52,000	50,471	50,000
KB Life Insurance Co., Ltd.	Securities	25,896	25,000	25,977	25,000
KB Insurance Co., Ltd.	Securities	49,982	50,000	49,990	50,000

*	Collaterals related to lease contracts arising from operating activities between related parties are excluded.

40.13 Details of collateral provided from related parties as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Assets pledged as collateral [1]	December 31, 2020	December 31, 2019
Subsidiary
Taejon Samho The First Co., Ltd.	Beneficiary certificate of land development trust	130,000	130,000
KB Core Blind Private Estate Fund No.1	Real estate	12,000	12,000
Parent’s subsidiaries
KB Securities Co., Ltd.	Time deposits / Beneficiary right certificate	167,000	167,000
	Securities	26,981	27,948
	Real estate [2]	12,000	12,000
KB Life Insurance Co., Ltd.	Securities	10,000	10,000
KB Kookmin Card Co., Ltd.	Time deposits	22,000	22,000
KB Insurance Co., Ltd.	Securities	60,000	135,500
KB Credit Information Co., Ltd.	Time deposits and others	1,848	1,611
KB Star Office Private Real Estate Investment Trust No.4	Real estate	24,000	24,000
Key management	Time deposits and others	213	192
	Real estate	4,056	2,922

[1]	Collaterals related to lease contracts arising from operating activities between related parties are excluded.
[2]	Related to KB Wise Star Jongno Tower Real Estate Master Fund, a subsidiary of KB Securities Co., Ltd.

187

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

As of December 31, 2020, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group that consists of the Bank and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders that consist of the Bank and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to the project financing group that consists of the Bank and 5 other institutions.

40.14 The amounts of debt securities and others purchased through KB securities Co., Ltd. are ~~W~~ 14,312,409 million and ~~W~~ 12,778,602 million for the years ended December 31, 2020 and 2019, respectively, and the amounts of debt securities and others sold through KB securities Co., Ltd. are ~~W~~ 14,569,878 million and ~~W~~ 7,799,397 million for the years ended December 31, 2020 and 2019, respectively. In addition, KB Securities Co., Ltd. acquired through underwriting of ~~W~~ 400,000 million and ~~W~~ 2,120,000 million of debentures issued by the Bank for the years ended December 31, 2020 and 2019, respectively.

40.15 The amounts of intangible assets and others purchased from KB Data System Co., Ltd. are ~~W~~ 21,547 million and ~~W~~ 37,004 million for the years ended December 31, 2020 and 2019, respectively.

40.16 The Bank has entered into CLS (Continuous Linked Settlement) service agreement with KB Securities Co., Ltd. and accordingly the Bank is able to provide intraday liquidity of USD 500 million on the condition of repayment on the day of payment.

40.17 The Bank and KB Kookmin Card Co., Ltd. are jointly and severally liable for the liabilities of the Bank before the spin-off date.

41. Approval of Issuance of the Financial Statements

The issuance of the Bank’s financial statements as of and for the year ended December 31, 2020, was approved by the Board of Directors on February 3, 2021.

188

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Independent Auditors’

Review Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

To the President of

Kookmin Bank

We have reviewed the accompanying Operating Status Report of the Internal Control over Financial Reporting (“ICFR”) of Kookmin Bank (the “Bank”) as of December 31, 2020. The Company’s management is responsible for designing and maintaining effective ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of ICFR, the Bank’s management stated: “Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2020, in all material respects, in accordance with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting”

We conducted our review in accordance with ICFR Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Operating Status Report of the Internal Control over Financial Reporting is free of material misstatement. Our review consists principally of obtaining an understanding of the Bank’s ICFR, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A Bank’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards. Because of its inherent limitations, however, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that the Operating Status Report of the Internal Control over Financial Reporting as of December 31, 2020 is not prepared in all material respects, in accordance with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

189

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

This report applies to the Bank’s ICFR in existence as of December 31, 2020. We did not review the Bank’s ICFR subsequent to December 31, 2020. This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc. and may not be appropriate for other purposes or for other users.

/s/ KPMG Samjong Accounting Corp.

March 8, 2021

Notice to Readers This report is annexed in relation to the audit of the financial statements as of December 31, 2020.

190

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Operating Status Report of

the Internal Control over Financial Reporting

To the Shareholder, Board of Directors and Audit Committee of Kookmin Bank

We, as the Chief Executive Officer (“CEO”) and the Internal Accounting Manager of Kookmin Bank(“the Company”), assessed operating status of the Company’s Internal Control over Financial Reporting(“ICFR”) for the year ended December 31, 2020.

The Company’s management, including ourselves, is responsible for designing and operating ICFR.

We assessed whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”) as the criteria for design and operation of the Company’s ICFR. We also conducted an assessment of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2020, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 23, 2021

Yin Hur,

Chief Executive Officer

Mun Cheol Jeong

Internal Accounting Manager

191